      As filed with the Securities and Exchange Commission on June 20, 2003
                                                     Registration No. 333-105209
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                           --------------------------
                               The Journal Company
             (Exact name of registrant as specified in its charter)

           Wisconsin                                    2711                                 20-0020198
(State or other jurisdiction of              (Primary Standard Industrial                 (I.R.S. Employer
 incorporation or organization)               Classification Code Number)                Identification No.)

                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2728
                        (Address, including zip code, and
                    telephone number, including area code, of
                    registrant's principal executive offices)
                   -------------------------------------------
                                 Steven J. Smith
                      Chairman and Chief Executive Officer
                               The Journal Company
                              333 West State Street
                            Milwaukee, Wisconsin 53203
                                 (414) 224-2728
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 with copies to:

   Benjamin F. Garmer, III                                 Alan M. Klein
       Russell E. Ryba                               Simpson Thacher & Bartlett
       Foley & Lardner                                  425 Lexington Avenue
  777 East Wisconsin Avenue                           New York, New York 10017
 Milwaukee, Wisconsin 53202                                (212) 455-2000
       (414) 271-2400

                            ------------------------

         Approximate date of commencement of proposed sale to the public: Upon consummation of the Share Exchange referred to herein.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                            ------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.




                  SUBJECT TO COMPLETION, DATED JUNE 20, 2003


[LOGO] JOURNALCOMMUNICATIONS
an employee-owned company

                                     Joint
                              Proxy Statement of
        Journal Communications, Inc. and Journal Employees' Stock Trust
                                      and
                                 Prospectus of
                              The Journal Company

To our shareholders and unitholders:

   You are cordially invited to attend a joint special meeting of the shareholders of Journal Communications, Inc. and the unitholders of the Journal
Employees' Stock Trust, which we call JESTA, to be held on       ,
      , 2003, at 10:00 a.m., local time, at       ,       , Milwaukee,
Wisconsin       .

   As part of our ongoing efforts to position Journal Communications for continued success in a complex and increasingly competitive business environment while maintaining our independence, high ethical standards and the tradition of employee ownership, our board of directors requests your approval at this important meeting of a transaction pursuant to which we will change our current capital structure, conduct an initial public offering and offer to purchase some of your ownership interests in us. We believe that this transaction will allow us to continue to build our businesses, pursue opportunities for growth and maximize long-term shareholder value.

   To accomplish this important transaction:

  .   We plan to effect a share exchange, pursuant to which each share of our
      existing common stock will automatically be exchanged for        shares
      of new class B common stock, divided as equally as possible among class B-1 and class B-2 shares. Class B common stock will be entitled to ten votes per share.

  . Immediately prior to consummation of the share exchange, we plan to amend JESTA to explicitly permit the share exchange to occur and to provide that, immediately after the share exchange is completed, JESTA will terminate. In connection with this step of the transaction, the shares of class B common stock held by JESTA as a result of the share exchange will be distributed to the unitholders of JESTA.

  . At the same time, we plan to sell shares of class A common stock, which will have one vote per share, in an initial public offering.

  . As soon as possible after the initial public offering, we plan to purchase some of the shares of class B common stock distributed in the transaction by launching a cash tender offer to all holders of class B shares. We plan to use the net proceeds from the initial public offering, as well as borrowings from our new debt facility (which we also intend to enter into in connection with changing our current capital structure), to purchase these class B shares.

   To effect these four steps, our board of directors is specifically asking:

  . all shareholders and active employee unitholders to vote "FOR" the share exchange; and

  . all shareholders, active employee unitholders and employee benefit trust unitholders to vote "FOR" the amendment and termination of JESTA.

   In addition, our board of directors is asking all shareholders and active employee unitholders to vote "FOR" our new equity incentive plan and "FOR" our new employee stock purchase plan.

   Our board of directors has carefully considered the transaction, has determined that it is in the best interests of the company and our shareholders and unitholders, and recommends that the four proposals be approved.

   Shareholders and unitholders who do not perfect dissenters' rights in the
share exchange will also receive a special dividend of $       per share,
divided by the share exchange ratio, upon consummation of the transaction.


   This joint proxy statement/prospectus provides shareholders and unitholders with detailed information about the transaction. We encourage you to read this entire document carefully. For a discussion of the material risks involved in the transaction and our business, see "Risk Factors" beginning on page 34 of this joint proxy statement/prospectus.



   Your vote is very important. Whether or not you intend to attend the joint special meeting, please take the time to vote your shares or units by completing and mailing the enclosed proxy card to us, calling the toll-free telephone number or using the Internet as described in the instructions provided on the enclosed proxy card. Failure by any shareholder or unitholder eligible to vote to return a completed proxy or to vote via the telephone, Internet or in person at the joint special meeting will have the effect of a vote against the share exchange and against the amendment and termination of JESTA.


                                          Steven J. Smith
                                          Chairman of the Board
                                          and Chief Executive Officer

                , 2003

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated              , 2003 and is
being first mailed to Journal Communications shareholders and JESTA unitholders
on or about              , 2003.

                      HOW YOU CAN OBTAIN MORE INFORMATION

   Journal Communications and JESTA file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. After the transaction, The Journal Company (which we call New Journal, and which will change its name to Journal Communications, Inc. upon completion of the share exchange) will file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings of Journal Communications and JESTA are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any filed document at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

   We have filed a registration statement on Form S-4 to register with the SEC the shares of class B common stock of New Journal to be delivered in connection with the transaction, as well as the class A common stock of New Journal that is issuable upon conversion of New Journal's class B and class C common stock. This joint proxy statement/prospectus is a part of that registration statement and does not contain all the information you can find in the registration statement or the exhibits to the registration statement. We also have filed a registration statement on Form S-1 relating to our proposed public offering of shares of class A common stock. You may obtain copies of the Form S-4 (and any amendments to that document) in the manner described above or by writing or telephoning us at the address or telephone number below.

   This joint proxy statement/prospectus incorporates certain information that is not included in or delivered with this document. You may request a copy of this information or the materials identified in the preceding paragraphs, at no cost, by writing or telephoning us at the following address or telephone number:

                         Journal Communications, Inc.
                             333 West State Street
                          Milwaukee, Wisconsin 53203
                          Attention: Paul E. Kritzer
              Vice President, General Counsel-Media and Secretary
                           Telephone: (414) 224-2374

   To obtain timely delivery, you must make this request no later than five
business days before          , 2003, the date of the joint special meeting.

                         JOURNAL COMMUNICATIONS, INC.
                        JOURNAL EMPLOYEES' STOCK TRUST

        NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS AND UNITHOLDERS
                      To Be Held       ,          , 2003

   A special meeting of the shareholders of Journal Communications, Inc. and a special meeting of the unitholders of the Journal Employees' Stock Trust, which
we call JESTA, will be jointly held on       ,          , 2003, at 10:00 a.m.,
local time, at       ,          , Milwaukee, Wisconsin        for the following
purposes, all of which are more fully described in the accompanying joint proxy statement/prospectus:

   1.  To consider and vote upon a proposal to approve the Agreement and Plan
of Share Exchange, dated as of          , 2003, by and between Journal
Communications, Inc. and The Journal Company (which we call New Journal, and which will change its name to Journal Communications, Inc. upon completion of the share exchange), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which each share of our currently outstanding stock will automatically be exchanged for shares of class B common stock of New Journal, divided as equally as possible among class B-1 and class B-2 shares.

   2. To consider and vote upon a proposal to approve the amendment and termination of JESTA, as set forth in Annex B to the accompanying joint proxy statement/prospectus.

   3. To consider and vote upon a proposal to approve New Journal's 2003 Equity Incentive Plan, a copy of which is attached as Annex E to the accompanying joint proxy statement/prospectus.

   4. To consider and vote upon a proposal to approve New Journal's 2003 Employee Stock Purchase Plan, a copy of which is attached as Annex F to the accompanying joint proxy statement/ prospectus.

   Those entitled to vote at the meeting or any adjournment or postponement thereof on the share exchange, the equity incentive plan and the employee stock purchase plan are:

  .   holders of Journal Communications common stock of record as of the close
      of business on          , 2003, of which there are three, including
      JESTA; and

  .   unitholders of JESTA of record as of the close of business on          ,
      2003 who are active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence); these unitholders are entitled to vote pursuant to proxies authorizing such unitholders to vote issued by the trustees in accordance with the provisions of JESTA.

   Those entitled to vote at the meeting or any adjournment or postponement thereof on the amendment and termination of JESTA are:

  .   the Grant family shareholders (who are JESTA's "stockholder-eligibles")
      of record as of the close of business on          , 2003;

  .   unitholders of JESTA of record as of the close of business on
            , 2003 who are active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence); and

  .   unitholders of JESTA of record as of the close of business on
            , 2003 who are employee benefit trusts, if any.

   Approval of each of the first two proposals listed above (i.e., the share exchange and the amendment and termination of JESTA) are conditions to the consummation of the transaction described in the accompanying joint proxy statement/prospectus. In the event the transaction is not consummated, the equity incentive plan and the employee stock purchase plan will not become effective.

   Shareholders and beneficial shareholders (including all JESTA unitholders) have the right to dissent from and to obtain the "fair value" of such shareholder's shares of Journal Communications stock or corresponding units in the event of the consummation of the share exchange, provided that he or she perfects his or her dissenter's rights in accordance with Sections 180.1301 through 180.1331 of the Wisconsin Business Corporation Law. Please see a discussion of dissenters' rights in the accompanying joint proxy statement/prospectus and Sections 180.1301 through 180.1331 of the Wisconsin Business Corporation Law, a copy of which is attached as Annex C to the joint proxy statement/prospectus.

   Shareholders and unitholders who do not perfect their dissenters' rights in
the share exchange will also receive a special dividend of $       per share,
divided by the share exchange ratio, upon consummation of the transaction.


   Your vote is important. Even if you expect to attend the joint special meeting, please complete, sign, date and return the enclosed proxy card immediately or call the toll-free telephone number or use the Internet as described in the instructions provided on the enclosed proxy card. If you attend the meeting, you may withdraw your proxy and vote in person.


   Failure by any shareholder or unitholder eligible to vote to return a completed proxy or to vote in person at the joint special meeting will have the effect of a vote against the share exchange and against the amendment and termination of JESTA.

By Order of the Board of Directors By Order of the Trustees of the
of Journal Communications, Inc.    Journal Employees' Stock Trust

/s/ Steven J. Smith                /s/ Steven J. Smith
---------------------              ---------------------
Steven J. Smith                    Steven J. Smith
Chairman of the Board              Trustee
and Chief Executive Officer

Milwaukee, Wisconsin
         , 2003

                               TABLE OF CONTENTS


                                                                                                          Page
                                                                                                          ----
SUMMARY..................................................................................................   1
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS............................................................   9
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION..............................................................  10
   Overview of the Transaction...........................................................................  10
   Approval of the Transaction...........................................................................  15
   JESTA Units and Class B Shares........................................................................  16
   Future Sales..........................................................................................  26
   Selling Class B Shares in the Tender Offer............................................................  27
   Selling Shares in the Public Market...................................................................  28
   Personal JESTA Loans and First Time Buyer Program.....................................................  28
   Employee Stock Purchase Plan and Equity Incentive Plan................................................  30
   Taxes.................................................................................................  30
   Other Important Issues................................................................................  31
   Transaction Process from a Unitholder's Perspective...................................................  33
RISK FACTORS.............................................................................................  34
   Risks Relating to New Journal's Articles of Incorporation and Bylaw Provisions and the Initial Public
     Offering............................................................................................  34
   Other Risks...........................................................................................  35
THE JOINT SPECIAL MEETING, VOTING RIGHTS AND PROXIES.....................................................  45
   Date, Time and Place of the Joint Special Meeting.....................................................  45
   Proposals to be Considered at the Joint Special Meeting...............................................  45
   Who Can Vote..........................................................................................  45
   Votes Required to Approve the Proposals...............................................................  46
   How You Can Vote......................................................................................  47
   Revocation of Proxy...................................................................................  47
   Quorum................................................................................................  47
   Costs of Solicitation.................................................................................  48
   Dissenters' Rights....................................................................................  48
THE SHARE EXCHANGE.......................................................................................  50
   Reasons for the Transaction...........................................................................  50
   The Share Exchange....................................................................................  50
   The Initial Public Offering...........................................................................  53
   The Tender Offer......................................................................................  54
   How We Will Effect the Share Exchange and the Initial Public Offering.................................  55
   Conditions to the Share Exchange......................................................................  55
   Termination or Delay of the Share Exchange............................................................  56
   Agreement with the Grant Family Shareholders..........................................................  56
   Federal Income Tax Consequences of the Share Exchange.................................................  57
   Board and Trustee Recommendation......................................................................  57
AMENDMENT AND TERMINATION OF JESTA.......................................................................  58
   Comparison of JESTA Units and New Journal's Class B Common Stock......................................  58
   Market Risk...........................................................................................  67
   Board and Trustee Recommendation......................................................................  67
NEW JOURNAL'S 2003 EQUITY INCENTIVE PLAN.................................................................  68
NEW JOURNAL'S 2003 EMPLOYEE STOCK PURCHASE PLAN..........................................................  71
CAPITALIZATION...........................................................................................  73
SELECTED FINANCIAL DATA..................................................................................  75
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.............................................................................................  78
BUSINESS................................................................................................. 104
MANAGEMENT............................................................................................... 124
DESCRIPTION OF CAPITAL STOCK, ARTICLES OF INCORPORATION AND BYLAWS....................................... 131
DIVIDEND POLICY.......................................................................................... 143
MARKET FOR OUR COMMON EQUITY PRIOR TO THE TRANSACTION AND RELATED SHAREHOLDER
  AND UNITHOLDER MATTERS................................................................................. 144

PRINCIPAL SHAREHOLDERS AND UNITHOLDERS........................................... 146
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................... 147
FEDERAL INCOME TAX CONSEQUENCES TO SHAREHOLDERS AND UNITHOLDERS.................. 147
SUBMISSION OF PROPOSALS BY SHAREHOLDERS.......................................... 151
LEGAL MATTERS.................................................................... 151
EXPERTS.......................................................................... 151
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................... F-1
ANNEX A--AGREEMENT AND PLAN OF SHARE EXCHANGE*................................... A-1
ANNEX B--PROPOSED AMENDMENT AND TERMINATION OF JESTA*............................ B-1
ANNEX C--SECTIONS 180.1301 TO 180.1331 OF THE WISCONSIN BUSINESS CORPORATION LAW* C-1
ANNEX D--ARTICLES OF INCORPORATION OF THE JOURNAL COMPANY*....................... D-1
ANNEX E--THE JOURNAL COMPANY 2003 EQUITY INCENTIVE PLAN*......................... E-1
ANNEX F--THE JOURNAL COMPANY 2003 EMPLOYEE STOCK PURCHASE PLAN*.................. F-1
ANNEX G--JESTA TRUSTEES PROXY TO UNITHOLDERS*.................................... G-1

--------
*  To be inserted in final joint proxy statement/prospectus.

   In this joint proxy statement/prospectus, we use the terms "Journal," "company," "we," "us" and "our" to refer to Journal Communications, Inc. prior to the share exchange with our wholly owned subsidiary The Journal Company, and to refer to The Journal Company after the share exchange when the distinction is not important. When the distinction is important, we use the term "Journal Communications" to refer to Journal Communications, Inc. and the term "New Journal" to refer to The Journal Company. Upon completion of the share exchange, The Journal Company will change its name to Journal Communications, Inc. In connection with the share exchange, Journal Communications common stock will be exchanged for shares of New Journal's class B-1 and class B-2 common stock. We use the terms "class B common stock" and "class B shares" to refer to the class B-1 and class B-2 common stock of New Journal. We use the terms "class A common stock" and "class A shares" to refer to New Journal class A common stock that we intend to apply for listing on the New York Stock Exchange under the symbol "JRN." We use the terms "class C common stock" and "class C shares" to refer to New Journal class C common stock. We use the term "common stock" to refer to the class A common stock, class B common stock and class C common stock, collectively.

   Journal Communications and JESTA file reports and other information with the SEC, but our common stock and units, which are subject to various restrictions, are not publicly traded.

   You should rely only on the information contained in this joint proxy statement/prospectus when deciding how to vote on the steps of the transaction described in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus
is dated              , 2003. You should not assume that the information
contained herein is accurate as of any date other than this date, and neither the mailing of this joint proxy statement/prospectus nor the delivery of securities in connection with the transaction will create any implication to the contrary. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

                                    SUMMARY

   This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not include all of the information that is important to you. To better understand the transaction, we urge you to read the entire joint proxy statement/prospectus carefully, including "Risk Factors" and the other documents that we refer you to.

Our Company

   Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

Our Competitive Strengths

   We believe our principal competitive strengths are:


  . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began in 1937 with the establishment of JESTA which owns 90% of our common stock prior to the initial public offering. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in JESTA, representing 58% of our full-time workforce. For the last 66 years, employee ownership has driven shareholder value by enabling us to attract and retain motivated people with a high level of commitment to our business and whose spirit of teamwork has significantly energized our company. While JESTA will terminate at the closing of the initial public offering, we believe our capital structure in place after the completion of the initial public offering will encourage employee ownership and continue to provide us with the benefits of an entrepreneurial employee ownership culture, given that our employees and former employees will own our "high vote" class B
      shares and control   % of our total voting power immediately after
      completion of the initial public offering.



  . Leading Market Position in Wisconsin and Broadcasting Presence in Mid-Sized Growth Markets. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area, which strongly positions our diversified media operations to serve southeastern Wisconsin. We also own and operate 39 other broadcasting assets located in mid-sized growth markets with diversified economies, many of which have large universities or state capitals. These markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation.



  . Profitable and Differentiated Telecommunications Business. Our telecommunications network covers approximately 4,400 route miles primarily in the Great Lakes region, terminating not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers make purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment. We believe this disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe that our deep network penetration, financial stability and reputation for high quality customer service differentiates us from many of our competitors.


  . Diversified Operations with Multiple Growth Opportunities. Our diverse group of businesses helps reduce risks associated with any single business and mitigates our exposure to economic and advertising cycles. In addition, it allows us to strategically direct the cash flow generated by our operations across platforms to help effectively deploy our capital to take advantage of growth opportunities as and where they may arise.


  . Experienced Management Team. Our senior management team has in-depth operating experience and a deep understanding of our culture. Over the past 10 years, this team has successfully completed and integrated approximately 40 acquisitions. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company.


Our Growth Strategy

   Building on these strengths, we will seek to continue our growth through the following strategies:

  . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. We also intend to further streamline our publishing operations and maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history.

  . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations in six geographic markets. These stations were generally owned by smaller, local operators lacking the management or financial resources of our company. We will continue to seek to acquire and integrate broadcast stations in certain existing markets, as well as in new markets with profiles similar to those we presently serve.

  . Continue Disciplined Investment in our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business so we can remain a premier regional provider of carrier and enterprise services and continue to generate returns on our invested capital.

  . Focus on Improving Operating Performance and Margin Expansion. We intend to continue our cost reduction initiatives across our businesses, which we believe will generate increased operating efficiency and cost savings and drive operating margin improvement. We also will continue to promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time.

                               -----------------

   Our address is 333 West State Street, Milwaukee, Wisconsin 53203; our telephone number is (414) 224-2725 and our primary web address is www.jc.com. The information and content contained on our website are not part of this joint proxy statement/prospectus.

The Joint Special Meeting
Date and Time.............                  ,             , 2003, at 10:00 a.m., local
                                                                                 time.
Location..................                           ,          , Milwaukee, Wisconsin
                                                                                     .
Record Date for Shares
  and Units...............                                                     , 2003.

Share Exchange, Equity
  Incentive Plan and
  Employee Stock Purchase
  Plan

    .  Shares Entitled to  There were 28,800,000 shares of common stock
       Vote............... outstanding, and 25,915,737 shares of common stock entitled to vote, as of the close of business on the record date. 2,884,263 shares owned by JESTA are not entitled
                           to vote at the joint special meeting because Journal
                           Communications owned the underlying JESTA units in
                           treasury as of such date. These 25,915,737 shares are the
                           only shares that may be voted at the joint special meeting on the proposals regarding the share exchange, the equity
                           incentive plan and the employee stock purchase plan.
                           Each share is entitled to one vote on these proposals.

    .  Units Entitled to   JESTA owned 25,920,000 shares of our common stock
       Vote............... outstanding, and 23,035,737 shares of common stock are entitled to vote, as of the close of business on the record date. These 23,035,737 shares constituted about 88.9% of
                           our outstanding common stock entitled to vote as of the
                           record date. In accordance with the provisions of JESTA,
                           the trustees have issued to each of the JESTA unitholders
                           of record as of the close of business on the record date
                           who are active employees of Journal Communications or
                           its subsidiaries (including employees on a duly granted
                           leave of absence) a proxy to vote the number of shares of
                           Journal Communications common stock represented by
                           units owned by him or her for which JESTA is the holder
                           of record as of the record date on the share exchange, the equity incentive plan and the employee stock purchase
                           plan. Accordingly, active employees have the right to
                           vote        shares, or     % of our outstanding
                           common stock entitled to vote as of the record date, on
                           the proposals regarding the share exchange, the equity
                           incentive plan and the employee stock purchase plan.

                           Pursuant to JESTA, the trustees have exclusive authority
                           to vote all shares of Journal Communications common
                           stock represented by units owned by ex-employee-
                           eligibles, employee benefit trusts and employee-eligible-
                           transferees on these matters. Accordingly, the trustees of
                           JESTA have the right to vote          shares, or     %
                           of our outstanding common stock entitled to vote as of
                           the record date, on the proposals regarding the share
                           exchange, the equity incentive plan and the employee
                           stock purchase plan.

                           Each unit is entitled to one vote on these proposals.

Amendment and Termination
  of JESTA

    .  Shares Entitled to  The Grant family shareholders held 2,880,000 shares of
       Vote............... Journal Communications common stock as of the close of business on the record date. These shares are the only
                           shares that may be voted at the joint special meeting on
                           the proposal regarding the amendment and termination of
                           JESTA. Each share is entitled to one vote on this
                           proposal.

    .  Units Entitled to   Active employees of Journal Communications or its
       Vote............... subsidiaries (including employees on a duly granted
                           leave of absence) held        JESTA units as of the
                           close of business on the record date and "employee
                           benefit trusts" held        JESTA units as of the close
                           of business on the record date. These        units are
                           the only units that may be voted at the joint special
                           meeting on the proposal regarding the amendment and
                           termination of JESTA. Each unit is entitled to one vote
                           on this proposal.

Quorum.................... Holders of a majority of the outstanding shares of Journal
                           Communications common stock entitled to vote at the
                           special meeting, present in person or by proxy, will
                           constitute a quorum for the transaction of business at the special meeting of shareholders of Journal
                           Communications.

                           There is no quorum requirement for the special meeting of unitholders of JESTA.

Votes Required

    .  Share Exchange..... Two-thirds (2/3rds) of all issued and outstanding shares of Journal Communications common stock entitled to
                           vote is required to approve the share exchange at the joint special meeting.

    .  Amendment and       Two-thirds (2/3rds) of the outstanding JESTA units
       Termination of      owned by active employees of Journal Communications
       JESTA.............. or its subsidiaries (including employees on a duly granted leave of absence) and "employee benefit trusts," and
                           eighty percent (80%) of the shares of common stock of
                           Journal Communications owned by the Grant family
                           shareholders is required to approve the amendment and
                           termination of JESTA at the joint special meeting. Each
                           JESTA trustee must also approve the amendment and
                           termination of JESTA.

    .  Equity Incentive    A majority of the votes cast on the equity incentive plan
       Plan............... at the joint special meeting (assuming a quorum is present) is required to approve the plan, provided that a
                           majority of the outstanding shares of common stock of
                           Journal Communications are voted on the equity
                           incentive plan.

    .  Employee Stock      A majority of the votes cast on the employee stock
       Purchase Plan...... purchase plan at the joint special meeting (assuming a quorum is present) is required to approve the plan,
                           provided that a majority of the outstanding shares of
                           common stock of Journal Communications are voted on
                           the employee stock purchase plan.

    .  Grant Family        The Grant family shareholders have already approved the
       Shareholder         share exchange, the amendment and termination of
       Approval........... JESTA, the new equity incentive plan and the new employee stock purchase plan pursuant to an agreement
                           recently entered into with Journal Communications and
                           New Journal. For a discussion of the terms of such
                           agreement, see "The Share Exchange--Agreement with
                           the Grant Family Shareholders."

Revocability of Proxies... Unitholders may revoke their proxy at any time before it is voted by:

                           . giving written notice of revocation to our Secretary;

                           . submitting a subsequent later-dated proxy; or

                           . voting in person at the joint special meeting.

Dissenters' Rights........ Holders of Journal Communications common stock and holders of JESTA units have the right to dissent from and
                           obtain the "fair value" of such shares or units in cash if the share exchange is consummated. To perfect such
                           dissenter's rights, a shareholder or unitholder must
                           comply with the procedural requirements of Sections
                           180.1301 through 180.1331 of the Wisconsin Business
                           Corporation Law, including, without limitation:

                           . filing written notice with Journal Communications
                             prior to the vote on the share exchange at the joint special meeting of such shareholder's or unitholder's intention to dissent and demand payment of the fair value of his or her shares or units if the share exchange is consummated;

                           . not voting in favor of the share exchange (which
                             will be deemed to be satisfied for the "ex-employee-eligibles," "employee benefit trusts" and
                             "employee-eligible-transferees," who are not entitled to vote on the share exchange pursuant to the provisions of JESTA); and

                           . making a written demand for payment within 30
                             days after notice is given by Journal
                             Communications of the results of the vote at the special meeting.

                           See "The Joint Special Meeting, Voting Rights and
                           Proxies--Dissenters' Rights" and Annex C to this joint proxy statement/prospectus.

                           Shareholders and unitholders who perfect their dissenters'
                           rights will not receive class B common stock in the

                           transaction and, thereby, will also not receive the special
                           dividend of $     per share, divided by the share
                           exchange ratio, payable upon consummation of the
                           transaction

Recommendation of the      The board of directors of Journal Communications
  Board of Directors and   recommends that shareholders and unitholders vote
  Trustees................ "FOR" approval of the share exchange, "FOR" approval of the amendment and termination of JESTA, "FOR"
                           approval of New Journal's 2003 Equity Incentive Plan
                           and "FOR" approval of New Journal's 2003 Employee
                           Stock Purchase Plan.

                           Each of the JESTA trustees is also a member of the board
                           of directors of Journal Communications. In their capacity
                           as a director, each of the trustees has voted in favor of the share exchange, the amendment and termination of
                           JESTA, the equity incentive plan and the employee stock
                           purchase plan based on the advice and analysis provided
                           to them in that capacity, and with regard to their duties as directors of Journal Communications. In their capacity as
                           trustees of JESTA, they will again analyze and consider
                           the proposals, utilizing expert advisers who have not
                           been advisers to the board of directors, with regard to
                           their duties as JESTA trustees. Based on such analysis
                           and advice, and with due consideration to the expressed
                           desires and opinions of unitholders, the trustees will
                           decide how to vote the shares of Journal Communications
                           stock represented by the JESTA units owned by "ex-
                           employee-eligibles," "employee benefit trusts" and
                           "employee-eligible-transferees" on the share exchange,
                           the equity incentive plan and the employee stock
                           purchase plan. The trustees will also consider and vote on whether to approve the amendment and termination of
                           JESTA. It is expected that the trustees will make their
                           recommendation on or before        days prior to the
                           joint special meeting.

                            Summary Financial Data

   The following table presents our summary consolidated historical financial data. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. The summary consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this joint proxy statement/prospectus. The summary consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this joint proxy statement/prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the first quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

                                                      Year Ended December 31,               First Quarter Ended(3)
                                        --------------------------------------------------  ---------------------


                                                                                            March 24,   March 23,
                                         1998(1)   1999(2)     2000       2001      2002      2002        2003
                                        --------  ---------  --------  ---------  --------  ---------   ---------
                                                       (in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue:
   Publishing.......................... $344,565  $ 347,137  $345,321  $ 320,615  $311,138  $ 69,517    $ 68,337
   Broadcasting........................  115,113    130,857   149,886    134,801   152,749    30,680      29,462
   Telecommunications..................   81,875    101,428   126,586    151,992   148,674    34,905      33,750
   Printing services...................  107,564     91,663   107,334    114,612    97,841    25,028      21,025
   Other...............................   81,916     82,275    90,105     86,767    90,974    19,925      21,893
                                        --------  ---------  --------  ---------  --------  --------    --------
       Total operating revenue.........  731,033    753,360   819,232    808,787   801,376   180,055     174,467
Operating expense......................  636,858    642,806   710,041    724,683   687,303   159,575     155,215
                                        --------  ---------  --------  ---------  --------  --------    --------
Operating earnings.....................   94,175    110,554   109,191     84,104   114,073    20,480      19,252
Net earnings(4)........................ $ 60,708  $  69,449  $ 66,384  $  47,757  $ 57,920  $  7,338    $ 11,302
                                        ========  =========  ========  =========  ========  ========    ========
Earnings Per Share Amounts
Continuing operations before accounting
  change............................... $   2.08  $    2.56  $   2.43  $    1.76  $   2.46  $   0.46    $   0.44
Net earnings........................... $   2.16  $    2.54  $   2.45  $    1.70  $   2.19  $   0.27    $   0.44
Balance Sheet Data:
Total assets........................... $583,684  $ 638,506  $687,035  $ 730,778  $744,752  $715,531    $740,838
Total debt............................. $     --  $  12,115  $     --  $   4,420  $ 90,775  $ 69,395    $ 75,870
Shareholders' equity................... $447,884  $ 465,697  $508,519  $ 532,880  $476,544  $466,487    $480,073
Other Financial Data:
Depreciation........................... $ 33,549  $  36,657  $ 38,710  $  40,882  $ 44,726  $  9,977    $ 10,433
Amortization........................... $  8,618  $   8,940  $ 11,408  $  10,814  $  1,909  $    352    $    396
EBITDA(5).............................. $136,342  $ 156,151  $159,309  $ 135,800  $160,708  $ 30,809    $ 30,081
Capital expenditures................... $ 44,821  $  68,529  $ 96,758  $  90,172  $ 53,169  $ 16,323    $ 16,784
Dividends.............................. $ 31,057  $  31,286  $ 36,765  $  37,866  $ 31,597  $  7,942    $  7,775
Cash Flow Data:
Net cash provided by (used for):
   Operating activities................ $106,181  $ 117,481  $133,123  $ 118,411  $ 86,060  $ 24,530    $ 37,579
   Investing activities................ $(63,412) $(199,893) $(94,030) $(108,144) $(51,409) $(16,257)   $(16,755)
   Financing activities................ $(25,371) $ (38,798) $(33,035) $ (11,918) $(31,714) $ (9,004)   $(22,680)

                                                        Footnotes on next page.

--------
(1) Includes two radio stations in Omaha, Nebraska from January 1; two radio stations in Knoxville, Tennessee from April 20; one radio station in Oracle, Arizona from June 9; three radio stations in the Boise, Idaho market from July 1; and two radio stations in Ontario, Oregon from July 1 (which we sold in April 2000). See footnote (1) to "Selected Financial Data."
(2) From June 14, 1999, includes three radio stations in Wichita, Kansas; one radio station in Arkansas City, Kansas, one radio station in Augusta, Kansas; two radio stations in Springfield, Missouri; one radio station in Sparta, Missouri; two radio stations in Tulsa, Oklahoma; one radio station in Henryetta, Oklahoma; and two radio stations in Omaha, Nebraska. Also includes one television station in Palm Springs, California from August 1, 1999. See footnote (2) to "Selected Financial Data."
(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." See footnote (4) to "Selected Financial Data." Had Statement No. 142, been applied retroactively as of January 1, 1998, our adjusted net earnings would have been $62,693, $73,365, $71,907, $53,287, $57,920, $7,338 and $11,302 for fiscal 1998 through 2002 and the first quarters ended March 24, 2002 and March 23, 2003, respectively, and our adjusted basic and diluted net earnings per share for the same periods would have been $2.23, $2.68, $2.65, $1.90, $2.19, $0.27 and $0.44, respectively.


(5) We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.



   The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:



                                              Year Ended December 31,              First Quarter Ended
                                 ------------------------------------------------  -------------------


                                                                                   March 24, March 23,
                                   1998      1999      2000      2001      2002      2002      2003
                                 --------  --------  --------  --------  --------  --------- ---------
                                                            (in thousands)
Net earnings.................... $ 60,708  $ 69,449  $ 66,384  $ 47,757  $ 57,920   $ 7,338   $11,302
Total other (income) and expense   (6,237)   (4,227)     (884)   (1,235)     (339)     (486)      414
Provision for income taxes......   41,998    44,537    44,162    35,860    49,418     8,714     7,536
(Gain) loss from discontinued
  operations, net...............   (2,294)      795      (471)    1,722       565    (1,595)       --
Cumulative effect of accounting
  change, net...................       --        --        --        --     6,509     6,509        --
Depreciation....................   33,549    36,657    38,710    40,882    44,726     9,977    10,433
Amortization....................    8,618     8,940    11,408    10,814     1,909       352       396
                                 --------  --------  --------  --------  --------   -------   -------
EBITDA.......................... $136,342  $156,151  $159,309  $135,800  $160,708   $30,809   $30,081
                                 ========  ========  ========  ========  ========   =======   =======

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

   We make certain statements in this joint proxy statement/prospectus that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this joint proxy statement/prospectus entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this joint proxy statement/prospectus to identify forward-looking statements.

   These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in the "Risk Factors" section of this joint proxy statement/prospectus and the following:

  .   changes in advertising demand;

  .   changes in newsprint prices and other costs of materials;

  . changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

  .   the availability of quality broadcast programming at competitive prices;

  .   changes in network affiliation agreements;

  . quality and rating of network over-the-air broadcast programs available to our customers;

  . effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

  . effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues and the introduction of new technologies;

  . effects of bankruptcies and government investigations on customers of our telecommunications wholesale services;

  . the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

  .   changes in interest rates;

  .   the outcome of pending or future litigation;

  .   energy costs;

  . the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

  .   changes in general economic conditions.

   We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this joint proxy statement/prospectus.

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

   The following questions and answers will help you better understand the proposed transaction. The transaction consists of:

  .   The share exchange;

  .   The amendment and termination of JESTA;

  .   The initial public offering; and

  .   The tender offer.

   The questions and answers also will help you better understand the impact that the transaction will have on you as a unitholder. The questions and answers are primarily directed to the unitholders of JESTA, but certain of them are also helpful to the Grant family shareholders (the only other equity owners of Journal Communications). The questions and answers have been stated in a conversational format: the questions are stated as if asked directly by a unitholder with a Journal representative responding.

   A more detailed description of the transaction can be found in the other parts of this joint proxy statement/prospectus. We urge you to read the entire joint proxy statement/prospectus carefully.

Overview of the Transaction

Q1. Why are we doing this?

A. After much careful consideration, we believe the proposed transaction is the best way to preserve and grow the vitality of our business and position us to maximize shareholder value over the long-term. Accessing external capital through the offering of a publicly traded security will:

   .   Provide us with greater financial flexibility;

   . Improve the company's ability to access a range of new sources of capital;

   . Enable us to compete in the marketplace with bigger and better capitalized competitors;

   . Help in our quest to grow our businesses and capitalize on new business opportunities; and

   .   Enhance our ability to achieve our strategic vision.

   For our unitholders, this transaction will:

   . Enable unitholders to reduce significantly or, over time, eliminate their personal JESTA loans;

   .   Reduce the risk of rising interest rates on personal JESTA loans;

   .   Create an open market to buy or sell shares as they wish;

   . Eliminate mandatory offers to sell requirements for retired or former employees;

   .   Chart a new course to preserve our independence and employee-ownership;
       and

   .   Facilitate enhanced career opportunities for our employees.

    Our current capital structure has served the company and unitholders well for more than 66 years. But the complex and increasingly competitive business environment in which we operate requires that we create a capital structure that better meets the needs of the company today, allowing us to continue to build our businesses and pursue new opportunities for growth. We believe strongly in employee-ownership and the success it has allowed us to achieve. Therefore, we have designed this transaction to preserve our tradition of employee-ownership and position us for a successful future.

Q2. What does this mean for Journal Communications?

A. Our culture and tradition of excellence is predicated on entrepreneurial employee ownership. Since our inception in 1882, Journal Communications has grown from one local newspaper into a company with more than $800 million in operating revenues derived from a strong group of businesses. We owe our success, to a significant degree, to our heritage of employee ownership as created by Harry J. Grant and the commitment it inspires in our employee owners. We believe that the transaction will help preserve the best aspects of our employee-owned culture and maximize our ability to remain independent. Our current owners will retain voting control, and we will be positioned for success in the 21st century. We will preserve family and employee voting control by issuing to the public class A shares with one vote each and by exchanging employee units for class B shares that have ten votes each.

Q3. What is New Journal?

A. New Journal is a wholly owned subsidiary of Journal Communications. Upon completion of the share exchange, New Journal will change its name to Journal Communications, Inc. After the transaction, we will still be known in our communities and customer markets as Journal Communications.

Q4. Will New Journal (which by then will be called Journal Communications) basically be the same company after we have outside investors?

A. Yes. The transaction will preserve our independence and long-standing employee-owned culture. Our commitment to our unitholders, shareholders, employees and customers is unchanged. New Journal will have the same management and employees and the same goals and visions.

Q5. Why are we doing a share exchange with one of our subsidiaries?

A. Subsidiaries are often used as a transitional step in transactions of this type. As soon as the transaction is completed, we will continue as you have always known us but with a corporate structure appropriate for a publicly traded company.

Q6. What will happen to the Journal Communications, Inc. name?

A. Nothing. New Journal will change its name to Journal Communications, Inc. upon consummation of the share exchange.

Q7. What are the basic steps in the transaction?

A.  There are four basic steps in the transaction:

   . The share exchange, which creates a corporate structure appropriate for a publicly traded company (see "The Share Exchange" and "Description of Capital Stock, Articles of Incorporation and Bylaws" for a detailed description of the elements of this corporate structure);

   . The amendment and termination of JESTA, which explicitly permits the share exchange to occur and eliminates a trust structure that is not appropriate for a publicly traded company (see "Amendment and Termination of JESTA" for a detailed discussion of this transaction step);

   . The initial public offering, through which we will raise equity capital from outside investors and have access to the public equity markets in the future; and

   . The tender offer, which enables unitholders to significantly reduce their personal JESTA loans.

Q8. Did Journal Communications consider any other options besides the initial public offering?

A. During the past months, Journal Communications' board of directors and senior management undertook a thorough and comprehensive analysis of potential sources of permanent capital for our company. They considered other approaches, including private equity investments and other forms of capital like long-term debt, and concluded that pursuing the initial public offering would be the best way to accomplish its goal of continuing to grow as a family and employee-controlled independent, diversified media and communications company (see "The Share Exchange--Reasons for the Transaction" for additional information).

Q9. What have we done after receiving board approval?

A. After receiving approval for the transaction from the board of directors, we filed two registration statements with the Securities and Exchange Commission, or SEC. The SEC is the federal government agency that oversees securities offerings and securities markets. One registration statement contains this joint proxy statement/prospectus for the unitholder and shareholder votes. The second registration statement contains a prospectus for the initial public offering.

    The SEC will review the registration statements and provide us with comments on them. This is part of the normal process--the SEC generally comments on the filings of registration statements of this kind. We will then amend the registration statements to respond to the SEC's comments. We may also amend the registration statements to update the information contained in the registration statements.

Q10. What will happen next?

A.  We anticipate that the following events will occur:

   . The SEC will review the registration statements we filed and provide us with comments on them. This is part of the normal process--the SEC generally comments on the filings of registration statements of this kind. We will then amend the registration statements to respond to the SEC's comments. We may also amend the registration statements to update the information contained in the registration statements. Once the SEC review process is completed, we will mail to each of you a final version of this joint proxy statement/prospectus. We will also mail a proxy card to those unitholders and shareholders entitled to vote.

   . The JESTA trustees will review the proposed transaction, with the assistance and advice of independent financial and legal experts, and decide whether to approve the amendment and termination of JESTA. Based on their analysis and the expert advice they receive, and after receiving input from unitholders, the JESTA trustees will also decide how to vote the shares of Journal Communications stock represented by the JESTA units they are entitled to vote on behalf of former employees and others on the share exchange, the new equity incentive plan and the new employee stock purchase plan.

   . If unitholder, Grant family shareholder and trustee approvals are obtained (the Grant family shareholder approval was previously obtained), we will proceed with the initial public offering of newly issued shares of class A common stock as soon as our board of directors deems advisable. The board will proceed with the initial public offering at a time when it believes the offering is likely to be well received in the marketplace. The transaction could take place this year or be delayed until a later date.

   . As soon as possible after the initial public offering, we intend to conduct a tender offer to purchase a portion of the class B shares owned by our employee-owners. We strongly encourage unitholders to take this opportunity to reduce their personal JESTA loans.

Q11. What do unitholders do next?

A. For now, all we suggest you do is review this preliminary joint proxy statement/prospectus and attend employee informational meetings to become better informed about what is being proposed. Once the SEC review process is completed, we will mail to each of you a final version of this joint proxy statement/prospectus. We will also mail a proxy card to those unitholders and shareholders entitled to vote. At that time, we will be asking:

   . Unitholders to consider the share exchange, the new equity incentive plan (see "New Journal's 2003 Equity Incentive Plan" for a detailed discussion of this plan) and the new employee stock purchase plan (see "New Journal's 2003 Employee Stock Purchase Plan" for a detailed discussion of this plan). Active employee unitholders will receive a proxy card and will be asked to approve these matters. Retirees and other former employee unitholders will be asked to provide their input to the JESTA trustees.

   . Unitholders to consider the amendment and termination of JESTA. Active employee and employee benefit trust unitholders will receive a proxy card and will be asked to approve this matter. Retirees and other former employee unitholders will be asked to provide their input to the JESTA trustees.

Q12. What do the Grant family shareholders think of the transaction?

A. The Grant family shareholders fully support the transaction. In fact, they have already entered into an agreement with us in which, among other things, they have approved the share exchange, the amendment and termination of JESTA, the new equity incentive plan and the new employee stock purchase plan. See "The Share Exchange--Agreement with the Grant Family Shareholders" for a discussion of the terms of such agreement.

Q13. What happens if unitholders or the JESTA trustees do not approve the transaction?

A. If all of the required approvals are not obtained, the share exchange, the amendment and termination of JESTA, the initial public offering and the tender offer will not occur. In addition, the new equity incentive plan and the new employee stock purchase plan will not become effective.

    JESTA will remain in place, but we anticipate the following changes will likely be made in our operation of the employee ownership plan under JESTA:

   . We will return to a system established by the terms of JESTA that matches willing sellers and willing eligible buyers of JESTA units.

   . Journal Communications will not be a buyer or seller of JESTA units at any significant level.

   . We anticipate that lenders to the JESTA loan program will transition to individual underwriting of the loan program, meaning that they will evaluate each borrower based on his or her own creditworthiness, and will extend credit on terms that are appropriate to that specific borrower. In many instances, this likely means that the interest cost on JESTA loans may increase significantly. We also anticipate that lenders in the JESTA loan program intend to reduce the maximum loan-to-value of collateral percentage from 80% today to a substantially lesser percentage. This reduction could affect both existing loans and new loans.

   . We also anticipate that if the plan is not approved, the company would face difficult tradeoffs regarding appropriate dividend strategy for its unitholders as opposed to the retention of operating revenue and borrowing capacity sufficient to meet the company's own financing needs. For example, the company's need for capital to fund growth may conflict with the unitholders' need for sufficient dividend income to pay taxes and pay debt service on JESTA loans.

    These changes would reduce the liquidity of the market available to unitholders who wish to sell or acquire JESTA units. In addition, these changes would likely cause the board of directors and senior management to continue to explore other capitalization alternatives.

Q14. How much stock are we selling to the public?

A.  Our financial advisers tell us that it is advisable to sell about       %
    to       % of our outstanding shares to the public in order to create a satisfactory trading market in the public shares of class A common stock and to raise proceeds for the tender offer. After the initial public offering:

  .   Class A common stock will constitute about   % to   % of our total
      outstanding common stock and about   % to   % of our total voting power;

  .   Class B common stock will constitute about   % to   % of our total
      outstanding common stock and about   % to   % of our total voting power;
      and

  .   Class C common stock will constitute about   % to   % of our total
      outstanding common stock and   % of our total voting power.

Q15. How and when will the initial public offering price be determined?

A. The initial public offering price of the class A shares will be determined by negotiations between us and the managing underwriters, Morgan Stanley and Robert W. Baird & Co., who will underwrite the proposed initial public offering. When making their recommendation regarding the price for the initial public offering, the underwriters will take into account many factors including the trading value of other comparable companies in the market, and overall market conditions. The board will proceed with the initial public offering at a time when it believes the offering is likely to be well received in the marketplace.

    The underwriters may also recommend a share exchange ratio, or "stock split," which will not change the aggregate value of your holdings, but may affect both the number of and the price of your holdings. We expect to inform you of the effect of any share exchange ratio at the time that we mail final proxy information. In addition, we anticipate being able to provide you with the estimated initial public offering price range of the class A shares before the joint special meeting is held.

Q16. What effect does the share exchange ratio have?

A. In the share exchange, each existing share of Journal Communications common stock (and, thereby, each JESTA unit) will automatically be exchanged for shares of class B common stock of New Journal. In other words, you
    will own      class B shares for every JESTA unit you now own. Similarly, the existing formula based option price under JESTA would be divided by
            .

   Here is an example, if the split were to happen today with the unit option
price as of              , 2003:

                  Before Split and                                        After Split and
                   Share Exchange                                          Share Exchange
                  ----------------                                         ---------------
                                   Unit Option                                             Unit Option
                                   Price Under                                             Price Under
      No. of Units                JESTA Formula               No. of Units                JESTA Formula
      ------------                -------------               ------------                -------------
                                                    $                                                       $

Q17. What is a tender offer?

A. A tender offer is a formal offer to buy shares. In our case, we will formally offer to repurchase some of your class B shares.

Q18. Why do we plan to make a tender offer for class B shares?

A. We believe we are approaching the limits of prudent debt exposure for our unitholders as a group. The transaction will enable unitholders to reduce their personal JESTA loans and eliminate the risk of reaching the limit of our collective ability to borrow. The tender offer allows unitholders to do that by selling a portion of their holdings, without any fees or commissions. The proceeds from the sale of shares into the tender offer, net of taxes, will be used to reduce outstanding debt balances unless we receive written instructions to the contrary signed by you and your JESTA bank. We will strongly encourage unitholders who have pledged their units to secure bank loans to take advantage of this opportunity to reduce their debt.

Q19. Why is it important for me to reduce my leverage or my concentrated investment in Journal Communications?

A. Many unitholders have chosen to leverage their investment in JESTA units and to invest primarily in Journal Communications. You may have chosen to do this because you heard others talk about how well they had done over time with their JESTA units, the relative predictability offered by the JESTA formula, your confidence in the company, your personal comfort with risk, the attractive loan terms offered by JESTA lenders, or other reasons. The JESTA program has worked well for more than 66 years, and we should all be proud of the wealth and security it has generated to date for many of our employees and retirees.

    Today, however, we must plan for the future and put in place an updated capital structure that will enable us to have a vibrant and sustainable employee ownership structure going forward. We must create a new capital structure that allows the company to grow and positions us to maximize shareholder value over the long term. We must also update our employee ownership structure to better reflect today's view of what is appropriate for employee investment in their employer, and what is appropriate risk for an individual to take when investing in an equity security.

Q20. Why is JESTA being terminated?

A. JESTA has worked well for us for 66 years. However, we have been advised that a trust structure like JESTA is not appropriate for a publicly traded company.

    We believe strongly in employee ownership and the success it has allowed us to achieve. Therefore, we have created a new employee ownership structure under New Journal's articles of incorporation that preserves our tradition of employee ownership and positions us for a successful future. These provisions of New Journal's articles of incorporation have been designed to retain the best aspects of JESTA and our employee-owned culture while allowing us to create a publicly traded stock.

Q21. Are there any risks as a result of the initial public offering?

A. Yes. The value of your class B shares, which will be equal to the value of the class A shares, will be subject to the fluctuations of the stock market. Initially there also will be restrictions on when you can convert your class B shares into class A shares in order to sell them to the public.


    We will continue to be subject to the risks our businesses face every day. More significant risks are discussed in this joint proxy statement/prospectus under "Risk Factors" beginning on page 34. You should review these risks carefully.

Approval of the Transaction

Q22. What percentage of the unitholder and shareholder vote is required to approve the various steps of the transaction and who votes on these matters?

A.  These votes are required by the following unitholders and shareholders:

   .   Share exchange:

      . Two-thirds (2/3rds) of all issued and outstanding shares of Journal Communications common stock entitled to vote.

      .   Active employee unitholders and the Grant family shareholders of
          record as of the close of business on the record date (             ,
          2003) are entitled to vote. Pursuant to JESTA, the trustees have exclusive authority to vote all shares of Journal Communications stock represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees on the share exchange.

   .   Amendment and termination of JESTA:

      . Two-thirds (2/3rds) of the outstanding JESTA units owned by active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence) and "employee benefit trusts" as of the close of business on the record date (
                , 2003); and

      . Eighty percent (80%) of the shares of common stock of Journal Communications owned by the Grant family shareholders as of the close
          of business on the record date (             , 2003).

    Approval of the share exchange and amendment and termination of JESTA are conditions to the consummation of the transaction (in other words, both must be approved or the transaction will not occur). In the event the transaction does not occur, the new equity incentive plan and the new employee stock purchase plan will not become effective.

   .   New equity incentive plan:

      . A majority of the votes cast on the equity incentive plan at the joint special meeting (assuming a quorum is present), provided that a majority of the outstanding shares of common stock of Journal Communications are voted on the equity incentive plan.

      .   Active employee unitholders and the Grant family shareholders of
          record as of the close of business on the record date (             ,
          2003) are entitled to vote on the equity incentive plan. Pursuant to JESTA, the trustees have exclusive authority to vote all shares of Journal Communications stock represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees on the equity incentive plan.

   .   New employee stock purchase plan:

      . A majority of the votes cast on the employee stock purchase plan at the joint special meeting (assuming a quorum is present), provided that a majority of the outstanding shares of common stock of Journal Communications are voted on the employee stock purchase plan.

      .   Active employee unitholders and the Grant family shareholders of
          record as of the close of business on the record date (             ,
          2003) are entitled to vote on the employee stock purchase plan. Pursuant to JESTA, the trustees have exclusive authority to vote all shares of Journal Communications stock represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees on the employee stock purchase plan.

    In addition to the foregoing, each JESTA trustee must approve the amendment and termination of JESTA.

    The Grant family shareholders have already approved the share exchange, the amendment and termination of JESTA, the new equity incentive plan and the new employee stock purchase plan.

Q23. Does my vote matter?

A. Yes. If you are entitled to vote your units on the share exchange and the amendment and termination of JESTA but do not vote, it is just like you voted against these proposals.

Q24. Why aren't ex-employee-eligibles and employee-eligible transferees entitled to vote on the share exchange, the amendment and termination of JESTA, the new equity incentive plan or the new employee stock purchase plan?

A.  JESTA specifically:

   . Grants the trustees exclusive authority to vote all shares of Journal Communications stock represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees on proposals such as the share exchange, the new equity incentive plan and the new employee stock purchase plan; and

   . Does not provide these classes of unitholders with a vote on the amendment and termination of JESTA.

Q25. If I am a retiree or former employee, do my opinions on the transaction matter?

A. Yes. The JESTA trustees want your views. They will consider your opinions carefully as part of their review of the proposed transaction.

Q26. Can our board of directors terminate or delay the transaction even if the unitholders and JESTA trustees approve it?

A. Yes. If at any time our board of directors decides that it is not in our best interests to proceed, the board may terminate or delay the transaction. This is important--while we believe the proposed transaction is in our best interests, among other things, we want to be careful to go to the public market at a time when our offering will be well received.

JESTA Units and Class B Shares

Q27. What will happen to the JESTA units that I currently own?

A.  Your JESTA units will be affected as follows:

   .   Every JESTA unit you own will automatically represent        shares of
       class B common stock of New Journal following consummation of the share exchange.

   . Your class B common stock of New Journal will be divided as equally as possible into two different classes--class B-1 and class B-2. Class B-1 shares will represent the one-half of your units that you purchased most recently and class B-2 shares will represent the one-half of your units that you purchased earliest.

   . Unitholders and shareholders who do not perfect their dissenters' rights in the share exchange will also receive a special dividend of $ per share, divided by the share exchange ratio, upon consummation of the transaction (see "The Joint Special Meeting, Voting Rights and Proxies--Dissenter's Rights" for a detailed discussion of available dissenters' rights).

   . You will receive the class B shares of New Journal upon the termination of JESTA. Your JESTA units will automatically be cancelled.

Q28. What happens to my JESTA units if I had an "option event" after October
     25, 2002?

A. Provided the transaction is consummated, JESTA units currently subject to an "option event" will be treated like all other JESTA units. You will receive class B shares and you will be able to continue to hold these high vote shares during your lifetime.

    If the transaction is not consummated, the provisions of JESTA will continue to apply. However, you will be able to hold your JESTA units currently subject to an "option event" during the time that purchases and sales are suspended.

Q29. What will be the difference between class B-1 and class B-2 shares?

A. The shares of class B-1 and class B-2 common stock will be identical except for restrictions on when you can convert them into class A common stock and sell them to the public. The public sale restriction period is the length of time that must elapse before you can convert your shares into class A shares in order to sell them to the public (after you have offered them for sale to active employees and other eligible purchasers as required under New Journal's articles of incorporation).

    The applicable public sale restriction periods will expire as follows:

          Class of Shares             Public Sale Restriction Period
          ---------------             ------------------------------
          B-1....................... 360 days after the pricing of the initial public offering
          B-2....................... 540 days after the pricing of the initial public offering

Q30. Why will the sale of my stock to the public be so restricted?

A. It is a common practice in an initial public offering to impose public sale restriction periods on existing shares, particularly in companies that have widely dispersed ownership like us. The public sale restriction periods permit trading of the publicly traded class A common stock to take place in the public market without the introduction of a significant number of additional shares, which could negatively impact the price. Our financial advisers tell us that sales of class B shares into the public market should be introduced over time in order to establish an orderly trading market for our publicly traded class A shares.

Q31. Are there any exceptions to these public sale restriction periods?

A. Yes. There are three general exceptions to the public sale restriction periods:

   . You will be able to offer to sell a portion of your class B shares in the tender offer.

   . You will be able to make transfers to trusts for estate planning or charitable purposes, as you can now. These trusts will continue to be subject to the applicable public sale restriction periods for the shares they receive.

   . You will be able to offer to sell your class B shares to active employees and other eligible purchasers under New Journal's articles of incorporation (including employee benefit plans of New Journal, the Grant family shareholders and New Journal) at any time, including within the applicable public sale restriction periods (see "Description of Capital Stock, Articles of Incorporation and Bylaws" for a detailed description of the terms of New Journal's articles of incorporation).

Q32. After the applicable public sale restriction periods expire, are there restrictions on my sale or transfer of class B shares?

A. Yes. You must first offer to sell your shares of class B common stock to active employees and other eligible purchasers under New Journal's articles of incorporation. The purpose of this is to keep the high vote class B shares in the hands of employees and the Grant family shareholders. This is an important part of how we intend to keep the company family and employee-controlled in the future.

    If you choose to offer your class B shares for sale and no eligible purchaser under New Journal's articles of incorporation buys them within three business days, they will, at your option, either remain class B shares held by you or be converted into class A common stock, which is freely tradeable in the public market subject to applicable laws.

    Of course, you may also elect to continue to hold your class B shares. There are no restrictions on how long you can hold class B shares during your lifetime.

Q33. Do I have to sell my class B shares in the tender offer or after the applicable public sale restriction periods expire?

A. No. The decision whether to sell or retain your shares will be up to you during your lifetime. You may decide, in consultation with your JESTA bank, that it is in your best interest to reduce significantly or eliminate the amount of your personal JESTA loan for a number of reasons. These reasons may include, but are not limited to: (1) the level of your debt may exceed your financial resources; (2) your personal risk tolerance; (3) the likely reduction in the annual dividends to be paid by New Journal (see "Dividend Policy" and Questions 80 and 81 for a discussion of the expected dividend policy of New Journal after the transaction); (4) the risk of higher interest rates; (5) the fact that your holdings will be subject to market price volatility; (6) the expected transition to individual credit-based lending by the JESTA banks; (7) the expected reduction of the maximum loan-to-value ratio permitted by the JESTA banks; (8) the initial restrictions on your ability to sell or convert your class B shares; and
    (9) the opportunity to diversify your portfolio. We strongly encourage you to take advantage of the tender offer to reduce the amount of your personal JESTA loan.

Q34. What will happen to the class B shares that I own if my employment terminates or I retire?

A. Nothing. Unlike what is required under JESTA, no "option event" and requirement to offer to sell your class B shares is triggered if your employment terminates or you retire. During your lifetime, you may continue to hold these high vote shares. The public sale restriction periods will continue to apply.

Q35. Are there any differences if I am already a retiree?

A. No. You will be able to continue to hold class B shares as long as you want during your lifetime.

Q36. What will happen to the class B shares that I own if I die?

A. Upon death, class B shares owned by you will automatically be converted into class A shares (irrespective of the public sale restriction periods) on the 120/th/ day following the date of death, unless before that date your beneficiary or estate offers them for sale through the offer procedures set forth in New Journal's articles of incorporation. This 120-day period is to allow your beneficiaries or estate adequate time to offer your shares following your death.

Q37. What must I do to convert my old JESTA units into class B common stock?

A. Nothing. In the transaction, your units will automatically be exchanged for shares of class B common stock, and no action will be required on your part.

Q38. What should I do with my JESTA unit certificates if I currently hold any?

A. Nothing. After the share exchange and the amendment and termination of JESTA, the certificates will be null and void. However, we recommend that you mark them cancelled to avoid any future confusion.

Q39. Will I receive new stock certificates?

A. No. We will continue the current practice of JESTA and issue class B shares in uncertificated form. Promptly after the share exchange and the amendment and termination of JESTA, you will receive a statement of the shares that you own. If you currently hold certificates, they will be automatically cancelled.

Q40. Will all class B shares be entitled to vote on shareholder matters?

A. Yes. Unlike the terms of JESTA that generally do not allow voting by ex-employees, transferees or employee trusts, each class B share will have ten votes on all matters that come before the shareholders, regardless of who holds those class B shares.

Q41. What are the differences between the JESTA units that I own now and the class B common stock of New Journal that I will own after the transaction?

A. The following table summarizes the more significant differences between the units of JESTA and the class B common stock of New Journal.

                                                           Class B Common
                                  JESTA Units           Stock of New Journal
                           -------------------------  -------------------------

Ownership................. JESTA units are owned by   To be owned by existing
                           employees, ex-employees,   unitholders and existing
                           employee trusts and other  shareholders upon
                           eligibles.                 consummation of the
                                                      transaction. Other
                                                      employees will also be
                                                      eligible to own.

                                                           Class B Common
                                  JESTA Units           Stock of New Journal
                           -------------------------  -------------------------

Trading market and sale    In most circumstances, a   Shares are permitted to
restrictions.............. JESTA unit can only be     be sold at any time,
                           sold or transferred to     including within the
                           another employee, the      applicable public sale
                           Grant family               restriction periods, to
                           shareholders, Journal      active employees and
                           Communications or trusts   other eligible purchasers
                           for retirement planning    by following the offer
                           or charitable purposes.    procedures set forth in
                                                      New Journal's articles of
                                                      incorporation.

                                                      Otherwise, class B shares
                                                      cannot be transferred
                                                      except to New Journal; by
                                                      an active or former
                                                      employee to certain
                                                      trusts for estate
                                                      planning or charitable
                                                      purposes; to the
                                                      underwriters in the
                                                      initial public offering;
                                                      or to a designated
                                                      purchaser in a tender
                                                      offer approved by New
                                                      Journal's board. Also, if
                                                      the holder is a
                                                      corporation or other
                                                      business entity, it can
                                                      transfer its shares upon
                                                      its dissolution or
                                                      liquidation to its
                                                      shareholders who are
                                                      lineal descendants of
                                                      Harry J. Grant or certain
                                                      other entities affiliated
                                                      with those descendants;
                                                      and, if the holder is a
                                                      trust, it can transfer
                                                      its shares to its
                                                      beneficiaries who are
                                                      lineal descendants of
                                                      Harry J. Grant or private
                                                      foundations.

                                                      During the applicable
                                                      public sale restriction
                                                      periods, hedging
                                                      transactions are
                                                      prohibited, including
                                                      buying a "put" option or
                                                      selling a "call" option.
                                                      A hedging transaction is
                                                      a transaction where you
                                                      effectively lock in a
                                                      sale price to avoid the
                                                      risk of a future price
                                                      decrease.

                           Offers to sell are made    At any time you can offer
                           at the formula based       to sell your shares to
                           option price set forth in  active employees and
                           JESTA.                     other eligible purchasers
                                                      under New Journal's
                                                      articles of incorporation
                                                      and if the sale does not
                                                      occur within three
                                                      business days, such
                                                      shares will, at your
                                                      option, either remain B
                                                      shares held by you or,
                                                      after the expiration of
                                                      the applicable public
                                                      sale restriction periods,
                                                      be converted into class A
                                                      shares (which are freely
                                                      tradeable in the public
                                                      market subject to
                                                      applicable laws). If the
                                                      shares are sold to active
                                                      employees or other
                                                      eligible purchasers, the
                                                      sale price will be the
                                                      closing price of the
                                                      class A common stock as
                                                      reported on the New York
                                                      Stock Exchange on the
                                                      date the required notice
                                                      to sell is received.

                                                           Class B Common
                                  JESTA Units           Stock of New Journal
                           -------------------------  -------------------------

                                                      Any attempted transfer in
                                                      violation of the articles
                                                      of incorporation is null
                                                      and void. In other words,
                                                      the shares will remain,
                                                      for all purposes, held by
                                                      the shareholder
                                                      attempting to effect the
                                                      invalid transfer.

                                                      Following conversion into
                                                      class A shares, there is
                                                      no ability to convert
                                                      back into class B shares.

Voting rights............. Active employee            Ten votes per share. All
                           unitholders have one vote  holders vote their own
                           per unit on most matters   shares.
                           that come before the
                           shareholders. Units owned
                           by ex-employees,
                           transferees and employee
                           trusts are generally
                           voted by the trustees.

Mandatory offers to sell.. Units owned by you and     Upon a foreclosure sale
                           your permitted             or similar transfer of
                           transferees must be        pledged shares, the
                           offered for sale upon the  shares will become
                           occurrence of defined      subject to the offer
                           "options events"           procedures contained in
                           (including terminations    the articles of
                           of employment). Retirees   incorporation.
                           and those whose
                           employment terminates as
                           part of a sale of a
                           business, downsizing or
                           other qualified
                           termination are given an
                           extended schedule for
                           offering to sell.

Future rights to buy
units or stock available   Units that are offered     Class B shares that are
for sale.................. for sale under JESTA may   offered for sale under
                           be purchased by various    New Journal's articles of
                           classes of optionees in    incorporation may be
                           order of priority.         purchased by the
                           Generally, the classes of  following classes of
                           optionees and time         optionees in the
                           periods during which they  following order: first,
                           may purchase units are:    employee benefit plans of
                           first, for a period of     New Journal; second,
                           six months after the       active employees; third,
                           happening of an option     Matex Inc.; and fourth,
                           event, those               New Journal. In order to
                           employee-eligibles that    be eligible to purchase
                           are designated by the      shares offered for sale
                           President ("Class A        under the articles of
                           Optionees"); second, for   incorporation, an
                           a period of two months     optionee must have
                           after the expiration of    submitted a purchase
                           the Class A Optionees'     order including the terms
                           time period,               of the requested purchase
                           employee--eligibles and    to the transfer agent.
                           employee benefit trusts    The transfer agent will
                           that are designated by     match each share for sale
                           the Board of Directors     with the earliest
                           ("Class B Optionees");     recorded purchase order
                           third, for a period of     received that matches the
                           four months after the      terms of the sale.
                           expiration of the Class B
                           Optionees' time period,
                           the Grant family
                           shareholders; and fourth,
                           for a period of five
                           years after the
                           expiration of the Grant
                           family shareholders' time
                           period, Journal
                           Communications.

Q42. What are the differences between the class B common stock of New Journal that I will own after the transaction, the class A common stock of New Journal that will be offered to the public and the class C common stock of New Journal that the Grant family shareholders will receive in return for a portion of their class B shares and certain other rights and agreements?

A. The following table summarizes some of the significant differences between the class B common stock of New Journal, the class A common stock of New Journal and the class C common stock of New Journal. For additional information regarding the differences between these three classes of stock, see "Description of Capital Stock, Articles of Incorporation and Bylaws."

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------  -------------------------  -------------------------
Ownership................. To be owned by existing    To be owned by public      To be owned by the Grant
                           unitholders and existing   shareholders upon          family shareholders upon
                           shareholders upon          consummation of the        consummation of the
                           consummation of the        initial public offering.   transaction.
                           transaction. Other
                           employees will also be
                           eligible to own.

Trading market and sale
  restrictions............ Shares are permitted to    New Journal intends to     Class C common stock
                           be sold at any time,       apply to list the Class A  cannot be transferred
                           including within the       common stock on the New    before the 180th day
                           applicable public sale     York Stock Exchange under  after the pricing of the
                           restriction periods, to    the symbol "JRN." Class A  initial public offering,
                           active employees and       common stock purchased on  except for transfers to
                           other eligible purchasers  the New York Stock         New Journal. After that
                           by following the offer     Exchange would be freely   time, class C common
                           procedures set forth in    tradeable like any other   stock can be transferred
                           New Journal's articles of  publicly traded security.  to New Journal; or, if
                           incorporation.                                        the holder is a
                                                                                 corporation or other
                           Otherwise, class B shares                             business entity, it can
                           cannot be transferred                                 transfer its shares upon
                           except to New Journal; by                             its dissolution or
                           an active or former                                   liquidation to its
                           employee to certain                                   shareholders who are
                           trusts for estate                                     lineal descendants of
                           planning or charitable                                Harry J. Grant or certain
                           purposes; to the                                      other entities affiliated
                           underwriters in the                                   with those descendants;
                           initial public offering;                              or, if the holder is a
                           or to a designated                                    trust, it can transfer
                           purchaser in a tender                                 its shares to its
                           offer approved by New                                 beneficiaries who are
                           Journal's board. Also, if                             lineal descendants of
                           the holder is a                                       Harry J. Grant or private
                           corporation or other                                  foundations.
                           business entity, it can
                           transfer its shares upon                              Until the 180th day after
                           its dissolution or                                    pricing of the initial
                           liquidation to its                                    public offering, hedging
                           shareholders who are                                  transactions are
                           lineal descendants of                                 prohibited, including
                           Harry J. Grant or certain                             buying a "put" option or
                           other entities affiliated                             selling a "call" option.
                           with those descendants;                               A hedging transaction is
                           and, if the holder is a                               a transaction where you
                           trust, it can transfer                                effectively lock in a
                           its shares to its                                     sale price to avoid the
                           beneficiaries who are                                 risk of a future price
                           lineal descendants of                                 decrease.
                           Harry J. Grant or certain
                           other entities affiliated                             Any other transfer would
                           with those descendants.                               result in each
                                                                                 transferred share of
                                                                                 class C common stock
                                                                                 being automatically
                                                                                 converted into 1.363970
                                                                                 shares of class A common
                                                                                 stock.

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------  -------------------------  -------------------------
                           During the applicable
                           public sale restriction
                           periods, hedging
                           transactions are
                           prohibited, including
                           buying a "put" option or
                           selling a "call" option.
                           A hedging transaction is
                           a transaction where you
                           effectively lock in a
                           sale price to avoid the
                           risk of a future price
                           decrease.

                           At any time you can offer
                           to sell your shares to
                           active employees and
                           other eligible purchasers
                           under New Journal's
                           articles of incorporation
                           and if the sale does not
                           occur within three
                           business days, such
                           shares will, at your
                           option, either remain B
                           shares held by you or,
                           after the expiration of
                           the applicable public
                           sale restriction periods,
                           be converted into class A
                           shares (which are freely
                           tradeable in the public
                           market subject to
                           applicable laws). If the
                           shares are sold to active
                           employees or other
                           eligible purchasers, the
                           sale price will be the
                           closing price of the
                           class A common stock as
                           reported on the New York
                           Stock Exchange on the
                           date the required notice
                           to sell is received.

                           Any attempted transfer in
                           violation of the articles
                           of incorporation is null
                           and void. In other words,
                           the shares will remain,
                           for all purposes, held by
                           the shareholder
                           attempting to effect the
                           invalid transfer.

                           Following conversion into
                           class A shares, there is
                           no ability to convert
                           back into class B shares.

Voting rights............. Ten votes per share.       One vote per share.        Two votes per share.

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------- -------------------------  -------------------------

Future rights to buy
  class B shares           Class B shares that are    None.                      None (but Matex Inc. is
  available for sale...... offered for sale under                                an eligible purchaser of
                           New Journal's articles of                             the class B shares under
                           incorporation may be                                  New Journal's articles of
                           purchased by the                                      incorporation).
                           following classes of
                           optionees in the
                           following order; first,
                           employee benefit plans of
                           New Journal; second,
                           active employees; third,
                           the Grant family
                           shareholders; and fourth,
                           New Journal. In order to
                           be eligible to purchase
                           shares offered for sale
                           under the articles of
                           incorporation, a
                           participant must have
                           submitted a purchase
                           order including the terms
                           of the requested purchase
                           to the transfer agent.
                           The transfer agent will
                           match each share for sale
                           with the earliest
                           recorded purchase order
                           received that matches the
                           terms of the sale.

Conversion................ Each class B share is      None.                      Each class C share is
                           convertible into one                                  convertible at any time
                           class A share at any time                             at the option of the
                           after the expiration of                               holder into either
                           the applicable public                                 1.363970 class A shares
                           sale restriction periods,                             or 0.248243 class A
                           but must first be offered                             shares and 1.115727 class
                           for sale through the                                  B shares. However, if New
                           offer procedures set                                  Journal notifies a holder
                           forth in New Journal's                                that its board of
                           articles of incorporation.                            directors has approved a
                                                                                 "strategic transaction,"
                           However, if the estate of                             then class C shares
                           a deceased holder offers                              cannot be converted until
                           that holder's shares for                              the holder delivers
                           sale through the offer                                notice to New Journal
                           procedures and they are                               that it will vote its
                           not sold, then they are                               shares in favor of the
                           converted to class A                                  strategic transaction.
                           shares, irrespective of
                           the public sale                                       On a change in control of
                           restriction periods.                                  Matex Inc., each class C
                                                                                 share will automatically
                                                                                 be converted into
                                                                                 1.363970 class A shares.

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------  -------------------------  -------------------------

                           Also, class B shares
                           owned by Matex Inc. will
                           be converted into class A
                           shares (after first being
                           offered for sale through
                           the offer procedures)
                           following a change in
                           control of Matex, even if
                           such conversion takes
                           place during the public
                           sale restriction periods.

                           Regardless of the public
                           sale restriction periods,
                           each class B share will
                           automatically be
                           converted into one class
                           A share upon transfer to
                           the underwriters in
                           connection with the
                           initial public offering;
                           transfer to a designated
                           purchaser in a tender
                           offer approved by New
                           Journal's board; when the
                           number of shares of class
                           B common stock
                           outstanding falls below
                           8% of New Journal's total
                           common stock then
                           outstanding; and on the
                           120th day after a
                           holder's death if such
                           share has not been sold
                           through the offer
                           procedures.

Redemption................ None.                      None.                      On September 30, 2017,
                                                                                 New Journal will have the
                                                                                 option to redeem all
                                                                                 outstanding shares of
                                                                                 class C common stock for
                                                                                 $72.79 per share, divided
                                                                                 by the share exchange
                                                                                 ratio, (subject to
                                                                                 adjustment for certain
                                                                                 dilutive events) plus
                                                                                 accumulated and unpaid
                                                                                 dividends. However, if a
                                                                                 holder wishes to retain
                                                                                 the class C shares, then
                                                                                 he or she can give notice
                                                                                 to that effect to New
                                                                                 Journal, and he or she
                                                                                 will be able to retain
                                                                                 the class C shares until
                                                                                 September 30, 2018, on
                                                                                 which date each class C
                                                                                 share will automatically
                                                                                 be converted into
                                                                                 0.248243 class A shares
                                                                                 and 1.115727 class B
                                                                                 shares. If New Journal
                                                                                 does not exercise its
                                                                                 option to redeem the
                                                                                 class C Shares,

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------  -------------------------  -------------------------

                                                                                 then on September 30,
                                                                                 2018, each class C share
                                                                                 will automatically be
                                                                                 converted into 0.248243
                                                                                 class A shares and
                                                                                 1.115727 class B shares.
                                                                                 Also, if New Journal's
                                                                                 board approves a
                                                                                 "strategic transaction,"
                                                                                 then New Journal must
                                                                                 redeem all outstanding
                                                                                 shares of class C common
                                                                                 stock for $72.79 per
                                                                                 share, divided by the
                                                                                 share exchange ratio,
                                                                                 (subject to adjustment
                                                                                 for certain dilutive
                                                                                 events) plus accumulated
                                                                                 and unpaid dividends.
                                                                                 However, if prior to the
                                                                                 date fixed by New Journal
                                                                                 for redemption a holder
                                                                                 delivers a legally
                                                                                 binding agreement to vote
                                                                                 its shares in favor of
                                                                                 the strategic
                                                                                 transaction, then New
                                                                                 Journal will not be
                                                                                 required or entitled to
                                                                                 redeem such holder's
                                                                                 class C shares.

Liquidation rights........ On liquidation of New      On liquidation of New      On liquidation of New
                           Journal, the holders of    Journal, the holders of    Journal, the holders of
                           class B shares will be     class A shares will be     class C shares may be
                           entitled to receive, pro   entitled to receive, pro   entitled to receive an
                           rata with the holders of   rata with the holders of   amount in cash equal to
                           class A shares, the        class B shares, the        the greater of $72.79 per
                           assets of New Journal      assets of New Journal      share, divided by the
                           available for              available for              share exchange ratio,
                           distribution to its        distribution to its        (subject to adjustment
                           shareholders after full    shareholders after full    for certain dilutive
                           payment of all             payment of all             events) plus an amount
                           preferential amounts       preferential amounts       equal to the accumulated
                           required to be paid to     required to be paid to     and unpaid dividends on
                           the holders of preferred   the holders of preferred   such shares, or the
                           stock and holders of       stock and holders of       amount such holder would
                           class C common stock.      class C common stock.      have received had such
                                                                                 holder converted its
                                                                                 class C shares into class
                                                                                 A shares immediately
                                                                                 prior to liquidation.

                                Class B Common             Class A Common             Class C Common
                             Stock of New Journal       Stock of New Journal       Stock of New Journal
                           -------------------------  -------------------------  -------------------------

Dividend rights........... When and as declared by    When and as declared by    When and as declared by
                           the board; equal to the    the board; equal to the    the board but cumulative;
                           dividend declared on the   dividend declared on the   equal to the dividend
                           class A shares. Currently  class B shares. Currently  declared on the class A
                           anticipated to be $   per  anticipated to be $   per  and class B shares,
                           share per year, divided    share per year, divided    provided that the
                           by the share exchange      by the share exchange      dividend on the class C
                           ratio.                     ratio.                     shares will not be less
                                                                                 than $   per share per
                                                                                 year, divided by the
                                                                                 share exchange ratio (and
                                                                                 subject to adjustments
                                                                                 for certain dilutive
                                                                                 events). Cash dividends
                                                                                 may be declared and paid
                                                                                 with respect to class C
                                                                                 common stock without
                                                                                 concurrent cash dividends
                                                                                 declared and paid with
                                                                                 respect to the class A
                                                                                 and class B common stock.


Future Sales

Q43. Can I sell any of my JESTA units between now and the completion of the transaction?

A. No. SEC rules prohibit us from purchasing your JESTA units prior to the tender offer. As a result, the existing suspension of the purchase and sale of JESTA units will continue until the tender offer. However, we realize that some of you may need some access to funds during this period. We will start a new period under the updated loan program in effect since October 28, 2002, during which you may seek to borrow up to an additional $30,000. Effective with the filing of this joint proxy statement/prospectus with the SEC, except in extraordinary circumstances, we will consider one loan per unitholder due to financial or medical hardship, home purchase or repair, and weddings. In addition, we will consider loans for educational purposes. These loans will generally be limited to a total aggregate amount of $30,000 per unitholder from now until the completion of the tender offer. All unitholders, including retirees and other former employees, are eligible under this updated and extended loan program. The decision on loans will be made on a case-by-case basis and is, of course, subject to the approval of your JESTA lender.

Q44. Will the updated loan program still be available to me after the tender offer?

A Following the tender offer, the availability of loans will be determined solely by your JESTA lender.

Q45. Will I be permitted to enter into a hedging or insurance transaction to avoid the risk of my class B shares decreasing in value during the applicable public sale restriction period?

A. No. You will be prohibited from buying a "put" option, selling a "call" option, selling short or entering into any other hedging or insurance transaction relating to your restricted class B-1 and B-2 shares during the applicable public sale restriction periods.

Q46. Will there be procedures for an "internal market" after the transaction?

A. Yes. Except for sales in the tender offer or transfers to trusts for estate planning or charitable purposes, transfers of the class B shares will be subject to the offer procedures set forth in New Journal's articles of incorporation. Under these procedures:

   . During the applicable public sale restriction period, class B shares may be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation (including employee benefit plans of New Journal, the Grant family shareholders and New Journal) and if the sale does not occur they will remain class B shares.

   . After the expiration of the applicable public sale restriction period, class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation and if the sale does not occur within three business days, class B shares will, at your option, either remain class B shares held by you or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

Selling Class B Shares in the Tender Offer

Q47. When will the tender offer take place?

A. We intend to launch the tender offer as soon as possible after the initial public offering.

Q48. Can I sell class B shares in the tender offer?


A. Yes. We intend to make the tender offer available to all holders of our class B common stock, although the Grant family shareholders have agreed not to participate in the tender offer.


Q49. Do I have to sell class B shares in the tender offer?

A. No. The decision whether to sell your class B shares in the tender offer is up to you. You may decide, in consultation with your JESTA bank, that it is in your best interest to reduce significantly or eliminate the amount of your personal JESTA loan for a number of reasons. These reasons may include, but are not limited to: (1) the level of your debt may exceed your financial resources; (2) your personal risk tolerance; (3) the likely reduction in the annual dividends to be paid by New Journal (see "Dividend Policy" and Questions 80 and 81 for a discussion of the expected dividend policy of New Journal after the transaction); (4) the risk of higher interest rates; (5) the fact that your holdings will be subject to market price volatility; (6) the expected transition to individual credit-based lending by the JESTA banks; (7) the expected reduction of the maximum loan-to-value ratio permitted by the JESTA banks; (8) the initial restrictions on your ability to sell or convert your class B shares; and
    (9) the opportunity to diversify your portfolio. We strongly encourage you to take advantage of the tender offer to reduce the amount of your personal JESTA loan.

Q50. How many class B shares can I sell in the tender offer?

A.  We anticipate that you and other existing unitholders will be able to offer
    to sell in the tender offer, without any fees or commissions, up to       %
    and possibly up to       % of your class B shares. In this manner, tenders
    of up to       % of your class B shares will be accepted, and to the extent
    some holders tender less than       % of their class B shares, then this
    shortfall will be allocated to the holders that have tendered more than the
          % amount (but no more than       %) on a pro rata basis.

    The final percentages will be set by the board of directors at the time the tender offer is launched. The board will take into consideration the availability of funds under our new debt facility, the amount of net proceeds we receive in the initial public offering and the market price of the class A common stock. No final decision will be made until the time the tender offer is launched, and even then, we could change the terms of the tender offer prior to its completion. We cannot assure you that the tender offer will occur on these terms.

Q51. Will senior management participate in the tender offer?

A. Senior management intends to maintain a substantial investment in Journal after the transaction, but they also want to reduce the debt they incurred to purchase units of JESTA for the same reasons discussed in Question 49 above.

Q52. What class B shares can I sell in the tender offer?

A. You may tender as many class B-1 shares as you want, subject to the maximum percentage of shares you are allowed to tender. Your determination of which shares, if any, to sell has important tax and other consequences. We urge you to consult your tax adviser.

    If you choose to sell the shares pledged to your bank as collateral for a JESTA loan, you must contact your bank to arrange for a release of the shares. In such event, the proceeds from the sale of the pledged shares will be distributed to the JESTA bank that provided your loan, less 25% to be paid to you for your use towards taxes. The amount to be paid to you for your use towards taxes and any remaining proceeds will be remitted to you. Proceeds from the sale of your shares in the tender offer will be distributed in this manner unless we receive written instructions to the contrary signed by you and your JESTA bank. Your actual income tax on the sale of stock may vary. Please consult your personal tax advisor to determine your tax liability.

Q53. What will be the tender offer price?

A. We anticipate that the tender offer price will be at or above the initial public offering price of the class A shares. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer. No decision will be made until the time the tender offer is launched, and even then, we could change the terms of the tender offer, including the price, prior to its completion.

Q54. When will the tender offer be completed?

A. Under the rules of the SEC, the tender offer must remain open for at least 20 business days after it begins.

Q55. When will payments be made for the class B shares I sell in the tender offer?

A. We will pay proceeds due your JESTA bank and you promptly after the expiration of the tender offer (see Question 52 above for additional information regarding proceeds being remitted to your JESTA bank).

Q56. When will I learn about the actual terms of the tender offer?

A. All of the terms and conditions of the tender offer, including detailed instructions of how to participate, will be contained in the tender offer materials that we will distribute to you at the time the tender offer begins. You should read those materials carefully before you decide whether or not to participate in the tender offer because they will contain important information. We will file a Schedule TO (containing the tender offer materials) with the SEC at that time. The Schedule TO will also be available at the web site maintained by the SEC: http://www.sec.gov.

Selling Shares in the Public Market

Q57. When will I be able to convert class B shares into class A shares in order to sell them in the public market?

A. You will not be able to convert any class B shares into class A shares in order to sell them to the public for at least 360 days after the pricing of the initial public offering, as these shares will be subject to public sale restriction periods. However, within the applicable public sale restriction periods, you may sell class B shares in the tender offer, you may transfer class B shares to trusts for estate planning or charitable purposes and you may offer to sell class B shares by following the offer procedures set forth in New Journal's articles of incorporation.

    After the applicable public sale restriction periods expire, you will not be able to convert any class B shares into class A shares in order to sell them to the public until you first offer to sell your class B shares to active employees and other eligible purchasers under New Journal's articles of incorporation. If no eligible purchaser under New Journal's articles of incorporation buys your class B shares within three business days, class B shares will, at your option, either remain class B shares held by you or be converted into class A common stock, which is freely tradeable in the public market subject to applicable laws.

Q58. Will there be recommended brokers that I should use to sell my stock in the public market? Will I pay a fee?

    A. We intend to establish relationships with several brokers who will be familiar with our stock ownership program. You may wish to work through one of these brokers, but you are not obligated to do so. Fees are at the discretion of each broker, as is the case with any brokerage arrangement for publicly traded security transactions.

Personal JESTA Loans and First Time Buyer Program

Q59. What will happen with my JESTA loan?

A. JESTA will terminate immediately prior to the initial public offering. The principal banks that have provided JESTA loans to unitholders have expressed their desire to continue providing credit to unitholders and have offered to provide a transition period of approximately 24 months. During this transition period, the only significant change that we anticipate in the lending arrangements by these lenders is that they will likely encourage those that have loans exceeding a maximum of 60 to 65% of stock value to tender shares in the tender offer and apply the proceeds (net of taxes) to loan reduction. Unitholder loans will likely continue to be evidenced by demand notes, with the interest rate pegged to the prime rate. Each JESTA financial institution, of course, makes its own independent lending decisions and the practices of individual financial institutions may vary. For example, the Journal Credit Union, which operates under a different charter than the other JESTA lenders, may devise its own credit terms.

Q60. What will happen to my JESTA loan after the transition period?

A. By then, you hopefully will have taken advantage of the tender offer opportunity or sold shares when the applicable public sale restriction periods end and reduced your loan substantially. The principal JESTA banks have advised us that they will underwrite loans based on a review of each individual's credit profile. The term of the loan, the interest rate, the required collateral and other terms will vary for each individual. The availability of credit will be determined by the lender and the practices of individual financial institutions may vary.

Q61. What will happen to the JESTA units my bank is holding as collateral?

A. We currently anticipate that there will be no change to the collateral requirements for outstanding obligations under the JESTA purchase loan program, though this is up to your JESTA institution. The units currently held as collateral for these obligations are referred to as pledged shares. Like all other JESTA units and shares of Journal Communications common stock, the pledged shares will convert into class B common stock in the transaction and will be subject to the applicable public sale restrictions periods described above. Your JESTA institution will probably require you to complete additional documentation to collateralize your new class B shares.

    At the time these pledged shares become eligible for sale, whether in the tender offer, by following the offer procedures in New Journal's articles of incorporation or when the applicable public sale restriction periods end, you may choose to sell these pledged shares. The proceeds of the sale of pledged shares will be distributed to you after the associated JESTA loan obligation is paid off (however, you will receive 25% of the sale proceeds to use towards the tax obligations you will incur by selling your shares) unless we receive written instructions to the contrary signed by your and your JESTA institution. Your actual income tax on the sale of stock may vary. Please consult your personal tax adviser to determine your tax liability.

    Of course, you can always elect to apply any proceeds from sold shares that are not held as collateral to pay off your outstanding JESTA loan obligations.

Q62. Will employees be able to borrow after the initial public offering to purchase class B shares?

A. The principal banks that have provided JESTA loans to unitholders have expressed their desire to continue providing credit to our employee-owners. Other financial institutions also may be willing to extend credit secured by class B shares. For new purchases of class B shares after the initial public offering, each financial institution will underwrite loans based on a review of each individual's credit profile. The term of the loan, the interest rate, the required collateral and other terms will vary for each individual. The availability of credit will be determined by the lender and the practices of individual financial institutions may vary.

Q63. How will I obtain information about each financial institution's terms and practices after the tender offer?

A. We will collect information from the financial institutions and provide you a packet of information upon request. Then you may contact the financial institution to discuss your application for credit. Following the transaction, all credit arrangements will be handled directly by you and your financial institution.

Q64. Will the special first time buyer program still be offered?

A. No. Following consummation of the transaction, the first time buyer program will be discontinued. However, if approved at the joint special meeting, the new equity incentive plan and the new employee stock purchase plan will be available for company grants of stock options and other stock-based awards to eligible participants and for discounted stock purchases.

    After the transaction, any active employee will also be eligible to buy class B shares at any time subject to availability and the buyer priorities under New Journal's articles of incorporation.

Q65. What will happen to my outstanding first time buyer obligations?

A. The terms of your current first time buyer obligations will remain in effect.

Q66. Will there be any changes to the documentation for my JESTA loan?

A. This will be up to the financial institution with which you have your loan. Generally, the principal banks have indicated that they intend to provide us with a notice of their collateral interest in the class B shares that you will receive for your units in the share exchange. You may be asked to sign new or amended documents relating to your loan.

Employee Stock Purchase Plan and Equity Incentive Plan

Q67. How does the employee stock purchase plan work?

A. If the employee stock purchase plan is approved by active employee unitholders and shareholders, this plan will be open to all employees who work at least 20 hours per week and have been employed for at least six months. The plan will allow an employee to purchase class B shares at a to be established discount to the then current fair market value of those shares. Each year an employee may use a percentage of the employee's pay to purchase class B shares. Approximately 3% of the outstanding common shares of New Journal will be available for issuance under this plan.

Q68. Will we have an employee incentive stock plan after the transaction?

A. Yes. New Journal's Equity Incentive Plan is the employee stock incentive plan that is being proposed by the board of directors for approval by active employee unitholders and shareholders. We anticipate that if this plan is approved, stock options or other stock-based performance incentive awards will be granted to some employees on an annual basis, as well as to outside or non-employee directors. The process and guidelines for granting restricted stock awards or stock options to employees will be determined at a future date. Outside or non-employee directors are anticipated to receive annual awards under this plan, with an initial grant of restricted stock at the time of the initial public offering. Specific information about the terms of any grants will be made available at the time of the grant. Approximately 6% of the outstanding common shares of New Journal will be available for awards under this plan. The shares to be issued pursuant to this plan will be class B shares.

Q69. When will options or awards be granted under this plan?


A. We currently anticipate that outside or non-employee directors will receive annual awards under this plan, with an initial award 30 to 60 days after completion of the initial public offering. We also expect the compensation committee of the board to grant performance-based options or other stock awards to some employees on an annual basis in connection with compensation reviews. The process and guidelines for granting restricted stock awards or stock options to employees will be determined at a future date.


Taxes

Q70. Will there be U.S. federal income tax consequences from the share exchange and the amendment and termination of JESTA?

A. No. We believe, based on an opinion of our counsel, that the share exchange and the amendment and termination of JESTA will not be taxable events for U.S. federal income tax purposes. However, we encourage you to consult with your tax and financial advisers.

Q71. What will be the tax basis of the class B shares that I receive upon the amendment and termination of JESTA?

A. The tax basis of those class B shares will be equal to the tax basis of your JESTA units.

    After the completion of the share exchange, we or our transfer agent will send you a statement which will reflect all class B common shares owned and the price you paid for the former JESTA units based on our records. You should review this with your tax and financial advisers, as well as review your purchase records.

Q72. What will be the tax consequences of selling class B shares in the tender offer?

A. The sale of class B shares in the tender offer will be a taxable transaction and will generally give rise to capital gain or loss treatment if the sale qualifies as an "exchange" under the Internal Revenue Code, or, if the sale does not so qualify as an "exchange," the proceeds of the tender offer will be taxed as a dividend (see "The Share Exchange--The Tender Offer" for additional information). The U.S. federal income tax consequences of selling class B shares in the tender offer will be described more fully in the Schedule TO (containing the tender offer materials) to be filed by us with the SEC.

    You are urged to consult with your tax and financial advisers concerning the tax consequences to you of the tender offer.

Other Important Issues

Q73. Will Journal's relationships with clients, customers, suppliers and employees change?

A. No. A key to our success will continue to be the strong relationships that we maintain with each of these groups.

Q74. Will the members of our executive management change?

A. No. We do not anticipate any changes to our executive management as a result of the transaction.

Q75. Will the members of our board of directors change?

A. Yes. To satisfy requirements of the federal securities laws and the New York Stock Exchange, our board of directors, among other things, will need to consist of a majority of "independent" directors. This may be phased in over time to the extent permitted under applicable law and the rules of the New York Stock Exchange. In addition, instead of being elected every year, New Journal's directors will be elected for three-year terms and as a result only one-third will be elected each year.

Q76. Will current owners still maintain an economic and a voting majority after the share exchange and initial public offering are complete?

A.  Yes. Existing unitholders and the Grant family shareholders will hold about
          % to       % of New Journal's total outstanding common stock and
    approximately       % to       % of its total voting power, assuming the
    transaction goes forward as currently contemplated, but not taking into effect the tender offer.

    After the tender offer, existing unitholders and the Grant family
    shareholders will hold about       % to       % of New Journal's total
    outstanding common stock and approximately       % to       % of its total
    voting power, assuming each unitholder tenders       % of his or her class
    B shares.


Q77. Will we still encourage employee ownership? Can we still say we are employee-owned?



A. Yes. Employee ownership will remain a key part of how we talk about our company. We have had 66 years of success in large part due to our employee ownership structure. We want to continue that success. We believe that it is important for our employees to continue to have a significant investment in us so that they will be motivated to strive for our continued success and share in our potential rewards. In addition, active employees will be eligible to purchase class B shares that become available for sale in the future. Assuming they are approved, the new equity incentive plan and the new employee stock purchase plan will also be available for company grants of stock options and other stock-based awards in class B shares to eligible participants and for discounted stock purchases.


Q78. Do I receive a special dividend upon consummation of the transaction?

A. Yes. If the transaction is consummated and you do not perfect dissenters' rights in the share exchange, you will receive a special dividend of
    $       per share, divided by the share exchange ratio, upon consummation of the transaction (see "The Joint Special Meeting, Voting Rights and Proxies - Dissenters' Right" for a discussion of your right to dissent from the share exchange).

Q79. What should I do with my special dividend?

A. We strongly encourage you to use the special dividend to reduce the balance due on your personal JESTA loan or to save it to use in servicing the debt on your loan.

Q80. Will New Journal pay dividends after the transaction?

A. Yes. New Journal currently intends to pay quarterly cash dividends after the transaction. The declaration of future dividends on New Journal's common stock is subject to the discretion of New Journal's board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to New Journal's articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less
    than $       per year, divided by the share exchange ratio. New Journal's board of directors currently anticipates it will initially declare annual
    dividends of $       per class A and class B share and $       per class C
    share, divided by the share exchange ratio.

Q81. Why will New Journal's anticipated dividend be smaller than the dividends
     I received from Journal Communications on my JESTA units?

A. The cash dividend to be paid on New Journal's class A and class B common stock is expected to be smaller than the dividends you received from Journal Communications in order to allow New Journal to use more of its operating funds and borrowing capacity to fund the future growth of its businesses. You should anticipate a lower cash dividend as you determine your desired participation in the tender offer. New Journal's board of directors will continue to monitor the dividend after the transaction.

Q82. Why will employees who live in certain states receive a rescission offer from the company?


A. In certain states, we inadvertently failed to file required state securities forms. Consequently, we currently intend to offer to rescind purchases of JESTA units made by employees in those states during certain time periods. This means we will send a rescission offer to each of the affected employees in the next month or two and, should the employee elect to do so, we will refund the option price he or she has paid for the JESTA units subject to the rescission offer plus required interest.


Q83. Who can help answer any questions I have?

A. If you have any questions, you should contact Bob Dye (Vice President of Corporate Affairs) at (414) 224-2725.

                                 *  *  *  *  *

   The following diagram illustrates the transaction process from a unitholder's perspective:


Preliminary documents          SEC review           JESTA trustees
   filed with SEC     -----     process       -----    complete           ------
---------------------                                 review of
Unitholders meetings                                  transaction
---------------------       -----------------       ---------------------
Beginning on filing         Filing day + 6 to       Filing day +
       date                 8 weeks (minimum)       6 to 8 weeks


  Final version of              Each eligible                 Joint
documents mailed to   -----    unitholder votes      -----   special      ------
    unitholders                  by returning                meeting
---------------------             completed
Unitholder voting                 proxy card
    commences
---------------------       ----------------------       ---------------
Immediately after SEC            4 to 6 weeks            4 to 6 weeks
  completes review               after mailing           after mailing
      process


Initial public              Tender offer
offering closed       -----  commenced
---------------------       ----------------------
Upon Board direction        Immediately thereafter

                                 RISK FACTORS

Risks Relating to New Journal's Articles of Incorporation and Bylaw Provisions and the Initial Public Offering

The class B common stock that you receive in the transaction initially may be illiquid.

   The class B common stock of New Journal that you receive as a result of the transaction will not be listed on a national securities exchange or traded in an organized over-the-counter market. In addition, New Journal's articles of incorporation will further restrict transferability of your class B shares. Under these provisions, class B-l and class B-2 common stock may not be sold or transferred until 360 days or 540 days after the pricing of the initial public offering, as the case may be, except for sales in the tender offer and permitted transfers to trusts for estate planning or charitable purposes, and except for offers to sell and sales of class B shares under the offer procedures set forth in New Journal's articles of incorporation.

   Pursuant to New Journal's articles of incorporation, you also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction relating to your restricted class B shares during the applicable public sale restriction periods.

   While there will be procedures for an "internal market" for the class B shares after the transaction, such market will have limitations.

  . During the applicable public sale restriction periods, class B shares that are not sold in this internal market, under the offer procedures set forth in Article 2 of New Journal's articles of incorporation, will not be converted into freely tradeable class A common shares; rather, they will remain class B shares during such restriction periods.

  . After the expiration of the applicable public sale restriction periods, class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation and if the sale does not occur within three business days, such class B shares will, at the shareholder's option, remain class B shares held by the shareholder or be converted into class A common stock, which is freely tradeable in the public market subject to applicable laws. Therefore, if the class B shares are not sold in this internal market, the shareholder will be subject to timing risk because he or she will not receive class A shares until about the fourth business day after submitting the required voluntary transfer/conversion notice and may be impacted by the volatility of the class A common stock market price during this time.

The market price of New Journal's class A common stock may be volatile, which could cause the value of your investment to decline.

   The market price of New Journal's class A common stock will determine the value of the class B common stock. Any of the following factors, among others, could affect the market price of New Journal's class A common stock:

  .   changes in earnings estimates by financial analysts;

  .   failure to meet financial analysts' performance expectations;

  .   changes in market valuations of other companies in our industries;

  . the expiration of the applicable public sale restriction periods to which the class B-1 or B-2 shares are subject, which could result in additional shares being sold in the market; and

  .   general market and economic conditions.

   In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect New Journal's stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of the class A common stock and the value of your class B shares.

New Journal's articles of incorporation and bylaw provisions, as well as many other factors, could limit another party's ability to acquire us without the approval of our board of directors and deprive you of the opportunity to obtain a takeover premium for your shares.

   In order to help us maintain our independence, a number of provisions in New Journal's articles of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, New Journal's bylaws require advance notice for director nominations and certain other matters to be considered at meetings of shareholders.

   New Journal's articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as the board of directors may determine. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock. The rights of the holders of class A common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

   In addition, New Journal's capital structure may deter a potential change in control because voting power will be concentrated in the class B shares. These class B shares will be held by our existing unitholders and shareholders, will be able to be purchased through the offer procedures of New Journal's articles of incorporation only by active employees and other eligible purchasers and, even if they are not so purchased, they will convert into the low-vote class A common stock before they can be sold or transferred to the public. We also anticipate that in the future we will issue the high vote class B shares to our employees (which may include employees of companies we acquire) through various employee benefit plans like the new equity incentive plan and the new employee stock purchase plan. Our employees may be less inclined to accept a takeover offer for their shares than other shareholders.

Sales by current unitholders or shareholders of a large number of New Journal's shares could cause the value of your shares to decline.

   As the applicable public sale restriction periods on the class B shares expire, those shares may be converted into unrestricted class A shares (after complying with the offer procedures set forth in New Journal's articles of incorporation) that will be eligible to be sold in the public market. Excluding shares subject to the resale limitations of Rule 144, 360 days after the
pricing of the initial public offering, approximately        class B-1 shares
may be converted and become freely transferable; and 540 days after pricing of
the initial public offering, approximately an additional        shares of class
B-2 shares may be converted and become freely transferable. Shares subject to
the resale limitations of Rule 144 include        class B-l shares and
class B-2 shares. All of the foregoing share amounts exclude the impact of the tender offer.

   Approximately       % to       % of New Journal's shares of common stock
will be held by our current unitholders and the Grant family shareholders immediately following the initial public offering. These holders have generally owned their JESTA units or Journal Communications shares for many years and have not had access to a public market in which to sell them. We cannot assure you that these holders will not try to take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the unrestricted class A common stock. In addition, we will have the ability to grant class B stock options and other class B stock-based awards in the future under various employee benefit plans, including the new equity incentive plan, and to offer class B shares at a discount to the current market value of the class A shares under the new employee stock purchase plan.

Other Risks

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

   Approximately 47.5% of our revenue in 2002 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or further economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

   Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or further economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

   In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 36.1% of our operating revenue in 2002.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

   Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

   In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages and the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

   Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.


   In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. On June 2, 2003, the FCC voted to relax rules that currently restrict media ownership; as a result of this decision, it is likely that additional industry consolidation will occur.


Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

   Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations experience increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.


We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

   Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

   Our acquisition strategy includes certain risks. For example:

  . we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

  .   we may fail to achieve acquisition synergies;

  . we may encounter regulatory delays or other impediments in connection with proposed transactions;

  . our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

  .   key personnel at acquired companies may leave employment; or

  . we may be required to focus resources on integration of operations rather than more profitable areas.

   In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

   We have in the past and may in the future "cluster" multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

   We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the price of newsprint or a reduction in the availability of newsprint.

   The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.7 million in 2002, which was 12.1% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

We may encounter difficulties or delays associated with our new printing facility for the Milwaukee Journal Sentinel, which could adversely affect our financial condition and results of operations.

   Our daily newspaper, the Milwaukee Journal Sentinel, completed construction of a new $112 million production facility in West Milwaukee, Wisconsin to house all printing, packaging, inserting and transportation processes. Although the installation and start-up of the new offset lithography presses is complete, we cannot assure you that we will not encounter unexpected difficulties or delays in connection with the new printing equipment or employee training on new press operation. Any such difficulties could result in a reduction in consumer confidence, a decline in circulation and a decline in advertising revenue, and could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our publishing business.

   Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent "do not call" legislation at both the federal and state levels. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

   The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

  . audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

  . satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

  . in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

  . expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

   New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

   In addition, video compression techniques, now in use with direct broadcast satellites and, potentially soon, for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

   The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

   Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks' programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

   We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

   In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

   Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players' strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

   Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the Federal Communications Commission (which we refer to as the "FCC") that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

   Our business depends upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

   If we or any of our officers, directors or significant shareholders materially violate the FCC's rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success.

We could experience delays in expanding our business due to antitrust laws.

   The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.


   The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest in any market and require FCC approval for transfers of control and assignments of licenses. These restrictions include a national limit on broadcast television stations to an aggregate audience reach of 35% of all households. The cap on aggregate audience reach will increase to 45% of all households after the rules adopted by the FCC on June 2, 2003 become effective. Media ownership restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. When the FCC's new rules become effective, a party may own up to three television stations in the very largest markets, up to two television stations in medium markets and one television station in smaller markets. The FCC's new rules also relax restrictions on common ownership of broadcast stations and newspapers within the same area.



   When the FCC's new rules become effective, television operators that are currently at the 35% limit on national audience reach will be able to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks' ability to acquire additional stations could give them "leverage" over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The FCC's decision to relax these restrictions may cause us to face increasing competition with larger and more diversified entities for circulation and advertising revenue.

Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

   We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

   Advances in transmission equipment used with fiber optic technology have resulted in significant per circuit price declines in the fiber optic cable transmission industry. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases which would have an adverse effect on our results of operations.

   While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

   Although we have expended significant resources in building our telecommunications network and the developing telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

  .   a need for new product offerings, specifically local access capacity;

  .   an increasing number of customers;

  .   demand for greater transmission capacity;

  .   changes in our customers' service requirements; and

  .   technological advances.

   These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers' confidence and our business reputation.

   Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer's leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

   To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

   The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called "IRUs") from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

   While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

   We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

   WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002, and both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. Continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

   Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, the FCC continues to consider and approve the applications of the incumbent local exchange carriers (ILECs) to expand service offerings to include long distance services. One such ILEC (SBC) has been granted this right in certain parts of its operating region and is expected to receive qualified approval to offer this service in much of Norlight's footprint during 2003 and 2004. Increased competition by SBC resulting from these regulatory changes may adversely affect our revenue. In addition, the FCC has recently completed its second Triennial Review of the Telecommunications Act of 1996. A number of changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

The role of the states in regulation of companies providing telecommunications services is increasing, although the rules continue to vary substantially from state to state, and we may become increasingly subject to burdensome and restrictive state regulations.

   The FCC's Triennial Review appears to have expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity and state public utility commission involvement is anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

   Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We are dependent on a few large customers, and the loss of one of those customers could have a material adverse impact on our results of operations.


   Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2002, a large computer hardware OEM (original equipment manufacturer) accounted for 37.6% of our printing services revenue and a different customer (SAB/Miller Brewing Company) accounted for 50.7% of our label printing business' revenue. As a result, the loss of either of these customers could have a material adverse affect on our business. We cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments. Many of our customer contracts with our printing services customers are extendable for one-year terms, and the majority of the remaining printing services customer contracts are terminable at the will of the parties.


Postal rate increases and disruptions in postal services could lead to reduced volume of business.

   Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. These increases will be likely to force customers to mail fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

   Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

   Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

   We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.


   Currently, there are 13 bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Ten of our 13 agreements will expire within the next two years. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

             THE JOINT SPECIAL MEETING, VOTING RIGHTS AND PROXIES

   We are furnishing this joint proxy statement/prospectus to you in connection with our solicitation of proxies at the joint special meeting. We are first mailing this joint proxy statement/prospectus and the accompanying form of
proxy on or about          , 2003. We also are furnishing this joint proxy
statement/prospectus as a prospectus in connection with New Journal's issuance of class B common stock as a result of the transaction and New Journal's potential issuance of class A common stock upon conversion of New Journal's class B and class C common stock.

Date, Time and Place of the Joint Special Meeting

   We will hold the joint special meeting on       ,          , 2003, at 10:00
a.m., local time, at       ,       , Milwaukee, Wisconsin       .

Proposals to be Considered at the Joint Special Meeting

   At the joint special meeting, we will ask you to consider and vote upon proposals to:

    1. approve the Agreement and Plan of Share Exchange, dated as of , 2003, by and between Journal Communications and our wholly owned subsidiary New Journal, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each share of our currently outstanding common stock will automatically be exchanged for shares of New Journal's class B common stock, divided as equally as possible among class B-l and class B-2 shares (and upon completion of which New Journal will change its name to Journal Communications);

    2. approve the amendment and termination of JESTA, as set forth in Annex B to this joint proxy statement/prospectus;

    3. approve New Journal's 2003 Equity Incentive Plan, a copy of which is attached as Annex E to this joint proxy statement/prospectus; and

    4. approve New Journal's 2003 Employee Stock Purchase Plan, a copy of which is attached as Annex F to this joint proxy statement/prospectus.

   Even if the shareholders, unitholders and JESTA trustees approve all of these proposals, our board of directors can decide not to implement them if they determine that it is not in our best interests to proceed.

   We do not expect that any other matter will be brought before the joint special meeting. If, however, other matters are properly presented, the individuals named on your proxy card will vote the shares or units represented by them in accordance with their best judgment.

Who Can Vote

  Record Date

   Our board of directors has fixed the close of business on          , 2003 as
the record date for determining shareholders and unitholders entitled to receive notice of and to vote at the joint special meeting.

  Voting on the Share Exchange, Equity Incentive Plan and Employee Stock Purchase Plan

   Those entitled to vote at the joint special meeting or any adjournment or postponement thereof on the share exchange, the equity incentive plan and the employee stock purchase plan are:

  . holders of Journal Communications common stock of record as of the close of business on the record date, of which there are three, including JESTA; and

  . unitholders of JESTA of record as of the close of business on the record date who are active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence).

   As of the close of business on the record date, there were 28,800,000 shares of Journal Communications common stock outstanding and 25,915,737 shares of common stock entitled to vote. 2,884,263 shares owned by JESTA are not entitled to vote at the joint special meeting because Journal Communications owned the underlying JESTA units in treasury as of such date. These 25,915,737 shares are the only shares that may be voted at the joint special meeting on the proposals regarding the share exchange, the equity incentive plan and the employee stock purchase plan. Each share is entitled to one vote on these proposals.

   As of the close of business on the record date, JESTA owned 25,920,000 shares of Journal Communications common stock outstanding and 23,035,737 shares of common stock entitled to vote. These 23,035,737 shares constituted about 88.9% of our outstanding common stock entitled to vote as of the record date. In accordance with the provisions of JESTA, the trustees have issued to each of the JESTA unitholders of record as of the close of business on the record date who are active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence) a proxy to vote the number of shares of Journal Communications common stock represented by units owned by him or her for which JESTA is the holder of record as of the record date on the share exchange, the equity incentive plan and the employee stock
purchase plan. Accordingly, active employees have the right to vote    shares,
or   % of our outstanding common stock entitled to vote as of the record date, on the proposals regarding the share exchange, the equity incentive plan and the employee stock purchase plan.

   Pursuant to JESTA, the trustees have exclusive authority to vote all shares of Journal Communications common stock represented by units owned by ex-employees-eligibles, employee benefit trusts and employee-eligible-transferees on these matters. Accordingly, the trustees of
JESTA have the right to vote    shares, or   % of our outstanding common stock
entitled to vote as of the record date, on the proposals regarding the share exchange, the equity incentive plan and the employee stock purchase plan.

   Each unit is entitled to one vote on these proposals.

  Voting on the Amendment and Termination of JESTA

   Those entitled to vote at the joint special meeting or any adjournment or postponement thereof on the amendment and termination of JESTA are:

  . the Grant family shareholders (who are JESTA's "stockholder-eligibles") of record as of the close of business on the record date;

  . unitholders of JESTA of record as of the close of business on the record date who are active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence); and

  . unitholders of JESTA of record as of the close of business on the record date who are employee benefit trusts, if any.

   The Grant family shareholders held 2,880,000 shares of Journal
Communications common stock as of the close of business on the record date. These shares are the only shares that may be voted at the joint special meeting on the proposal regarding the amendment and termination of JESTA. Each share is entitled to one vote on this proposal.

   Active employees of Journal Communications or its subsidiaries (including
employees on a duly granted leave of absence) held        JESTA units as of the
close of business on the record date and "employee benefit trusts" held
JESTA units as of the close of business on the record date. These        units
are the only units that may be voted at the joint special meeting on the proposal regarding the amendment and termination of JESTA. Each unit is entitled to one vote on this proposal.

Votes Required to Approve the Proposals

   The following votes are required to approve the proposals:

  . Share exchange--two-thirds (2/3rds) of all issued and outstanding shares of Journal Communications common stock entitled to vote.

  . Amendment and termination of JESTA--two-thirds (2/3rds) of the outstanding JESTA units owned by active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence) and "employee benefit trusts," and eighty percent (80%) of the shares of common stock of Journal Communications owned by the Grant family shareholders. Each JESTA trustee must also approve the amendment and termination of JESTA.

  . Equity incentive plan--a majority of the votes cast on the equity incentive plan at the joint special meeting (assuming a quorum is present), provided that a majority of the outstanding shares of common stock of Journal Communications are voted on the equity incentive plan.

  . Employee stock purchase plan--a majority of the votes cast on the employee stock purchase plan at the joint special meeting (assuming a quorum is present), provided that a majority of the outstanding shares of common stock of Journal Communications are voted on the employee stock purchase plan.

   The Grant family shareholders have already approved the share exchange, the amendment and termination of JESTA, the new equity incentive plan and the new employee stock purchase plan pursuant to an agreement recently entered into with Journal Communications and New Journal. For a discussion of the terms of such agreement, see "The Share Exchange--Agreement with the Grant Family Shareholders."


   Because an affirmative vote is required for approval of the share exchange and the amendment and termination of JESTA, abstentions will have the same effect as a vote against approval of the share exchange and against approval of the amendment and termination of JESTA. Failure by any shareholder or unitholder eligible to vote to return a completed proxy or to vote via the telephone, Internet or in person at the joint special meeting will have the effect of a vote against approval of the share exchange and against approval of the amendment and termination of JESTA. Accordingly, the board of directors urges shareholders and unitholders eligible to vote to complete, sign, date and return the enclosed proxy card as promptly as possible in the enclosed, postage-prepaid envelope or to vote by telephone or Internet as promptly as possible.


   Abstentions will have no impact on the vote on the equity incentive plan or the employee stock purchase plan.

How You Can Vote


   You may vote by proxy via the telephone, Internet or in person at the joint special meeting. To vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided. To vote by telephone,
call toll free (within the United States or Canada) 1-800       . To vote by
the Internet, go to www.      . The telephone and Internet voting procedures
are designed to authenticate shareholders' and unitholders' identities, to allow shareholders and unitholders to give their voting instructions and to confirm that the shareholders' or unitholders' instructions have been properly recorded. Shareholders or unitholders voting via the Internet should understand that there might be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that the shareholders or unitholders must bear.


   All shares and units represented by valid proxies that we receive before the joint special meeting will be voted at the joint special meeting as specified in the proxy, unless the proxy has been previously revoked. If you sign the proxy card but do not specify how you want your shares or units to be voted on a proposal, your shares or units will be voted "FOR" that proposal. If you mark "abstain" on your proxy card, your shares or units will be counted as present for purposes of determining a quorum. If necessary, unless you have indicated that you wish to vote against any of the proposals, the individuals named on your proxy card may vote in favor of a proposal to adjourn the joint special meeting to a later date in order to solicit and obtain sufficient votes for any of the proposals.

   In addition, unless you indicate otherwise, your proxy also will confer discretionary authority on the individuals named on your proxy card to vote the shares or units represented by the proxy on any other matter that is properly presented for action at the joint special meeting.

Revocation of Proxy

   Unitholders may revoke their proxy at any time before it is voted by:

  .   giving written notice of revocation to our Secretary;

  .   submitting a subsequent later-dated proxy; or

  .   voting in person at the joint special meeting.

   Attendance at the joint special meeting will not of itself constitute revocation of a proxy.

Quorum

   Holders of a majority of the outstanding shares of Journal Communications common stock entitled to vote at the special meeting, present in person or by proxy, will constitute a quorum for the transaction of business at the special meeting of shareholders of Journal Communications. Abstentions will be treated as shares or units present in determining whether there is a quorum for the special meeting of the shareholders of Journal Communications.

   There is no quorum requirement for the special meeting of unitholders of JESTA.

Costs of Solicitation

   We will pay the costs of soliciting proxies for the joint special meeting. In addition to soliciting by mail, our directors, officers and other employees may solicit proxies on our behalf without additional compensation, except for reimbursement of actual expenses, in person, by telephone, by facsimile transmission or by other means of electronic communication.

   We will reimburse brokers, fiduciaries, custodians and other nominees for reasonable expenses incurred in sending these proxy materials to, and obtaining instructions from, beneficial owners.

Dissenters' Rights

   General. In connection with the share exchange, holders of Journal Communications common stock and holders of JESTA units will be entitled to dissenters' rights provided they comply with the statutory requirements contained in Sections 180.1301 through 180.1331 of the Wisconsin Business Corporation Law, or WBCL. Dissenters' rights permit you to object to the share exchange and demand payment of the "fair value" of your shares or units in cash in connection with the consummation of the share exchange.

   Sections 180.1301 through 180.1331 outline the steps you must take to exercise your dissenters' rights. The provisions for demanding dissenters' rights are complex and must be complied with fully. You may lose your dissenters' rights if you fail in any way to comply with the steps provided by Sections 180.1301 through 180.1331.


   The following discussion is only a brief summary of Sections 180.1301 through 180.1331. This summary is not intended to be complete and is qualified in its entirety by reference to Sections 180.1301 through 180.1331, a copy of which is attached as Annex C to this joint proxy statement/prospectus.

   In the event you exercise your dissenters' rights on any pledged units, we will notify your JESTA lender and request written instructions as to how to disperse payment.

   Exercising Dissenters' Rights. Under the WBCL, if you, as a shareholder or unitholder, wish to assert dissenters' rights, then you must initially do all of the following:

  . before the vote to approve the share exchange is taken at the joint special meeting, you must deliver written notice to us of your intent to dissent and demand payment of the fair value of your shares or units; and

  . you must not vote your shares or units in favor of the share exchange (which will be deemed to be satisfied for the "ex-employee-eligibles," "employee benefit trusts" and "employee-eligible-transferees," who are not entitled to vote on the share exchange pursuant to the provisions of JESTA).

   Any demands, notices, certificates or other documents to be delivered to us should be sent to: Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, Attention: Paul E. Kritzer, Vice President, General Counsel-Media and Secretary.

   If shareholders and unitholders approve the share exchange at the joint special meeting, and you complied with both of the requirements noted above, then we will send you, within 10 days of approval of the share exchange, a written dissenters' notice to be used to demand payment for your shares or units. The dissenters' notice will:

  . supply a form for demanding payment that includes the date of the first announcement of the share exchange and that requires that each shareholder or unitholder asserting dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares or units before that date;

  . if you hold certificated shares or units, state where you must send your payment demand and when and where you must deposit your certificates;

  . if you hold uncertificated shares or units, state where you must send your payment demand and inform you to what extent transfer of those shares or units will be restricted after your payment demand is received;

  . set a date by which we must receive your payment demand, which will be not fewer than 30 days nor more than 60 days after we deliver the written dissenters' notice; and

  .   be accompanied by another copy of Sections 180.1301 through 180.1331.

   Upon receipt of such dissenters' notice, if you still wish to exercise your dissenters' rights, you must:

  . submit your written payment demand and certify that you acquired your shares of Journal Communications common stock or JESTA units before the date required in the dissenters' notice; and

  . deposit any certificate or certificates representing your shares or units in accordance with the terms of the dissenters' notice.

   If you are considering seeking dissenters' rights, you should be aware that the fair value of your shares or units as determined under the applicable provisions of the WBCL could be greater than, less than or equal to the value of the class B shares of New Journal you would receive in the share exchange.

   At the time we receive a valid, timely and complete payment demand, or upon consummation of the share exchange, whichever is later, we will pay to each dissenting shareholder or unitholder the amount we estimate to be the fair value of his or her shares or units, plus accrued interest, as provided in
Section 180.1325 of the WBCL. That payment will be accompanied by:

  . our balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any;

  .   a statement of our estimate of the fair value of the shares or units;

  .   an explanation of how the accrued interest was calculated;

  . a statement of the shareholder's or unitholder's right to demand payment under Section 180.1328 of the WBCL; and

  .   another copy of Sections 180.1301 through 180.1331.

   Under Section 180.1328 of the WBCL, you may send us your own estimate of the fair value of your shares or units and the amount of any interest due, and demand payment of the difference between your estimate and the amount we paid you, if any, in the following cases:

  . if you believe that the amount we paid you is less than the fair value of your shares or units or that the interest due is incorrectly calculated;

  . if we fail to make payment within 60 days after the date set forth in the dissenters' notice for demanding payment; or

  . if the share exchange is not consummated, and we do not return the deposited certificates or release any transfer restrictions imposed on uncertificated shares or units within 60 days after the date set forth in the dissenters' notice for demand payment.

   Within 30 days of receiving our payment or our initial offer to pay, you must demand payment of the difference between your estimate of the fair value of your shares or units, plus interest, and the amount we paid you, or you will lose your rights to demand payment of any such difference.

   Under Section 180.1330 of the WBCL, if an agreement cannot be reached on the fair value of the shares or units or the amount of interest due, then we must commence a proceeding in court within 60 days after receipt of your demand for payment, and petition the court to determine the fair value of your shares or units and accrued interest. If we do not timely commence this proceeding, we must pay you the unsettled amount that you demand.

   If this proceeding takes place, we will make all dissenting shareholders and unitholders whose demands remain unsettled (even if they are not residents of Wisconsin) parties to the proceeding, and all parties will be served with a copy of the petition. The court may appoint appraisers who will receive evidence and recommend a decision on the question of fair value. If the court finds that the amount we paid is less than fair value of a dissenting holder's shares or units, plus accrued interest, the court will order us to pay the difference to the dissenting shareholder or unitholder.

   The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of court-appointed appraisers. We generally will pay these costs, but the court may order some or all of the dissenting shareholders or unitholders to pay some of these costs, in amounts the court finds equitable, if the court finds that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

   If you give notice of your intent to demand dissenters' rights for your shares or units under the applicable provisions of the WBCL but fail to return your payment demand or withdraw or lose your rights to demand payment, your shares or units will be converted into class B shares of New Journal.

   Shareholders and unitholders who perfect their dissenters' rights will not receive class B common stock of New Journal in the transaction and, thereby,
will also not receive the special dividend of $     per share, divided by the
share exchange ratio, payable upon consummation of the transaction.

                              THE SHARE EXCHANGE

Reasons for the Transaction

   Our current capital structure has served the company and unitholders well for more than 66 years. The provisions of JESTA have ensured that we remained owned and controlled by our employees and the Grant family shareholders. Over the last several years, until the October 25, 2002 suspension of the purchasing and selling of units under JESTA while we explored additional permanent capital, we have provided a level of liquidity to our unithholders by promptly exercising our option under JESTA to purchase units offered for sale.

   But as we look to the future, the complex and increasingly competitive business environment in which we operate requires that we create a capital structure that better meets the needs of the company today, allowing us to continue to build our businesses and pursue new opportunities for growth.

   After much careful consideration, we believe the proposed transaction is the best way to preserve and grow the vitality of our business and position us to maximize shareholder value over the long-term. We believe strongly in employee-ownership and the success it has allowed us to achieve. We also believe that we and our unitholders and shareholders would benefit from having a publicly traded equity security. Therefore, we have designed the transaction to preserve our tradition of employee-ownership and position us for a successful future.

   New Journal's capital structure accomplishes these goals by concentrating both our equity ownership and voting power in the ten vote per share class B common stock, while offering to the public the one vote per share class A common stock. The class A shares will be publicly traded, providing us with a market pricing mechanism for all of our stock. A publicly traded equity security will:

  .   Provide us with greater financial flexibility;

  .   Improve our ability to access a range of new sources of capital;

  . Enable us to compete in the marketplace with bigger and better capitalized competitors;

  . Help in our quest to grow our businesses and capitalize on new business opportunities; and

  .   Enhance our ability to achieve our strategic vision.

   For our unitholders, this transaction will:

  . Enable unitholders to reduce significantly or, over time, eliminate their personal JESTA loans;

  .   Reduce the risk of rising interest rates on personal JESTA loans;

  .   Create an open market to buy or sell shares as they wish;

  . Eliminate mandatory offers to sell requirements for retired or former employees;

  .   Chart a new course to preserve our independence and employee-ownership;
      and

  .   Facilitate enhanced career opportunities for our employees.

The Share Exchange

  How It Will Work

   New Journal currently is a wholly owned subsidiary of Journal
Communications. Immediately prior to the initial public offering, Journal Communications will effect a share exchange with New Journal, pursuant to which Journal Communications will become a wholly owned subsidiary of New Journal and upon completion of which New Journal will change its name to Journal Communications, Inc. In connection with the share exchange:

  .   Each outstanding share of common stock of Journal Communications will
      automatically be exchanged for either (a)   shares of class B common
      stock of New Journal or (b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law. Of each Journal Communications share for which dissenters' rights are not perfected, as equally as possible:

     . one-half will be exchanged for shares of class B-1 common stock, which will consist of your most recently purchased one-half shares or units, and

     . one-half will be exchanged for shares of class B-2 common stock, which will consist of your earliest purchased one-half shares or units; and

  .   Every JESTA unit you own with respect to a share of Journal
      Communications stock for which dissenters' rights are not perfected will
      automatically represent    shares of class B common stock of New Journal.

   Each share of class B-1 and B-2 common stock will be identical except for restrictions on when you can convert them into class A common stock and sell them to the public. Under these public sale restriction periods of New Journal's articles of incorporation, class B-l and class B-2 shares may not be sold or transferred until 360 days or 540 days after the pricing of the initial public offering, as the case may be, except for:

  .   sales in the tender offer,

  . permitted transfers to trusts for estate planning or charitable purposes, and

  . offers to sell and sales of class B shares under the offer procedures set forth in New Journal's articles of incorporation.


   Immediately after effectiveness of the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders will exchange approximately 41.5% of the class B shares they receive in the share exchange, as well as their rights under JESTA and their covenants under the shareholders agreement described under "The Share Exchange--Agreement with the Grant Family Shareholders," for 1,088,000, multiplied by the share exchange ratio, shares of class C common stock.


   Pursuant to New Journal's articles of incorporation, you also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of your restricted class B shares during the applicable public sale restriction periods.

   Following the expiration of the applicable public sale restriction period:

  . Class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation and if the sale does not occur within three business days, such class B shares will, at your option, either remain class B shares held by you or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

   After the transaction, but not taking into effect the tender offer:

  .   shares of class A common stock of New Journal will constitute about   %
      to   % of our total outstanding common stock and about   % to   % of our
      total voting power;

  .   shares of class B common stock of New Journal will constitute about   %
      to   % of our total outstanding common stock and about   % to   % of our
      total voting power; and

  .   shares of class C common stock of New Journal will constitute about   %
      to   % of our total outstanding common stock and   % of our total voting
      power.

   A copy of the agreement and plan of share exchange is attached as Annex A to this joint proxy statement/prospectus.

  New Journal's Articles of Incorporation

   New Journal's articles of incorporation will be different from Journal Communications' current articles of incorporation in the following principal ways:

  . They will authorize a class of common stock, called class A common stock, that will be entitled to one vote per share and will be issued to the public in the initial public offering.

  . They will authorize a class of common stock, called class B common stock, that will be entitled to ten votes per share and will be issued to you in exchange for your current shares of Journal Communications common stock and JESTA units.

  . They will authorize a class of common stock, called class C common stock, that will be entitled to two votes per share, will receive cumulative dividends equal to the dividend on the class A and class B shares, provided that the dividend on the class C shares will not be less than
      $       per year, divided by the share exchange ratio, and will be issued to the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "The Share Exchange--Agreement with the Grant Family Shareholders").

  . They will have provisions restricting the transferability of the shares of class B-1 and class B-2 common stock for a period of time to allow us to establish an orderly trading market for our publicly traded class A shares.

  . They will have provisions requiring the class B shares to first be offered for sale to active employees and other eligible purchasers before they can be converted into the publicly traded class A shares after the expiration of the applicable public sale restriction periods.

  . They will authorize a class of preferred stock that the board of directors will have the authority to issue without shareholder approval and upon such terms as the board of directors may determine, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the holders of New Journal's common stock.

  . In addition to the preferred stock provisions, they will have provisions that help protect New Journal from the risk of unsolicited takeovers by third parties that are not approved by the board of directors, including by providing for a classified board of directors and providing that a vote of two-thirds (2/3rds) of all of the outstanding shares of New Journal's stock entitled to vote will be required to approve (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area, or to amend certain anti-takeover provisions of the articles of incorporation or bylaws.

   There are additional differences between New Journal's articles of incorporation and Journal Communications' articles. In addition, New Journal's bylaws will provide for advance notice requirements for shareholder proposals and director nominations, as Journal Communications' bylaws currently do. You should read "Description of Capital Stock, Articles of Incorporation and Bylaws" and New Journal's articles of incorporation, which are attached as Annex D to this joint proxy statement/prospectus.

  Voting Rights

   Holders of class A common stock will be entitled to one vote per share on all matters voted upon by our shareholders. Holders of class B common stock will be entitled to ten votes per share on all matters voted upon by our shareholders. Holders of class C common stock will be entitled to two votes per share on any matter voted upon by our shareholders.

  Dividend Rights

   Pursuant to New Journal's articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on
class C shares are cumulative and will not be less than $       per year,
divided by the share exchange ratio.

  What You Will Receive

   When we consummate the share exchange, each share of Journal Communications outstanding common stock will automatically be exchanged for either (a)
shares of New Journal's class B common stock, divided as equally as possible among class B-1 and class B-2 shares, or (b) such amount of cash as may be due upon the perfection of dissenters' rights under the Wisconsin Business Corporation Law, and each JESTA unit you own with respect to a share of Journal Communications stock for which dissenters' rights are not perfected will
automatically represent      shares of class B common stock of New Journal.
Each class B share will be identical except for the applicable public sale restriction periods.

   Shareholders and unitholders who do not perfect dissenters' rights in the
share exchange will also receive a special dividend of $       per share,
divided by the share exchange ratio, upon consummation of the transaction.

  Transfer Restrictions on Class B Shares

   You will not be able to convert class B shares into New Journal's publicly traded and unrestricted class A shares until the applicable public sale restriction periods expire. In addition, you will not be able to sell or transfer class B shares until the applicable public sale restriction period expires, except for:

  .   sales in the tender offer,

  . permitted transfers to trusts for estate planning or charitable purposes, and

  . offers to sell class B shares under the offer procedures set forth in New Journal's articles of incorporation.

   Except as noted above, class B-1 shares may not be sold or transferred until 360 days after the pricing of the initial public offering and class B-2 shares may not be sold or transferred until 540 days after the pricing of the initial public offering.

   In a permitted transfer to trusts for estate planning or charitable purposes, such trusts will continue to be subject to the applicable public sale restriction periods for the shares they receive. Such permitted transfers are limited to transfers, in trust, for the benefit of individual beneficiaries or corporations, associations or foundations organized for charitable, educational or religious purposes.

   Pursuant to New Journal's articles of incorporation, you also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of your restricted class B shares during the applicable public sale restriction periods.

   The public sale restriction periods permit trading of the publicly traded class A common stock to take place in the public market without the introduction of a significant number of additional shares, which could negatively impact the price. Our financial advisers tell us that sales of class B shares into the public market should be introduced over time in order to establish an orderly trading market for our publicly traded class A shares.

  Offer Procedures--Voluntary Transfers

   After the public sale restriction periods expire, if you want to sell any shares of class B common stock or convert any class B shares into class A shares in order to sell them to the public, you must first offer to sell your shares of class B common stock to active employees and other eligible purchasers under New Journal's articles of incorporation. The purpose of this is to keep the high vote class B shares in the hands of employees and the Grant family shareholders. This is an important part of how we intend to keep the company family and employee-controlled in the future.

   If you so choose to offer your class B shares for sale and no eligible purchaser under New Journal's articles of incorporation buys your class B shares within three business days, class B shares will, at your option, either remain class B shares held by you or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

  Listing

   The class B common stock and the class C common stock will not be listed on a national securities exchange or traded in an organized over-the-counter market. We intend to apply to list the class A common stock on the New York Stock Exchange under the symbol "JRN."

The Initial Public Offering

   If unitholder, Grant family shareholder and trustee approvals of the share exchange and the amendment and termination of JESTA are obtained (the Grant family shareholder approval was previously obtained), we will proceed with the initial public offering of shares of class A common stock as soon as our board of directors deems advisable. The board will proceed with the initial public offering at a time when it believes the offering is likely to be well received in the marketplace.

   After the initial public offering and the tender offer, assuming we make the tender offer at the initial public offering price and the maximum number of class B shares are tendered:

  .   Class A common stock will constitute about   % to   % of our total
      outstanding common stock and about   % to   % of our total voting power.

  .   Class B common stock will constitute about   % to   % of our total
      outstanding common stock and about   % to   % of our total voting power.

  .   Class C common stock will constitute about   % to   % of our total
      outstanding common stock and   % of our total voting power.

   The initial public offering price of the class A shares will be determined by negotiations between us and the managing underwriters, Morgan Stanley and Robert W. Baird & Co., who will underwrite the proposed initial public offering. When making their recommendation regarding the price for the initial public offering, the underwriters will take into account many factors including the trading value of other comparable companies in the market, and overall market conditions.

   The underwriters may also recommend a share exchange ratio, or "stock split," which will not change the aggregate value of your holdings, but may affect both the number of and the price of your holdings. We expect to inform you of the effect of any share exchange ratio at the time that we mail final proxy information. In addition, we anticipate being able to provide you with the estimated initial public offering price range of the class A shares before the joint special meeting is held.

The Tender Offer


   We intend to use the net proceeds of the initial public offering, as well as
borrowings from our new debt facility, to purchase up to $        million of
the class B shares issued in the transaction. We will purchase these shares by launching a cash tender offer to all holders of class B common stock. Although the Grant family shareholders will receive class B shares in the share exchange for their shares of Journal Communications common stock, and as a result would be eligible to participate in the tender offer, they have agreed with us that they will not participate in the tender offer. The class C shares that the Grant family shareholders will receive for a portion of their class B shares through a voluntary share exchange with us will not be eligible to be tendered in the tender offer. We intend for the tender offer to comprise the second step of a "synthetic secondary offering," a primary offering followed by stock purchases using the proceeds of the initial public offering, as well as other funds, to accomplish substantially the same goal as allowing existing shareholders and unitholders to participate in the initial public offering.



   We are conducting the tender offer in order to enable our employee and former employee unitholders to reduce their significant personal JESTA loans. You may decide, in consultation with your JESTA bank, that it is in your best interest to reduce significantly or eliminate the amount of your personal JESTA loan for a number of reasons. These reasons may include, but are not limited to: (1) the level of your debt may exceed your financial resources; (2) your personal risk tolerance; (3) the likely reduction in the annual dividends to be paid by New Journal (see "Dividend Policy" for a discussion of the expected dividend policy of New Journal after the transaction); (4) the risk of higher interest rates; (5) the fact that your holdings will be subject to market price volatility; (6) the expected transition to individual credit-based lending by the JESTA banks; (7) the expected reduction of the maximum loan-to-value ratio permitted by the JESTA banks; (8) the initial restrictions on your ability to sell or convert your class B shares; and (9) the opportunity to diversify your portfolio. We strongly encourage you to take advantage of the tender offer to reduce the amount of your personal JESTA loan.



   The tender offer will by its terms be open to all holders of class B shares, each of whom may tender in the tender offer for any reason whatsoever (even if he or she does not have JESTA loans outstanding). If a shareholder chooses to tender class B shares pledged to a bank as collateral for a JESTA loan, then the shareholder must contact the bank to arrange for a release of the shares. In such event, the proceeds from the sale of the pledged shares will be distributed to the JESTA bank that provided the loan, less 25% to be paid to the shareholder for use towards payment of any tax liability. The amount to be paid to shareholders for use towards tax liability and any remaining proceeds will be remitted directly to the shareholder. Proceeds from the sale of the shares in the tender offer will be distributed in this manner unless we receive written instructions to the contrary from a shareholder and his or her JESTA bank.


   We currently intend to launch the tender offer as soon as practicable after the initial public offering. We will determine the tender offer price, which will be at or above the initial public offering price of the class A shares. The tender offer price may also be at, above or below the market price of the class A shares at the time of the tender offer. In the tender offer, it is
expected that each class B shareholder will be permitted to tender up to   % of
his or her class B shares. If the tender offer is fully subscribed by all class
B shareholders, we will accept no more than   % of each class B holder's
shares. In this manner, tenders of up to   % of a holder's shares will be
accepted, and to the extent some shareholders tender less than   % of their
class B shares, then this shortfall will be allocated to the shareholders that
have tendered more than the   % amount (but no more than   %) on a pro rata
basis. In setting the final percentages which shareholders will be permitted to tender, our board of directors will take into consideration the availability of funds under our new debt facility, the amount of net proceeds we receive in the initial public offering and the market price per share of the class A common stock.

   The amount tendered by a class B shareholder in the tender offer must consist solely of class B-1 shares. Neither the class B-2 shares, the class A common stock sold in the initial public offering nor the class C common stock to be received by the Grant family shareholders in exchange for a portion of their class B common stock, their rights under JESTA and their covenants under the agreement entered into with Journal Communications and New Journal (see "The Share Exchange--Agreement with the Grant Family Shareholders") can be tendered in the tender offer.

   We will purchase class B shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a tender offer statement on Schedule TO with the SEC in connection with the tender offer. We cannot assure you that the tender offer will occur or that it will occur on the terms described in this joint proxy statement/prospectus.

   The sale of class B shares in the tender offer will be a taxable transaction and will be subject to capital gain or loss treatment if the sale qualifies as an "exchange" under the Internal Revenue Code. If the sale of class B shares in the tender offer does not qualify as an "exchange," the proceeds of the tender offer would be taxed as a dividend.

   A sale of your class B shares in the tender offer will qualify as an "exchange" under the Internal Revenue Code if: (a) the sale results in a "complete redemption" of your class B shares (which cannot occur), (b) the sale results in a "substantially disproportionate redemption" of your class B shares or (c) the sale is not "essentially equivalent to a dividend" with respect to you. A sale of some, but not all, of your class B shares in the tender offer will result in a "substantially disproportionate redemption" if (i) the percentage of outstanding New Journal voting stock that you own, directly or constructively, immediately after the tender offer (taking into account sales by all shareholders pursuant to the tender offer) is less than 80% of the percentage of outstanding New Journal voting stock that you owned, directly or constructively, immediately before the tender offer and (ii) the percentage of the fair market value of outstanding New Journal common stock that you own, directly or constructively, immediately after the tender offer (taking into account sales by all shareholders pursuant to the tender offer) is less than 80% of the percentage of the fair market value of outstanding New Journal common stock that you owned, directly or constructively, immediately before the tender offer. The sale of your class B shares in the tender offer will not be deemed to be "essentially equivalent to a dividend" if, under all the facts and circumstances, there is a meaningful reduction in your proportionate interest in New Journal (i.e., voting power and economic interest) as a result of the sales by the shareholders in the tender offer.

   The tax consequences of the tender offer will be described more fully in the tender offer statement on Schedule TO to be filed by us in connection with the tender offer.

   Each holder of Journal Communications common stock or JESTA units should consult his or her tax and financial advisers with respect to the particular tax consequences of the tender offer to such holder.

How We Will Effect the Share Exchange and the Initial Public Offering

   If the share exchange and the amendment and termination of JESTA are approved, we will consummate the share exchange and amend and terminate JESTA immediately prior to the initial public offering. At that time, we will file articles of share exchange with the Corporation Division of the Wisconsin Department of Financial Institutions and your shares or units will automatically, without any action on your part, be exchanged for shares of New Journal's class B common stock.

   We will continue the current practice of JESTA and issue class B shares in uncertificated form. You will receive a statement of the shares that you own after the consummation of the share exchange and the amendment and termination of JESTA.

Conditions to the Share Exchange

   We will consummate the share exchange only if each of the following conditions are satisfied or waived:

  . Two-thirds (2/3rds) of all issued and outstanding shares of Journal Communications common stock entitled to vote shall have voted to approve the share exchange;

  . Two-thirds (2/3rds) of the outstanding JESTA units owned by active employees of Journal Communications or its subsidiaries (including employees on a duly granted leave of absence) and "employee benefit trusts" shall have voted to approve the amendment and termination of JESTA;

  . Eighty percent (80%) of the shares of common stock of Journal Communications owned by the Grant family shareholders shall have voted to approve the amendment and termination of JESTA (which has been obtained already);

  . All of the trustees of JESTA shall have voted to approve the amendment and termination of JESTA;

  . New Journal shall simultaneously consummate an initial public offering of shares of its class A common stock; and

  . No statute, rule, regulation, executive order, decree, injunction or other order shall have been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the share exchange or the amendment and termination of JESTA.

   We do not believe that any material federal or state regulatory requirements must be complied with or that any material approvals must be obtained in connection with the share exchange.

Termination or Delay of the Share Exchange

   If at any time before the share exchange is consummated our board of directors decides that it is not in our best interests to proceed, our board may terminate or delay the share exchange.

Agreement with the Grant Family Shareholders


   The following is a summary of the material terms of the shareholders agreement recently entered into by Journal Communications, New Journal, Matex Inc. and the Abert Family Journal Stock Trust. In this summary, we refer to Matex Inc. and the Abert Family Journal Stock Trust as the family shareholders. This summary is not a complete description of the shareholders agreement. You should read the full text of the shareholders agreement, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part or is available from us.


   Pursuant to the terms and conditions of the shareholders agreement, the family shareholders agreed to vote all of their shares of Journal Communications common stock in favor of all components of the permanent capital transaction, including the share exchange and the amendment and termination of JESTA; in favor of New Journal's 2003 Equity Incentive Plan and New Journal's 2003 Employee Stock Purchase Plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the transaction or the shareholders agreement. The family shareholders also granted Journal Communications an irrevocable proxy to vote the family shareholders' shares with respect to the foregoing matters.

   In addition to approving the share exchange, the family shareholders agreed that, following the share exchange but before the termination of JESTA and the initial public offering, they will engage in a voluntary share exchange with New Journal, pursuant to which approximately 41.5% of the class B shares they receive in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, will be exchanged for a number of shares of class C common stock equivalent to 1,088,000 multiplied by the share exchange ratio.



   Pursuant to the shareholders agreement, the family shareholders may elect to sell a portion of their New Journal shares in the initial public offering, subject to certain limitations, but they agreed not to tender any of their New Journal shares in the tender offer. The family shareholders also agreed to not transfer their New Journal shares during the three years following the initial public offering, except as otherwise provided for in the agreement or pursuant to a board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the family shareholders agreed that they will not exercise their rights under New Journal's articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the family shareholders would own more than 17% of the class B common stock then outstanding.

   The shareholders agreement gives New Journal the right to redeem approximately 17% of the family shareholders' class B shares, at 105% of the average closing price of the class A shares, during the period beginning 540 days after and ending 720 days after the pricing of the initial public offering. In addition, each year after consummation of the transaction New Journal may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the family shareholders if the family shareholders own more than 17% of the class B shares then outstanding. In either case, the family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in New Journal's articles of incorporation.

   The shareholders agreement provides the family shareholders with certain rights to register with the SEC some or all of their New Journal shares for resale to the public. Beginning 720 days after the pricing of the initial public offering, the family shareholders have the right to "demand" the registration of their shares, for resale, subject to the limitations described below. The family shareholders also have the right to participate in certain of New Journal's proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, New Journal will not be obligated to effect any family shareholder "demand" to register shares within 180 days after
(1) the effective date of a registration in which the family shareholders were notified of their rights to participate in a New Journal offering or (2) any other registration of theirs. In addition, New Journal may postpone for up to 180 days the filing or the effectiveness of any such family shareholders' "demand" registration statement if the board of directors determines that effecting such registration would have certain negative consequences.

   The shareholders agreement also provides that, beginning with the first annual meeting of the shareholders of New Journal following the initial public offering, the family shareholders will have the right to nominate one director to the board of directors of New Journal (or, if the board of directors is comprised of more than eleven directors, the family shareholders will have the right to nominate two directors). This right terminates when the family shareholders hold less than 5% of the outstanding shares of New Journal's common stock. The family shareholders' nominee will be subject to applicable professional and governance standards. In connection therewith, the family shareholders agreed, as shareholders of New Journal, to take all actions necessary to elect all of New Journal's recommended nominees for director.

   The shareholders agreement terminates if the transaction is not consummated by December 31, 2005 or if the aggregate number of common shares held by the family shareholders is less than 300,000 multiplied by the share exchange ratio.

   In consideration of the agreements and covenants of the family shareholders under the shareholders agreement, Journal Communications agreed to reimburse the family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the transaction.

Federal Income Tax Consequences of the Share Exchange

   The share exchange, the conversion of your shares or units into New Journal's class B shares and the initial public offering will not be taxable transactions for you for U.S. federal income tax purposes. You should read the section of this joint proxy statement/prospectus entitled "Federal Income Tax Consequences to Shareholders and Unitholders" for additional information.

   The tax aspects of the tender offer are briefly discussed above in "The Share Exchange--The Tender Offer" and will be more fully described in the tender offer statement on Schedule TO to be filed by us in connection with the tender offer.

Board and Trustee Recommendation

   The board of directors of Journal Communications recommends that shareholders and unitholders vote "FOR" approval of the share exchange.

   Each of the JESTA trustees is also a member of the board of directors of Journal Communications. In their capacity as a director, each of the trustees has voted in favor of the share exchange and the other aspects of the transaction based on the advice and analysis provided to them in that capacity, and with regard to their duties as directors of Journal Communications. In their capacity as trustees of JESTA, they will again analyze and consider the share exchange and the other aspects of the transaction, utilizing expert advisers who have not been advisers to the board of directors, with regard to their duties as JESTA trustees. Based on such analysis and advice, and with due consideration to the expressed desires and opinions of unitholders, the trustees will decide how to vote the shares of Journal Communications stock represented by the JESTA units owned by "ex-employee-eligibles," "employee benefit trusts" and "employee-eligible-transferees" on the share exchange. It is expected that the trustees will make their recommendation on or before days prior to the joint special meeting.

                      AMENDMENT AND TERMINATION OF JESTA

   Immediately prior to consummation of the share exchange, we plan to amend JESTA to explicitly permit the share exchange to occur and to provide that, immediately after the share exchange is completed, JESTA will terminate. In connection with this step of the transaction, the shares of class B common stock held by JESTA as a result of the share exchange will be distributed to the unitholders of JESTA.

   We refer you to Annex B to this joint proxy statement/prospectus for the full text of the amendment and termination of JESTA.

Comparison of JESTA Units and New Journal's Class B Common Stock

   We have set forth below a summary comparison of some of the material features of the units of JESTA and the class B common stock of New Journal. The following is only a summary, and is qualified in its entirety by reference to JESTA, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part or is available from us, and New Journal's articles of incorporation, a copy of which is attached as Annex D to this joint proxy statement/prospectus.

                                                                                              Class B Common
                                                  JESTA Units                              Stock of New Journal
                                  -------------------------------------------- --------------------------------------------
Units/Shares..................... JESTA units represent beneficial             Shares of class B common stock of New
                                  ownership in shares of common stock of       Journal.
                                  Journal Communications.

Owners........................... JESTA units are owned by employees,          To be owned by existing unitholders (i.e.,
                                  ex-employees, employee trusts and other      employees, ex-employees, employee trusts
                                  eligibles.                                   and other eligibles) and existing
                                                                               shareholders upon consummation of the
                                                                               transaction. Other employees will also be
                                                                               eligible to own.

Trading market, sale restrictions Units can only be transferred (i) to an      Offers to sell and sales are permitted at
  and offers to sell............. employee-eligible-transferee (which          any time (including within the applicable
                                  include trusts for the benefit of individual public sale restriction periods) to eligible
                                  beneficiaries or certain charitable or       purchasers under New Journal's articles of
                                  religious organizations, subject to certain  incorporation (which include employee
                                  conditions) or (ii) upon the happening of    benefit plans of New Journal, active
                                  certain option events, including:            employees, certain Grant family
                                                                               shareholders and New Journal), which can
                                  . A written offer to sell a specified        only be effected by submitting a
                                    number of units.                           "voluntary transfer/conversion notice"
                                                                               (discussed below) and following the offer
                                  . Termination of employment, other           procedures set forth in New Journal's
                                    than for retirement or "qualified          articles of incorporation (which we refer
                                    termination," which is an option event     to as the "offer procedures").
                                    in respect of all units then owned by
                                    such employee as well as his or her        Otherwise, class B shares cannot be
                                    employee-eligible transferees or           transferred at any time except for:
                                    employee benefit trusts.
                                                                               . transfers by an active or former
                                  . Retirement, which results in option          employee to certain trusts for estate
                                    events occurring each anniversary of         planning or charitable purposes;
                                    such retirement for one-tenth of all
                                    units then owned by the retiree, and the   . transfers to the underwriters in the
                                    death of the retiree prior to the tenth      initial public offering;
                                    anniversary of retirement is an option
                                    event in respect of all units owned by     . transfers to a designated purchaser in
                                    the retiree at the time of death.            a tender offer approved by New
                                                                                 Journal's board;


                                                                      Class B Common
                         JESTA Units                               Stock of New Journal
         -------------------------------------------- ----------------------------------------------
         . "Qualified termination," which is          . if the holder is a corporation or other
           termination resulting from                   business entity, then transfers
           downsizing, elimination of employee           upon its dissolution or liquidation to
           positions, sale of the stock of a             its shareholders who are lineal
           subsidiary, sale of substantially all of      descendants of Harry J. Grant or
           the assets of a subsidiary, or certain        certain other entities affiliated with
           other similar transactions, and which         those descendants;
           results in option events occurring
           each anniversary of such termination       . if the holder is a trust, then transfers
           for differing fractions of units then        to its beneficiaries who are lineal
           owned, depending upon how long the           descendants of Harry J. Grant or
           units were held.                             certain other entities affiliated with
                                                        those descendants; or
         . A transfer of a unit which is invalid
           under JESTA.                               . transfers to New Journal.

         . Any option event for an eligible is also   Holders of class B common stock that
           an option event for any marital or         become subject to an "option event" are
           community property interest of the         required to offer those shares for purchase
           spouse of the eligible.                    pursuant to the offer procedures. "Option
                                                      events" generally include:
         While it is not obligated to do so, Journal
         Communications has elected in recent         . A written offer to sell a specified
         years to immediately purchase units            number of shares or a written request to
         offered for sale. However, Journal             convert a specified number of shares
         Communications suspended the purchase          into a corresponding number of shares
         and sale of units on October 25, 2002,         of class A common stock, in either case
         while it explores potential sources of         in the form specified in the articles of
         additional permanent capital.                  incorporation (called a "voluntary
                                                        transfer/conversion notice").

                                                      . A foreclosure sale or similar transfer
                                                        of pledged shares.

                                                      . With respect to all shares of class B
                                                        common stock owned by Matex Inc.,
                                                        a change in control of Matex Inc.

                                                      Any option event is also an option event
                                                      with respect to any marital or community
                                                      property interest of the spouse of the holder.

                                                      Any attempted transfer in violation of the
                                                      articles of incorporation is null and void.
                                                      In other words, the shares will remain, for
                                                      all purposes, held by the shareholder
                                                      attempting to effect the invalid transfer.

                                                      New Journal is not obligated to buy class
                                                      B shares available for sale.
Purchase
  price. The price at which any unit subject to an    The price at which any class B share
         option event may be purchased by any         subject to an option event may be
         optionee is the option price determined      purchased by any optionee is:
         under in JESTA.
                                                      . If the class A common stock is then
                                                        listed for trading on a national
                                                        securities exchange, then the closing
                                                        price of the class A common stock as
                                                        reported by such exchange on the
                                                        date of the applicable option event.

                                                                                 Class B Common
                                       JESTA Units                            Stock of New Journal
                        ------------------------------------------ -------------------------------------------
                                                                   . If the class A common stock is then
                                                                     quoted on an automated quotation
                                                                     system, then the average of the closing
                                                                     bid and ask price as reported by such
                                                                     automated quotation system on the
                                                                     date of the applicable option event.

                                                                   . If the class A common stock is not
                                                                     then listed on a national securities
                                                                     exchange or quoted on an automatic
                                                                     quotation system, then the fair market
                                                                     value of a share of class A common
                                                                     stock on the date of the applicable
                                                                     option event as determined by the
                                                                     most recent independent valuation of
                                                                     the class A common stock.
Eligibility to purchase
  units................ Only the following persons are eligible to Only the following persons are eligible to
                        purchase units that become subject to      purchase class B shares that become
                        option events (called "optionees"):        subject to option events ("optionees"):

                        . employee-eligibles, excluding the        . employee benefit plans (called "class
                          President of Journal Communications,       A optionees"),
                          that are designated by the President
                          (called "Class A Optionees"). Class A    . employee-eligibles (called "class B
                          Optionees' option period begins with       optionees"),
                          the happening of the option event and
                          ends six months later.                   . Matex Inc. (a Grant family
                                                                     shareholder, called the "class C
                        . employee-eligibles, including the          optionee"), and
                          President, and employee benefit trusts
                          that are designated by the Board of      . New Journal (called the "class D
                          Directors ("Class B Optionees").           optionee").
                          Class B Optionees' option period
                          begins on the expiration of the Class
                          A Optionees' option period and ends
                          two months later.

                        . the Grant family shareholders ("Class
                          C Optionees"). Class C Optionees'
                          option period begins on the expiration
                          of the Class B Optionees' option
                          period and ends four months later.

                        . Journal Communications. Journal
                          Communications' option period
                          begins on the expiration of the Class
                          C Optionees' option period and ends
                          five years later.

                        Any class of optionee can waive their
                        options. The President can waive the
                        options of Class A Optionees and the
                        Board of Directors can waive the options of Class B Optionees.

                                                                                          Class B Common
                                            JESTA Units                                Stock of New Journal
                           --------------------------------------------- ------------------------------------------------
                           If any unit is not purchased by an optionee,
                           then after expiration of the Class C
                           Optionees' option period, that unit can be
                           transferred to anyone (even though not an
                           eligible under JESTA). However, that unit
                           remains subject to the option of Journal
                           Communications until Journal
                           Communications' option period expires.

Purchase procedures....... Journal Communications in recent years        In order to purchase class B shares that
                           offered units held by it for sale to its      become offered for sale, an optionee must
                           employees, typically on a rotation basis. A   first submit a purchase order, in the form
                           rotation schedule determined the time         specified in the articles of incorporation (a
                           Journal Communications would make the         "purchase order"), to the transfer agent,
                           offering to the group to which each           accompanied by either (a) a cashier's
                           employee had been assigned for purposes       check or money order, or (b) other
                           of the employee-ownership rotation. The       documentation sufficient to evidence
                           frequency of the rotation and the number of   immediate access to funds.
                           units offered depended on the number of
                           units that Journal Communications had, or     A purchase order becomes effective when
                           anticipated having, available to sell and the entered by the transfer agent on the list of
                           number of units that it desired to sell. In   eligibles representing current potential buyers
                           addition Journal Communications from          of class B shares (called the "buyer list").
                           time to time allowed participants in some
                           incentive plans to use all or a portion of a  When an option event occurs, the transfer
                           cash incentive award to purchase units.       agent will match the subject class B shares
                                                                         with the earliest entered purchase order on
                           However, Journal Communications               the buyer list (first from among all class A
                           suspended the purchase and sale of units on   optionees, then all class B optionees, then
                           October 25, 2002, while it explores potential the class C optionee, then the class D
                           sources of additional permanent capital.      optionee, in that order) the terms and
                                                                         conditions of which can be matched by a
                                                                         purchase of all or a part of such shares,
                                                                         until the terms and conditions of such
                                                                         purchase order are satisfied in full.

                                                                         If class B shares remain to be sold pursuant
                                                                         to such option event, then the transfer agent
                                                                         will match the subject shares with the next-
                                                                         earliest posted purchase order on the buyer
                                                                         list the terms and conditions of which can be
                                                                         matched by a purchase of all or a part of the
                                                                         shares, until the terms and conditions of such
                                                                         purchase order are satisfied in full; and so on.

                                                                         When class B shares are sold, the transfer
                                                                         agent will record the sale and provide
                                                                         notice to the purchaser and seller. It will
                                                                         also deliver the purchase price for the
                                                                         shares to the seller, without interest, as
                                                                         soon as practicable, but in no event later
                                                                         than the end of the third business day
                                                                         following the option event date.

                                           Class B Common
               JESTA Units              Stock of New Journal
               ----------- ----------------------------------------------
                           If the transfer agent is unable to complete
                           the sale of class B shares by the end of the
                           third business day following the option
                           event date, then the transfer agent will:

                           . In the case of an option event pursuant
                             to a voluntary transfer/conversion
                             notice,

                              . convert the shares of class B
                                common stock into an equivalent
                                number of shares of class A
                                common stock, if so directed in the
                                voluntary transfer/conversion notice
                                and if such conversion is then
                                allowed after giving effect to the
                                public sale restriction periods;

                              . cancel the voluntary transfer/
                                conversion notice if so directed in
                                the voluntary transfer/conversion
                                notice or if conversion is not then
                                allowed after giving effect to the
                                public sale restriction periods, in
                                which case the shares will remain
                                held by the holder submitting the
                                notice; or

                              . if no direction is given in the
                                voluntary transfer/conversion
                                notice, cancel the voluntary
                                transfer/conversion notice, in which
                                case the shares will remain held by
                                the holder submitting the notice.

                           . In the case of an option event arising
                             from foreclosure sale or similar
                             transfer of pledged shares, either:

                              . convert the shares of class B
                                common stock into an equivalent
                                number of shares of class A
                                common stock if such conversion is
                                then allowed after giving effect to
                                the public sale restriction periods; or

                              . if conversion of the shares of class
                                B common stock is not then
                                allowed after giving effect to the
                                public sale restriction periods, then
                                the shares of class B common stock
                                will remain held by the holder
                                subject to such foreclosure sale or
                                other transfer.

                                                                                    Class B Common
                                       JESTA Units                               Stock of New Journal
                     ------------------------------------------------ -------------------------------------------
                                                                      . In the case of an option event arising
                                                                        from a change of control of Matex
                                                                        Inc., convert the shares of class B
                                                                        common stock into an equivalent
                                                                        number of shares of class A common
                                                                        stock, irrespective of the public sale
                                                                        restriction periods. If such conversion
                                                                        would otherwise be prohibited after
                                                                        giving effect to the public sale
                                                                        restriction periods, then none of the
                                                                        shares of class A common stock into
                                                                        which the shares of class B common
                                                                        stock are converted can be transferred
                                                                        until the expiration of the public sale
                                                                        restriction periods that were
                                                                        applicable to the shares of class B
                                                                        common stock prior to conversion.

Voting rights....... The trustees must give each active               Ten votes per class B share on all matters
                     employee unitholder a proxy authorizing          voted upon by our shareholders. All
                     him or her to vote with respect to the           holders vote their own shares.
                     number of shares represented by the units
                     owned by him or her. Each unitholder has
                     one vote per unit.

                     However, active employee unitholders do
                     not have the power or authority to vote (i) to sell or lease all or substantially all of the assets of Journal Communications, or (ii) to dissolve Journal Communications, or
                     (iii) to merge or consolidate Journal
                     Communications with any other
                     corporation in which Journal
                     Communications and/or its shareholders
                     will not control a majority of the voting stock, unless the employee owners of at least two-thirds of the outstanding units owned by employee-eligibles have authorized the trustees to offer all shares held by the trustees for sale in accordance with the provisions of Section 24 of JESTA and the purchase options under Section 24 have expired within three months prior to such vote. The Section 24 procedures are discussed below under "Sale of Stock by Trustees."

                     The trustees have exclusive authority to vote all shares represented by units owned by ex-employee-eligibles, employee benefit trusts and employee-eligible-transferees.

                                                                                           Class B Common
                                                 JESTA Units                            Stock of New Journal
                               ----------------------------------------------- --------------------------------------

Sale of stock by trustees..... The trustees cannot dispose of the underlying   Not applicable; individuals own shares
                               shares of Journal Communications stock          directly.
                               (except in exchange for its equivalent in the
                               recapitalization or reorganization of Journal
                               Communications) unless and until:

                               . written authorization signed by
                                 employee-eligible and employee
                                 benefit trust owners of at least two-
                                 thirds of the units then outstanding
                                 owned by them have been filed with
                                 the trustees within eighteen months
                                 before the disposition, and

                               . the trustees have first granted to the Class
                                 One Optionees, Class Two Optionees and
                                 Class Three Optionees (as defined
                                 below), successively, options to purchase all or any part of such shares not purchased by prior optionees.

                               Class One Optionees include (i) each
                               employee-eligible and employee benefit
                               trust owner of units who did not consent to the proposed disposition (called "non-consenting eligibles"), and (ii) the Grant family shareholders. As Class One
                               Optionees, each non-consenting eligible has the option to purchase the proportion of the shares offered by the trustees as the number of units owned by him bears to the total number of units then outstanding. As Class
                               One Optionees, the Grant family
                               shareholders have the option to purchase the remainder of the shares of offered by the trustees. The Class One Optionees' option period begins with the date of the first granting of the options by the trustees, and ends six months later.

                               Class Two Optionees include (i) the non-consenting eligibles, and (ii) the Grant family shareholders. As Class Two Optionees, each non-consenting eligible has the option to purchase the shares offered to Grant family shareholders as Class One optionees that were not purchased by the Grant family shareholders. As Class Two Optionees, the
                               Grant family shareholders have the right to purchase the shares offered to non-consenting eligibles as Class One optionees that were not purchased by the non-consenting eligibles.
                               The Class Two Optionees' option period runs for three months after the expiration of the time limited to Class One Optionees.

                               The Class Three Optionee is Journal
                               Communications. The Class Three
                               Optionee's option period runs for three
                               months after the expiration of the time
                               limited to Class Two Optionees.

                                                                                Class B Common
                                    JESTA Units                              Stock of New Journal
                   --------------------------------------------- --------------------------------------------
Conversion of
  units/shares.... Units cannot be converted. However, the       Each class B share can be converted into a
                   Grant family shareholders have the right at   share of class A common stock upon
                   any time to give shares of Journal            submission of a Voluntary Transfer/
                   Communications stock to the trustees and      Conversion Notice and after following the
                   receive units in exchange. They can also      offer procedures set forth above. However:
                   surrender units and receive shares of Journal
                   Communications stock in exchange.             . Class B-1 shares cannot be converted
                                                                   until 360 days after the pricing of the
                                                                   initial public offering; and

                                                                 . Class B-2 shares cannot be converted
                                                                   until 540 days after the pricing of the
                                                                   initial public offering.

                                                                 The periods set forth above during which
                                                                 conversion is not allowed are referred to as
                                                                 the "public sale restriction periods."

                                                                 Under certain circumstances, class B
                                                                 shares can be converted into class A shares
                                                                 even during the public sale restriction
                                                                 periods. Those circumstances are:

                                                                 . If the beneficiary or estate of a
                                                                   deceased holder of class B shares
                                                                   offers those shares for sale through
                                                                   the offer procedures, and those shares
                                                                   are not sold to an eligible purchaser
                                                                   by the end of the third business day
                                                                   after the option event, then they are
                                                                   converted into class A shares
                                                                   irrespective of the public sale
                                                                   restriction periods.

                                                                 . Upon a change of control of Matex
                                                                   Inc., the class B shares then held by
                                                                   Matex Inc. become subject to sale
                                                                   pursuant to the offer procedures. If
                                                                   those shares are not sold to an eligible
                                                                   purchaser by the end of the third
                                                                   business day after the option event,
                                                                   then they are converted into class A
                                                                   shares. If such a conversion takes
                                                                   place during the public sale restriction
                                                                   periods, then none of the shares of
                                                                   class A common stock into which the
                                                                   shares of class B common stock were
                                                                   converted can be transferred until the
                                                                   expiration of the public sale
                                                                   restriction periods that were
                                                                   applicable to the shares of class B
                                                                   common stock prior to conversion.

                                                                 In addition, each share of class B common
                                                                 stock will automatically be converted into
                                                                 a share of class A common stock:

                                                                 . when the number of outstanding shares
                                                                   of class B common stock falls below
                                                                   8% of the aggregate number of shares
                                                                   of common stock then outstanding;

                                                                                         Class B Common
                                            JESTA Units                               Stock of New Journal
                           --------------------------------------------- ----------------------------------------------
                                                                         . upon transfer to the underwriters in
                                                                           the initial public offering;

                                                                         . upon purchase by a designated
                                                                           purchaser (other than New Journal) in
                                                                           a tender offer or exchange offer that is
                                                                           subject to Section 13(e) or Section
                                                                           14(d) of the Securities Exchange Act
                                                                           of 1934, as amended, which tender
                                                                           offer or exchange offer is approved by
                                                                           the board of directors of New Journal;
                                                                           and

                                                                         . On the 120th day following the death
                                                                           of a holder if the holder's beneficiary
                                                                           or estate has not offered them for sale
                                                                           through the offer procedures.

                                                                         Following conversion into class A shares,
                                                                         there is no ability to convert back into class
                                                                         B shares.
Dividends and
  distributions........... The trustees are required to pay all income   All dividends are received directly by the
                           from the Capital Stock Fund (which means      holders of the class B shares for unpledged
                           the shares held by the trustees under         shares. For pledged shares, all dividends
                           JESTA), less administrative and other         are received by the lenders.
                           expenses, to unitholders in proportion to the
                           number of units owned by them. However,
                           all dividends paid in shares of Journal
                           Communications stock are added to and
                           become a part of the Capital Stock Fund.

Amendment and termination;
  distribution             If the trustees sell, in compliance with the  Amendments to the terms of the class B
  on termination.......... provisions of Section 24 of JESTA, any or     common stock must be approved by the
                           all of the shares of Journal                  shareholders if and to the extent then
                           Communications stock held by them under       required by applicable law.
                           JESTA, then JESTA terminates with
                           respect to those shares. Following this kind  Each share of class B common stock will of termination, the trustees will distribute  automatically convert into one share of
                           the proceeds of the sale, less tax and        class A common when the aggregate
                           administrative expenses, to the unitholders.  number of class B shares then issued and outstanding represents less than 8% of the
                           JESTA can be amended or terminated at         total number of shares of common stock of
                           any time by the written consent of all of     New Journal then issued and outstanding.
                           the trustees, the written consent of Grant
                           family shareholders owning at least 80% of
                           the shares of Journal Communications
                           stock then owned by Grant family
                           shareholders, and the affirmative vote of
                           employee-eligible and employee benefit
                           trust owners of at least two-thirds of the
                           units then outstanding owned by employee-
                           eligibles and employee benefit trusts.
                           Following this kind of termination, the
                           trustees will distribute the Capital Stock
                           Fund, including principal and income, less
                           tax and administrative expenses, to the
                           unitholders.

Market Risk

   Under JESTA, the purchase and sale price of units was determined by a formula that took into account, among other things, the book value of Journal Communications and its historical earnings. Under New Journal's articles of incorporation, the purchase and sale price of class B shares will be determined by reference to the trading price of New Journal's class A common stock, which will be traded on the New York Stock Exchange. As a result, the price of class B shares will be subject to wide fluctuations, often unrelated to the operating performance of New Journal, that characterize publicly traded securities. In addition, in order to realize liquidity, class B shares must first be offered for sale to active employees and other eligible purchasers under New Journal's articles of incorporation. If the sale does not occur within three business days, the class B shares will, at the shareholder's option, remain class B shares held by the shareholder or be converted into class A common stock. Therefore, if the class B shares are not sold pursuant to the offer procedures of New Journal's articles of incorporation, the shareholder will be subject to the market risk associated with the three business day delay. That is, since the shareholder will not receive class A shares until about the fourth business day after submitting the required voluntary transfer/conversion notice, the price of the shareholder's shares may have declined from the price that existed at the time the shareholder submitted his or her notice.

Board and Trustee Recommendation

   The board of directors of Journal Communications recommends that shareholders and unitholders vote "FOR" approval of the amendment and termination of JESTA, which will result in the distribution of the class B common shares of New Journal held by JESTA as a result of the share exchange to the individual unitholders of JESTA.

   Each of the JESTA trustees is also a member of the board of directors of Journal Communications. In their capacity as a director, each of the trustees has voted in favor of the amendment and termination of JESTA and the other aspects of the transaction based on the advice and analysis provided to them in that capacity, and with regard to their duties as directors of Journal Communications. In their capacity as trustees of JESTA, they will again analyze and consider the amendment and termination of JESTA and the other aspects of the transaction, utilizing expert advisers who have not been advisers to the board of directors, with regard to their duties as JESTA trustees. Based on such analysis and advice, and with due consideration to the expressed desires and opinions of unitholders, the trustees will decide whether to approve the amendment and termination of JESTA. It is expected that the trustees will make
their recommendation on or before        days prior to the joint special
meeting.

                   NEW JOURNAL'S 2003 EQUITY INCENTIVE PLAN

   To allow for equity-based compensation awards to be made by New Journal after the transaction, the board of directors has adopted the equity incentive plan contingent upon shareholder and unitholder approval at the joint special meeting. The following summary of the material provisions of the equity incentive plan is qualified in its entirety by reference to the full text of The Journal Company 2003 Equity Incentive Plan, which is attached as Annex E to this joint proxy statement/prospectus.

Administration

   The equity incentive plan is administered by the compensation committee of the board of directors of New Journal, or the Committee. This Committee will be composed entirely of independent directors. Subject to the terms of the equity incentive plan, the Committee may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan's administration.

Eligibility

   Awards may be granted to employees of New Journal and its subsidiaries and affiliates, as well as non-employee directors of New Journal. The Committee will determine which employees and non-employee directors should receive awards. The equity incentive plan does not limit the number of employees who may receive awards.

Shares Available for Grant

   Awards may be made under the equity incentive plan with respect to shares of class B common stock (approximately 6% of the outstanding shares of common stock of New Journal after the initial public offering). Forfeited and lapsed awards are not counted against the plan limits.

Types of Awards

   The Committee may grant non-statutory stock options, incentive stock options, stock grants, performance unit grants and stock unit grants to employees. Non-employee directors may receive stock grants, non-statutory stock options, performance unit grants and stock unit grants.

Stock Options

   A stock option is the right to purchase shares of class B common stock at a specified price as determined by the Committee. The exercise price of stock options under the equity incentive plan will not be less than 100% of the fair market value of a share of class A common stock on the date the option is granted. Incentive stock options and non-statutory stock options differ primarily in their tax treatment. A participant receiving an incentive stock option will not be taxable on the grant or the exercise of the incentive stock option (except that the alternative minimum tax may apply). Any gain realized upon the disposition of the underlying common stock will taxed as long term capital gain if the participant holds the shares of common stock for at least two years after the date of the grant of the incentive stock option and one year after the date of exercise. New Journal will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option except where the holding period requirements are not satisfied. A participant receiving a non-statutory stock option will not be taxed on the grant of the option. Upon exercising the non-statutory stock option, the participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the class B common stock on the date of exercise. Upon a subsequent sale of the shares acquired pursuant to the non-statutory stock option, the participant will have taxable capital gain or loss measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). New Journal will be entitled to business expense deduction in the same amount and at the same time as the participant recognizes ordinary income on the exercise of the non-statutory stock option. New Journal expects that the primary type of award under the equity incentive plan will be non-statutory stock options.

Stock Grants

   The Committee may also make stock grants. A stock grant is the award of class B common stock to a participant. Generally such stock grants will be subject to a vesting requirement or the satisfaction of designated individual or company performance objectives. Restricted stock is taxable to the participant when the stock is vested and performance requirements are satisfied. New Journal generally receives a deduction equal to the value of the stock at the time the vesting or performance requirements are satisfied.

Stock Unit Grants and Performance Unit Grants

   A stock unit grant is the award of cash equal to the value of a share of class B common stock of New Journal. A performance unit grant has a value established by the Committee. Awards of stock units and performance units will generally be subject to vesting requirements or the satisfaction of performance requirements. The value of stock units or performance units received by a participant is taxable to the participant when the units are vested and performance requirements are satisfied. New Journal generally receives a deduction for the value received by the participant, subject to the Internal Revenue Code (S)162 limits (relating to the $1,000,000 cap on compensation).

Limits on Awards

   Under the terms of the plan no more than 50% of the awards under the plan may be made in the form of stock grants, performance unit grants or stock unit grants. An individual recipient may not receive awards with respect to more
than        shares in any calendar year. No participant may be granted an award under the plan in any year which would result in a cash payment which exceeds 500% of the participant's base compensation.

Performance Based Compensation

   Incentive stock options and non-statutory stock options are intended to be performance based compensation within the meaning of IRC (S)162(m) (relating to an exception from the $1,000,000 cap on deductible compensation). The Committee may also attempt to qualify stock grants, performance unit grants and stock unit grants as performance based compensation. The performance goals will be based on earnings per share; net income (before or after taxes); net income from continuing operations; return on assets, equity, capital or investment; cash flow; cash flow return on investments; earnings before or after taxes, interest, depreciation and/or amortization; internal rate of return or increase in net present value; dividend payments; gross revenues; gross margins; operating measures such as growth in circulation, television and radio ratings and market share; internal measures such as achieving a diverse workforce; and share price.

Accelerated Vesting

   To the extent that an award is subject to a vesting schedule the Committee has discretion to accelerate the vesting on the employee's death, disability or retirement (attainment of age 60 and completion of 10 years of employment). In addition, vesting will be accelerated upon a Change in Control (as defined below). To the extent that an award is subject to satisfaction of performance requirements, such requirements will be deemed to be satisfied on a Change in Control but the awards will be paid on a prorated basis. A "Change in Control" is defined to include the following: a person obtaining control over 20% of New Journal's voting stock, directors who are not approved by the incumbent directors are elected to the board of directors, a merger, consolidation or similar transaction in which the shareholders of New Journal do not own a majority of the shares of the surviving entity, or a sale of substantially all of New Journal's assets.

Adjustments

   In the event of a change in the outstanding shares of New Journal's common stock due to a stock split, stock dividend, recapitalization, merger, consolidation, spin off, reorganization or repurchase or exchange of the shares of New Journal common stock, the Committee may take action to prevent a dilution or enlargement of benefits under the equity incentive plan. These actions include adjusting the number of shares of common stock that may be issued under the equity incentive plan, including the share limitation and (1) the number of shares; (2) the price of shares subject to outstanding awards; and (3) the consideration to be paid upon the exercise of any award.

Amendment and Termination

   The board of directors of New Journal may amend or terminate the equity incentive plan at any time, but no such amendment or termination may adversely affect the rights of a participant with respect to outstanding awards, except that New Journal may, in the event of a Change in Control of New Journal, terminate the equity incentive plan and pay participants the value of outstanding awards. No awards may be granted under the plan more than ten years from the date the plan is initially effective (the date of the initial public offering). Shareholder approval is required for certain material amendments to the equity incentive plan.

Initial Awards


   We anticipate that the Committee will grant an award to all non-employee directors 30 to 60 days after completion of the initial public offering at the market price as of the grant date.

Board and Trustee Recommendation

   The board of directors of Journal Communications recommends that shareholders and unitholders vote "FOR" approval of New Journal's 2003 Equity Incentive Plan.

   Each of the JESTA trustees is also a member of the board of directors of Journal Communications. In their capacity as a director, each of the trustees has voted in favor of New Journal's 2003 Equity Incentive Plan based on the advice and analysis provided to them in that capacity, and with regard to their duties as directors of Journal Communications. In their capacity as trustees of JESTA, they will again analyze and consider New Journal's 2003 Equity Incentive Plan, utilizing expert advisers who have not been advisers to the board of directors, with regard to their duties as JESTA trustees. Based on such analysis and advice, and with due consideration to the expressed desires and opinions of unitholders, the trustees will decide how to vote the shares of Journal Communications stock represented by the JESTA units owned by "ex-employee-eligibles," "employee benefit trusts" and "employee-eligible-transferees" on New Journal's 2003 Equity Incentive Plan. It is expected that the trustees will make their recommendation on or before days prior to the joint special meeting.

                NEW JOURNAL'S 2003 EMPLOYEE STOCK PURCHASE PLAN

   The following summary of the material provisions of the employee stock purchase plan is qualified in its entirety by reference to the full text of The Journal Company 2003 Employee Stock Purchase Plan, which is attached as Annex F to this joint proxy statement/prospectus.

Administration

   The employee stock purchase plan is administered by the compensation committee of the board of directors of New Journal, or the Committee. This Committee will be composed entirely of independent directors. Subject to the terms of the employee stock purchase plan, the Committee shall have authority to construe, interpret and apply the terms of the employee stock purchase plan and establish rules for the employee stock purchase plan's administration.

Eligibility

   Each employees of New Journal or any subsidiary who has been employed for at least six months and who customarily works at least 20 hours per week will be eligible.

Shares Available for Purchase

   Class B common stock will be available for purchase under the employee stock
purchase plan.        shares of class B common stock (approximately 3% of the
outstanding shares after the initial public offering) have been reserved for purchase under the employee stock purchase plan. An eligible employee wishing to participate in the employee stock purchase plan enters into an agreement with New Journal to have a specific amount or percentage of pay withheld to purchase class B common stock over a six month period. The six month periods will begin on January 1st and July 1st of each year. The pay withheld is used to purchase stock at the end of the six month period. No interest is earned on pay withheld. An employee may elect to change the amount set aside to purchase class B common stock at any time during the six month period and may terminate the decision to purchase class B common stock and receive back all of the amounts previously withheld from pay.

   The purchase price is a discounted amount based on the lower of the fair market value at the beginning or at the end of the six month period. The discount is determined in the discretion of the Committee which administers the employee stock purchase plan, and may be up to 15%. Class B common stock will not be issued at a discount of greater that 15% from fair market value.

Limits on Awards

   Under the terms of the employee stock purchase plan, an eligible employee
may use up to     % of the employee's pay to purchase class B common stock,
subject to a maximum of $     per year. The maximum percentage of pay which can
be used to purchase class B common stock and the maximum amount of class B common stock which can be purchased may be adjusted by the Committee but can never exceed 15% of the employee's pay or $25,000 per year, whichever is less.

Restrictions on Shares Purchased Under the Plan

   The Committee has authority under the employee stock purchase plan to require employees to hold class B common stock for a specific period of time and resell the class B common stock to New Journal at its original purchase price if the holding period requirement is not satisfied.

Tax Treatment

   There is no immediate taxation in connection with the purchase of class B common stock under the employee stock purchase plan. If the employee who purchased class B common stock under the plan holds such stock more than two years (from the beginning of the six month period over which pay was withheld to purchase the class B common stock), all gain on the sale of the class B common stock, other than the discount, is taxable at capital gains tax rates. If the employee fails to satisfy the holding period requirements, the employee will be taxable at ordinary income rates on all gain realized on the disposition of the class B common stock. New Journal will not be entitled to any business expense deduction with respect to the employee stock purchase plan except where the holding period requirements are not satisfied.

Adjustments

   In the event of any stock split, reverse stock split, stock dividend or any other increase or decrease in the number of shares of the common stock of New Journal affected without receipt of payment by New Journal, the Committee which administers the employee stock purchase plan may take action to prevent dilution or enlargement of the benefits under the employee stock purchase plan. These actions include adjusting the number of shares of class B common stock that may be purchased under the employee stock purchase plan and the price at which class B common stock will be purchased.

Amendment and Termination

   The board of directors of New Journal may amend or terminate the employee stock purchase plan at any time. The employee stock purchase plan will continue in effect for a term of 10 years unless terminated sooner by the board. Shareholder approval is required for certain material amendments to the employee stock purchase plan.

Board and Trustee Recommendation

   The board of directors of Journal Communications recommends that shareholders and unitholders vote "FOR" approval of New Journal's 2003 Employee Stock Purchase Plan.

   Each of the JESTA trustees is also a member of the board of directors of Journal Communications. In their capacity as a director, each of the trustees has voted in favor of New Journal's 2003 Employee Stock Purchase Plan based on the advice and analysis provided to them in that capacity, and with regard to their duties as directors of Journal Communications. In their capacity as trustees of JESTA, they will again analyze and consider New Journal's 2003 Employee Stock Purchase Plan, utilizing expert advisers who have not been advisers to the board of directors, with regard to their duties as JESTA trustees. Based on such analysis and advice, and with due consideration to the expressed desires and opinions of unitholders, the trustees will decide how to vote the shares of Journal Communications stock represented by the JESTA units owned by "ex-employee-eligibles," "employee benefit trusts" and "employee-eligible-transferees" on New Journal's 2003 Employee Stock Purchase Plan. It is expected that the trustees will make their recommendation on or
before      days prior to the joint special meeting.

                                CAPITALIZATION

   The following table sets forth the consolidated capitalization as of March 23, 2003:

  . of Journal Communications on an actual basis, without giving effect to any adjustments resulting from the share exchange, the initial public offering, borrowings under our new debt facility or the tender offer;

  .   of New Journal on an as adjusted basis to reflect the share exchange, the
      initial public offering and $     million in borrowings under our new
      debt facility to repay $     million in outstanding borrowings under our
      existing debt facility; and

  . of New Journal on an as adjusted, pro forma basis to reflect the tender offer, assuming the use of all of the net proceeds from the initial
      public offering and $     million in additional borrowings under our new
      debt facility to fund the tender offer at a price per share equal to the public offering price per share of the class A common stock, which would
      result in the purchase of up to      million shares of class B common
      stock in the tender offer. Shares purchased in the tender offer are reflected as treasury stock in the table below. We anticipate that the price offered in the tender offer will be at or above the offering price of the class A shares in the initial public offering. However, we will determine the tender offer price, which may be at, above or below the market price of the class A common stock at the time of the tender offer. No decision will be made until the time the tender offer is launched, and even then, we could change the terms of the tender offer, including the price, prior to its completion. We cannot assure you that the tender offer will occur or that it will occur on the terms we describe in this joint proxy statement/prospectus.

   This table does not reflect the exercise by holders of Journal Communications common stock of dissenters' rights in connection with the share exchange. You should read this table together with our consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                 March 23, 2003
                                       -------------------------------------
                                                                As Adjusted
                                         Actual    As Adjusted   Pro Forma
                                       ---------   -----------  -----------
                                       (in thousands, except per share data)
      Cash and cash equivalents....... $   6,599
                                       =========
      Debt:
         Current debt................. $  75,870
         Long-term debt...............        --
                                       ---------
           Total debt.................    75,870
      Shareholders' equity:
         Common stock (units)(1)......     3,600
         Preferred stock, par value
          $0.01 per share; no
          shares authorized and no
          shares outstanding
          (actual); shares
          authorized (as adjusted
          and as adjusted pro
          forma); and no shares
          issued (as adjusted and
          as adjusted pro forma)......        --
         Class A common stock, par
          value $0.01 per share; no
          shares authorized and no
          shares outstanding
          (actual);    shares
          authorized (as adjusted
          and as adjusted pro
          forma); and    shares
          issued (as adjusted and
          as adjusted pro forma)......        --
         Class B common stock, par
          value $0.01 per share; no
          shares authorized and no
          shares outstanding
          (actual);(2)    shares
          authorized (as adjusted
          and as adjusted pro
          forma); and    shares
          issued (as adjusted and
          as adjusted pro forma)......        --
         Class C common stock, par
          value $0.01 per share; no
          shares authorized and no
          shares outstanding
          (actual);(3)    shares
          authorized (as adjusted
          and as adjusted pro
          forma); and    shares
          issued (as adjusted and
          as adjusted pro forma)......        --
         Retained earnings............   584,888
         Treasury stock, at cost;
          no shares (actual and as
          adjusted)    shares (as
          adjusted, pro forma)........        --
         Treasury units of
          beneficial interest, at
          cost........................  (108,417)
         Accumulated other
          comprehensive loss..........         2
                                       ---------
           Total shareholders'
             equity...................   480,073
                                       ---------
           Total capitalization....... $ 555,943
                                       =========

--------

(1) Common stock at March 23, 2003 consisted of Journal Communications common stock, par value $0.125, with 28,800,000 shares authorized and 28,800,000 shares outstanding. JESTA is the record owner of 25,920,000 of the shares of Journal Communications common stock, with each share represented by a unit of beneficial interest in JESTA. We have made a rescission offer to certain unitholders for a total of 318,517 of those units that were sold without compliance with certain state securities laws. The maximum aggregate amounts we would pay for units pursuant to this rescission offer is $11.2 million; however, we cannot estimate actual amounts because we cannot determine how many units will be offered by unitholders for purchase in the rescission offer. We expect the rescission offer will be completed prior to the closing of the initial public offering, and payments will be made for rescinded units within 15 days of completion of the rescission offer.


(2) Class B common stock includes restricted class B-1 (    authorized after
    the share exchange;     issued), and class B-2 (     authorized after the
    share exchange;     issued). We intend to declare a special dividend of
    $       , divided by the share exchange ratio, on each class B share outstanding immediately following the share exchange. The special dividend will be paid on those shares following the completion of the initial public offering.

(3) The shares of class C common stock listed as outstanding are held by the Grant family shareholders and subject to an agreement with us that we describe under "The Share Exchange--Agreement with the Grant Family Shareholders."

                            SELECTED FINANCIAL DATA

   The following table presents our selected consolidated historical financial data. The selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, including the notes thereto, not included in this joint proxy statement/prospectus. The selected consolidated financial data for the first quarters ended March 24, 2002 and March 23, 2003 are derived from our unaudited condensed consolidated financial statements, appearing elsewhere in this joint proxy statement/prospectus, which include all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for these interim periods. You should not consider results for the quarter ended March 23, 2003 to be indicative of results for the year ended December 31, 2003. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.


                                                      Year Ended December 31,             First Quarter Ended(3)
                                          ----------------------------------------------  ---------------------
                                                                                          March 24,   March 23,
                                          1998(1)   1999(2)    2000     2001      2002      2002        2003
                                          -------- --------  -------- --------  --------  ---------   ---------
                                                       (in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue........................ $731,033 $753,360  $819,232 $808,787  $801,376  $180,055    $174,467
Operating costs and expenses.............  636,858  642,806   710,041  724,683   687,303   159,575     155,215
                                          -------- --------  -------- --------  --------  --------    --------
Operating earnings(4)....................   94,175  110,554   109,191   84,104   114,073    20,480      19,252
Non-operating income (expense), net......    6,237    4,227       884    1,235       339       486        (414)
                                          -------- --------  -------- --------  --------  --------    --------
Earnings from continuing operations
  before income taxes and accounting
  change.................................  100,412  114,781   110,075   85,339   114,412    20,966      18,838
Income taxes.............................   41,998   44,537    44,162   35,860    49,418     8,714       7,536
                                          -------- --------  -------- --------  --------  --------    --------
Earnings from continuing operations
  before accounting change...............   58,414   70,244    65,913   49,479    64,994    12,252      11,302
Gain (loss) from discontinued operations,
  net of taxes...........................    2,294     (795)      471   (1,722)     (565)    1,595          --
Cumulative effect of accounting change,
  net of taxes...........................       --       --        --       --    (6,509)   (6,509)         --
                                          -------- --------  -------- --------  --------  --------    --------
Net earnings(4)(5)....................... $ 60,708 $ 69,449  $ 66,384 $ 47,757  $ 57,920  $  7,338    $ 11,302
                                          ======== ========  ======== ========  ========  ========    ========
Weighted average shares outstanding--
  basic and diluted......................   28,124   27,393    27,101   28,084    26,430    26,775      25,916
                                          ======== ========  ======== ========  ========  ========    ========
Basic and Diluted Earnings Per Share
  Amounts
Continuing operations before accounting
  change................................. $   2.08 $   2.56  $   2.43 $   1.76  $   2.46  $   0.46    $   0.44
Discontinued operations, net of taxes....     0.08    (0.02)     0.02    (0.06)    (0.02)     0.06          --
Cumulative effect of accounting change,
  net of taxes...........................       --       --        --       --     (0.25)    (0.25)         --
                                          -------- --------  -------- --------  --------  --------    --------
Net earnings(4)(5)....................... $   2.16 $   2.54  $   2.45 $   1.70  $   2.19  $   0.27    $   0.44
                                          ======== ========  ======== ========  ========  ========    ========
Cash dividends........................... $   1.10 $   1.14  $   1.35 $   1.35  $   1.20  $   0.30    $   0.30
                                          ======== ========  ======== ========  ========  ========    ========

                                                   Year Ended December 31,               First Quarter Ended(3)
                                     --------------------------------------------------  ---------------------
                                                                                         March 24,   March 23,
                                      1998(1)   1999(2)     2000       2001      2002      2002        2003
                                     --------  ---------  --------  ---------  --------  ---------   ---------
                                                    (in thousands, except per share amounts)
Segment Data
Operating revenue:
   Publishing....................... $344,565  $ 347,137  $345,321  $ 320,615  $311,138  $ 69,517    $ 68,337
   Broadcasting.....................  115,113    130,857   149,886    134,801   152,749    30,680      29,462
   Telecommunications...............   81,875    101,428   126,586    151,992   148,674    34,905      33,750
   Printing services................  107,564     91,663   107,334    114,612    97,841    25,028      21,025
   Other............................   81,916     82,275    90,105     86,767    90,974    19,925      21,893
                                     --------  ---------  --------  ---------  --------  --------    --------
       Total operating revenue...... $731,033  $ 753,360  $819,232  $ 808,787  $801,376  $180,055    $174,467
                                     ========  =========  ========  =========  ========  ========    ========
Operating earnings (loss):(4)
   Publishing....................... $ 48,196  $  48,670  $ 39,265  $  24,898  $ 30,315  $  5,235    $  3,582
   Broadcasting.....................   34,015     27,817    30,435     15,453    33,384     4,703       3,406
   Telecommunications...............   24,092     32,474    40,114     48,007    40,956    10,316       9,212
   Printing services................  (13,450)     2,621     3,336       (756)    2,131       750       1,122
   Other............................    1,322     (1,028)   (3,959)    (3,498)    7,287      (524)      1,930
                                     --------  ---------  --------  ---------  --------  --------    --------
       Total operating earnings..... $ 94,175  $ 110,554  $109,191  $  84,104  $114,073  $ 20,480    $ 19,252
                                     ========  =========  ========  =========  ========  ========    ========
Other Financial Data:
Depreciation(5)..................... $ 33,549  $  36,657  $ 38,710  $  40,882  $ 44,726  $  9,977    $ 10,433
Amortization(5)..................... $  8,618  $   8,940  $ 11,408  $  10,814  $  1,909  $    352    $    396
EBITDA(5)........................... $136,342  $ 156,151  $159,309  $ 135,800  $160,708  $ 30,809    $ 30,081
Capital expenditures................ $ 44,821  $  68,529  $ 96,758  $  90,172  $ 53,169  $ 16,323    $ 16,784
Cash dividends...................... $ 31,057  $  31,286  $ 36,765  $  37,866  $ 31,597  $  7,942    $  7,775

Cash Flow Data:
Net cash provided by (used for):
   Operating activities............. $106,181  $ 117,481  $133,123  $ 118,411  $ 86,060  $ 24,530    $ 37,579
   Investing activities............. $(63,412) $(199,893) $(94,030) $(108,144) $(51,409) $(16,257)   $(16,755)
   Financing activities............. $(25,371) $ (38,798) $(33,035) $ (11,918) $(31,714) $ (9,004)   $(22,680)

                                                     As of December 31,                         As of
                                     --------------------------------------------------  ---------------------
                                                                                         March 24,   March 23,
                                      1998(1)   1999(2)     2000       2001      2002      2002        2003
                                     --------  ---------  --------  ---------  --------  ---------   ---------
                                                                 (in thousands)
Balance Sheet Data:
Property and equipment, net......... $175,602  $ 214,615  $271,293  $ 320,436  $324,405  $326,784    $330,661
Intangible assets, net.............. $119,588  $ 258,876  $253,239  $ 261,346  $249,605  $252,456    $249,209
Total assets........................ $583,684  $ 638,506  $687,035  $ 730,778  $744,752  $715,531    $740,838
Total debt.......................... $     --  $  12,115  $     --  $   4,420  $ 90,775  $ 69,395    $ 75,870
Shareholders' equity................ $447,484  $ 465,697  $508,519  $ 532,880  $476,544  $466,487    $480,073

--------
(1) Includes Omaha, Nebraska radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM (renamed KHLP-AM) from January 1; Knoxville, Tennessee radio stations WQBB-FM (renamed WQIX-FM, WBON-FM) and WQBB-AM from April 20; Oracle, Arizona radio station KLQB-FM (renamed KIXD-FM, KGMG-FM) from June 9; and Caldwell, Idaho radio stations KCID-AM and KCID-FM (renamed KTHI-FM), Payette, Idaho radio station KQXR-FM, Boise, Idaho radio stations KGEM-AM and KJOT-FM and Ontario, Oregon radio stations KSRV-AM and KSRV-FM from July 1. We sold KSRV-AM and KSRV-FM in April 2000.
(2) Includes Wichita, Kansas ratio stations KFDI-AM, KFDI-FM and KICT-FM; Arkansas City, Kansas radio station KYQQ-FM; Augusta, Kansas radio station KLLS-FM (renamed KFXJ-FM); Springfield, Missouri radio stations KTTS-FM and KTTS-AM (renamed KTTF-AM, KSGF-AM); Sparta, Missouri radio station KLTQ-FM (renamed KMXH-FM, KSPW-FM); Tulsa, Oklahoma radio stations KVOO-FM and KVOO-AM (renamed KFAQ-AM); Henryetta, Oklahoma radio station KCKI-FM (renamed KXBL-FM); and Omaha, Nebraska radio stations WOW-FM (renamed KMXM-FM, KQCH-FM) and WOW-AM (renamed KOMJ-AM) from June 14; and Palm Springs, California television station KMIR-TV from August 1.

(3) We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

(4) Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to net earnings when their carrying amounts exceed their estimated fair values. Adjusted net earnings and earnings per share are presented below, assuming this accounting change is applied retroactively as of January 1, 1998. The adjustment represents amortization expense for indefinite-lived intangible assets in 1998 through 2001.



                                                Year Ended December 31,         First Quarter Ended
                                        --------------------------------------- -------------------
                                                                                March 24, March 23,
                                        1998(1) 1999(2)  2000    2001    2002     2002      2003
                                        ------- ------- ------- ------- ------- --------- ---------
                                                 (in thousands, except per share amounts)
Net earnings........................... $60,708 $69,449 $66,384 $47,757 $57,920  $7,338    $11,302
Adjustment.............................   1,985   3,916   5,523   5,530      --      --         --
                                        ------- ------- ------- ------- -------  ------    -------
Adjusted net earnings.................. $62,693 $73,365 $71,907 $53,287 $57,920  $7,338    $11,302
                                        ======= ======= ======= ======= =======  ======    =======
Adjusted basic and diluted earnings per
  share................................ $  2.23 $  2.68 $  2.65 $  1.90 $  2.19  $ 0.27    $  0.44
                                        ======= ======= ======= ======= =======  ======    =======





(5) We define EBITDA as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


   The following table presents a reconciliation of our consolidated operating earnings to our consolidated EBITDA:


                                              Year Ended December 31,              First Quarter Ended
                                 ------------------------------------------------  -------------------
                                                                                   March 24, March 23,
                                   1998      1999      2000      2001      2002      2002      2003
                                 --------  --------  --------  --------  --------  --------- ---------
                                                            (in thousands)
Net earnings.................... $ 60,708  $ 69,449  $ 66,384  $ 47,757  $ 57,920   $ 7,338   $11,302
Total other (income) and expense   (6,237)   (4,227)     (884)   (1,235)     (339)     (486)      414
Provision for income taxes......   41,998    44,537    44,162    35,860    49,418     8,714     7,536
(Gain) loss from discontinued
  operations, net...............   (2,294)      795      (471)    1,722       565    (1,595)       --
Cumulative effect of accounting
  change, net...................       --        --        --        --     6,509     6,509        --
Depreciation....................   33,549    36,657    38,710    40,882    44,726     9,977    10,433
Amortization....................    8,618     8,940    11,408    10,814     1,909       352       396
                                 --------  --------  --------  --------  --------   -------   -------
EBITDA.......................... $136,342  $156,151  $159,309  $135,800  $160,708   $30,809   $30,081
                                 ========  ========  ========  ========  ========   =======   =======

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with our unaudited consolidated financial statements for the quarters ended March 24, 2002 and March 23, 2003, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus, and our audited consolidated financial statements for the three years ended December 31, 2002, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

   Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. We previously reported eight business segments, which included our corporate operations and the operations of each one of our wholly-owned subsidiaries. In order to better reflect our operations as a diversified media and communications company, and to reflect certain changes in the way our management receives internal financial information, we determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate previously reported segments and identify new segments by type of business rather than by names of individual operating entities. As a result, we changed our reportable business segments in 2002 to the following: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment consists of wholesale and business-to-business telecommunications services provided through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business. Also included in other are corporate expenses and eliminations.

Acquisition and Sale

   On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was approximately $22.1 million.

   On March 2, 2001, we sold certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

Results of Operations

  First Quarter Ended March 23, 2003 compared to First Quarter Ended March 24, 2002

  Consolidated

   Our consolidated operating revenue in the first quarter of 2003 was $174.5 million, a decrease of $5.6 million, or 3.1%, compared to $180.1 million in the first quarter of 2002. Our consolidated operating costs and expenses in the first quarter of 2003 were $102.6 million, a decrease of $1.2 million, or 1.2%, compared to $103.8 million in the first quarter of 2002. Our consolidated selling and administrative expenses in the first quarter of 2003 were $52.6 million, a decrease of $3.2 million, or 5.5%, compared to $55.8 million in the first quarter of 2002.

   The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for the first quarter of 2002 and 2003:

                                                                         Percent of Total         Percent of Total
                                                                   2002  Operating Revenue  2003  Operating Revenue
                                                                  ------ ----------------- ------ -----------------
                                                                                (dollars in millions)
Operating revenue:
Publishing....................................................... $ 69.5        38.6%      $ 68.3        39.1%
Broadcasting.....................................................   30.7        17.0         29.5        16.9
Telecommunications...............................................   34.9        19.4         33.8        19.4
Printing services................................................   25.0        13.9         21.0        12.0
Other............................................................   20.0        11.1         21.9        12.6
                                                                  ------       -----       ------       -----
   Total operating revenue....................................... $180.1       100.0%      $174.5       100.0%
Total operating costs and expenses............................... $103.8        57.6%      $102.6        58.8%
Selling and administrative expenses..............................   55.8        31.0         52.6        30.1
                                                                  ------       -----       ------       -----
Total operating costs and expenses and selling and administrative
  expenses.......................................................  159.6        88.6        155.2        88.9
                                                                  ------       -----       ------       -----
   Total operating earnings...................................... $ 20.5        11.4%      $ 19.3        11.1%
                                                                  ======       =====       ======       =====

   The decrease in total operating revenue was primarily due to Olympic, political and issue advertising in our television broadcasting business in the first quarter of 2002, a reduction in revenue from our largest customer in our printing services business, service disconnections in our wholesale telecommunications business and the decrease in circulation revenue and classified advertising in our publishing businesses. These decreases were partially offset by increases in our label printing business and our commercial telecommunications business.

   The decrease in total operating costs and expenses was primarily due to the closure of our CD-ROM mastering and replication operations of our printing services business. The decrease in selling and administrative expenses was primarily due to the decrease in administrative payroll and benefits expense resulting from our cost control initiatives.

   Our consolidated operating earnings in the first quarter of 2003 were $19.3 million, a decrease of $1.2 million, or 6.0%, compared to $20.5 million in the first quarter of 2002. The following table presents our operating earnings by segment for the first quarter of 2002 and 2003:

                                          Percent of       Percent of
                                            Total            Total
                                          Operating        Operating
                                    2002   Earnings  2003   Earnings
                                   -----  ---------- ----- ----------
                                         (dollars in millions)
          Publishing.............. $ 5.2     25.4%   $ 3.6    18.7%
          Broadcasting............   4.7     22.9      3.4    17.6
          Telecommunications......  10.3     50.2      9.2    47.7
          Printing services.......   0.8      3.9      1.1     5.7
          Other...................  (0.5)    (2.4)     2.0    10.3
                                   -----    -----    -----   -----
          Total operating earnings $20.5    100.0%   $19.3   100.0%
                                   =====    =====    =====   =====

   The decrease in total operating earnings was primarily due to the $5.6 million decrease in operating revenue, the additional costs related to the daily newspaper's new production facility and the decrease in the profit margin on operating revenue on telecommunications services due to service disconnections and price reductions during 2002, partially offset by decreases in operating costs and expenses and selling and administrative expenses resulting from our cost control initiatives.


   Our consolidated EBITDA in the first quarter of 2003 was $30.1 million, a decrease of $0.7 million, or 2.4%, compared to $30.8 million in the first quarter of 2002. EBITDA is defined as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


   The following table presents a reconciliation of our net earnings to EBITDA for the first quarter of 2002 and 2003:



                                                     First Quarter Ended
                                                     -------------------
                                                     March 24, March 23,
                                                       2002      2003
                                                     --------- ---------
                                                        (in millions)
       Net earnings.................................   $ 7.3     $11.3
       Total other (income) and expense.............    (0.5)      0.4
       Provision for income taxes...................     8.7       7.6
       (Gain) loss from discontinued operations, net    (1.6)       --
       Cumulative effect of accounting change, net..     6.5        --
       Depreciation.................................    10.0      10.4
       Amortization.................................     0.4       0.4
                                                       -----     -----
       EBITDA.......................................   $30.8     $30.1
                                                       =====     =====




   The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting and telecommunications reportable segments partially offset by an increase in operating earnings in our other reportable segment.

  Publishing


   Operating revenue from publishing in the first quarter of 2003 was $68.3 million, a decrease of $1.2 million, or 1.7%, compared to $69.5 million in the first quarter of 2002. Operating earnings from publishing were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002.



   The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for the first quarter of 2002 and 2003:


                                     2002                       2003
                          -------------------------- --------------------------
                                    Community                  Community
                            Daily   Newspapers         Daily   Newspapers
                          Newspaper & Shoppers Total Newspaper & Shoppers Total
                          --------- ---------- ----- --------- ---------- -----
                                              (in millions)
Operating revenue........   $48.0     $21.5    $69.5   $47.9     $20.4    $68.3
                            =====     =====    =====   =====     =====    =====
Operating earnings (loss)   $ 5.6     $(0.4)   $ 5.2   $ 4.2     $(0.6)   $ 3.6
                            =====     =====    =====   =====     =====    =====



   The following table presents our publishing operating revenue by category for the first quarter of 2002 and 2003:

                                         2002                       2003
                              -------------------------- --------------------------
                                        Community                  Community
                                Daily   Newspapers         Daily   Newspapers
                              Newspaper & Shoppers Total Newspaper & Shoppers Total
                              --------- ---------- ----- --------- ---------- -----
                                                  (in millions)
Advertising revenue:
   Retail....................   $15.7     $11.9    $27.6   $16.4     $11.6    $28.0
   Classified................    13.8       2.0     15.8    13.6       1.5     15.1
   General...................     2.4        --      2.4     2.5        --      2.5
   Other.....................     3.8       0.2      4.0     3.9       0.4      4.3
                                -----     -----    -----   -----     -----    -----
   Total advertising revenue.    35.7      14.1     49.8    36.4      13.5     49.9
Circulation revenue..........    10.5       0.8     11.3     9.7       0.7     10.4
Other revenue................     1.8       6.6      8.4     1.8       6.2      8.0
                                -----     -----    -----   -----     -----    -----
Total operating revenue......   $48.0     $21.5    $69.5   $47.9     $20.4    $68.3
                                =====     =====    =====   =====     =====    =====

   Advertising revenue in the first quarter of 2003 accounted for 73.1% of total publishing revenue compared to 71.7% in the first quarter of 2002. Retail advertising revenue in the first quarter of 2003 was $28.0 million, an increase of $0.4 million, or 1.4%, compared to $27.6 million in the first quarter of 2002. The increase is comprised of a $0.9 million increase in daily newspaper retail preprints partially offset by a $0.3 million decrease in community newspaper retail advertising and a $0.2 million decrease in daily newspaper retail ROP (run-of-press) advertisements. The shift toward retail preprints of certain major local advertisers has continued in 2003.

   Classified advertising revenue in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. At the daily newspaper, decreases in employment advertising of $0.4 million and automotive advertising of $0.4 million were partially offset by increases in general advertising of $0.5 million and real estate advertising of $0.1 million. The decrease in employment advertising, which accounted for almost 40.1% of total classified advertising in the first quarter of 2003, represented a 7.3% decrease from the first quarter of 2002. We believe the decrease in employment and automotive advertising resulted primarily from continuing economic weakness and uncertainty.

   General advertising revenue in the first quarter of 2003 was $2.5 million, an increase of $0.1 million, or 4.2%, compared to $2.4 million in the first quarter of 2002. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

   The following table presents the advertising linage of our daily newspaper by category for the first quarter of 2002 and 2003:

                                                 2002   2003   Change
                                                 -----  -----  ------
                                                 (inches in thousands)
            Advertising linage (in inches):
               Retail........................... 155.5  148.2   -4.7%
               Classified....................... 196.4  186.7   -4.9%
               General..........................  10.7   11.2   +4.7%
                                                 -----  -----
            Total advertising linage (in inches) 362.6  346.1   -4.6%
                                                 =====  =====
            Preprint pieces (in millions)....... 182.7  190.2   +4.1%
                                                 =====  =====

   Total advertising linage in the first quarter of 2003 decreased 4.6% compared to the first quarter of 2002. The decrease was largely due to a 4.9% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 4.7% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 4.1% primarily as a result of the shift to preprint advertising from certain major local retail customers.

   The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for the first quarter of 2002 and 2003:

                                              2002    2003   Change
                                             ------- ------- ------
             Full pages of advertising:
                Community newspapers........  19,834  19,174  -3.3%
                Shoppers....................  22,752  20,406 -10.3%
                                             ------- -------
             Total full pages of advertising  42,586  39,580  -7.1%
                                             ======= =======
             Revenue per page............... $304.87 $311.51  +2.2%
                                             ======= =======

   Total pages of full page advertising in the first quarter of 2003 decreased 7.1% compared to the first quarter of 2002. The decrease was largely due to a 10.3% decrease in advertising in shoppers and a 3.3% decrease in advertising in community newspapers. Revenue per page increased 2.2% due to rate increases.

   Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, niche publications and event marketing, in the first quarter of 2003 was $4.3 million, an increase of $0.3 million, or 7.5%, compared to $4.0 million in the first quarter of 2002. The increase was largely due to increased online classified advertising and event marketing.

   Circulation revenue in the first quarter of 2003 accounted for 15.2% of total publishing revenue compared to 16.3% in the first quarter of 2002. Circulation revenue in the first quarter of 2003 was $10.4 million, a decrease of $0.9 million, or 8.0%, compared to $11.3 million in the first quarter of 2002. The decrease in circulation revenue is mainly attributed to an increase in circulation reduced rate offerings at the daily newspaper. Average net paid circulation for the Milwaukee Journal Sentinel's weekday edition increased 5.3% in the first quarter of 2003 compared to the first quarter of 2002. Average net paid circulation for Milwaukee Journal Sentinel's Sunday edition increased 0.8% in the first quarter of 2003 compared to the first quarter of 2002. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts. Average paid circulation for our community newspapers decreased 0.8% in the first quarter of 2003 compared to the first quarter of 2002.

   Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in the first quarter of 2003 accounted for 11.7% of total publishing revenue compared to 12.1% in the first quarter of 2002. Other revenue in the first quarter of 2003 was $8.0 million, a decrease of $0.4 million, or 4.8%, compared to $8.4 million in the first quarter of 2002. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

   Publishing operating earnings in the first quarter of 2003 were $3.6 million, a decrease of $1.6 million, or 31.6%, compared to $5.2 million in the first quarter of 2002. Contributing to the decrease was $3.9 million in additional net costs related to the daily newspaper's new production facility in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002.

   As of March 30, 2003, all production and distribution of the daily newspaper have been transitioned to the new production facility. Although the facility is operational, many final adjustments to the equipment have not yet been made and our operators are still learning how to effectively utilize the features of the new equipment. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties. We do not expect to achieve full benefit from the operating efficiencies of the new production facility before at least the end of the year.

   The threatened outbreak of hostilities in Iraq in March 2003 and the war itself have resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

  Broadcasting


   Operating revenue from broadcasting in the first quarter of 2003 was $29.5 million, a decrease of $1.2 million, or 4.0%, compared to $30.7 million in the first quarter of 2002. Operating earnings from broadcasting in the first quarter of 2003 were $3.4 million, a decrease of $1.3 million, or 27.6%, compared to $4.7 million in the first quarter of 2002.



   The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for the first quarter of 2002 and 2003:


                                    2002                   2003
                           ---------------------- ----------------------
                           Radio Television Total Radio Television Total
                           ----- ---------- ----- ----- ---------- -----
                                           (in millions)
        Operating revenue. $14.9   $15.8    $30.7 $14.4   $15.1    $29.5
                           =====   =====    ===== =====   =====    =====
        Operating earnings $ 1.6   $ 3.1    $ 4.7 $ 1.7   $ 1.7    $ 3.4
                           =====   =====    ===== =====   =====    =====



   Operating revenue from our radio stations in the first quarter of 2003 was $14.4 million, a decrease of $0.5 million, or 3.4%, compared to $14.9 million in the first quarter of 2002. The decrease was primarily attributed to a $0.5 million decrease in local advertising revenue and a $0.3 million decrease from other advertising revenue, offset by a $0.3 million increase in national advertising revenue across most markets.

   Operating earnings from our radio stations in the first quarter of 2003 were $1.7 million, an increase of $0.1 million, or 6.3%, compared to $1.6 million in the first quarter of 2002. The increase was primarily attributed to a decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

   Operating revenue from our television stations in the first quarter of 2003 was $15.1 million, a decrease of $0.7 million, or 4.4%, compared to $15.8 million in the first quarter of 2002. The decrease was primarily attributed to a $2.7 million decrease in Olympic, political and issue advertising revenue partially offset by a $1.5 million increase in local advertising revenue and a $0.5 million increase in national advertising revenue.

   Operating earnings from our television stations in the first quarter of 2003 were $1.7 million, a decrease of $1.4 million, or 45.2%, compared to $3.1 million in the first quarter of 2002. The decrease was primarily attributed to the $0.7 million decrease in revenue and increases in depreciation, syndicated programming costs, selling and technology expenses at certain television stations.

   The threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a $0.3 million negative impact on our broadcasting revenue due to reduced spending levels by some advertisers. There was hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks, our local news products and syndicated and local programming during their coverage of the war.

  Telecommunications


   Operating revenue from telecommunications in the first quarter of 2003 was $33.8 million, a decrease of $1.1 million, or 3.3%, compared to $34.9 million in the first quarter of 2002. Operating earnings from telecommunications in the first quarter of 2003 were $9.2 million, a decrease of $1.1 million, or 10.7%, compared to $10.3 million in the first quarter of 2002.



   Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in the first quarter of 2003 was $21.4 million, a decrease of $1.9 million, or 8.2%, compared to $23.3 million in the first quarter of 2002. Due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service. We believe this is primarily the result of financially weaker customers going out of business, along with current customers eliminating excess network capacity and thus minimizing their costs. While we are not always able to determine the specific reason a customer may disconnect service, we believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers' "end-user" customer base. Monthly recurring revenue from wholesale services at the end of the first quarter of 2003 was $7.4 million compared to $7.5 million at the beginning of 2003 and $8.0 million at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.1 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.


   Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in the first quarter of 2003 was $12.4 million, an increase of $0.8 million, or 6.9%, compared to $11.6 million in the first quarter of 2002. The increase was attributed to an increase in long distance services and the addition of new customers and service offerings. Monthly recurring revenue from commercial advanced data services at the end of the first quarter of 2003 of $3.1 million compared to $3.0 million at the beginning of 2003 and at the end of the first quarter of 2002. During the first quarter of 2003, new customers and new circuit connections of $0.2 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

   The decrease in operating earnings from telecommunications was primarily attributed to service disconnections and the decrease in profit margins on services provided due to price reductions in 2002. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings during 2003.

   WorldCom and Global Crossing together accounted for 27.7% and 29.9% of our telecommunications revenue in the first quarter of 2003 and 2002, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

   We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

  Printing Services


   Operating revenue from printing services in the first quarter of 2003 was $21.0 million, a decrease of $4.0 million, or 16.0%, compared to $25.0 million in the first quarter of 2002. Operating earnings from printing services in the first quarter of 2003 were $1.1 million, an increase of $0.3 million, or 49.6%, compared to $0.8 million in the first quarter of 2002.


   The decrease in printing services operating revenue was primarily attributed to the reduction in revenue from our largest customer due to a change in their business, the closure of our Ireland operations in early 2002 and the elimination of our assembly and fulfillment operations in the fall of 2002 from our CD-ROM mastering and replications operation. Our entire CD-ROM operation was closed in February 2003.

   The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These increases were partially offset by the decrease in revenue and $0.3 million in closure costs related to the CD-ROM mastering and replications operations.

   A large computer hardware OEM (original equipment manufacturer) accounted for 28.4% and 34.4% of our printing services revenue in the first quarter of 2003 and 2002, respectively. The loss of this business could have a material adverse effect on our results of operations.

  Other


   Other operating revenue in the first quarter of 2003 was $21.9 million, an increase of $1.9 million, or 9.9%, compared to $20.0 million in the first quarter of 2002. Other operating earnings in the first quarter of 2003 were $2.0 million, an increase of $2.5 million compared to losses of $0.5 million in the first quarter of 2002.



   The following table presents our other operating revenue and operating earnings by business for the first quarter of 2002 and 2003:


                                           2002                                  2003
                          -------------------------------------  -------------------------------------
                                    Direct    Corporate                    Direct    Corporate
                           Label   Marketing     and              Label   Marketing     and
                          Printing Services  Eliminations Total  Printing Services  Eliminations Total
                          -------- --------- ------------ -----  -------- --------- ------------ -----
                                                         (in millions)
Operating revenue........  $12.1     $ 8.7      $(0.8)    $20.0   $13.7     $8.9       $(0.7)    $21.9
                           =====     =====      =====     =====   =====     ====       =====     =====
Operating earnings (loss)  $(0.2)    $(1.0)     $ 0.7     $(0.5)  $ 0.3     $0.4       $ 1.3     $ 2.0
                           =====     =====      =====     =====   =====     ====       =====     =====



   The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation in new products for our consumer goods and beverage customers and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $4.6 million and $4.8 million of postage amounts billed to customers in the first quarter of 2003 and 2002, respectively.

   The increase in other operating earnings was primarily attributed to the $1.3 million loss on impairment of a customer list recorded in the first quarter of 2002 at our direct marketing services business, the increase in operating revenue from our label printing and direct marketing services businesses and the decrease in operating costs and expenses resulting from our cost control initiatives.

   SAB/Miller Brewing Company accounted for 43.6% and 54.7% of our label printing business' revenue in the first quarter of 2003 and 2002, respectively. In 2003, our label printing business was in the third year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

  Non Operating Income and Taxes from Continuing Operations

   Interest income and dividends in the first quarter of 2003 were $0.1 million, a decrease of $0.5 million, or 87.8%, compared to $0.6 million in the first quarter of 2002. The decrease was primarily attributed to the decrease in cash and cash equivalents and interest income received in the first quarter of 2002 from refunds of state income taxes. Interest expense in the first quarter of 2003 was $0.5 million compared to $0.1 million in the first quarter of 2002. Gross interest expense from borrowings under our credit agreement in the first quarter of 2003 was $0.5 million compared to $0.3 million in the first quarter of 2002. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in the first quarter of 2003 was $0.1 million compared to $0.2 million in the first quarter of 2002.

   The effective tax rate on continuing operations was 40.0% in the first quarter of 2003 compared to 41.4% in the first quarter of 2002. The difference between the statutory federal tax rate and the effective tax rate in the first quarter of 2002 was primarily the result of non deductible expenses related to litigation that was settled in 2002.

  Discontinued Operations

   In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

   On April 29, 2002, the board of directors of our French printing services subsidiary, approved a resolution to proceed through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

   The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, the first quarter of 2002 has been restated to reflect this treatment.

   Net revenue from discontinued operations in the first quarter of 2002 was $1.6 million. Net assets of discontinued operations at March 23, 2003 and December 31, 2002 were zero. Income from discontinued operations in the first quarter of 2002 was $1.6 million. Applicable income tax benefits were $2.7 million in the first quarter of 2002.

  Cumulative Effect of Accounting Change


   Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.


  2002 compared to 2001

  Consolidated

   Our consolidated operating revenue in 2002 was $801.4 million, a decrease of $7.4 million, or 0.9%, compared to $808.8 million in 2001. Our consolidated operating costs and expenses in 2002 were $447.6 million, a decrease of $16.1 million, or 3.5%, compared to $463.7 million in 2001. Our consolidated selling and administrative expenses in 2002 were $239.7 million, a decrease of $21.3 million, or 8.2%, compared to $261.0 million in 2001.

   The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2001 and 2002:

                                                                                  Percent of        Percent of
                                                                                    Total             Total
                                                                                  Operating         Operating
                                                                            2001   Revenue    2002   Revenue
                                                                           ------ ---------- ------ ----------
                                                                                  (dollars in millions)
Operating revenue:
Publishing................................................................ $320.6    39.6%   $311.1    38.8%
Broadcasting..............................................................  134.8    16.7     152.8    19.1
Telecommunications........................................................  152.0    18.8     148.7    18.6
Printing services.........................................................  114.6    14.2      97.8    12.2
Other.....................................................................   86.8    10.7      91.0    11.3
                                                                           ------   -----    ------   -----
   Total operating revenue................................................  808.8   100.0     801.4   100.0
Total operating costs and expenses........................................  463.7    57.3     447.6    55.9
Selling and administrative expenses.......................................  261.0    32.3     239.7    29.9
                                                                           ------   -----    ------   -----
Total operating costs and expenses and selling and administrative expenses  724.7    89.6     687.9    85.8
                                                                           ------   -----    ------   -----
   Total operating earnings............................................... $ 84.1    10.4%   $114.1    14.2%
                                                                           ======   =====    ======   =====

   The decrease in total operating revenue was primarily due to the decrease in classified advertising in our publishing businesses, service disconnections and price reductions in our telecommunications business and the consolidation of our U. S. printing services operations and the continued slowdown in our publication printing services business. These decreases were partially offset by increases in Olympic, political and issue advertising in our television broadcasting business. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

   The decrease in total operating costs and expenses and selling and administrative expenses was primarily due to the decrease in the total cost of newsprint, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the decrease in operating costs and expenses resulting from our cost control initiatives.

   Our consolidated operating earnings in 2002 were $114.1 million, an increase of $30.0 million, or 35.6%, compared to $84.1 million in 2001. The following table presents our operating earnings by segment for 2001 and 2002:

                                            Percent of        Percent of
                                              Total             Total
                                            Operating         Operating
                                      2001   Revenue    2002   Revenue
                                     -----  ---------- ------ ----------
                                            (dollars in millions)
        Publishing.................. $24.9     29.6%   $ 30.3    26.6%
        Broadcasting................  15.5     18.4      33.4    29.3
        Telecommunications..........  48.0     57.1      41.0    35.9
        Printing services...........  (0.8)    (0.9)      2.1     1.8
        Other.......................  (3.5)    (4.2)      7.3     6.4
                                     -----    -----    ------   -----
           Total operating earnings. $84.1    100.0%   $114.1   100.0%
                                     =====    =====    ======   =====

   The increase in total operating earnings was primarily due to the decrease in the total cost of newsprint, the increase in Olympic, political and issue advertising, the decrease in operating costs and expenses resulting from cost control initiatives, workforce reductions and the closure or transition of certain business units, the discontinuation of goodwill, broadcast license and network affiliation agreement amortization expense and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks offset by the decrease in the profit margin on telecommunication services. Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets," and, accordingly, we ceased amortizing goodwill, broadcast licenses and network affiliation agreements. If Statement No. 142 had been adopted effective January 1, 2001, our total operating earnings would have been $92.1 million.


   Our consolidated EBITDA in 2002 was $160.7 million, an increase of $24.9 million, or 18.3%, compared to $135.8 million in 2001. EBITDA is defined as net earnings plus total other income and expense, provision for income taxes, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors' ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA to measure our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.


   The following table presents a reconciliation of our net earnings to EBITDA for 2001 and 2002:



                                                         Year Ended
                                                        December 31,
                                                       --------------
                                                        2001    2002
                                                       ------  ------
                                                        (in millions)
         Net earnings................................. $ 47.8  $ 57.9
         Total other (income) and expense.............   (1.3)   (0.3)
         Provision for income taxes...................   35.9    49.4
         (Gain) loss from discontinued operations, net    1.7     0.6
         Cumulative effect of accounting change, net..     --     6.5
         Depreciation.................................   40.9    44.7
         Amortization.................................   10.8     1.9
                                                       ------  ------
         EBITDA....................................... $135.8  $160.7
                                                       ======  ======


   The increase in total EBITDA was primarily due to increases in operating earnings in our publishing, broadcasting, printing services and other reportable segments offset by a decrease in our telecommunications segment.

  Publishing


   Operating revenue from publishing in 2002 was $311.1 million, a decrease of $9.5 million, or 3.0%, compared to $320.6 million in 2001. Operating earnings from publishing were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001.



   The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for 2001 and 2002:


                                 2001                        2002
                      --------------------------- ---------------------------
                                Community                   Community
                        Daily   Newspapers          Daily   Newspapers
                      Newspaper & Shoppers Total  Newspaper & Shoppers Total
                      --------- ---------- ------ --------- ---------- ------
                                           (in millions)
   Operating revenue.  $218.8     $101.8   $320.6  $212.9     $98.2    $311.1
                       ======     ======   ======  ======     =====    ======
   Operating earnings  $ 23.3     $  1.6   $ 24.9  $ 28.7     $ 1.6    $ 30.3
                       ======     ======   ======  ======     =====    ======



   The following table presents our publishing operating revenue by category for 2001 and 2002:

                                     2001                        2002
                          --------------------------- ---------------------------
                                    Community                   Community
                            Daily   Newspapers          Daily   Newspapers
                          Newspaper & Shoppers Total  Newspaper & Shoppers Total
                          --------- ---------- ------ --------- ---------- ------
                                               (in millions)
Advertising revenue:
   Retail................  $ 74.6     $ 55.7   $130.3  $ 75.5     $56.9    $132.4
   Classified............    67.9       10.9     78.8    62.4       9.8      72.2
   General...............     9.7         --      9.7    10.1        --      10.1
   Other.................    14.1        1.4     15.5    15.9       1.5      17.4
                           ------     ------   ------  ------     -----    ------
Total advertising revenue   166.3       68.0    243.3   163.9      68.2     232.1
Circulation revenue......    48.1        3.3     51.4    45.3       3.2      48.5
Other revenue............     4.4       30.5     34.9     3.7      26.8      30.5
                           ------     ------   ------  ------     -----    ------
Total operating revenue..  $218.8     $101.8   $320.6  $212.9     $98.2    $311.1
                           ======     ======   ======  ======     =====    ======

   Advertising revenue in 2002 accounted for 74.6% of total publishing revenue compared to 73.1% in 2001. Retail advertising revenue in 2002 was $132.4 million, an increase of $2.1 million, or 1.6%, compared to $130.3 million in 2001. The increase is comprised of a $3.0 million increase in daily newspaper retail preprints and a $1.2 million increase in community newspaper retail advertising and inserts, in part due to rate increases, offset by a $2.1 million decrease in daily newspaper retail ROP (run-of-press) advertisements. We believe the shift toward retail preprints in 2002 was due in part to changes in marketing strategies of certain major national retail advertisers. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

   Classified advertising revenue in 2002 was $72.2 million, a decrease of $6.6 million, or 8.4%, compared to $78.8 million in 2001. At the daily newspaper, decreases in employment advertising of $8.6 million and real estate advertising of $0.1 million were partially offset by increases in automotive advertising of $2.8 million and general advertising of $0.4 million. The decrease in employment advertising, which accounted for almost 37.5% of total classified advertising in 2002, represented a 27.0% decrease from 2001. We believe the decrease in employment advertising resulted primarily from continuing economic uncertainty; however, with each quarter in 2002 compared to 2001, the decrease in total classified advertising has reduced. The increase in automotive advertising is primarily attributed to auto manufacturers promoting 0% financing programs.

   General advertising revenue in 2002 was $10.1 million, an increase of $0.4 million, or 4.1%, compared to $9.7 million in 2001. The increase was primarily attributable to an increase in general ROP advertising mainly from our telecommunications customers.

   The following table presents the advertising linage of our daily newspaper by category for 2001 and 2002:

                                                2001    2002   Change
                                               ------- ------- ------
                                               (inches in thousands)
          Advertising linage (in inches):
             Retail...........................   812.0   773.6  -4.7%
             Classified.......................   970.6   922.4  -5.0%
             General..........................    51.1    52.7  +3.1%
                                               ------- -------
          Total advertising linage (in inches) 1,833.7 1,748.7  -4.7%
                                               ======= =======
          Preprint pieces (in millions).......   719.5   773.5  +7.5%
                                               ======= =======

   Total advertising linage in 2002 decreased 4.7% compared to 2001. The decrease was largely due to a 5.0% decrease in classified advertising and a 4.7% decrease in retail advertising partially offset by a 3.1% increase in general advertising. The decrease in classified advertising lineage is consistent with the decrease in the classified advertising revenue. Retail advertising linage decreased while preprint advertising pieces rose 7.5% primarily as a result of the shift to preprint advertising from a major national retail customer.

   The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2001 and 2002:

                                              2001     2002   Change
                                            -------- -------- ------
                                             (inches in thousands)
            Full pages of advertising:
               Community newspapers........   94,898   93,888  -1.1%
               Shoppers....................  113,846  105,545  -7.3%
                                            -------- --------
            Total full pages of advertising  208,744  199,433  -4.5%
                                            ======== ========
            Revenue per page............... $ 288.61 $ 305.86  +6.0%
                                            ======== ========

   Total pages of full page advertising in 2002 decreased 4.5% compared to 2001. The decrease was largely due to a 7.3% decrease in advertising in the shoppers and a 1.1% decrease in advertising in the community newspapers. Revenue per page increased 6.0% due to rate increases.

   Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline and event marketing, in 2002 was $17.4 million, an increase of $1.9 million, or 12.3%, compared to $15.5 million in 2001. The increase was largely due to increased direct mail advertising and online classified advertising.

   Circulation revenue in 2002 accounted for 15.6% of total publishing revenue compared to 16.0% in 2001. Circulation revenue in 2002 was $48.5 million, a decrease of $2.9 million, or 5.6%, compared to $51.4 million in 2001. The decrease was mainly attributed to the 4.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's weekday edition and 3.1% decrease in average net paid circulation for Milwaukee Journal Sentinel's Sunday edition, a 3.5% decrease in paid circulation for our community newspapers and greater discounts given to new subscribers. In January 2002, we eliminated home delivery of the Milwaukee Journal Sentinel in all but 12 counties in southeastern Wisconsin. As of the end of 2002, this decision contributed to a decrease in net paid circulation for the daily and Sunday edition of 3.6% and 4.9%, respectively. On June 30, 2002, in an effort to increase readership in certain areas of Milwaukee County, we began offering greater discounts on home delivery and single copy sales. Circulation in those areas has increased since offering the discounts.

   Other revenue, which consists primarily of revenue from commercial printing opportunities at the print plants for our community newspapers and shoppers, in 2002 accounted for 9.8% of total publishing revenue compared to 10.9% in 2001. Other revenue in 2002 was $30.5 million, a decrease of $4.4 million, or 12.6%, compared to $34.9 million in 2001. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers and the loss of three commercial printing customers.

   Publishing operating earnings in 2002 were $30.3 million, an increase of $5.4 million, or 21.8%, compared to $24.9 million in 2001. Contributing to the increase was a $12.3 million reduction in the cost of newsprint and ink compared to 2001 and a $6.8 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper. These cost reductions were partially offset by $4.6 million in start up costs in 2002 related to the new production facility.

   We anticipate that our new production facility will be fully operational in early 2003. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

   The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has resulted in certain daily newspaper advertising customers reducing their advertising spending in our daily newspaper. We have also incurred additional news gathering costs.

  Broadcasting


   Operating revenue from broadcasting in 2002 was $152.7 million, an increase of $17.9 million, or 13.3%, compared to $134.8 million in 2001. Operating earnings from broadcasting in 2002 were $33.4 million, an increase of $17.9 million, or 116.0%, compared to $15.5 million in 2001.


   On December 31, 2001, we acquired the business and certain of the assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho, for approximately $22.1 million in cash. We began operating the stations on January 1, 2002.


   The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for 2001 and 2002:


                                   2001                    2002
                          ----------------------- -----------------------
                          Radio Television Total  Radio Television Total
                          ----- ---------- ------ ----- ---------- ------
                                           (in millions)
       Operating revenue. $73.9   $60.9    $134.8 $78.2   $74.5    $152.7
                          =====   =====    ====== =====   =====    ======
       Operating earnings $ 5.9   $ 9.6    $ 15.5 $15.2   $18.2    $ 33.4
                          =====   =====    ====== =====   =====    ======



   Operating revenue from our radio stations in 2002 was $78.2 million, an increase of $4.3 million, or 5.8%, compared to $73.9 million in 2001. The increase was primarily attributed to a $2.9 million increase in local advertising revenue and a $0.7 million increase from national advertising revenue across most markets, and a $0.7 million increase in political and issue advertising revenue. These increases in advertising revenue from the radio stations reflect a $0.5 million adverse impact in 2001 from advertising cancellations and the loss of advertising spots following the September 11 terrorist attacks.

   Operating earnings from our radio stations in 2002 were $15.2 million, an increase of $9.3 million, or 157.6%, compared to $5.9 million in 2001. The increase was primarily attributed to the discontinuation of $5.7 million of goodwill and broadcast license amortization expense, the $4.3 million increase in revenue and the decrease in operating costs and expenses resulting from cost control initiatives at all of our radio stations.

   Operating revenue from our television stations in 2002 was $74.5 million, an increase of $13.6 million, or 22.3%, compared to $60.9 million in 2001. The increase was primarily attributed to a $7.8 million increase in Olympic, political and issue advertising revenue, a $4.6 million increase in local advertising revenue and a $1.5 million increase in national advertising revenue. Included in the revenue increase is $5.3 million from the two stations in Idaho that were acquired on December 31, 2001. These increases in advertising revenue from the television stations reflect in part the $1.3 million adverse impact in 2001 of the loss of advertising spots during the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

   Operating earnings from our television stations in 2002 were $18.2 million, an increase of $8.6 million, or 89.6%, compared to $9.6 million in 2001. The increase was primarily attributed to the $13.6 million increase in revenue, the discontinuation of $1.0 million of goodwill, broadcast license and network affiliation agreement amortization expense and the effects of cost control initiatives at all of our television stations.

   The threatened outbreak of hostilities in Iraq in March 2003 and the war itself has had a negative impact on our broadcast results due to reduced spending levels by some advertisers. There was a hesitancy on the part of some advertisers to place schedules during the period of time leading up to the war, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war.

  Telecommunications


   Operating revenue from telecommunications in 2002 was $148.7 million, a decrease of $3.3 million, or 2.2%, compared to $152.0 million in 2001. Operating earnings from telecommunications in 2002 were $41.0 million, a decrease of $7.0 million, or 14.7%, compared to $48.0 million in 2001.


   Wholesale telecommunication services provide network transmission solutions for other service providers by offering bulk transmission capacity. Operating revenue from wholesale services in 2002 was $97.3 million, a decrease of $5.3 million, or 5.2%, compared to $102.6 million in 2001. The decrease was primarily attributed to service disconnections and price reductions. Monthly recurring revenue from wholesale services at the end of 2002 was $7.5 million compared to $8.1 million at the beginning of 2002 and $7.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $1.3 million in monthly recurring revenue were more than offset by service disconnections, price reductions and lost customers.

   Commercial telecommunication services provide advanced data communications and long distance service to small and medium sized businesses in the Upper Midwest, principally in Wisconsin, Michigan, Indiana, Minnesota and Illinois. Operating revenue from commercial services in 2002 was $51.4 million, an increase of $2.0 million, or 4.0%, compared to $49.4 million in 2001. The increase was primarily attributed to an increase in long distance services. Monthly recurring revenue from commercial advanced data services at the end of 2002 of $3.0 million was virtually equal to the amount at the beginning of 2002 and $0.2 million higher than the $2.8 million at the beginning of 2001. During 2002, new customers and new circuit connections of $0.7 million in monthly recurring revenue were offset by service disconnections, price reductions and lost customers.

   The decrease in operating earnings from telecommunications was primarily attributed to service disconnections, the decrease in profit margins on services provided due to price reductions and the increase in depreciation expense of $2.5 million resulting from the completion of several capital investment initiatives during 2001. We expect continued service disconnections and price reductions in our wholesale telecommunications business will cause an increasing downward trend that could result in a significant decrease in our telecommunications operating earnings into 2003.

   WorldCom and Global Crossing together accounted for 20.1% and 22.5% of our telecommunications revenue in 2002 and 2001, respectively. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. We had a pre-petition receivable, net of applicable "set-off" accounts payable, from WorldCom, which was sold to a third party in April 2003. We recorded a reserve in the amount of the net receivable in the third quarter of 2002. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. A renewal service contract with Global Crossing is being negotiated, though Global Crossing retains the right to accept or reject our current contract under federal bankruptcy law. WorldCom also has a right to accept or reject our current contract with them under federal bankruptcy law. If either contract is rejected, we would have an unsecured claim for the balance due on the contracts in the bankruptcy proceeding.

   We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided. We continue to provide services to WorldCom and Global Crossing and receive timely payment for those services.

  Printing Services


   Operating revenue from printing services in 2002 was $97.8 million, a decrease of $16.8 million, or 14.6%, compared to $114.6 million in 2001. Operating earnings from printing services in 2002 were $2.1 million, an increase of $2.9 million, compared to losses of $0.8 million in 2001.


   The decrease in printing services operating revenue was primarily attributed to the consolidation of our U.S. operations to eliminate customers that did not fit our long-term strategic business plans and continued slowdown in the publication printing services business. CD-ROM replication continued at essentially the same level as in the prior year; however, we continue to experience intense price competition for this product in all markets.

   The increase in printing services operating earnings was primarily attributed to a reduction in operational costs and an increase in the sale of products with higher margins. These were partially offset by the decrease in revenue and a $2.5 million loss on impairment of CD-ROM related equipment.

   A large computer hardware OEM (original equipment manufacturer) accounted for 37.6% and 29.8% of our printing services revenue in 2002 and 2001, respectively. The loss of this customer could have a material adverse effect on our results of operations.

   On February 4, 2003, we announced the closure of our CD-ROM mastering and replications operations. We do not expect the costs to close these operations to have a material adverse effect on our results of operations.

  Other


   Other operating revenue in 2002 was $91.0 million, an increase of $4.2 million, or 4.8%, compared to $86.8 million in 2001. Other operating earnings in 2002 were $7.3 million, an increase of $10.8 million compared to losses of $3.5 million in 2001.



   The following table presents our other operating revenue and operating earnings by business for 2001 and 2002:


                                    2001                                  2002
                   -------------------------------------  -------------------------------------
                             Direct    Corporate                    Direct    Corporate
                    Label   Marketing     and              Label   Marketing     and
                   Printing Services  Eliminations Total  Printing Services  Eliminations Total
                   -------- --------- ------------ -----  -------- --------- ------------ -----
                                                  (in millions)
Operating revenues  $55.7     $35.9      $(4.8)    $86.8   $56.5     $38.3      $(3.8)    $91.0
                    =====     =====      =====     =====   =====     =====      =====     =====
Operating earnings  $(0.6)    $(1.2)     $(1.7)    $(3.5)  $ 2.4     $(0.1)     $ 5.0     $ 7.3
                    =====     =====      =====     =====   =====     =====      =====     =====



   The increase in other operating revenue was primarily attributed to an increase in the gravure label printing operation of new label products for our largest label printing customer, SAB/Miller Brewing Company, and in print and mail services and database marketing services in our direct marketing services business. Included in operating revenue from our direct marketing services is $21.6 million and $21.3 million of postage amounts billed to customers in 2002 and 2001, respectively. Other operating revenue in 2001 was adversely impacted by the September 11 terrorist attacks and the anthrax scare, which resulted in advertisers reducing the amount of direct mail.

   The increase in other operating earnings was primarily attributed to the decrease in the litigation reserve by $4.1 million to reflect the settlement of the Newspaper Merger Class Action Suit (discussed in note 8 in our notes to consolidated financial statements), the $3.2 million increase in operating revenue from our label printing and direct marketing services businesses, the decrease in operating costs and expenses resulting from our cost control initiatives and the discontinuation of $0.4 million of goodwill amortization expense partially offset by the $1.3 million loss on impairment of a customer list at our direct marketing services business.

   SAB/Miller Brewing Company accounted for 50.7% and 47.4% of our label printing business' revenue in 2002 and 2001, respectively. In 2002, our label printing business was in the second year of a five year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

  Non Operating Income and Taxes from Continuing Operations

   Interest income and dividends in 2002 were $1.0 million, a decrease of $0.6 million, or 37.5%, compared to $1.6 million in 2001. The decrease was primarily attributed to the decrease in cash and cash equivalents offset by interest income received from refunds of state income taxes. Interest expense in 2002 was $0.6 million compared to $0.4 million in 2001. Gross interest expense from borrowings under our credit agreement in 2002 was $1.8 million compared to $0.5 million in 2001. Interest expense capitalized as part of our construction of the Milwaukee Journal Sentinel production facility in 2002 was $1.2 million compared to $0.1 million in 2001.

   The effective tax rate on continuing operations was 43.2% in 2002 compared to 42.0% in 2001. The difference between the statutory federal tax rate and the effective tax rate was primarily the result of the litigation that was settled during 2002.

  Discontinued Operations

   In January 2002, we announced the closure of Fox Cities Newspapers, located in Appleton, Wisconsin, which published six community newspapers. These community newspapers were part of the publishing reportable segment.

   On April 29, 2002, the board of directors of our French printing services subsidiary, IPC Communication Services, S.A., a business in our printing services segment, approved a resolution to proceed to close IPC Communication Services, S.A. through a liquidation process. The remaining operations of IPC Communication Services, S.A., were turned over to a liquidator on December 31, 2002.

   The operations of Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in our consolidated financial statements and, accordingly, prior periods have been restated to reflect this treatment.

   Net revenue from discontinued operations in 2002 was $3.3 million, a decrease of $11.9 million, or 78.3%, compared to $15.2 million in 2001. Net assets of discontinued operations at December 31, 2002 were zero and $3.3 million at December 31, 2001. Loss from discontinued operations in 2002 was $7.2 million compared to $2.2 million in 2001. Applicable income tax benefits were $6.6 million and $0.5 million in 2002 and 2001, respectively.

  Cumulative Effect of Accounting Change

   Effective January 1, 2002, we adopted Statement No. 142, "Goodwill and Other Intangible Assets." Under Statement No. 142, goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but are reviewed for impairment and written down and charged to results of operations when their carrying amounts exceed their estimated fair values. We performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in our consolidated statements of earnings.

  2001 compared to 2000

  Consolidated

   Our consolidated operating revenue in 2001 was $808.8 million, a decrease of $10.4 million, or 1.3%, compared to $819.2 million in 2000. Our consolidated operating costs and expenses in 2001 were $463.7 million, an increase of $16.4 million, or 3.7%, compared to $447.3 million in 2000. Our consolidated selling and administrative expenses in 2001 were $261.0 million, a decrease of $1.7 million, or 0.1%, compared to $262.7 million in 2000.

   The following table presents our total operating revenue by segment, total operating costs and expenses, selling and administrative expenses and total operating earnings as a percent of total operating revenue for 2000 and 2001:

                                                                                  Percent of        Percent of
                                                                                    Total             Total
                                                                                  Operating         Operating
                                                                            2000   Revenue    2001   Revenue
                                                                           ------ ---------- ------ ----------
                                                                                  (dollars in millions)
Operating revenue:
Publishing................................................................ $345.3    42.1%   $320.6    39.6%
Broadcasting..............................................................  149.9    18.3     134.8    16.7
Telecommunications........................................................  126.6    15.5     152.0    18.8
Printing services.........................................................  107.3    13.1     114.6    14.2
Other.....................................................................   90.1    11.0      86.8    10.7
                                                                           ------   -----    ------   -----
   Total operating revenue................................................  819.2   100.0     808.8   100.0
Total operating costs and expenses........................................  447.3    54.6     463.7    57.3
Selling and administrative expenses.......................................  262.7    32.1     261.0    32.3
                                                                           ------   -----    ------   -----
Total operating costs and expenses and selling and administrative expenses  710.0    86.7     724.7    89.6
                                                                           ------   -----    ------   -----
   Total operating earnings............................................... $109.2    13.3%   $ 84.1    10.4%
                                                                           ======   =====    ======   =====

   The decrease in operating revenue was primarily attributed to the decrease in advertising revenue in our publishing business and the decrease in television operating revenue due to the decline in political and issue advertising and the economic downturn offset by the increase in telecommunications operating revenue attributed to new sales opportunities and network expansion. In addition, operating revenue in 2001 was adversely impacted by $1.8 million from preempted advertising due to the uninterrupted television news coverage and certain advertising cancellations on television and radio stations following the September 11 terrorist attacks.

   The increase in total operating costs and expenses and selling and administrative expenses was primarily due to the cost of workforce reduction and business transition charges, the increase in the cost of raw materials other than newsprint and the increase in the cost of payroll and benefits.

   Our operating earnings in 2001 were $84.1 million, a decrease of $25.1 million, or 23.0%, compared to $109.2 million in 2000. The following table presents our operating earnings by segment for 2000 and 2001:

                                            Percent of        Percent of
                                              Total             Total
                                            Operating         Operating
                                     2000    Earnings   2001   Earnings
                                    ------  ---------- -----  ----------
                                           (dollars in millions)
       Publishing.................. $ 39.3     36.0%   $24.9     29.6%
       Broadcasting................   30.4     27.9     15.5     18.4
       Telecommunications..........   40.1     36.7     48.0     57.1
       Printing services...........    3.3      3.0     (0.8)    (0.9)
       Other.......................   (3.9)    (3.6)    (3.5)    (4.2)
                                    ------    -----    -----    -----
          Total operating earnings. $109.2    100.0%   $84.1    100.0%
                                    ======    =====    =====    =====

   The decrease in operating earnings was primarily due to the decrease in operating revenue, the cost of workforce reduction and business transition charges, the cost of accrued litigation and the adverse impact on third quarter 2001 earnings following the September 11 terrorist attacks.

   Our consolidated EBITDA in 2001 was $135.8 million, a decrease of $23.5 million, or 14.8%, compared to $159.3 million in 2000. The following table presents a reconciliation of our net earnings to EBITDA for 2000 and 2001:



                                                       Year Ended December 31,
                                                       ----------------------
                                                          2000        2001
                                                         ------      ------
                                                        (in millions)
         Net earnings.................................   $ 66.4      $ 47.8
         Total other (income) and expense.............     (0.9)       (1.3)
         Provision for income taxes...................     44.2        35.9
         (Gain) loss from discontinued operations, net     (0.5)        1.7
         Cumulative effect of accounting change, net..       --          --
         Depreciation.................................     38.7        40.9
         Amortization.................................     11.4        10.8
                                                         ------      ------
         EBITDA.......................................   $159.3      $135.8
                                                         ======      ======


   The decrease in total EBITDA was primarily due to decreases in operating earnings in our publishing, broadcasting, printing services and other reportable segments partially offset by an increase in our telecommunications segment.

  Publishing


   Operating revenue from publishing in 2001 was $320.6 million, a decrease of $24.7 million, or 7.2%, compared to $345.3 million in 2000. Operating earnings from publishing were $24.9 million, a decrease of $14.4 million, or 36.6%, compared to $39.3 million in 2000.



   The following table presents our publishing operating revenue and operating earnings by daily newspaper and community newspapers and shoppers for 2000 and 2001:


                                 2000                        2001
                      --------------------------- ---------------------------
                                Community                   Community
                        Daily   Newspapers          Daily   Newspapers
                      Newspaper & Shoppers Total  Newspaper & Shoppers Total
                      --------- ---------- ------ --------- ---------- ------
                                           (in millions)
   Operating revenue.  $237.0     $108.3   $345.3  $218.8     $101.8   $320.6
                       ======     ======   ======  ======     ======   ======
   Operating earnings  $ 38.4     $  0.9   $ 39.3  $ 23.3     $  1.6   $ 24.9
                       ======     ======   ======  ======     ======   ======



   The following table presents our publishing operating revenue by category for 2000 and 2001:

                                     2000                        2001
                          --------------------------- ---------------------------
                                    Community                   Community
                            Daily   Newspapers          Daily   Newspapers
                          Newspaper & Shoppers Total  Newspaper & Shoppers Total
                          --------- ---------- ------ --------- ---------- ------
                                               (in millions)
Advertising revenue:
   Retail................  $ 74.2     $ 56.8   $131.0  $ 74.6     $ 55.7   $130.3
   Classified............    85.4       12.1     97.5    67.9       10.9     78.8
   General...............    10.9         --     10.9     9.7         --      9.7
   Other.................    13.3        1.4     14.7    14.1        1.4     15.5
                           ------     ------   ------  ------     ------   ------
Total advertising revenue   183.8       70.3    254.1   166.3       68.0    234.3
Circulation revenue......    48.3        3.5     51.8    48.1        3.3     51.4
Other revenue............     4.9       34.5     39.4     4.4       30.5     34.9
                           ------     ------   ------  ------     ------   ------
Total operating revenue..  $237.0     $108.3   $345.3  $218.8     $101.8   $320.6
                           ======     ======   ======  ======     ======   ======

   Advertising revenue in 2001 accounted for 73.1% of total publishing revenue compared to 73.6% in 2000. Retail advertising revenue in 2001 was $130.3 million, a decrease of $0.7 million, or 0.5%, compared to $131.0 million in 2000. The decrease is comprised of a $1.1 million decrease in community newspapers retail advertising and a $0.4 million decrease in daily newspaper retail ROP advertisements offset by a $0.8 million increase in daily newspaper retail preprints. We believe certain major national retail advertisers have changed their marketing strategies and have shifted toward retail preprints. Additionally, in 2001, many advertisers reduced or eliminated their newspaper advertisements following the September 11 terrorist attacks.

   Classified advertising revenue in 2001 was $78.8 million, a decrease of $18.7 million, or 19.2%, compared to $97.5 million in 2000. At the daily newspaper, the decrease in employment advertising of $19.4 million was partially offset by increases in real estate advertising, automotive advertising and general advertising. The decrease in employment advertising, which accounted for almost 47.7% of total classified advertising in 2001, represented a 37.5% decrease from 2000. We believe the decrease in employment advertising resulted primarily from continuing economic weakness.

   General advertising revenue in 2001 was $9.7 million, a decrease of $1.2 million, or 11.0%, compared to $10.9 million in 2000. The decrease was primarily attributable to a decrease in general ROP and preprint advertising mainly from our airline customers.

   The following table presents the advertising linage of our daily newspaper by category for 2000 and 2001:

                                                2000    2001   Change
                                               ------- ------- ------
                                               (inches in thousands)
          Advertising linage (in inches):
             Retail...........................   811.5   812.0  -0.1%
             Classified....................... 1,164.3   970.6 -16.6%
             General..........................    63.6    51.1 -19.7%
                                               ------- -------
          Total advertising linage (in inches) 2,039.4 1,833.7 -10.0%
                                               ======= =======
          Preprint pieces (in millions).......   665.7   719.5  +8.1%
                                               ======= =======

   Total advertising linage in 2001 decreased 10.0% compared to 2000. The decrease was largely due to a 16.6% decrease in classified advertising, an 0.1% decrease in retail advertising and a 19.7% decrease in general advertising. Retail advertising linage decreased primarily as a result of the shift in major retail advertising to more preprint advertising. Preprint advertising pieces rose 8.1% in 2001 primarily due to an increase in preprint advertising from major national retail customers.

   The following table presents the full pages of advertising and revenue per page of our community newspapers and shoppers for 2000 and 2001:

                                              2000     2001   Change
                                            -------- -------- ------
                                             (inches in thousands)
            Full pages of advertising:
               Community newspapers........  111,440   94,898 -14.8%
               Shoppers....................  134,057  113,846 -15.1%
                                            -------- --------
            Total full pages of advertising  245,497  208,744 -15.0%
                                            ======== ========
            Revenue per page............... $ 258.94 $ 288.61 +11.5%
                                            ======== ========

   Total pages of full page advertising in 2001 decreased 15.0% compared to 2000. The decrease was largely due to a 15.1% decrease in advertising in the shoppers and a 14.8% decrease in advertising in the community newspapers. Revenue per page increased 11.5% due to rate increases.

   Other advertising revenue, consisting of revenue from direct marketing efforts, JSOnline, event marketing, legal notices and Internet products in 2001 was $15.5 million, an increase of $0.8 million, or 5.4%, compared to $14.7 million in 2000. The increase was largely due to increased direct mail advertising and online classified advertising.

   Circulation revenue in 2001 accounted for 16.0% of total publishing revenue compared to 15.0% in 2000. Circulation revenue in 2001 was $51.4 million, a decrease of $0.4 million, or 0.8%, compared to $51.8 million in 2000. The decrease was mainly attributed to a 7.4% decrease in average net paid circulation for Journal Sentinel's weekday edition, a 1.6% decrease in average net paid circulation for Journal Sentinel's Sunday edition and a 4.7% decrease in paid circulation for our community newspapers.

   Other revenue, which consists primarily of revenue from commercial printing at the print plants for our community newspapers and shoppers, in 2001 accounted for 10.9% of total publishing revenue compared to 11.4% in 2000. Other revenue in 2001 was $34.9 million, a decrease of $4.5 million, or 11.4%, compared to $39.4 million in 2000. The decrease was primarily attributed to reduced press runs and page counts from existing commercial printing customers.

   Publishing operating earnings in 2001 were $24.9 million, a decrease of $14.3 million, or 36.5%, compared to $39.2 million in 2000. Contributing to the decrease was a $24.7 million decrease in the total publishing operating revenue and $3.3 million in workforce reductions partially offset by a decrease of $3.4 million in the cost of newsprint and ink and a $8.4 million decrease in direct wages and selling and administrative expenses, which resulted primarily from workforce reductions at the daily newspaper.

  Broadcasting


   Operating revenue from broadcasting in 2001 was $134.8 million, a decrease of $15.1 million, or 10.1%, compared to $149.9 million in 2000. Operating earnings in 2001 were $15.5 million, a decrease of $14.9 million, or 49.0%, compared to $30.4 million in 2000.



   The following table presents our broadcasting operating revenue and operating earnings by radio stations and television stations for 2000 and 2001:


                                   2000                    2001
                          ----------------------- -----------------------
                          Radio Television Total  Radio Television Total
                          ----- ---------- ------ ----- ---------- ------
                                           (in millions)
       Operating revenue. $73.5   $76.4    $149.9 $73.9   $60.9    $134.8
                          =====   =====    ====== =====   =====    ======
       Operating earnings $ 5.0   $25.4    $ 30.4 $ 5.9   $ 9.6    $ 15.5
                          =====   =====    ====== =====   =====    ======



   Operating revenue from our radio stations in 2001 was $73.9 million, an increase of $0.4 million, or 0.5%, compared to $73.5 million in 2000. The increase was primarily attributed to a $0.7 million increase in local advertising revenue and a $0.6 million increase in network and other revenue offset by a $0.6 million decrease in political and issue advertising revenue and a $0.4 million decrease in national advertising revenue. These changes in advertising revenue from the radio stations in 2001 reflect the $0.5 million adverse impact from cancellations and the loss of advertising spots following the September 11 terrorist attacks.

   Operating earnings from our radio stations in 2001 were $5.9 million, an increase of $0.9 million, or 18.0%, compared to $5.0 million in 2000. The increase was primarily attributed to the $0.4 million increase in revenue and the $1.0 million decrease in payroll costs and other selling expenses.

   Operating revenue from our television stations in 2001 was $60.9 million, a decrease of $15.5 million, or 20.3%, compared to $76.4 million in 2000. The decrease was primarily attributed to a $9.1 million decrease in Olympic, political and issue advertising revenue, a $3.6 million decrease in local advertising revenue and a $2.5 million decrease from national advertising revenue across all markets. Of these decreases in advertising revenue from the television stations in 2001, $1.3 million was due to the uninterrupted news coverage and certain advertising cancellations following the September 11 terrorist attacks.

   Operating earnings from our television stations in 2001 were $9.6 million, a decrease of $15.8 million, or 62.2%, compared to $25.4 million in 2000. The decrease was primarily attributed to the $15.5 million decrease in revenue.

  Telecommunications


   Operating revenue from telecommunications in 2001 was $152.0 million, an increase of $25.4 million, or 20.1%, compared to $126.6 million in 2000. Operating earnings from telecommunications in 2001 were $48.0 million, an increase of $7.9 million, or 19.7%, compared to $40.1 million in 2000.


   Operating revenue from wholesale services in 2001 was $102.6 million, an increase of $18.4 million, or 21.9%, compared to $84.2 million in 2000. The increase was primarily attributed to strong demand for our services and the network expansion into Michigan and Indiana. Monthly recurring revenue from wholesale services at the end of 2001 was $8.1 million compared to $7.8 million at the beginning of 2001 and $5.5 million at the beginning of 2000. During 2001, new customers and new circuit connections of $2.9 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

   Operating revenue from commercial services in 2001 was $49.4 million, an increase of $7.0 million, or 16.5%, compared to $42.4 million in 2000. The increase was primarily attributed to an increase in data services. Monthly recurring revenue from commercial data services at the end of 2001 was $3.0 million compared to $2.8 million at the beginning of 2001 and $2.4 million at the beginning of 2000. During 2001, new customers and new circuit connections of $0.8 million in monthly recurring revenue were partially offset by service disconnections, price reductions and lost customers.

   The increase in operating earnings from telecommunications was primarily attributed to the $25.4 million increase in revenue offset by a decrease in profit margins due to price reductions. We expect continued price reductions and service disconnections will cause a downward trend in earnings in 2002.

   WorldCom and Global Crossing together accounted for 22.5% and 23.7% of our telecommunications operating revenue in 2001 and 2000, respectively. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations.

   We do not believe we have a material bad debt exposure because we bill all data services for both wholesale and commercial customers in advance of providing services. Most customers are required to pay their bill before services are provided.

  Printing Services


   Operating revenue from printing services in 2001 was $114.6 million, an increase of $7.3 million, or 6.8%, compared to $107.3 million in 2000. The operating loss from printing services in 2001 was $0.8 million, a decrease of $4.1 million, compared to earnings of $3.3 million in 2000.


   The increase in printing services operating revenue was primarily attributed to an increase in assembly services. The decrease in operating earnings was primarily attributed to $2.3 million in expense related to the transition of the Eastern and Western Regions into one operational unit called IPC U.S. Operations and $0.7 million in costs related to the shutdown of operations in Ireland.

   A large computer hardware OEM (original equipment manufacturer) accounted for 29.8% and 24.4% of our printing services revenue in 2001 and 2000, respectively. The loss of this customer could have a material adverse effect on our results of operations.

  Other


   Other operating revenue in 2001 was $86.8 million, a decrease of $3.3 million, or 3.7%, compared to $90.1 million in 2000. Other operating losses in 2001 were $3.5 million, a decrease of $0.5 million, or 11.6%, compared to losses of $4.0 million in 2000.



   The following table presents our other operating revenue and operating earnings by business for 2000 and 2001:


                                    2000                                   2001
                   -------------------------------------  -------------------------------------
                             Direct    Corporate                    Direct    Corporate
                    Label   Marketing     and              Label   Marketing     and
                   Printing Services  Eliminations Total  Printing Services  Eliminations Total
                   -------- --------- ------------ -----  -------- --------- ------------ -----
                                                   (in millions)
Operating revenue.  $59.6     $34.3      $(3.8)    $90.1   $55.7     $35.9      $(4.8)    $86.8
                    =====     =====      =====     =====   =====     =====      =====     =====
Operating earnings  $(0.9)    $ 0.1      $(3.2)    $(4.0)  $(0.6)    $(1.2)     $(1.7)    $(3.5)
                    =====     =====      =====     =====   =====     =====      =====     =====




   The decrease in operating revenue was primarily attributed to the March 2001 sale of the Milwaukee label printing business offset by the increase in print and mail services in our direct marketing services business. Operating revenue in 2001 was adversely impacted by the terrorist attacks and the anthrax scare, which resulted in advertisers reducing their use of direct mail. Included in operating revenue from our direct marketing services was $21.3 million and $19.7 million of postage amounts billed to customers in 2001 and 2000, respectively.

   In 2000 and 2001, the operating losses were primarily attributed to an increase in the litigation reserve.

   SAB/Miller Brewing Company accounted for approximately 47.4% and 27.5% of our label printing operating revenue in 2001 and 2000, respectively. In 2001, our label printing business was in the first year of a five year contract with SAB/

Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

  Non Operating Income and Taxes from Continuing Operations

   Interest income and dividends in 2001 were $1.6 million, an increase of $0.3 million, or 23.1%, compared to $1.3 million in 2000. The increase was primarily attributed to the increase in cash available for commercial paper and money market investments throughout 2001. Interest expense was $0.4 million in 2001 and 2000. Gross interest expense from borrowings under our credit agreement in 2001 was $0.5 million compared to $1.3 million in 2000. Interest expense capitalized as part of our construction of the Journal Sentinel production facility in 2001 was $0.1 million compared to $0.9 million in 2000.

   The effective tax rate on continuing operations was 42.0% in 2001 compared to 40.1% in 2000. The difference between the statutory federal tax rate and the effective tax rate was primarily due to the reduction of deferred tax assets for state net operating losses.

  Discontinued Operations

   Net revenue from discontinued operations in 2001 was $15.2 million, a decrease of $4.1 million, or 21.2%, compared to $19.3 million in 2000. Net assets of discontinued operations at December 31, 2001 were $3.3 million. The loss from discontinued operations in 2001 was $2.2 million compared to $0.1 million in 2000. Applicable income tax benefits in 2001 was $0.5 million and $0.6 million in 2000.

Liquidity and Capital Resources


   Our principal liquidity and capital requirements have historically been to pay dividends that have supported employee ownership and to meet our working capital and capital expenditure needs. Since 2000, we have also required liquidity to purchase units in JESTA from employees and former employees to ensure liquidity for them. Historically, we have relied on cash flow from operations and, in 2002, supplemented these cash flows with borrowings under our revolving credit facility, to satisfy our liquidity and capital requirements. We intend to replace our current revolving credit facility prior to the initial public offering and put in place a debt structure with more appropriate terms for our new capital structure. Recently we extended our revolving credit agreement, described below, which now expires in April 2004. After giving effect to the recapitalization, including the application of the net proceeds of the initial public offering, as well as new debt facility to be entered into prior to the closing of the initial public offering and the tender offer for shares of class B common stock, as described below, we expect that the aggregate dividend amount paid on the class A common stock will initially be reduced, and our debt service obligation will be increased, from levels that existed before the initial public offering. We believe that current cash balances, which were $6.6 million at March 23, 2003, expected cash flows from operations and borrowings under our extended revolving credit facility or a new debt facility will be adequate for the foreseeable future to provide for our capital expenditures, cash dividends, working capital and debt service.



   We have a $120.0 million bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. As of March 23, 2003, we had borrowings of $75.9 million under this credit agreement, including $4.9 million bearing interest at the base rate of 4.25% and $71.0 million bearing interest at the LIBOR based rate of 2.21%, and immediately available credit of $44.1 million. The material covenants of this agreement include the following:



  . A consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination of not greater than 1.0:1.0. As of March 23, 2003, the consolidated funded debt ratio was 0.49.



  . A fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination of not less than 1.75:1.0. As of March 23, 2003, the fixed charge coverage ratio was 3.29.



  . A consolidated tangible net worth as of the end of any quarter of not less than $290 million. As of March 23, 2003, consolidated tangible net worth was $356 million.



  . A consolidated rent expense during any fiscal year of not more than $40 million. As of March 23, 2003, consolidated rent expense was $6 million.



   We currently intend to establish a new debt facility which will replace the existing $120 million revolving credit facility. Based on our discussions to date, we anticipate the new agreement will be a $350 million, five-year, senior unsecured revolving credit facility. Under the new credit agreement, we expect interest will be LIBOR based or derived from prime or Federal Fund rates. Funds borrowed under this debt facility may be used to fund our purchases of class B common stock in the tender offer, repay outstanding debt under the current facility or general corporate purposes. Although covenants, coverage ratios and coverage amounts have not been determined, we expect the material covenants of this new agreement will generally include the following:



  . A maximum consolidated funded debt ratio as determined for the four fiscal quarter period preceding the date of determination.



  . A minimum fixed charge coverage ratio as determined for the four fiscal quarter period preceding the date of determination.



  .   A minimum consolidated tangible net worth as of the end of any quarter.



  .   A maximum consolidated rent expense during any fiscal year.



   In certain states, we inadvertently failed to file required state securities forms in connection with our sale of JESTA units to our employees. Consequently, we are making a recission offer to certain unitholders for a total of 318,517 of those units that were sold in those states during certain time periods. The maximum aggregate amounts we would pay to purchase units pursuant to the rescission offer is $11.2 million; however, we cannot estimate actual amounts because we cannot determine how many units will be offered by unitholders for repurchase in the rescission offer. We expect the recission offer will be completed prior to the closing of the initial public offering, and payments will be made for rescinded units within 15 days of completion of the rescission offer. We do not expect the rescission offer will have a material adverse effect on our results of operations or financial condition.


  Cash Flow For First Quarter Ended March 23, 2003

   Cash provided by operating activities was $37.6 million in the first quarter of 2003 compared to $24.6 million in the first quarter of 2002. The increase is primarily attributed to recording a $8.2 million liability for equipment for the daily newspaper's new production facility.

   Cash used for investing activities was $16.8 million in the first quarter of 2003 compared to $16.3 million in the first quarter of 2002. Capital expenditures for property and equipment were $16.8 million in the first quarter of 2003 and $16.3 million in the first quarter of 2002. We continued to invest in the equipment and the building for our daily newspaper production facility and upgrades to our telecommunications fiber optic network.

   Cash used for financing activities was $22.7 million in the first quarter of 2003 compared to $9.0 million in the first quarter of 2002. We decreased our borrowing under our credit agreement by $14.9 million in the first quarter of 2003 compared to the increase in borrowing of $65.0 million in the first quarter of 2002. The increased borrowing in 2002 was primarily used to purchase units of beneficial interest from employees and former employees. In the first quarter of 2003, there were no sales or purchases of units compared to purchases of units of $79.9 million and sales of units of $14.0 million in the first quarter of 2002. We paid cash dividends of $7.8 million and $7.9 million in the first quarter of 2003 and 2002, respectively.

   Cash used for discontinued operations was $0.4 million in the first quarter of 2002.



  Cash Flow for Year Ended December 31, 2002

   Cash provided by operating activities was $86.1 million in 2002 compared to $118.4 million in 2001 and $133.1 million in 2000. The decrease was mainly due to funding of the pension plan obligations of $44.5 million in 2002.

   Cash used for investing activities was $51.4 million in 2002 compared to $108.1 million in 2001 and $94.0 million in 2000. Capital expenditures for property and equipment were $53.2 million in 2002, $90.2 million in 2001 and $96.8 million in 2000. We continued to invest in the building of our daily newspaper production facility, digital television equipment and upgrades to the telecommunications fiber optic network. Cash used for acquisitions was zero in 2002, $22.1 million in 2001 and $8.0 million in 2000. Cash received from sales of assets was $1.5 million in 2002, $5.2 million in 2001, including $4.4 million from the sale of certain of the assets of the Milwaukee label printing operation, and $3.2 million in 2000. In 2000, we received $7.1 million from the redemption of the preferred stock received from the 1995 sale of Perry Printing, a former subsidiary.

   Cash used for financing activities was $31.7 million in 2002 compared to $11.9 million in 2001 and $33.0 million in 2000. We increased our borrowing under our credit agreement by $86.4 million in 2002. The increased borrowing was primarily used to purchase units of beneficial interest from employees and former employees and for funding of pension plan obligations. In 2002, purchases of units were $125.3 million compared with $84.4 million in 2001 and $77.1 million in 2000. Sales of units were $38.9 million, $101.8 million and $90.6 million in 2002, 2001 and 2000, respectively. We paid cash dividends of $31.6 million, $37.9 million and $36.8 million in 2002, 2001 and 2000 respectively.

   Cash used for discontinued operations was $3.4 million in 2002 and $3.7 million in 2000. Cash provided by discontinued operations was $0.5 million in 2001.


   As of December 31, 2002, we had borrowings of $90.8 million under our $120.0 million bank revolving credit agreement, which expires April 30, 2004, including $2.8 million bearing interest at the base rate of 4.25% and $88.0 million bearing interest at the LIBOR based rate of 2.40%. We also had immediately available credit of $29.2 million. As of December 31, 2002:



  .   The consolidated funded debt ratio was 0.5632.



  .   The fixed charge coverage ratio was 3.32.



  .   The consolidated tangible net worth was $352 million.



  .   The consolidated rent expense was $27.6 million.


  Stock Trust

   As of March 23, 2003, our treasury, our employees, and former employees owned units representing beneficial ownership of 90% of our stock. As of March 23, 2003, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units from various financial institutions totaling approximately $432.4 million.

   Eligible optionees under JESTA, including certain categories of designated employees, the Grant family shareholders and us, have the right to purchase units offered for sale. We are not obligated to purchase units, though in recent years prior to the suspension of trading on October 25, 2002, we have elected to do so for the convenience of stock trust unitholders.

  Contractual Obligations and Commitments

   As of December 31, 2002, our contractual obligations are summarized below.

                                           Payments Due by Period
                                        -----------------------------
                                              Less than  1-4  After 4
             Contractual Obligations    Total  1 year   years  years
             -----------------------    ----- --------- ----- -------
                                                (in millions)
          Other long-term liabilities.. $ 3.7   $ 1.6   $ 1.1  $ 1.0
          Operating leases.............  69.1    15.7    33.3   20.1
                                        -----   -----   -----  -----
          Total contractual obligations $72.8   $17.3   $34.4  $21.1
                                        =====   =====   =====  =====

   Other long-term liabilities consist primarily of obligations for non-compete agreements resulting from acquisitions and deposits received from subleases of building operating leases. We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes by us.

                                             Amount of Commitment
                                            Expiration per Period
                                        ------------------------------
                                               Less than  1-4  After 4
                Other Commitments       Total   1 year   years  years
                -----------------       ------ --------- ----- -------
                                                (in millions)
          Other long-term liabilities.. $122.4   $39.4   $82.9  $0.1
          Operating leases.............    1.2     1.2      --    --
                                        ------   -----   -----  ----
          Total contractual obligations $123.6   $40.6   $82.9  $0.1
                                        ======   =====   =====  ====

   A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104.7 million. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $8.1 million as of March 23, 2003. As March 23, 2003, we had spent an aggregate of $104.5 million on this project, which was nearly completed as of the date of this joint proxy statement/prospectus. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8.3 million. We have $1.2 million of standby letters of credit for business insurance purposes.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to interest rate risk on our short-term notes payable to banks and foreign currency exchange rates in the normal course of business. However, a 10% change in the interest rate is not expected to have a material impact on our earnings before income taxes. In addition, we have shut down our operations outside the United States and have not entered into any foreign currency derivative instruments.

   Many of our unitholders have borrowed funds to pay for their purchase of units. Dividends on our common stock passed through to our unitholders have in the past helped our unitholders make required periodic interest payments on those loans. Increases in the interest rates on unitholder loans could result in our unitholders seeking increased dividends from us. Dividends are established by our board of directors in their sole discretion, and we are under no obligation to pay dividends on our common stock. A 10% increase in the interest rate on unitholder loans is not expected to have a material impact on dividends declared by our board of directors.

Critical Accounting Policies

   Our management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Allowance for doubtful accounts

   We evaluate the collectibility of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectibility of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

  Property and equipment

   We assign useful lives for our property and equipment based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate the majority of the property and equipment. A change in the estimated useful lives or the depreciation method used could have a material impact upon our results of operations.

   We evaluate our property and equipment for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a company's assets, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment must be recognized in the financial statements. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment.

  Impairment of goodwill and indefinite-lived intangibles

   Goodwill, broadcast licenses and other indefinite-lived intangible assets account for 32.9% and 34.6% of total assets in 2002 and 2001, respectively. The annual impairment tests for goodwill and indefinite-lived intangibles under Statement No. 142 require us to make certain assumptions in determining fair value, including assumptions about cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under Statement No. 142 to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

  Accrued Income Taxes

   The Internal Revenue Service and various state Departments of Revenue routinely examine our federal and state tax returns. From time to time, the IRS and the state Departments of Revenue may challenge certain of our tax positions. We believe our tax positions comply with applicable tax law and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters.

  Accrued Litigation

   We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

  Employee Benefits

   We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.

   We rely upon actuarial valuations to determine pension costs and funding. We provide the actuarial firms with certain assumptions that have a significant effect on our obligations such as:

  . the discount rate--used to arrive at the net present value of the obligations;

  . the return on assets--used to estimate the growth in invested asset value available to satisfy certain obligations;

  . the salary increases--used to calculate the impact future pay increases will have on postretirement obligations; and

  . the employee turnover statistics--used to estimate the number of employees to be paid postretirement benefits.

   Moody's Aa Corporate bonds, as of the measurement date, is the benchmark we use to determine the assumed discount rate, which was reduced from 7.25% in 2001 to 6.75% for 2002. We make other assumptions that affect the accounting for pension benefits, such as the expected rate of return on plan assets (decreased from 9.5% in 2001 to 8.5% in 2002) and the rate of compensation increase (4.5% in 2002 and 2001). Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

   We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.

New Accounting Standards

   Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7.7 million ($6.5 million after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

   Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in note 10 to our consolidated financial statements, have been treated as discontinued operations.

   In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

Effect of Inflation

   Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. However, changes in newsprint prices could have an impact on costs, which we may not be able to offset fully in our pricing or cost containment programs.

                                   BUSINESS

   We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. In newspaper publishing, we publish the Milwaukee Journal Sentinel, which serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area, and we publish more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our subsidiary, Norlight Telecommunications, Inc., we provide telecommunications services through our large fiber optic network. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

   We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on WTMJ radio station, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry
J. Grant founded our employee ownership plan, which has contributed significantly to our company's positive culture and growth by creating the Journal Employees' Stock Trust, which we refer to as "JESTA" or the stock trust. We believe employee ownership has served as a competitive advantage for our company since JESTA was established. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to their participation in ownership. As of March 23, 2003, 2,405 of our 4,235 full-time employees owned units in JESTA, representing 58% of our full-time workforce. Our culture is reinforced by our strong commitment to high ethical standards.

   Over the last 10 years, we have purchased approximately 40 businesses, most of which have been acquisitions of publishing or broadcasting properties. Our 1999 purchase of the Great Empire radio group, consisting of 13 radio stations, was our largest acquisition during this period. As a result of this expansion, we have significantly expanded our diversified media operations beyond our Milwaukee base. We plan to continue to search for acquisitions that fit our growth strategy, focusing on TV and radio broadcast stations in both existing markets and in new markets with an economic profile similar to those we presently serve.

   We believe our principal competitive strengths include:


  . Entrepreneurial Employee Ownership. Our entrepreneurial culture is fostered by our employee ownership tradition that began with the creation of JESTA in 1937. Over the last 66 years, employee ownership has been a competitive strength and a primary driver of shareholder value, enabling us to foster a spirit of teamwork among our employees and attract and retain motivated people with a passion for our businesses and a heightened level of commitment and accountability, and making us an attractive acquiror to businesses with similar entrepreneurial cultures. While JESTA will terminate at the closing of the initial public offering, we believe our capital structure in place after the completion of the initial public offering will encourage employee ownership and continue to provide us with the benefits of an entrepreneurial employee ownership culture, given that our employees and former employees will own our "high
      vote" class B shares and control   % of our total voting power
      immediately after completion of the initial public offering.


  . Leading Market Position in Wisconsin. Our diversified media and communications businesses have a strong market position in Wisconsin and particularly in the southeastern region of the state. We own and operate two radio stations and a television station in the Milwaukee market, serving our 10 county Designated Market Area and its population of 2.2 million, and we publish the only major daily newspaper in the Milwaukee metropolitan area. We also publish 60 community newspapers and shoppers throughout Wisconsin. Finally, through our telecommunications business, we own and operate an extensive fiber optic network that serves customers throughout Wisconsin as well as six adjacent states.


  . Broadcasting Presence in Mid-Sized Growth Markets. In addition to our Wisconsin operations, we own and operate 39 other broadcasting assets in mid-sized growth markets with diversified economies such as Las Vegas, Nevada, Tucson, Arizona and Palm Springs, California, many of which have large universities or state capitals, such as Boise, Idaho. We believe that mid-sized growth markets are attractive because they offer potential for population growth, often have fewer media competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer opportunities for further consolidation. In addition, our presence in mid-sized growth markets allows us to effectively pursue our strategy of identifying radio format opportunities, music selection and rotation, presentation and other key programming attributes that we believe will best position each station to develop a distinctive local brand identity, which we believe will enable us to effectively compete with larger diversified media companies.

  . Profitable and Differentiated Telecommunications Business. Norlight, our telecommunications business, has been operating for over 30 years, which has allowed us to drive high utilization on our network. The network covers approximately 4,400 route miles primarily in the Great Lakes region. It terminates not only in large cities such as Milwaukee and Chicago, but also in second and third tier markets such as Green Bay, Battle Creek and Rochester where fewer competitors have facilities. In developing our telecommunications network, we have employed a highly disciplined approach to cost control and capital investment, including initiating most significant capital investments after anchor customers made purchase commitments and working with other providers when building network to share costs or trade facilities and reduce our capital investment. We believe this disciplined approach has allowed us to build a sophisticated fiber optic network while still generating substantial returns on invested capital. We further believe the combination of our financial stability, deep network penetration, and quality of service reputation differentiates us from many of our competitors.


  . Diversified Operations with Multiple Growth Opportunities. As a diversified media and communications company, we operate across media channels and in more than one industry. Our various operations help reduce our business risk and allow us to strategically direct the cash generated by our operations across platforms in an effort to effectively deploy our capital to take advantage of growth opportunities as and where they may arise.


  . Experienced Management Team. Our senior management team has a long history with our company and in our industries. Members of our senior management team have broad experience in the publishing, broadcasting and telecommunications businesses. Each of our chief executive officer, president and chief financial officer has served as a president of one of our business units, and our eighteen executive officers have an average tenure of 14 years with our company. This combination of in-depth experience in operations and knowledge of our culture has allowed this team to successfully acquire and integrate approximately 40 acquisitions over the past 10 years.


   We intend to continue to leverage our competitive strengths to grow our company. We believe the following strategies can provide us with significant growth opportunities in the future:

  . Leverage our Publishing Business to Fund Growth Opportunities. We intend to utilize the cash flow generated in our largest business to both reinvest in publishing and invest in other growth opportunities. Further, we intend to further streamline our publishing operations and to maximize the benefits from our recent $112 million investment in a new newspaper production facility, which was the largest capital investment in our history, through cost reductions, improved print quality and additional product sales.

  . Continue Our Broadcast Acquisition Program. Over the last five years, we have acquired 28 broadcast stations, including 25 radio stations and three television stations, in six geographic markets. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of our company. Through these acquisitions, we have diversified our broadcasting business, expanded our knowledge of new geographic markets and increased our experience with integrating acquisitions. We will continue to seek to acquire and integrate broadcast stations in certain existing markets as well as in new markets with a profile similar to those we presently serve. In addition, through our acquisitions we seek to create "clusters" of multiple stations in our markets. Operating our stations in clusters allows us to optimize targeted audience delivery and create effective market-based solutions for our advertisers.


  . Continue Disciplined Investment in our Telecommunications Business. We intend to prudently reinvest capital in our telecommunications business in keeping with our desire to remain a premier regional provider of both carrier and enterprise services. As part of that strategy, we will continue to look for opportunities to minimize network construction costs through fiber swaps and joint builds. Also, as we plan network expansion opportunities we are seeking anchor customers to minimize the risk of under-utilized facilities. This careful and disciplined approach to the investment of new capital is designed to provide our customers with quality service while continuing to generate returns on our invested capital.


  . Focus on Improving Operating Performance and Margin Expansion. We have implemented targeted cost reduction initiatives across our businesses which we believe will generate increased operating efficiency and cost savings. These initiatives include both company-wide and segment-specific practices. In 2001, we introduced a program throughout the company called "Search for Savings," which focused on evaluating spending and implementing process improvement initiatives. We also promote best operating practices across our businesses, including in our approach to providing exceptional customer service which we believe will enhance our profitability over time. Our daily newspaper publishing business reduced non-newsprint costs by approximately $8 million in 2002 through headcount reduction and elimination of unprofitable home delivery in outlying areas. In our acquired radio and television stations, we continue to leverage the experience and success of our broadcast management team to further integrate these operations and drive operating and margin improvement. We have also put in place significant targeted cost reduction programs at our community newspaper and shopper business, and our printing services business.

   In order to appropriately match management resources to the manner in which our businesses are actually run, we reorganized our business segments in 2002 as follows: (i) publishing; (ii) broadcasting; (iii) telecommunications; (iv) printing services; and (v) other. Our publishing segment consists of a daily newspaper, the Milwaukee Journal Sentinel, and more than 90 community newspapers and shoppers. Our broadcasting segment consists of 36 radio stations and six television stations in 11 states. Our telecommunications segment provides wholesale and business-to-business telecommunications services through a high speed fiber optic telecommunications network that covers more than 4,400 route miles in seven states. Our printing services segment reflects the operations of our printing and assembly and fulfillment business. Our other segment consists of a label printing business and a direct marketing services business.

   The operating revenue generated by each operating segment, as a percentage of our consolidated operating revenue, for the last three years is shown below.

                                        2000   2001   2002
                                       -----  -----  -----
                    Publishing........  42.1%  39.6%  38.8%
                    Broadcasting......  18.3   16.7   19.1
                    Telecommunications  15.5   18.8   18.6
                    Printing Services.  13.1   14.2   12.2
                    Other.............  11.0   10.7   11.3
                                       -----  -----  -----
                                       100.0% 100.0% 100.0%
                                       =====  =====  =====

Publishing

   Our publishing business consists of our daily newspaper, the Milwaukee Journal Sentinel, and our community newspapers and shoppers. Our publishing business accounted for 38.8% of our operating revenue and 26.6% of our operating earnings for the year ended December 31, 2002. Within our publishing segment, our daily newspaper accounted for 68.4% of our publishing operating revenue and 94.7% of our publishing operating earnings in 2002. See note 12 to our consolidated financial statements for additional financial information regarding our publishing business.

  Daily Newspaper

   Published continuously from 1882, the Milwaukee Journal Sentinel has the largest circulation of all newspapers published in Wisconsin, with a circulation of approximately 445,000 on Sunday and 250,000 daily. The Milwaukee Journal Sentinel serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2002 readership survey conducted by Scarborough Research, the Sunday Milwaukee Journal Sentinel ranks number one in readership penetration among the 50 largest geographic markets in the United States, and the daily newspaper ranks number seven. These rankings are calculated by dividing the number of adults reading the newspaper in a newspaper's Metropolitan Statistical Area divided by the number of persons over the age of 18 in the newspaper's MSA. The Milwaukee Journal Sentinel's MSA, which ranks among the top 50 in the United States, consists of Milwaukee, Waukesha, Washington and Ozaukee counties. In addition, according to data published by the Audit Bureau of Circulations, for the six months ended September 30, 2002, the Milwaukee Journal Sentinel's Sunday circulation ranked number 23 in the United States.

   We were selected, together with The Boston Globe, as a finalist for the 2003 Pulitzer Prize in explanatory reporting, which was won by The Wall Street Journal. In addition, we have won numerous recent print media awards, including:

  .   2003 National Headliner Awards, first place for local interest column;

  . 2002 Inland Press Association, first place for explanatory writing, editorial excellence, and news picture contest; second place for front page contest;

  . 2002 Annual Society for News Design, three awards for excellence, illustration and photography; and

  . 2002 Better Newspaper Contest conducted by the Wisconsin Newspaper Association, Newspaper of the Year among the state's largest newspapers.

   In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com and OnWisconsin.com. Also, we have developed a subscription-based website, Packerinsider.com, dedicated to coverage of the Green Bay Packers, to which viewers must pay to subscribe. We expect our online operations to cover their direct operating costs for 2003, and we continue to seek ways to best serve the growing population interested in deriving news from the Internet.

   Our new production facility, which became operational in early 2003, is the largest capital investment in our history at a cost of $112 million. The 448,750 square-foot facility is on a 41-acre site in an industrial area in the village of West Milwaukee. The facility houses all printing, packaging, inserting, recycling and transportation processes for the Milwaukee Journal Sentinel. We expect that our new presses will provide improved print reproduction quality and increased productivity, as well as additional opportunities to pursue commercial printing revenue from third parties.

   The Milwaukee Journal Sentinel is distributed primarily by independent contract carriers throughout southeastern Wisconsin and a small portion of northern Illinois. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

   Our primary goal is to grow readership, circulation, revenue growth and margins in our five county primary market area (which we refer to as our "PMA"). While our efforts center on this five county region, we also actively seek attractive expansion opportunities in nearby market areas provided they meet strict requirements for return on invested capital. In order to achieve this goal, we have developed strategies based on the findings of the nationwide survey of 37,000 newspaper readers by the Readership Institute at Northwestern University. This study, conducted in 2001 in about 100 markets including Milwaukee, concluded that the most important objective for the newspaper industry is readership growth. The Institute identified four cornerstones for increasing readership growth: compelling content, a strong brand, over-the-top customer service and a constructive culture. We have adopted those cornerstones as our strategic imperatives. The Milwaukee Journal Sentinel is focused on increasing the appeal of both its editorial and advertising content in order to better meet readers' interests and to make the paper easier to read and navigate. We have undertaken concentrated efforts to develop, implement, communicate and track strategies to grow our well-established brand. We are committed to on-time delivery as our top customer service priority. Finally, we are focused on enhancing our constructive, collaborative internal culture to support additional readership growth.

   Although the penetration of the Milwaukee Journal Sentinel among southeastern Wisconsin readers is generally high, the newspaper still has significant growth potential, especially in targeted ZIP codes in which the newspaper's penetration level remains low. As part of a targeted readership growth strategy, we have undertaken a program called the "Milwaukee Initiative," with discounted subscription and single copy offers and outreach programs at churches, educational institutions and apartment complexes. We believe this initiative will increase circulation and subscription revenue and enhance our appeal to advertisers in Milwaukee County.


   The following table sets forth our circulation data based on Audit Bureau of Circulations averages for the six-month periods ended September 30:


                                    Average Net Paid Circulation
                               ---------------------------------------
                                1998    1999    2000    2001    2002
                               ------- ------- ------- ------- -------
          Daily............... 283,115 284,515 277,027 253,768 240,637
          Sunday.............. 456,906 460,103 461,025 455,862 434,023

   The decline in average net paid circulation from 2001 to 2002 was caused primarily by the elimination of home delivery in all but 12 counties in southeastern Wisconsin, as part of our cost reduction initiatives, as well as the impact of a weakened national economy. As a result, average net paid circulation for the six months ending September 30, 2002 decreased by 5.2% for our daily paper and 4.8% for our Sunday paper compared to the average net paid circulation for the six months ending September 20, 2001.

   Circulation revenue accounted for 21.3% of our daily newspaper's total operating revenue in 2002. The Milwaukee Journal Sentinel single copy prices are $0.50 for daily and $1.75 for Sunday.

   Advertising revenue accounted for 77.0% of our daily newspaper's total operating revenue in 2002. We have set forth in the table below annual advertising volume as printed on our presses (measured in column inches) and the number of preprints (which are individual customer's advertisements that are provided by the customer and that are inserted into the newspapers) inserted into the Milwaukee Journal Sentinel's daily and Sunday editions and its total market coverage (TMC) product, Weekend plus, for the last five calendar years. We believe the advertising volume decline during 2002 in "full run" (which refers to advertisements that are published in all editions of the newspaper, as opposed to "part run" which refers to advertisements published in only certain editions of the newspaper) was a result of advertisers switching to preprints, the downturn in employment advertising and several large retailers decreasing their advertising expenditures. We believe more advertisers are switching to preprints because preprints can offer better opportunities for targeted advertising, better print quality and lower cost.

                                          Annual Advertising Volume
                                   ---------------------------------------
                                    1998    1999    2000    2001    2002
                                   ------- ------- ------- ------- -------
                                            (inches in thousands)
     Full run in column inches.... 2,030.6 1,987.0 2,015.2 1,763.0 1,668.3
     Part run in column inches....    20.6    15.4    24.2    70.7    80.3
     Preprint pieces (in millions)   650.0   659.0   665.7   719.5   773.5

  Community Newspapers and Shoppers

   We own and operate more than 90 community newspapers and shoppers and seven printing plants through our subsidiary, Add, Inc. Advertising revenue and circulation revenue accounted for 70% and 3%, respectively, of our community newspapers' and shoppers' total operating revenue in 2002. We publish 39 shoppers with a combined circulation of more than 780,000 each week. Shoppers are free publications, primarily carrier-delivered to each household in a geographic area, featuring advertisements primarily from local and regional businesses. A few of our shoppers also include local interest stories and weekly columns, such as fishing/hunting reports, obituaries and television listings. These shoppers are delivered to various communities in Wisconsin, Ohio, Louisiana, Vermont and Massachusetts.

   We publish 47 community newspapers, with a combined paid and unpaid circulation of more than 300,000 weekly. Our community newspapers focus on local news and events that are of interest to the local residents. In some markets, our community newspapers are the only source of local news. These local newspapers serve communities in Wisconsin, Connecticut and Florida.

   We also publish 10 niche publications that appeal to a very specific advertiser and reader. A few examples of the niche products are automotive and boating focused publications. We provide niche publications in Wisconsin, Louisiana, Florida and New York.

   In addition to our publishing operations, we also provide commercial printing services including cold-web printing, electronic prepress, bindery and inserting mostly for other weekly niche publications. Revenue from commercial printing accounted for 27% of our community newspapers' and shoppers' total operating revenue in 2002.

   We recently appointed a new president at Add, Inc. The management team is focused on reducing overall costs and improving performance by leveraging our well developed clusters and strong local franchises.

  Newsprint

   The basic raw material of newspapers is newsprint. We currently purchase approximately 95% of our estimated newsprint requirements from two suppliers. We pay market prices for quantities we determine will meet our requirements. The remaining 5% of our newsprint could come from these suppliers or from other suppliers in the spot market.


   We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $446 in 2002 compared to an average net price per ton of $573 in 2001. Our consumption of newsprint declined to 77,161 metric tons in 2002 from 77,900 metric tons in 2001, and our total cost of newsprint decreased $12.3 million during 2002. Based on the average net price per ton in 2002 and consumption of newsprint in 2002, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.8 million.


   The decrease in consumption in 2002 is attributed to fewer advertising pages and a decrease in average net paid circulation. This decrease in consumption was partially offset by our decision to print the weekly television guide on our own new presses versus having it printed by another firm and the use of newsprint for the startup of the new presses.

  Industry and Competition

   Newspaper publishing is the oldest segment of the media industry. Metropolitan and community newspapers often represent the dominant medium for local advertising due to their importance to the communities they serve. We believe newspapers continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods and to maximize household reach.

   Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and paid circulation. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality, and customer service. On occasion, our businesses compete with each other for regional advertising, specifically in the Milwaukee market.

   Advertising revenue is the largest component of a newspaper's total operating revenue. Advertising rates at newspapers, free circulars and publications are usually based on market size, circulation, penetration, demographics and alternative advertising media available in the marketplace. Newspaper advertising revenue is cyclical. Our publishing business tends to see increased operating revenue due to increased advertising activity during certain holidays, in time for summer shopping and just prior to students returning to school. Advertising revenue is also generally affected by changes in national and regional economic conditions. Classified advertising is generally the most sensitive to economic cycles because it is driven primarily by the demand for employment, real estate transactions and automotive sales. While circulation revenue was not as significant as advertising revenue in 2002, circulation trends can affect the decisions of advertisers and advertising rates.

   Although there are several major national newspaper companies, we believe that the newspaper publishing industry in the United States remains highly fragmented. Many smaller publications are owned and operated by individuals whose newspaper holdings and financial resources are generally limited. Further, we believe that relatively few daily newspapers have been established in recent years due to the high cost of starting a daily newspaper operation and building a franchise identity. Moreover, most markets cannot sustain more than one newspaper.

Broadcasting

   Our broadcasting business is conducted through our wholly-owned subsidiary, Journal Broadcast Corporation (doing business as Journal Broadcast Group), and its subsidiaries, which together operate six television stations and 36 radio stations in 11 states. Our broadcasting business accounted for 19.1% of our operating revenue and 29.3% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our broadcasting business.

   Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which they compete. We promote a local focus that allows our stations and clusters to serve listeners, viewers and advertisers more effectively, strengthens each station's brand identity and allows our stations to provide effective marketing solutions for local advertisers by reaching their targeted audiences.

  Radio Broadcasting

   Based on the Fall 2002 Arbitron ratings book, we have the number one station in terms of station audience rank in four of the eight markets in which our radio stations operate, including in Milwaukee where WTMJ-AM has been the top rated radio station for 26 consecutive Arbitron rating periods. We have grown our radio operations primarily through recent acquisitions of stations in mid-sized growth markets. We have acquired 15 of our 36 radio stations since 1999. In 2002, operating revenue from radio operations accounted for 51.2% percent of our broadcasting operating revenue.

   Our radio stations are:

                                                                     Station     Total      FCC
                                       Year                          Audience Stations in License
Market and Station  City of License  Acquired         Format         Rank(1)   Market(2)  Class(3)
------------------ ----------------- -------- ---------------------- -------- ----------- --------
 Milwaukee, WI
 WTMJ-AM           Milwaukee, WI       1927   News/Talk/Sports          1         28         B
 WKTI-FM           Milwaukee, WI       1940   Adult Contemporary       6+         28         B

 Omaha, NE
 KOSR-AM           Omaha, NE           1995   Sports                   17         21         C
 KHLP-AM(4)        Omaha, NE           1997   Talk                     N/A        21         B
 KEZO-FM           Omaha, NE           1995   Rock                      4         21         C
 KKCD-FM           Omaha, NE           1995   Classic Hits              7         21         C2
 KSRZ-FM           Omaha, NE           1998   Hot Adult Contemporary   11         21         C
 KOMJ-AM           Omaha, NE           1999   Adult Standards           6         21         B
 KQCH-FM           Omaha, NE           1999   Contemporary Hits         3         21         C
 KBBX-FM           Nebraska City, NE   1997   Regional Mexican         14         21         C1

 Tucson, AZ
 KFFN-FM           Tucson, AZ          1996   Sports Radio             22         27         C
 KMXZ-FM           Tucson, AZ          1996   Adult Contemporary        1         27         C
 KZPT-FM           Tucson, AZ          1996   Hot Adult Contemporary   10+        27         A
 KGMG-FM           Oracle, AZ          1998   Rhythmic Oldies          13         27         C2

 Knoxville, TN
 WQBB-AM           Powell, TN          1998   Sports                   21+        24         D
 WMYU-FM           Karns, TN           1997   Classic Hits              6         24         A
 WWST-FM           Sevierville, TN     1997   Contemporary Hits         3         24         C1
 WBON-FM           Knoxville, TN       1998   Classic Rock             12+        24         A

 Boise, ID
 KGEM-AM           Boise, ID           1998   Adult Standards          9+         25         B
 KJOT-FM           Boise, ID           1998   Rock                     17         25         C
 KQXR-FM           Boise, ID           1998   Alternative Rock         6+         25         C1
 KTHI-FM           Caldwell, ID        1998   Classic Hits             9+         25         C
 KRVB-FM           Nampa, ID           2000   Adult Alternative        14         25         C
 KCID-AM(4)        Caldwell, ID        1998   Oldies                   N/A        25         C

 Wichita, KS
 KFTI-AM           Wichita, KS         1999   Classic Country           4         21         B
 KFDI-FM           Wichita, KS         1999   Country                   1         21         C
 KICT-FM           Wichita, KS         1999   Rock                      5         21         C1
 KFXJ-FM           Augusta, KS         1999   Classic Hits             10         21         C2
 KYQQ-FM           Arkansas City, KS   1999   Regional Mexican         18+        21         C
 KMXW-FM           Newton, KS          2000   Hot Adult Contemporary   16+        21         C1

 Springfield, MO
 KSGF-AM           Springfield, MO     1999   News/Talk                15+        20         B
 KTTS-FM           Springfield, MO     1999   Country                   1         20         C
 KSPW-FM           Sparta, MO          1999   Contemporary Hits         6         20         C2

 Tulsa, OK
 KFAQ-AM           Tulsa, OK           1999   Talk                     17+        26         A
 KVOO-FM           Tulsa, OK           1999   Country                  5+         26         C
 KXBL-FM           Henryetta, OK       1999   Classic Country          17+        26         C1

--------
(1) Station audience rank equals the ranking of each station, in its market, according to the Fall 2002 Arbitron ratings book. The ranking is determined based on the estimated share of persons 12 years and older listening during an average 15-minute increment (also known as "average quarterly hour," or "AQH," share) occurring Monday-Friday between 6:00 a.m. and midnight. A "+" indicates a tie with another station in the market.
(2) Includes stations qualified to be reported in the Fall 2002 Arbitron ratings book. In order to be qualified to be reported, a station must have received five or more minutes of listening in at least 10 diaries in the market from 6:00 a.m. to midnight, Monday through Sunday, during the survey period.
(3) The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.
(4) Did not qualify to be reported in the Fall 2002 Arbitron ratings book.

   Most of our radio broadcasting operating revenue is generated from the sale of local advertising, with the balance generated from the sale of national, political and issue advertising. Our goal is to achieve a top two radio advertising revenue share in all of our markets. We employ a variety of sales-related and programming strategies to pursue this goal. Our sales-related strategy includes developing a highly trained sales force which employs a solution-based selling approach, through which we seek to partner with our key advertisers to realize their marketing goals and maximize our share of their advertising spending. We believe that developing local station "clusters" allows us to more effectively pursue this solution-based approach because it allows us to offer a variety of format alternatives to reach a broader range of local advertisers. Our programming strategy includes seeking to develop and retain local on-air talent to drive ratings and provide local promotional value for our advertisers. For example, our top-rated morning show hosted by Todd and Tyler at KEZO-FM in Omaha has been on the air with us for nearly 10 years. We have long-term contracts with many of our on-air personalities.

   We base our advertising rates primarily on each station's ability to attract audiences having certain demographic characteristics in the market areas which advertisers want to reach, as well as the number of stations competing in the market. Advertising rates generally are the highest during morning and evening drive-time hours. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

   In an effort to maximize our operating margins, we have implemented a continuing focus on cost reduction. Our cost control strategy includes a centralized management approach to certain functions such as engineering, IT, finance and human resources, in order to generate economies of scale and incorporate best practices. In other areas such as sales and programming, we have adopted a decentralized market-centric approach, which we believe contributes to a differentiated and deep local focus and appeals to our advertisers and listeners.

   We have successfully grown our radio group over the past several years by acquiring stations and aligning them in clusters within a market, in many cases building out the cluster around a lead station. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.


   We currently intend to continue our acquisition program following our cluster strategy in certain existing and new mid-sized growth markets. We have developed a targeted acquisition strategy. We have generally avoided auction processes and have a high rate of success in completing acquisitions we have pursued. We believe that our entrepreneurial employee ownership culture, long history in the business, and reputation in the industry all represent competitive advantages for us in identifying and completing future acquisitions.


  Television Broadcasting

   Based on the November 2002 Nielsen ratings book, we are ranked among the top three stations in terms of station audience rating in all of the six markets in which our television stations operate. As of November 2002, WTMJ-TV, our Milwaukee television station, had the top rated late night local newscast in its Designated Market Area in 43 of the previous 44 ratings periods (based on the percentage of the total potential household audience). In 2002, operating revenue from television operations accounted for 48.8% of our broadcasting operating revenue.

   Our television stations are:

                                                  Station  Station     Total
                              Year     Network   Audience  Audience Stations in
 Station        Market      Acquired Affiliation Rating(1) Share(1)  Market(2)
---------- ---------------- -------- ----------- --------- -------- -----------
WTMJ-TV    Milwaukee, WI      1947       NBC         6        15        13
KTNV-TV    Las Vegas, NV      1979       ABC         3        7         12
WSYM-TV    Lansing, MI        1984       Fox         2        6         7
KMIR-TV    Palm Springs, CA   1999       NBC         3        11        9
KIVI-TV    Boise, ID          2001       ABC         3        12        7
KSAW-TV(3) Twin Falls, ID     2001       ABC         2        6         6

--------
(1) Ratings equal the percentage of the total potential household audience in the Designated Market Area and shares equal the percentages of the audience in the Designated Market Area actually watching television. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2002 Nielsen ratings book.
(2) Includes all television stations whose city of origin is within the Designated Market Area that meet the minimum reporting standards.
(3) Low-power television station.

   The affiliation by a station with one of the four major networks (NBC, ABC, CBS and Fox) has a significant impact on the composition of the station's programming, revenue, expenses and operations. The success of our NBC affiliate stations in Milwaukee and Palm Springs is partially attributable to the strong ratings NBC network programming has generated in recent years. Likewise, lower ratings at ABC have contributed to the relative underperformance at our Las Vegas and Boise stations. We believe that both Las Vegas and Boise are markets with attractive demographic and growth profiles and that as a result, there is significant opportunity for growth and operating improvement at these stations. We believe all of our television stations are strong affiliates with good relationships with the respective networks.

   In all of our markets and regardless of network affiliation, we focus on developing leading local news programming and contracting popular syndicated programming with the objective of maximizing our share of advertising spending in a given market. Based on the November 2002 Nielsen ratings book, we had the number one local late evening news program in two of our six markets (based on the percentage of the total potential household audience), including our recent acquisition, KMIR-TV in Palm Springs, California, and WTMJ-TV in Milwaukee.


   We derive the vast majority of our television broadcasting revenue from advertising. Our television advertising revenue and rates in even-numbered years benefit from political, issue, and Olympics-related advertising. NBC has purchased the right to broadcast the Olympics through 2012, and we expect higher operating revenue in these years because the expected increased ratings for our two NBC affiliates will allow them to sell advertising at premium rates.


   We intend to pursue additional acquisitions of television stations, particularly stations in mid-sized growth markets with potential for operating improvement. Depending on the outcome of current discussions on deregulation at the FCC, we may seek to add second stations in our existing markets and exploit other potential clustering or cross-ownership opportunities as they arise.

   We have made substantial investments in digital conversion equipment at our stations and are fully compliant with FCC mandates on digital broadcasting. We do not currently anticipate significant additional future capital investment associated with our digital conversion.

  Industry and Competition

   We compete with other radio and television stations, newspapers, cable television, satellite television, direct mail services, billboards, the Internet and, in the future, may also compete with the emerging satellite radio technology for advertising dollars. We believe some of the factors an advertiser considers when choosing an advertising medium include its overall marketing strategy and reaching its targeted audience in the most cost-effective manner. In both radio and television broadcasting, operating revenue is derived primarily from advertising. Ratings, which estimate the number of viewers or listeners tuning in to a given station, highly influence competition in broadcasting because they affect the advertising rates the broadcaster can charge--higher ratings generally mean the broadcaster can charge higher rates for advertising. Advertising rates for both the radio and television broadcast industries are also based upon a variety of other factors, including a program's popularity among the advertiser's target audience, the number of advertisers competing for the available time, the size and demographic makeup of the market served and the availability of alternative advertising in the market. By having a "cluster" of several stations within one market, we can offer advertisers the opportunity to purchase air time on more than one of our stations in order to reach a broader audience.

   Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Changes in market demographics, the entry of competitive stations or the adoption of competitive formats by existing stations could result in lower ratings, which could in turn reduce advertising revenue. Technology can play an important role in competition as the ratings each station receives also depend upon the strength of the station's signal in each market and, therefore, the number of viewers or listeners who have access to the signal. We continue to invest in the technology needed to maintain, and where possible, strengthen our signals.

   Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (NBC, ABC, CBS and Fox). The second category comprises stations affiliated with newer national networks, such as UPN, WB and Paxson Communications Corporation (or PAX TV). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the operating revenue of a television station because the audience ratings generated by a network's programming can affect the rates at which a station can sell advertising time. Generally, rates for national and local spot advertising sold by us are determined by each station, which receives all of the operating revenue, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time, the popularity of the station's programming and market size.

   Seasonal operating revenue fluctuations are common in the broadcasting industry and are primarily due to fluctuations in advertising expenditures by retailers and automobile manufacturers. Broadcast advertising is typically strongest in the second and fourth quarters of the year. This coincides with increased advertising around certain holidays. The second quarter tends to show an increase in automotive advertising as well as increases in tourism and travel advertising before the summer months. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affects the broadcast industry in general and the operating revenue of individual television and radio stations.

Telecommunications

   We conduct our telecommunications business through our subsidiary Norlight Telecommunications, Inc., which provides both wholesale telecommunications services, sometimes referred to as "carrier services," and business-to-business telecommunications services, sometimes referred to as "enterprise services," or "commercial services." We have operated our telecommunications business for more than 30 years, and during this time it has emerged as a premier service provider focused on mid- to smaller-sized cities in the Great Lakes region. Our telecommunications business accounted for 18.6% of our operating revenue and 35.9% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our telecommunications business.


   Throughout the history of our telecommunications business, we have applied a disciplined approach to our cost structure and the investment of capital, consistent with our desire to build and maintain a high quality fiber optic network while earning a substantial return on our investment.


   Our wholesale telecommunications business provides network transmission solutions for other telecommunications carriers, including interexchange (nationwide long distance) carriers, wireless carriers, Internet service providers, incumbent local exchange carriers and competitive local exchange carriers in order to provide voice, video, data and Internet applications for their customers. Our business-to-business service provides integrated voice and data communications solutions, specifically dedicated circuits, frame relay (statistically multiplexed packet data service), ATM (Asynchronous Transfer Mode--a very high speed transmission technology), Internet access and switched voice services (pay-by-the-minute long distance including domestic, international and calling card services) to small and medium sized businesses in the upper Midwest. Our satellite and video services provide terrestrial and satellite transmission of broadcast quality video signals to broadcast, entertainment and sports industries, educational institutions and businesses.

   The foundation for our telecommunications success has been our customer loyalty focused strategy. Our telecommunications business generally receives high marks for strong brand recognition and for customer satisfaction, with the results of a 2002 survey conducted by Peregrine Marketing Research showing that 86.8% of our enterprise customers are generally very satisfied with our service. This strategy reflects the view that the continued and future success of our telecommunications business is dependent upon reliability and responsiveness to customers. Each customer has its own dedicated account team to manage and design effective telecommunications solutions.

   We refer to the employees of our telecommunications business as the "Guardians of Data." This message is meant as an indication of our commitment to being the provider of choice in providing innovative solutions within the data product category.

   We own and operate 3,794 route miles of fiber optic network connecting Wisconsin, Michigan, Indiana, Minnesota, Illinois, Iowa and Ohio. We also own an additional 669 route miles that are available for future network traffic. The network is designed to carry telecommunications traffic to second and third tier markets (population sizes greater than 50,000) within its footprint. The transport layer of the network uses SONET (Synchronous Optical Network) technology to transport digital signals. The network is configured in a ring physical topology, with multiple fibers providing redundancy. Given this configuration, in the event that an individual fiber strand suffers a catastrophic failure, traffic is automatically re-routed to avoid service interruption. Our network terminates in many smaller cities such as Green Bay, Wisconsin, Battle Creek, Michigan and Rochester, Minnesota, as well as first tier markets. This ability to provide our customers with deeper direct penetration differentiates us from many of our competitors. Pricing to and from these markets has also experienced somewhat less pressure than in the larger cities.

   WorldCom, Inc. and Global Crossing, our largest telecommunications customers, together accounted for 20.1% of our total telecommunications operating revenue in 2002. Global Crossing filed for Chapter 11 bankruptcy protection in January 2002 and WorldCom filed for Chapter 11 bankruptcy protection in July 2002. Both companies are also currently under investigation by the Securities and Exchange Commission and the Justice Department. However, we continue to provide services to both WorldCom and Global Crossing and receive payments for those services in the ordinary course of business. The loss of the ongoing business of either of these two customers would have a significant and adverse effect on our results of operations.

  Industry and Competition

   Norlight operates in the Inter-exchange Transport Services segment of the telecommunications market. Its competitors consist of multiple large national carriers such as AT&T, WorldCom, Global Crossing and Sprint; regional carriers, such as McLeodUSA Telecommunications, US Signal, TDS Telecom; and local exchange carriers, such as SBC Communications, Verizon and Qwest Communications.

   We believe the recent financial crisis within the telecommunications industry will continue with the resulting effect being a limited availability of capital. Several carriers have ceased their operations or been acquired; however, overcapacity and too many competitors continues to be a significant issue leading to price instability. Our telecommunications business has had the benefit of adequate and timely access to financial resources from us, which has enabled it to expand its network to meet service needs or pursue sales opportunities. We believe our ability to react quickly by executing custom-designed integrated solutions to meet customer requests is a significant point of positive differentiation in the current market. We further believe that the responsive, customer-focused approach of our sales teams and technical staff, coupled with high quality service offerings, is a significant competitive advantage.

Printing Services

   Our printing services business is conducted through our subsidiary IPC Communication Services, Inc. Our printing services business accounted for 12.2% of our operating revenue and 1.8% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding our printing services business.

   IPC, which was founded in 1949 and acquired by us in 1992, provides a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. The foundation of our printing business includes printing scientific, medical and technical journals. We generally utilize conventional and electronic pre-press processes, web and sheet-fed printing and complete bindery and finishing in our printing processes. We are also a Microsoft authorized replicator of certificates of authenticity applied to various software products. All of these markets are served through our direct sales force.


   The printing services industry is highly competitive and generally characterized by lower operating margins. As a result, we maintain an aggressive approach to managing costs. We have recently shut down certain unprofitable operations and implemented other cost containment initiatives. In addition, we consistently seek opportunities to grow revenue through existing or new business. For example, we believe there are opportunities for growth in providing printing products and services to OEMs (original equipment manufacturers). We believe our experience in providing these services to the technology marketplace is a competitive advantage, and we intend to leverage that advantage by expanding our services to other OEMs including industrial and consumer products OEMs.

   A large computer hardware OEM accounted for 37.6% of our printing services operating revenue in 2002. The loss of this customer could have a material adverse effect on our results of operations.

  Industry and Competition

   The printing services industry has continued to experience consolidation over the last few years. This trend has resulted in fewer private, independent competitors, creating several competitors that are larger than us in size with broader product offerings. The major competitive factors that impact our printing services business are price and schedule flexibility, customer service and finished products quality, time to market and distribution capabilities.

   We compete with a large number of companies, some of which have greater resources and capacity. In recent years, there has been excess capacity in the printing industry that has increased competition. Rapid technological changes as well as a more global market place, both in terms of supply and demand, have also brought new competitors to the market place. To lessen exposure to larger competitors with greater resources, we focus generally on specialized markets with small- to medium-sized print run requirements where we can achieve market differentiation and gain competitive advantages through knowledge of the market and the ability to offer high quality solutions to customers.

Other

   Our other businesses consist of our label printing business conducted through our subsidiary NorthStar Print Group and our direct marketing services business conducted through our subsidiary PrimeNet Marketing Services. These businesses accounted for 11.8% of our operating revenue and 3.1% of our operating earnings for the year ended December 31, 2002. See note 12 to our consolidated financial statements for additional financial information regarding these businesses.

   Our label printing business has three production facilities in Wisconsin and Michigan's Upper Peninsula and produces glue-applied, in-mold, and pressure sensitive labels for the beverage, automotive products, household chemical and other major industries. Our label printing business is dedicated to providing all of its customers with exceptional performance and flexibility. SAB/Miller Brewing Company accounted for 50.7% of our label printing business' revenue in 2002. In 2002, our label printing business was in the second year of a five-year contract with SAB/Miller Brewing Company. The loss of SAB/Miller Brewing Company could have a material adverse effect on our results of operations.

   Our direct marketing business provides nationwide direct marketing support services to marketers of automotive, retail, publishing, financial and other services. Our direct marketing business is committed to providing innovative data, print and mail solutions that are always on time and right.

Compliance with Environmental Laws

   As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state, and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. However, there can be no assurance that compliance with existing or new environmental laws and regulations will not require us to make future expenditures.

Regulation

   Our businesses are subject to regulation by governmental authorities in the United States and in the various states in which we operate.

  Television and Radio Regulation

  Introduction

   Our television and radio broadcasting operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (which we refer to as the Communications Act). Under authority of the Communications Act, the FCC, among other things, assigns frequency bands for broadcast and other uses; grants permits and licenses to construct and operate television and radio stations for particular frequencies; issues, revokes, modifies and renews radio and television broadcasting licenses; determines the location and power of stations and establishes areas to be served; regulates equipment used by stations; determines whether to approve changes in ownership or control of station licenses; regulates the content of some forms of programming; adopts and implements regulations and policies which directly or indirectly affect the ownership, operations and profitability of broadcasting stations; and has the power to impose penalties for violations of its rules.

   Licensed broadcast stations must pay FCC regulatory and application fees, and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, closed captioning of certain television programming, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. Additionally, the FCC's rules require licensees to create equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts. Television stations are also required to broadcast a minimum of three hours per week of "core" children's educational programming, which must be identified as educational and informational programs over the air at the time they are broadcast, and are required to be identified in the children's programming reports required to be placed quarterly in the stations' public inspection files and filed quarterly with the FCC.

   The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. Failure to observe the provisions of the Communications Act and the FCC's rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the withholding of approval for acquisition of additional broadcast properties.

  Broadcast Licenses/Renewals

   The Communications Act permits the operation of broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The FCC grants broadcast licenses for specified periods of time and, upon application, may renew the licenses for additional terms (ordinarily for the maximum eight years). Generally, the FCC renews broadcast licenses upon a finding that: (i) the broadcast station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or the FCC's rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may renew a broadcast station's license, either with conditions, or without, or it may designate the renewal application for hearing. Although there can be no assurance that our licenses will be renewed, we have not to date had a violation of the FCC's regulations that jeopardized the renewal of our licenses and we are not currently aware of any facts that would prevent their timely renewal.

  Ownership Restrictions

   The Communications Act and FCC rules and policies include a number of limitations regarding the number and reach of broadcasting properties that any person or entity may own, directly or by attribution. FCC approval is also required for transfers of control and assignments of licenses.


   The FCC is required to review biennially the following media ownership rules and to repeal or modify any rules it determines to be no longer in public interest: the Broadcast-Newspaper Cross-Ownership Rule; the Local Radio Ownership Rule; the Television-Radio Cross-Ownership Rule; the Dual Network Rule; the Local Television Ownership Rule; and the National Television Ownership Rule. In a decision adopted June 2, 2003, the FCC decided to relax many of these rules. The FCC has not yet released the text of the new rules. Accordingly, the summaries set forth below are based on the FCC's news releases and statements of the five FCC commissioners.



   Under the current Broadcast-Newspaper Cross-Ownership Rule, unless grandfathered or subject to waiver, no party may have an attributable interest in both a television station and a daily English-language newspaper in the same market if the television station's Grade B contour encompasses the entire community in which the newspaper is published. Our media operations in Milwaukee were grandfathered under this rule. Under the new rule, a party may have an attributable interest in a television station and a daily English-language newspaper if the television market has more than three television stations.


   Under the Local Radio Ownership Rule, the number of radio stations an entity may own in a given market is dependent upon the size of that radio market. Specifically, in a radio market with 45 or more commercial radio stations, a party may own, operate, or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM). In a radio market with between 30 and 44 commercial radio stations, a party may own, operate, or control up to seven commercial radio stations, not more than four of which are in the same service. In a radio market with between 15 and 29 (inclusive) commercial radio stations, a party may own, operate, or control up to six commercial radio stations, not more than four of which are in the same service. In a radio market with 14 or fewer commercial radio stations, a party may own, operate, or control up to five commercial radio stations, not more than three of which are in the same service, except that a party may not own, operate, or control more than 50% of the stations in such market. This rule was retained by the FCC, except that the definition of "radio market" is no longer based on technical service areas of the combined stations, but on the radio market to which the Arbitron ratings service assigns the affected stations.



   The current Television-Radio Cross-Ownership Rule generally allows common ownership of one or two television stations and up to six radio stations in any market where at least 20 independent voices would remain post-combination; two television stations and up to four radio stations in a market where at least 10 independent voices would remain post-combination; and one television and one radio station notwithstanding the number of independent voices in the market. A "voice" generally includes independently owned, same-market, commercial and noncommercial broadcast television and radio stations, newspapers of certain circulation, and a cable system of sufficient size. Waivers of the radio/television cross-ownership rule are available only where the station being acquired is "failed" (i.e., off the air for at least four months or involved in court-supervised involuntary bankruptcy or insolvency proceedings). A buyer seeking such a waiver must also demonstrate, in most cases, that it is the only buyer ready, willing, and able to operate the station, and that sale to an out-of-market buyer would result in an artificially depressed price. Under the new rules, cross-ownership of television stations and radio stations is not limited in television markets with nine or more television stations. In television markets with between four and eight television stations, the rules permit any one of the following combinations: (i) one daily newspaper, one television station and up to half the radio station limit in the market under the local radio ownership rules; (ii) one daily newspaper and up to the radio station limit in that market; or (iii) one television station and up to the radio station limit in that market. The new rules do not permit common ownership of radio stations, television stations and newspapers in markets with three or fewer television stations. The text of the FCC's decision also will reportedly announce relaxed waiver standards.



   The Dual Network Rule permits a television broadcast station to affiliate with a network that maintains more than one broadcast network, unless the dual or multiple networks are composed of a combination between ABC, CBS, Fox, or NBC. This rule was retained by the FCC in its June 2, 2003 decision.



   Under the current Local Television Ownership Rule, absent a waiver, an individual (or entity) may not have attributable interests in more than one television station in a market, unless the market will have at least eight independent television voices after the combination and at least one of the stations is not one of the top-four-rated stations in the television market or unless the stations' Grade B contours do not overlap. Under the new rule, common ownership of up to three television stations is permitted in markets with 18 or more television stations. Common ownership of up to two television stations is permitted in television markets with between five and 17 television stations. Ownership of just one television station is permitted in television markets with fewer than five television stations. The new rules do not permit combinations of two or more of the top-four-rated television stations in any markets.



   Under the National Television Ownership Rule, any entity is prohibited from controlling television stations the combined audience reach of which exceeds 35% of the television households in the United States (the number of households served by UHF stations is discounted by 50% for the purposes of this calculation). Under the new rule, the aggregate audience reach is increased from 35% to 45%.




  Digital Television

   The FCC has approved technical standards and channel assignments for digital television ("DTV") service. DTV will permit broadcasters to transmit video images with higher resolution than existing analog signals and broadcast in multiple streams with various programs on one channel. The U.S. Congress and the FCC have directed all U.S. television stations to transition from analog to digital format, which will (i) enable stations to transmit high-definition television (or several channels of standard definition television) and data, and (ii) reduce the amount of spectrum needed for broadcast television to the spectrum located between what are now television channels 2 through 51 (called the "core spectrum"). Operators of full-power television stations have each been assigned a second channel for DTV while they continue analog broadcasts on the original channel.

   During the digital television transition period, all established television stations have been allocated a separate 6-megahertz channel on which to conduct digital operations. Beginning in April 2003, every station must simulcast at least half of its analog programming in a digital format on its digital channel, with the simulcast percentage increasing to 100% by April 2005.

   To the extent a station has "excess" digital capacity (i.e., digital capacity not used to transmit a single free, over-the-air video program), it may elect to use that capacity in any manner consistent with FCC technical requirements, including data transmission, interactive or subscription video services, or paging and information services. If a station uses its digital capacity for such "ancillary or supplementary" services, it must pay the FCC 5% of the gross revenues realized from such "feeable" services.

   The transition to DTV is to occur, if not delayed pursuant to statute, by December 31, 2006. The FCC is required to reclaim the non-core spectrum from broadcasters unless certain conditions are met, including that digital-to-analog be generally available and that at least 85% of TV households in a given market have access to digital broadcast signals either over-the-air or through cable or satellite. At the end of the transition period, broadcasters will be required to return one of the two channels to the FCC and broadcast exclusively in digital format.

   The effect digital broadcasting will have on us remains to be seen. Like other television broadcasters, we have made substantial capital investments for digital equipment in order to meet the FCC's mandates. The opportunities provided by digital broadcasting are all in the formation stages. In November 2000, WTMJ-TV became the first commercial television station in Milwaukee to broadcast digitally on WTMJ-DT. We have completed and paid for the installation of High Definition transmission in facilities at each of our television stations and each station is broadcasting in High Definition in accordance with standards set forth by the FCC.

  Relationship With Cable/Satellite

   A number of provisions of the Communications Act and FCC regulations regulate aspects of the relationship between broadcast television and subscriber services such as cable and satellite. The rules generally provide certain protections for broadcast stations, for whom cable and satellite services are both an important distribution channel and a provider of competing television channels.

   To ensure that every local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every full-power television broadcast station to require that all local cable systems transmit that station's analog programming to their subscribers within the station's market (the so-called "must-carry" rule). Alternatively, a station can elect to forego its must-carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system--"retransmission consent." A station electing retransmission consent assumes the risk that it will not be able to strike a deal with the cable operator and will not be carried. A station has the opportunity to elect must-carry or retransmission consent every three years. A station that fails to notify a cable system of its election is presumed to have elected must-carry.

   A similar arrangement governs carriage of local broadcast channels by satellite television. A satellite provider is not required to transmit the signal of any television station to its subscribers in that station's market. However, as of January 1, 2002, if a satellite provider chooses to provide even one local station to its subscribers in a defined market area, the provider also must transmit locally every other station in that market that elects must-carry status. (As with cable, stations may opt to pursue retransmission consent agreements.) A local television station that fails to make any election is deemed to have elected retransmission consent and is not guaranteed carriage. A satellite provider need not carry a station on any particular channel, but all channels from the same market must be contiguous. The first carriage election applies until December 31, 2005. After this initial term, all successive periods will be three years long, consistent with cable must-carry periods.

  Telecommunications

  Federal

   The FCC regulates interstate and international telecommunications services. The FCC imposes extensive regulations on common carriers such as incumbent local exchange carriers ("ILECs") that have some degree of market power. The FCC imposes less regulation on common carriers without market power, such as Norlight. The FCC permits these nondominant carriers to provide domestic interstate services (including long distance and local access services) without prior authorization; but it requires carriers to receive an authorization to provide or resell international telecommunications services, between the United States and international points and to publish rates and terms of service. We have obtained FCC authorization to provide international services on a facilities and resale basis. On February 20, 2003, the FCC adopted new rules in its Triennial Review proceeding concerning the obligation of incumbent local exchange carriers under the

Telecommunications Act of 1996 ("the 1996 Act") to make unbundled elements of their networks available to new local entrants like Norlight. The FCC has not yet issued the text of that decision or any underlying rules that the FCC may have adopted. Based on a public news release issued by the FCC, it appears that the FCC will, among other matters, give individual state regulators a larger role in determining whether, and to what extent the ILECs should be required to provide a platform of unbundled elements ("UNE-P") to competitors at rates based on an incremental costing methodology known as TELRIC. The FCC order will also restrict the extent to which competitive service providers will be able to acquire the DSL spectrum on local loops from the ILECs at TELRIC-based rates (or at all). Because the FCC has yet to release the text of its decision, we have not been able to fully assess what impact, if any, they will have on our telecommunications operations.

   The 1996 Act contains special provisions that modify previous court decrees that prevented the Bell Operating Companies ("BOCs") from providing long distance services. These provisions permit a BOC to enter the long distance market in its traditional service region if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that, in each state for which it seeks long distance authority, the BOC has entered into interconnection agreements with new local entrants that satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the BOC's entry into long distance markets is in the public interest. To date, the FCC has approved BOC petitions to provide in-region long distance service in every state except Arizona, Illinois, Indiana, Michigan, Minnesota, Ohio and Wisconsin. An application by Qwest is pending in Minnesota. The FCC has to date treated Internet service providers ("ISPs") as information service providers, which are exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to a universal service fund. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax, and other requirements may apply to our provision of Internet access services. We cannot predict the likelihood that state, federal or foreign governments will impose additional regulation on our Internet business, nor can we predict the impact that future regulation will have on our operations.

   On April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the 1996 Act. In that Report, the FCC stated, among other things, that the provision of transmission capacity to ISPs constitutes the provision of "telecommunications" or "telecommunications service" and is, therefore, subject to universal service contributions. The FCC indicated that it would reexamine its policy of not requiring an ISP to contribute to the universal service mechanisms when the ISP provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any such contribution by a facilities based ISP would be related to the ISP's provision of the underlying telecommunications services. In the Report, the FCC also indicated that it would examine the question of whether certain forms of "phone-to-phone Internet Protocol telephony" are information services or telecommunications services. It noted that the FCC did not have an adequate record on which to make any definitive pronouncements on that issue at this time, but that the record the FCC had reviewed suggests that certain forms of phone-to-phone Internet Protocol telephony appear to have similar functionality to non-Internet Protocol telecommunications services and lack the characteristics that would render them information services.

   On October 18, 2002, AT&T Corporation filed a petition for declaratory ruling with the FCC with respect to phone-to-phone Internet Protocol telephony. The petition requested that the FCC affirm that such services are exempt from the access charges applicable to circuit switched interexchange calls and that it is lawful to provide such service through local end user services. Comments were filed with the FCC in response to the AT&T petition, and it is unclear when the FCC might rule on the question presented. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of Internet access and related Internet Protocol-based voice, telephony and backbone services. The Communications Act requires that providers of common carrier telecommunications service contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC. The FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors' interstate and international revenues derived from U.S. domestic end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. Pursuant to federal regulations, we pay these contributions and recover the cost through a surcharge to our retail customers. The amount of our contributions varies each quarter based upon the total amount of federal universal service support being provided under the FCC's federal mechanisms and associated administrative expenses, the methodology used by the FCC to calculate each carrier's contributions, and the proportion of our assessable revenues derived from domestic end users for non-common carrier telecommunications or common carrier telecommunications services to, for all contributors, the total amount of assessable revenues derived from domestic end users for telecommunications or telecommunications services. The extent to which our services are viewed as non-common carrier telecommunications or common carrier telecommunications services or as unregulated information services will also affect our contributions.

   On December 13, 2002, the FCC adopted a Report and Order modifying the current method of carrier contributions to the universal service fund to impose universal service contributions on the basis of projected, collected end-user interstate revenues. This revised methodology is intended to operate as an interim solution only, subject to further revision following the comments in response to the Commission's Second Further Notice of Proposed Rulemaking included in this Order. The interim changes adopted by the FCC will not have a material impact on the amount of our contributions. In the Second Further Notice, the FCC seeks comment on how to further reform the manner in which the FCC assesses carrier contributions to the universal service fund. We are unable to predict the changes, if any, the FCC will adopt and the cumulative effect of any such changes on our total universal service contribution payments.

   In 1999, the FCC strengthened its existing collocation rules to encourage competitive deployment of high-speed data services. The order, among other things, restricted the ability of ILECs to prevent certain types of equipment from being collocated and required ILECs to offer alternative collocation arrangements that will be less costly. Early in 2000, the D.C. Circuit struck down several aspects of the collocation order and remanded it back to the FCC for further consideration. In response to the remand, the FCC released an order in August 2001. In that order, the FCC found that multifunctional equipment could be collocated only if the primary purpose and function of the equipment is for the CLEC to obtain "equal in quality" interconnection or nondiscriminatory access to UNEs. The FCC also eliminated its rules that gave new local entrants the option of picking their physical collocation space. Following this remand order, several ILECs filed petitions for review with the D.C. Circuit. In June 2002, the D.C. Circuit issued its decision in Verizon Telephone Companies v. FCC upholding the FCC's collocation rules in their entirety and denying the ILEC petitions for review.

   In 2001 and 2002, the FCC initiated several proceedings that may have an effect on how the FCC regulates local competition and broadband services as well as how it assesses universal service contribution requirements. Because the FCC has not released orders adopting new regulations governing these issues, we are unable to assess the potential effect at this time.

  State

   The 1996 Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other pro-competitive measures. Because the implementation of the 1996 Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services will be introduced.

   State regulatory agencies have jurisdiction when Company facilities and services are used to provide intrastate telecommunications services. A portion of our traffic may be classified as intrastate telecommunications and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We currently are authorized to provide interexchange telecommunications services in all states and jurisdictions where we are operating.

   We are currently pursuing a strategy intended to provide additional local service alternatives to our customers. Using means such as interconnection agreements or collocation arrangements, we intend to secure improved service levels at a reduced cost for the "last mile" of service connection. To facilitate obtaining this path from our point-of-presence to the local exchange authority central office (the last mile), we are in the process of securing local exchange authority in a number of states in which we conduct business. We have approved interconnection agreements with SBC in Wisconsin, Michigan, Illinois, Indiana and Ohio, and with Qwest in Minnesota, and will be required to obtain and maintain interconnection agreements with other ILECs where we wish to provide local service or otherwise utilize unbundled elements of resale.

  Local

   Our networks will be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city-by-city, county- by-county and state-by-state basis. To install our own fiber optic transmission facilities, we will need to obtain rights-of-way over privately and publicly owned land. Rights-of-way that are not already secured may not be available to us on economically reasonable or advantageous terms.

Employees

   As of March 23, 2003, we and our subsidiaries had approximately 4,200 full-time and 1,800 part-time employees compared to approximately 4,400 full-time and 1,800 part-time employees at March 24, 2002. The decrease in the number of employees is a result of workforce reduction programs, business divestitures, and attrition. Currently, there are 13 bargaining units representing approximately 1,100 (or approximately 18%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Ten of our 13 agreements will expire within the next two years.


Properties

   Our corporate headquarters are located in Milwaukee, Wisconsin. We believe all of our properties are well maintained, are in good condition, and suitable for present operations. There are no material encumbrances on any of our properties or equipment. The following are the principal properties operated by us and our subsidiaries in which the approximate areas are reported in square feet, as of December 31, 2002:

                                                                                                   Owned  Leased
                                                                                                  ------- -------
Publishing
Printing plants, newsrooms, offices, warehouses and a garage located in:
   Milwaukee, WI (1)............................................................................. 596,000 155,000
   West Milwaukee, WI (2)........................................................................ 449,000      --
   Cedarburg, WI.................................................................................  16,000      --
   Waukesha, WI..................................................................................      --  35,000
   Wauwatosa, WI.................................................................................  20,000      --
   Sturtevant, WI................................................................................      --  11,000
   New Berlin, WI................................................................................  15,000   8,000
   Madison, WI...................................................................................      --  10,000
   Waupaca, WI (3)...............................................................................  58,000      --
   Hartland, WI..................................................................................  58,000      --
   Appleton, WI..................................................................................      --   5,000
   Mukwonago, WI.................................................................................      --   6,000
   Elkhorn, WI...................................................................................      --   5,000
   Waterford, WI.................................................................................      --   7,000
   Oconomowoc, WI................................................................................      --   8,000
   West Bend, WI.................................................................................   7,000      --
   Hartford, WI..................................................................................   7,000      --
   New London, WI................................................................................   6,000      --
   Rhinelander, WI...............................................................................   9,000      --
   Fond du Lac, Sheboygan, Beaver Dam, Johnson Creek, Germantown Muskego, Port Washington,
     Whitewater, Jefferson, Marshfield, Merrill, Oshkosh, Seymour, Stevens Point, Menomonee
     Falls, Wausau, and Wisconsin Rapids, WI.....................................................  10,000  33,000
   Shelton, CT...................................................................................      --   7,000
   Trumbull, CT..................................................................................  86,000      --
   Venice, Orange Park, Jacksonville, Sarasota and Ponte Vedra, FL...............................      --  14,000
   Baton Rouge and Kenner, LA....................................................................      --  28,000
   New Orleans, LA...............................................................................  10,000  53,000
   Dalton and Lee, MA............................................................................      --   3,000
   Carroll, OH...................................................................................  37,000      --
   Cambridge, Chilicothe, Circleville, Coshocton, Jackson, Logan, New Lexington, Newark, Waverly
     and Zanesville OH...........................................................................      --  17,000
   Bennington and Manchester Village, VT.........................................................      --  13,000

                                                                Owned  Leased
                                                               ------- -------

  Broadcasting
  Offices, studios and transmitter and tower sites located in:
     Milwaukee, WI (3)........................................ 109,000      --
     Las Vegas, NV............................................  22,000      --
     Lansing, MI..............................................   2,000  13,000
     Palm Springs, CA.........................................  19,000   1,000
     Omaha, NE................................................   3,000  25,000
     Tucson, AZ...............................................   1,000   9,000
     Knoxville, TN............................................  25,000      --
     Boise, ID................................................  49,000  14,000
     Wichita, KS (4)..........................................  23,000   6,000
     Springfield, MO..........................................   2,000   9,000
     Tulsa, OK................................................  22,000   1,000

  Telecommunications
  Offices and satellite antennae located in:
     Brookfield, WI (3).......................................      --  51,000
     Green Bay, WI............................................      --   3,000
     Madison, WI..............................................      --   2,000
     Afton, WI................................................   4,000      --
     Skokie, IL...............................................      --   6,000
     Chicago, IL..............................................   6,000      --
     Buffalo Grove, IL........................................   3,000      --
     Grand Rapids, MI.........................................   2,000      --
     Lansing, MI..............................................      --   2,000
     Indianapolis, IN.........................................      --   2,000
     St. Paul, MN.............................................      --   3,000

  Printing services
  Offices, printing plants and warehouses located in:
     St. Joseph, MI (3).......................................      -- 333,000
     Lebanon, TN..............................................      --  11,000
     Austin, TX...............................................      --  11,000
     Foothill Ranch, CA (5)...................................      -- 201,000
     San Jose, CA (6).........................................      -- 368,000
     Fremont, CA (6)..........................................      -- 253,000

  Label printing
  Offices, printing plants and warehouses located in:
     Norway, MI............................................... 108,000   4,000
     Watertown, WI (3)........................................  63,000  22,000
     Green Bay, WI............................................  40,000      --
     Milwaukee, WI (7)........................................ 128,000      --

  Direct marketing services
  Offices, plants and warehouses located in:
     St. Paul, MN (3).........................................      --  87,000
     Clearwater, FL...........................................      --  32,000
     Milwaukee, WI............................................      --  23,000

--------
(1) Includes our corporate headquarters and the Milwaukee Journal Sentinel's business and editorial offices and printing operations.
(2) New production facility housing printing, packaging, inserting, recycling and transportation operations of the Milwaukee Journal Sentinel.
(3) Includes our business operations headquarters office.
(4) Includes 4,700 square feet not in use.
(5) 138,000 square feet is sublet to third parties (pursuant to subleases expiring June 2005) and 63,000 square feet is not in use.

(6) Property is sublet to third parties (pursuant to subleases that begin to expire December 2003).
(7) Property is currently not in use and held for sale.

Legal Proceedings

   We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

   Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

   Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc.   In
August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

                                  MANAGEMENT

Directors

   Steven J. Smith is currently the sole director of New Journal. Prior to the completion of the initial public offering, New Journal expect to restructure its board of directors, as discussed below under "Management--Directors--Composition of New Journal's Board of Directors."


   The following table sets forth the current directors of Journal Communications, their ages and their principal occupations as of June 1, 2003. Persons listed as officers of Journal Communications serve in their current capacities with both Journal Communications and New Journal.



Name              Age                        Principal Occupation
----              ---                        --------------------
Steven J. Smith.. 53  Chairman of the Board & Chief Executive Officer
Douglas G. Kiel.. 54  President
Paul M. Bonaiuto. 52  Executive Vice President & Chief Financial Officer
James J. Ditter.. 41  Vice President; President, Norlight Telecommunications, Inc.
David J. Drury... 54  President and Chief Executive Officer, Poblocki & Sons LLC
James L. Forbes.. 70  Chairman, Badger Meter, Inc., Milwaukee, WI
Cynthia L. Gault. 48  Account Executive, WTMJ-TV
Mary Hill Leahy.. 48  Senior Vice President & General Counsel
Roger D. Peirce.. 65  Consultant
David D. Reszel.. 51  Advertising Special Sections Manager, Journal Sentinel Inc.
Keith K. Spore... 60  Senior Vice President; President & Publisher, Journal Sentinel Inc.
Mary Ellen Stanek 47  Managing Director and Chief Investment Officer, Baird Advisors,
                      Robert W. Baird & Co., Incorporated
Karen O. Trickle. 46  Vice President and Treasurer


   Steven J. Smith is Chairman of the Board and Chief Executive Officer of Journal Communications. Mr. Smith was elected Chief Executive Officer of Journal Communications in March 1998 and Chairman in December 1998. Mr. Smith was President of Journal Communications from September 1992 to December 1998. Mr. Smith is a member of the Executive Committee, and has been a director since 1987.

   Douglas G. Kiel is President of Journal Communications. Mr. Kiel was elected President of Journal Communications in December 1998. In addition, Mr. Kiel has been the Chief Executive Officer of Journal Broadcast Group since December 2001. He was Journal Communications' Executive Vice President between June 1997 and December 1998 and President of Journal Broadcast Group from June 1992 to December 1998. Mr. Kiel has been a director since 1991.

   Paul M. Bonaiuto is Executive Vice President and Chief Financial Officer of Journal Communications. Mr. Bonaiuto was elected Executive Vice President in June 1997 and Chief Financial Officer in January 1996. Mr. Bonaiuto was Senior Vice President of Journal Communications between March 1996 and June 1997. Mr. Bonaiuto has been a director since 1993.

   James J. Ditter is a Vice President of Journal Communications. Mr. Ditter was elected Vice President of Journal Communications in September 1995. In addition, Mr. Ditter has been President of Norlight Telecommunications since September 1995. Mr. Ditter is a member of the Human Resources Committee, and has been a director since 1995.

   David J. Drury is the President, CEO and majority owner of Poblocki & Sons LLC since July 1999. Poblocki & Sons LLC is a privately-held exterior and interior sign systems company located in West Allis, Wisconsin. He is a certified public accountant, a former partner of Price Waterhouse and served as a business consultant in 1997-1999. He is a director and a member of the audit committee at both St. Francis Capital Corporation and Plexus Corp. Mr. Drury has been a director since 2002.

   James L. Forbes is the non-employee Chairman of Badger Meter, Inc., Milwaukee. Mr. Forbes served as Chief Executive Officer of Badger Meter from 1987 to 2002. Mr. Forbes was President of Badger Meter from 1982 to 1999 and 2000 to 2001. Badger Meter is a marketer and manufacturer of flow management and control products. Mr. Forbes is also a director of Badger Meter and Cobalt Corporation. He is a member of the Executive Committee and the Compensation/Management Review Committee and the chair of the Audit Committee, and has been a director since 1996.

   Cynthia L. Gault has served as Account Executive for WTMJ-TV, one of Journal Communications' television stations, since November 1998. Previously, Ms. Gault was a broadcast Account Executive, Marketing Director and Media Consultant before taking a seven-year family leave. Ms. Gault was elected to the 58th and 59th terms of the Unitholder Council (2000-2002) and to Journal Communications' board of directors during the 59th term (2001-2002). Ms. Gault is a member of the Executive Committee, and has been a director since 2001.


   Mary Hill Leahy is Senior Vice President and General Counsel of Journal Communications. She was elected Senior Vice President and General Counsel in May 2003. Prior thereto, she served as Vice President and General Counsel-Business Services of Journal Communications since July 2001. Ms. Leahy was General Counsel Americas, GE Medical Systems, a developer and manufacturer of medical diagnostic equipment, from January 1999 to July 2001; Counsel for Products and Distribution, GE Medical Systems from June 1997 to January 1999; and Consulting Attorney for Miller Brewing Company from 1995 to 1997. Ms. Leahy is a member of the Human Resources Committee, and has been a director since 2002.




   Roger D. Peirce has been a corporate consultant since his retirement as the Vice Chairman and Chief Executive Officer of Super Steel Products Corp., Milwaukee in January 1994. Between March 1995 and May 1996, Mr. Peirce was President and Chief Executive Officer of Valuation Research Corporation, Milwaukee. He has been a director of Brady Corporation, Milwaukee, since 1988. Mr. Peirce is a member of the Executive Committee and the Audit Committee, the acting chair of the Compensation/Management Review Committee, and has been a director since 1996.

   David D. Reszel has served as Advertising Special Sections Manager for Journal Sentinel since June 1999. Has been employed in the Advertising Department for Journal Sentinel Inc. since 1978 and was Area Manager, Display Advertising, from 1992 to 1999. Mr. Reszel was elected to the 56th and 57th terms of the Unitholder Council (1998-2000). During the term of the 57th Unitholder Council (1999-2000), Mr. Reszel was elected chairperson and a member of Journal Communications' board of directors. Mr. Reszel was re-elected a director in 2002.

   Keith K. Spore is Senior Vice President of Journal Communications. Mr. Spore was elected Senior Vice President of Journal Communications in September 1995. In addition, Mr. Spore has been President of Journal Sentinel since July 1995 and Publisher of the Milwaukee Journal Sentinel since June 1996. Mr. Spore has been a director since 1995.

   Mary Ellen Stanek has served as Managing Director and Chief Investment Officer of Baird Advisors, Robert W. Baird & Co., Incorporated, since March 2000. Previously, Ms. Stanek was President and Chief Executive Officer (November 1998 to February 2000) and President and Chief Operating Officer (March 1994 to November 1998) of Firstar Investment Research & Management Company, LLC, Milwaukee. Ms. Stanek is a director of Aurora Health Care System, Inc., and the West Bend Mutual Insurance Company. Journal Communications retained Robert W. Baird & Co., Incorporated to provide financial advisory services in 2002 and 2003. Ms. Stanek is a member of the Executive Committee and chair of the Human Resources Committee, and has been a director since 2002.

   Karen O. Trickle is Vice President and Treasurer of Journal Communications. Ms. Trickle was elected Treasurer in December 1996 and Vice President in March 1999. Previously, she was Assistant Treasurer (International) for Harnischfeger Industries, Inc., a manufacturer of surface and underground mining equipment and pulp and papermaking machinery from 1994 to 1996. She has been a director since 1999.

  Composition of New Journal's Board of Directors

   New Journal currently has one director. Prior to the closing of the initial public offering, New Journal intends to appoint an additional seven directors. Pursuant to an agreement New Journal entered into with the Grant family shareholders that we describe under "The Share Exchange--Agreement with the Grant Family Shareholders," the Grant family shareholders have the right to nominate one director to New Journal's board of directors (or, if New Journal's board of directors is comprised of more than 11 directors, then they have the right to nominate two directors), in either case to be included in New Journal's slate of nominees for director, beginning with the first annual meeting of the shareholders following the initial public offering. Pursuant to New Journal's articles of incorporation and bylaws, New Journal's board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires.

We anticipate the classes will be comprised as follows:

  . Class I directors. Douglas G. Kiel, David D. Reszel and Cynthia L. Gault will be Class I directors whose terms will expire at the 2004 annual meeting of shareholders;

  . Class II directors. Steven J. Smith, Mary Ellen Stanek and James L. Forbes will be Class II directors whose terms will expire at the 2005 annual meeting of shareholders; and

  . Class III directors. Roger D. Peirce and David J. Drury will be Class III directors whose terms will expire at the 2006 annual meeting of shareholders.

   Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of New Journal's directors. This classification of New Journal's board of directors may have the effect of delaying or preventing changes in control of the company.

  Committees of New Journal's Board of Directors


   New Journal's board of directors intends to establish an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Human Resources Committee. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will have a charter which New Journal will post on its website; these charters will not be part of this joint proxy statement/prospectus. New Journal anticipates the committees will be comprised as follows:



  . Executive Committee. Steven J. Smith (chair), James L. Forbes, Roger D. Peirce, Mary Ellen Stanek and David J. Drury will serve on the Executive Committee.


  . Audit Committee. James L. Forbes (chair), Roger D. Peirce and David J. Drury will serve on the Audit Committee.

  . Compensation Committee. Roger D. Peirce (chair), James L. Forbes and David J. Drury will serve on the Compensation Committee.


  . Nominating and Corporate Governance Committee. James L. Forbes (chair), Roger D. Peirce and David J. Drury will serve on the Nominating and Corporate Governance Committee.


  . Human Resources Committee. Mary Ellen Stanek (chair), Douglas G. Kiel, David D. Reszel and Cynthia L. Gault will serve on the Human Resources Committee.

  Committees of Journal Communications' Board of Directors

   Journal Communications' board of directors met seven times in 2002. All of the directors of Journal Communications during 2002 attended at least 75% of the (a) full meetings of the board of directors and (b) meetings of committees of the board of directors on which the respective directors served. During 2002, Journal Communications' board of directors had four committees: executive, compensation/management review, audit and human resources.

  Executive Committee

   Journal Communications' board of directors has authorized an Executive Committee of up to nine members, to which the board has delegated certain powers so that the committee may act on urgent matters in a timely and efficient manner. Messrs. Smith, Forbes, Payne, Peirce, and Ms. Stanek and Ms. Gault are members of the Executive Committee. The Executive Committee held three meetings in 2002.

  Compensation/Management Review Committee

   The Compensation/Management Review Committee held three meetings in 2002. The Compensation/Management Review Committee has the responsibility to assure that officers and key managers are effectively compensated on an internally equitable and externally competitive basis. The committee's members, none of whom can be an employee, are currently Messrs. Forbes and Peirce.

  Audit Committee

   Journal Communications' board of directors has authorized an Audit Committee to assist the board in fulfilling its responsibility for Journal
Communications' accounting and financial reporting practices and to provide a channel of communications between the board and Journal Communications' independent auditors and internal audit staff. The audit committee's duties include:

  .   the selection of independent auditors;

  . reviewing the scope of the audit to be conducted by the independent auditors, as well as the results of such audit;

  .   approving non-audit services provided by the independent auditor;

  .   reviewing the organization and scope of internal controls and

  . assessing Journal Communications' financial reporting activities, including the annual report, and the accounting standards and principles followed.

The Audit Committee is currently comprised of three non-employee directors:
Messrs. Forbes (Chair), Payne and Peirce. As Mr. Payne is not standing for re-election to Journal Communications' board of directors, the board of directors intends to appoint an additional non-employee director to the Audit Committee at the annual meeting of directors. The Audit Committee held four meetings in 2002.

  Human Resources Committee

   The human resources committee was formed in August 2002. The human resources committee's responsibility is to provide oversight of company policies and practices relating to employee relations and human resources activities. The committee also has oversight of the management and administration of all company retirement (including defined benefit and defined contribution plans and any other retirement programs) and welfare plan programs. Members of the human resources committee are Ms. Stanek (Chair), Mr. Ditter and Ms. Leahy. The human resources committee held two meetings in 2002.

  Other

   Journal Communications' board of directors does not have a standing nominating committee. The board of directors will consider nominations for directors made by shareholders provided such nominations are delivered to the company's secretary no less than 90 days prior to the first anniversary of the immediately preceding annual meeting of shareholders and otherwise comply with Journal Communications' bylaws.

  Director Compensation


   New Journal will establish compensation policies for its directors prior to the closing of the initial public offering. Journal Communications pays its directors (except those who are also employees or employees of one of its subsidiaries) an annual retainer fee of $15,000 a year plus $1,500 for each board or committee meeting. In 2002, Mr. Forbes earned $44,250, Mr. Peirce earned $41,750 and Ms. Stanek earned $18,750. Of the 15 persons who served as directors in 2002, 10 were employees and five were not.


  Compensation Committee Interlocks and Insider Participation

   Mr. Smith, Chairman and Chief Executive Officer of Journal Communications, has served as a director of Badger Meter since February 2000. Mr. Forbes is chairman of Badger Meter and serves as a director of Journal Communications and is a member of the Compensation, Executive and Audit committees of Journal Communications' board of directors.

Executive Officers


   The following table sets forth the names, ages and positions of the executive officers as of June 1, 2003. The executive officers serve in their current capacities with both Journal Communications and New Journal.


Name                 Age                            Position
----                 ---                            --------
Steven J. Smith(1).. 53  Chairman of the Board, Chief Executive Officer and Director
Douglas G. Kiel(1).. 54  President and Director
Paul M. Bonaiuto(1). 52  Executive Vice President, Chief Financial Officer and Director
Anne M. Bauer....... 38  Vice President and Controller
James J. Ditter(1).. 41  Vice President and Director
Robert M. Dye....... 55  Vice President of Corporate Affairs
Carl D. Gardner..... 46  Vice President
Richard J. Gasper... 59  Vice President
Daniel L. Harmsen... 47  Vice President of Human Resources
Mark J. Keefe....... 43  Vice President
Kenneth L. Kozminski 37  Vice President

  Name                Age                       Position
  ----                ---                       --------
  Paul E. Kritzer.... 60  Vice President, Secretary and General Counsel--Media
  Mary Hill Leahy(1). 48  Senior Vice President, General Counsel and Director
  Scott H. McElhaney. 46  Vice President
  James P. Prather... 45  Vice President
  Keith K. Spore(1).. 60  Senior Vice President and Director
  Mary Alice Tierney. 52  Vice President of Corporate Communications
  Karen O. Trickle(1) 46  Vice President, Treasurer and Director

--------
(1) Messrs. Smith, Kiel, Bonauito, Ditter, Spore, Ms. Leahy and Ms. Trickle are directors of Journal Communications as well as executive officers; you can find certain biographical information about them in "Management--Directors" above.

   Anne M. Bauer is a Vice President and Controller. Ms. Bauer was elected Vice President and Controller in June 2000. She was Controller from January 1999 to June 2000 and Assistant Controller from January 1995 to January 1999.

   Robert M. Dye is Vice President of Corporate Affairs. Mr. Dye was elected Vice President of Corporate Affairs of Journal Communications in June 2000. Mr. Dye was Vice President of Corporate Communications from March 1990 to June 2000.

   Carl D. Gardner is a Vice President. Mr. Gardner was elected Vice President of Journal Communications in June 1999. In addition, Mr. Gardner has been the President--Radio, Journal Broadcast Group since December 1998. He was the Executive Vice President--Radio, Journal Broadcast Group from July 1997 to December 1998; the Executive Vice President--Radio and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from January 1995 to July 1997; and the Vice President and General Manager, WTMJ-AM and WKTI-FM, Journal Broadcast Group from August 1991 to January 1995.

   Richard J. Gasper is a Vice President. Mr. Gasper was elected Vice President in June 1996. In addition, Mr. Gasper has been the President of NorthStar Print Group since January 1996.

   Daniel L. Harmsen is Vice President of Human Resources. Mr. Harmsen was elected Vice President of Human Resources in March 1996.

   Mark J. Keefe is a Vice President. Mr. Keefe was elected Vice President in March 1996. Mr. Keefe has also been President of PrimeNet Marketing Services since October 1995.

   Kenneth L. Kozminski is a Vice President. Mr. Kozminski was elected Vice President in December 1999. In addition, Mr. Kozminski has been President of IPC Communication Services since July 1999. He was Vice President and General Manager of Eastern Region--IPC Communication Services from July 1998 to July 1999; Vice President of Operations of IPC Communication Services from May 1998 to July 1998; General Manager of IPC Communication Services Europe, a subsidiary of IPC Communication Services from February 1997 to May 1998; and Director of Print Operations of IPC Communication Services from February 1995 to February 1997.

   Paul E. Kritzer is Vice President, Secretary and General Counsel--Media. Mr. Kritzer was elected Vice President and General Counsel--Media in July 2001 and Secretary in September 1992. In addition, Mr. Kritzer was Vice President--Legal from June 1990 to July 2001.

   Scott H. McElhaney is a Vice President. He was elected Vice President in December 2002. In addition, Mr. McElhaney has been President of Add, Inc. since November 2002. He was General Manager and Publisher of our CNI newspapers group from May 2001 through November 2002. Mr. McElhaney was Executive Vice President and Chief Operating Officer of Fancy Publications, a national specialty publications company, from January 1998 to February 2001.

   James P. Prather is a Vice President. Mr. Prather was elected Vice President in March 1999. In addition, Mr. Prather has been President--Television, Journal Broadcast Group since December 1998 and General Manager of WTMJ-TV since 1995. He was Executive Vice President--Television, Journal Broadcast Group from December 1997 to December 1998.

   Mary Alice Tierney is Vice President of Corporate Communications. Ms. Tierney was elected Vice President of Corporate Communications in June 2000. Ms. Tierney was Communications and Corporate Affairs Manager from August 1999 to June 2000; Corporate Affairs Manager from March 1999 to August 1999; and Vice President of Communications and Community Affairs for Journal Broadcast Group Inc from June 1994 to August 1999.

Executive Compensation

   New Journal has not paid its executive officers any compensation since the company was formed in May 2003. The following table sets forth the 2002 compensation for the chief executive officer and the four other highest-paid executive officers of Journal Communications (whom are referred to collectively as the named executive officers), as well as the total compensation paid to each individual for the last three fiscal years:

                          Summary Compensation Table

                                                                                          Long Term
                                                                     Annual Compensation Compensation
                                                                     ------------------  ------------
                                                                                 Bonus    Long-term
                                                                                (Annual   Incentive
                                                                               Incentive   Payments   All Other
       Name and Principal Position at December 31, 2002         Year  Salary   Comp.)(1)    (LTIP)    Comp.(2)
       ------------------------------------------------         ---- --------  --------- ------------ ---------
Steven J. Smith................................................ 2002 $575,000  $297,666    $      0    $4,130
Chairman of the Board and Chief Executive Officer               2001  573,077    86,250     222,655     4,236
                                                                2000  545,385    82,500     412,472     4,680

Douglas G. Kiel................................................ 2002 $415,000  $194,705    $      0    $4,130
President                                                       2001  413,077    58,100     120,461     4,236
                                                                2000  387,692    49,823     199,067     4,680

Paul M. Bonaiuto............................................... 2002 $340,000  $144,889    $      0    $4,130
Executive Vice President and Chief Financial Officer            2001  338,461    40,800      86,324     4,236
                                                                2000  317,692    38,400     176,938     4,680

Keith K. Spore................................................. 2002 $336,923  $111,223    $      0    $5,430
Vice President; President and Publisher, Journal Sentinel, Inc. 2001  329,000    28,875      27,386     4,680
                                                                2000  315,923    28,530      58,046     4,680

Carl D. Gardner................................................ 2002 $280,308  $ 91,308    $      0    $5,430
Vice President; President--Radio, Journal Broadcast Group, Inc. 2001  271,077    20,422      22,399     4,680
                                                                2000  258,846    17,334           0     4,680

--------
(1) Bonus amounts indicated were paid pursuant to Journal Communications' Management Annual Incentive Plan.
(2) All of the five highest-compensated officers were participants in the Journal Communications, Inc. Investment Savings Plan (a 401(k) plan). Employer contributions to the plan and to the cafeteria benefits plan on behalf of these officers represent all of the compensation in the "All Other Compensation" column in the summary compensation table above.

Long-Term Incentive Plan

             Long Term Incentive Plans--Awards in Last Fiscal Year

                          Performance or other
                              Period Until     Estimated Future Payouts under Non-Stock Price-Based Plans
                             Maturation or     ----------------------------------------------------------
         Participant             Payout        Threshold             Target            Maximum
     -------------------  -------------------- ---------            --------           --------
     Steven J. Smith.....      2003-2005       $126,500             $506,000           $759,000
     Douglas G. Kiel.....      2003-2005         68,475              273,000            410,850
     Paul M. Bonaiuto....      2003-2005         49,300              197,200            295,800
     Keith K. Spore......      2003-2005         38,813              155,250            232,875
     Carl D. Gardner.....      2003-2005         31,280              125,120            187,680

   The compensation/management review committee maintains a management long-term incentive plan to motivate and drive management behavior to achieve results that will enhance the unitholders' and shareholders' investment over the long term. The participants in this plan are the chairman/CEO, president, executive vice president and the presidents of the subsidiaries. Corporate executives are rewarded entirely on Journal Communications' performance while subsidiary presidents are rewarded 60% on subsidiary performance and 40% on corporate performance. Payment amounts for the management long-term incentive plan for fiscal 2002 are listed in the summary compensation table above.

   The table above shows the threshold, target and maximum awards that are potentially payable to the named executive officers in 2005 for the performance period of 2002 to 2004. This table is calculated on each executive's base salary for 2002; however, actual calculations will use the executive's average salary for the period 2002 to 2004. Payouts of awards are currently based on the net return on equity of Journal Communications and the return on invested capital for the subsidiary companies over a three-year period. Each participant's award is determined based on the degree to which three-year performance is achieved at the conclusion of the performance cycle.

Pension Plan and Supplemental Benefit Plan

   The following table shows the approximate retirement benefit payable on retirement at age 65 under the Journal Communications, Inc. Employees' Pension Plan and the Journal Communications, Inc. Supplemental Benefit Plan for employees in specified compensation ranges with varying years of participation in the plans:

                      Estimated Annual Retirement Benefit

                                          Years of Plan Participation
                                      -----------------------------------
       Five Year Average Compensation    20       25       30       35
       ------------------------------ -------- -------- -------- --------
                 $300,000             $ 72,285 $ 90,356 $108,427 $126,498
                  400,000               98,285  122,856  147,427  171,998
                  500,000              124,285  155,356  186,427  217,498
                  600,000              150,285  187,856  225,427  262,998
                  700,000              176,285  220,356  264,427  308,498
                  800,000              202,285  252,856  303,427  353,998
                  900,000              228,285  285,356  342,427  399,498
                 1,000,000             254,285  317,856  381,427  444,998

   The employees' pension plan is completely funded by Journal Communications. Journal Communications' contributions are accrued based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974. The amount of accrued benefits is actuarially determined under the accrued benefit valuation method. It is a defined benefit pension plan that provides benefits for employees of Journal Communications, Journal Sentinel Inc., Journal Broadcast Corporation (and certain employees of its subsidiaries), Add, Inc. and Norlight Telecommunications, Inc. who meet minimum age and service eligibility requirements. The monthly retirement benefit under the plan, assuming attainment of the retirement age specified by the plan and payments in the form of a life annuity, is determined in accordance with a formula that takes into account the following factors: final average compensation for the last five years of employment (taking into account gross earnings and annual incentive compensation as reported in the summary compensation table), number of years of active plan participation and an actuarially determined Social Security offset.

   The supplemental benefit plan is a non-qualified, unfunded, defined benefit plan that supplements payments under the pension plan. Benefits payable under the supplemental plan are calculated without regard to the limitations imposed on the amount of compensation that may be taken into account under the pension plan.

   With respect to the officers and directors listed in the summary compensation table above, all five are participants in the pension plan. Mr. Smith has 25 years of pension plan participation, Mr. Kiel has 15 years, Mr. Spore has 36 years, Mr. Bonaiuto has five years and Mr. Gardner has 10 years as of the date of this joint proxy statement/prospectus.

                   DESCRIPTION OF CAPITAL STOCK, ARTICLES OF
                           INCORPORATION AND BYLAWS

   The following is a description of the terms of New Journal's articles of incorporation and bylaws as each will be in effect following the share exchange. We also refer you to New Journal's articles of incorporation, a copy of which is attached as Annex D to this joint proxy statement/prospectus, and bylaws, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part or is available from us.

Authorized Capitalization

   New Journal's capital structure consists of:

  .   170 million authorized shares of class A common stock;

  .   60 million authorized shares of class B-1 common stock;

  .   60 million authorized shares of class B-2 common stock;

  .   10 million authorized shares of class C common stock; and

  .   10 million authorized shares of preferred stock.

   After the share exchange and the initial public offering, but prior to the
tender offer, there will be approximately        shares of class B-1 and
shares of class B-2,      shares of class C and      shares of class A common
stock outstanding.

   After the expiration of the public sale restriction periods (the periods during which conversion restrictions apply to the class B-1 and class B-2 common stock), New Journal's articles of incorporation will be amended to combine the classes of class B common stock into one class. After this amendment, our authorized common stock will consist of 170 million authorized shares of class A common stock, 120 million authorized shares of class B common stock, 10 million authorized shares of class C common stock and 10 million authorized shares of preferred stock.

Comparison of New Journal's Class A Common Stock, Class B Common Stock and Class C Common Stock

   The following table compares New Journal's class B common stock, class A common stock and class C common stock.


                Class B-1 and
                Class B-2                      Class A                         Class C
                Common Stock                   Common Stock                    Common Stock
                ------------                   ------------                    ------------
Public market.. None.                          We intend to apply for listing  None.
                                               on the New York Stock
                                               Exchange under the symbol
                                               "JRN."

Voting rights.. Ten votes per share on all     One vote per share on all       Two votes per share on all matters
                matters voted upon by our      matters voted upon by our       voted upon by our shareholders.
                shareholders.                  shareholders.

Dividends...... The cash dividend payable      The cash dividend payable       The cumulative cash dividend
                with respect to each share of  with respect to each share of   payable with respect to each share
                class B common stock will      class A common stock will       of class C common stock will
                equal the cash dividend        equal the cash dividend         equal the cash dividend payable
                payable with respect to each   payable with respect to each    with respect to each share of class
                share of class A common        share of class B common         A and class B common stock
                stock. Cash dividends may      stock (except that a special    (except that a special dividend of
                not be declared and paid with  dividend of $   per share       $   per share divided by the
                respect to class B common      divided by the exchange ratio   exchange ratio can be declared and
                stock without concurrent       can be declared and paid on     paid on the class B common stock,
                cash dividends declared and    the class B common stock,       and not on the class A or class C
                paid with respect to the class and not on the class A or class common stock, at any time prior to
                A and class C common stock     C common stock, at any time     the initial public offering);
                (except that a special         prior to the initial public     provided that the dividend on the
                dividend of $   per share      offering). Cash dividends       class C shares will not be less than
                divided by the exchange ratio  may not be declared and paid    $   per year, as adjusted for the
                can be declared and paid on    with respect to class A         share exchange ratio (and subject
                the class B common stock,      common stock without            to adjustment for certain dilutive
                and not on the class A or      concurrent cash dividends       events). Cash dividends may be
                class C common stock, at       declared and paid with          declared and paid with respect to
                any time prior to the initial  respect to the class B and      class C common stock without
                public offering).              class C common stock.           concurrent cash dividends declared
                                                                               and paid with respect to the class
                                                                               A and class B common stock.

                         Class B-1 and
                         Class B-2                         Class A
                         Common Stock                      Common Stock
                         ------------                      ------------
Liquidation............. Upon liquidation, dissolution     Upon liquidation, dissolution
                         or winding up of New Journal,     or winding up of New Journal,
                         the holders of outstanding        the holders of outstanding
                         class A shares will be entitled   class B shares will be entitled
                         to receive (after the payment     to receive (after the payment
                         of any preferential amounts       of any preferential amounts
                         required to be paid to the        required to be paid to the
                         holders of preferred stock and    holders of preferred stock and
                         class C common stock), pro        class C common stock), pro
                         rata with the holders of          rata with the holders of
                         outstanding class B shares, the   outstanding class A shares, the
                         remaining assets and funds of     remaining assets and funds of
                         New Journal available for         New Journal available for
                         distribution to its shareholders. distribution to its shareholders.











Redemption.............. Not applicable.                   Not applicable.








































                         Class C
                         Common Stock
                         ------------
Liquidation............. Upon liquidation, dissolution or
                         winding up of New Journal, the
                         holders of outstanding class C
                         shares will be entitled to be paid in
                         cash out of the assets of New
                         Journal available for distribution
                         (after the payment of any
                         preferential amounts required to be
                         paid to the holders of preferred
                         stock and before any payment to
                         the holders of class A common
                         stock or class B common stock),
                         the greater of (i) $72.79 per share,
                         divided by the share exchange
                         ratio, (subject to adjustment for
                         certain dilutive events), plus
                         accumulated and unpaid dividends
                         on such shares; or (ii) the amount
                         the holder would have received
                         had he or she converted the class C
                         common stock into class A
                         common stock immediately before
                         the liquidation, dissolution or
                         winding up.

Redemption.............. New Journal has the option to
                         redeem all of the shares of class C
                         common stock on September 30,
                         2017 at a price of $72.79 per share,
                         divided by the share exchange ratio,
                         (subject to adjustment for certain
                         dilutive events) plus accumulated
                         and unpaid dividends. However, if
                         a holder of class C common stock
                         delivers a written notice within
                         thirty days following delivery of a
                         notice of redemption that such
                         holder wishes to retain the shares of
                         class C common stock called for
                         redemption, then New Journal will
                         not be entitled to redeem the shares
                         of class C common stock. Instead,
                         each share held by the holder
                         submitting the notice will remain a
                         share of class C common stock
                         until September 30, 2018, on which
                         date it will automatically be
                         converted into 0.248243 shares of
                         class A common stock and
                         1.115727 shares of class B
                         common stock. If New Journal
                         does not exercise its option to
                         redeem the class C shares, then on
                         September 30, 2018, each class C
                         share will automatically be
                         converted into 0.248243 class A
                         shares and 1.115727 class B shares.

                         Following approval by its board of
                         directors of a "strategic transaction"
                         (as defined), New Journal will have
                         the option to redeem all of the
                         shares of class C common stock at

               Class B-1 and
               Class B-2                          Class A                        Class C
               Common Stock                       Common Stock                   Common Stock
               ------------                       ------------                   ------------
                                                                                 a price of $72.79 per share,
                                                                                 divided by the share exchange
                                                                                 ratio, (subject to adjustment for
                                                                                 certain dilutive events) plus
                                                                                 accumulated and unpaid
                                                                                 dividends. If it exercises this
                                                                                 redemption option, then New
                                                                                 Journal must, within ten business
                                                                                 days following the approval by the
                                                                                 board of directors of the strategic
                                                                                 transaction, deliver to each holder
                                                                                 of class C common stock written
                                                                                 notice of redemption and indicate
                                                                                 the date fixed for redemption,
                                                                                 which date cannot be earlier than
                                                                                 twenty business days or later than
                                                                                 forty business days after the date
                                                                                 the notice is delivered. If a holder
                                                                                 of class C common stock delivers
                                                                                 to New Journal, no later than one
                                                                                 business day before the date fixed
                                                                                 for redemption, a legally binding,
                                                                                 written agreement evidencing such
                                                                                 holder's agreement to vote all of
                                                                                 its class C shares (and any shares
                                                                                 received on conversion of the
                                                                                 class C shares) in favor of the
                                                                                 strategic transaction and against
                                                                                 any alternative proposal not
                                                                                 approved by the board of
                                                                                 directors, then New Journal will
                                                                                 not be entitled to redeem the
                                                                                 shares of class C common stock
                                                                                 held by that holder in connection
                                                                                 with the strategic transaction.

Transfer       Offers to sell and sales are       None, other than as imposed by Class C common stock cannot be
  restrictions permitted at any time              applicable law.                transferred before the 180th day
               (including within the applicable                                  after the pricing of the initial public
               public sale restriction periods)                                  offering, except for transfers to New
               to eligible purchasers under                                      Journal. After that time, class C
               New Journal's articles of                                         common stock can be transferred to
               incorporation (which include                                      New Journal; or, if the holder is a
               employee benefit plans of New                                     corporation or other business entity,
               Journal, active employees,                                        it can transfer its shares upon its
               certain Grant family                                              dissolution or liquidation to its
               shareholders and New Journal),                                    shareholders who are lineal
               which can only be effected by                                     descendants of Harry J. Grant or
               submitting a "voluntary                                           certain other entities affiliated with
               transfer/conversion notice"                                       those descendants; or, if the holder
               (discussed below) and                                             is a trust, it can transfer its shares to
               following the offer procedures                                    its beneficiaries who are lineal
               set forth in New Journal's                                        descendants of Harry J. Grant or
               articles of incorporation (which                                  certain other entities affiliated with
               we refer to as the "offer                                         those descendants.
               procedures").
                                                                                 Until the 180th day after pricing of
               Otherwise, class B shares                                         the initial public offering, hedging
               cannot be transferred at any                                      transactions are prohibited,
               time except for:                                                  including buying a "put" option or
                                                                                 selling a "call" option. A hedging
               . transfers by an active or                                       transaction is a transaction where
                  former employee to certain                                     you effectively lock in a sale price
                  trusts for estate planning or                                  to avoid the risk of a future price
                  charitable purposes;                                           decrease.


  Class B-1 and
  Class B-2                            Class A      Class C
  Common Stock                         Common Stock Common Stock
  ------------                         ------------ ------------
  . transfers to the underwriters                   Any other transfer would result in
     in the initial public offering;                each transferred share of class C
                                                    common stock being
  . transfers to a designated                       automatically converted into
     purchaser in a tender offer                    1.363970 shares of class A
     approved by New Journal's                      common stock.
     board;
  . if the holder is a corporation
     or other business entity, then
     transfers upon its dissolution
     or liquidation to its
     shareholders who are lineal
     descendants of Harry J.
     Grant or certain other entities
     affiliated with those
     descendants;

  . if the holder is a trust, then
     transfers to its beneficiaries
     who are lineal descendants
     of Harry J. Grant or certain
     other entities affiliated with
     those descendants; or

  . transfers to New Journal.

  Holders of class B common stock
  that become subject to an "option
  event" are required to offer those
  shares for purchase pursuant to
  the offer procedures. "Option
  events" generally include:

  . A written offer to sell a
     specified number of shares
     or a written request to
     convert a specified number
     of shares into a
     corresponding number of
     shares of class A common
     stock, in either case in the
     form specified in the articles
     of incorporation (called a
     "voluntary transfer/
     conversion notice").

  . A foreclosure sale or similar
     transfer of pledged shares.

  . With respect to all shares of
     class B common stock owned
     by Matex Inc., a change in
     control of Matex Inc.

  Any option event is also an option
  event with respect to any marital
  or community property interest of
  the spouse of the holder.

  Any attempted transfer in
  violation of the articles of
  incorporation is null and void. In
  other words, the shares will
  remain, for all purposes, held by
  the shareholder attempting to
  effect the invalid transfer.

  New Journal is not obligated to
  buy class B shares available for
  sale.

                  Class B-1 and
                  Class B-2                             Class A                     Class C
                  Common Stock                          Common Stock                Common Stock
                  ------------                          ------------                ------------
Ability to        Only the following persons are        May purchase on open market See "Transfer Restrictions."
  purchase....... eligible to purchase shares of class  subject to applicable law.
                  B common stock that become
                  subject to option events (called
                  "optionees"):

                  . employee benefit plans (called
                     "class A optionees")

                  . employee-eligibles (called
                     "class B optionees")

                  . Matex Inc. (a Grant family
                     shareholder, called the "class
                     C optionee")

                  . New Journal (called the "class
                     D optionee")

                  In order to purchase shares of class
                  B common stock that become
                  offered for sale, an optionee must
                  first submit a purchase order, in the
                  form specified in the articles of
                  incorporation (a "purchase order"),
                  to the transfer agent, accompanied
                  by either (a) a cashier's check or
                  money order, or (b) other
                  documentation sufficient to
                  evidence immediate access to
                  funds.

                  A purchase order becomes
                  effective when entered by the
                  transfer agent on the list of
                  eligibles representing current
                  potential buyers of shares of class
                  B common stock (called the
                  "buyer list").

Purchase and sale When an option event occurs, the      Not applicable.             Not applicable.
  procedures..... transfer agent will match the subject
                  shares of class B common stock
                  with the earliest entered purchase
                  order on the buyer list (first from
                  among all class A optionees, then
                  all class B optionees, then the class
                  C optionee, then the class D
                  optionee, in that order), the terms
                  and conditions of which can be
                  matched by a purchase of all or a
                  part of such shares of class B
                  common stock, until the terms and
                  conditions of such purchase order
                  are satisfied in full.

                  If shares of class B common stock
                  remain to be sold, then the transfer
                  agent will match the subject shares
                  with the next-earliest posted
                  purchase order on the buyer list the
                  terms and conditions of which can
                  be matched by a purchase of all or a
                  part of such shares of class B
                  common stock, until the terms and
                  conditions of such purchase order
                  are satisfied in full; and so on.

        Class B-1 and
        Class B-2                               Class A      Class C
        Common Stock                            Common Stock Common Stock
        ------------                            ------------ ------------
        When shares of class B common
        stock are sold, the transfer agent
        will record the sale and provide
        notice to the purchaser and seller.
        It will also deliver the purchase
        price for the shares to the seller,
        without interest, as promptly as
        practicable, but in no event later
        than the end of the third business
        day following the applicable option
        event date.

        If the transfer agent is unable to
        complete the sale of shares of class B
        common stock by the end of the third
        business day following the
        occurrence of the option event, then
        the transfer agent will:

        . In the case of an option event
          pursuant to a voluntary transfer/
          conversion notice,

          .  convert the shares of class B
             common stock into an
             equivalent number of shares
             of class A common stock, if
             so directed in the voluntary
             transfer/conversion notice
             and if such conversion is
             then allowed after giving
             effect to the public sale
             restriction periods;

          .  cancel the voluntary transfer/
             conversion notice if so
             directed in the voluntary
             transfer/conversion notice or
             if conversion is not then
             allowed after giving effect to
             the public sale restriction
             periods, in which case the
             shares will remain held by
             the holder submitting the
             notice; or

          .  if no direction is given in the
             voluntary transfer/conversion
             notice, cancel the voluntary
             transfer/conversion notice, in
             which case the shares will
             remain held by the holder
             submitting the notice.

        . In the case of an option event
          arising from foreclosure sale or
          similar transfer of pledged
          shares, either

          .  convert the shares of class B
             common stock into an
             equivalent number of shares
             of class A common stock if
             such conversion is then
             allowed after giving effect to
             the public sale restriction
             periods; or

                         Class B-1 and
                         Class B-2                               Class A         Class C
                         Common Stock                            Common Stock    Common Stock
                         ------------                            ------------    ------------
                         .    if conversion of the shares of
                              class B common stock is not
                              then allowed after giving
                              effect to the public sale
                              restriction periods, then the
                              shares of class B common
                              stock will remain held by the
                              holder subject to such
                              foreclosure sale or other
                              transfer.

                         . In the case of an option event
                           arising from a change of control
                           of Matex Inc., convert the shares
                           of class B common stock into an
                           equivalent number of shares of
                           class A common stock,
                           irrespective of the public sale
                           restriction periods. If such
                           conversion would otherwise be
                           prohibited after giving effect to
                           the public sale restriction
                           periods, then none of the shares
                           of class A common stock into
                           which the shares of class B
                           common stock are converted can
                           be transferred until the expiration
                           of the public sale restriction
                           periods that were applicable to
                           the shares of class B common
                           stock prior to conversion.
Purchase price.......... The price at which any share of class
                         B common stock subject to an option     Not applicable. Not applicable.
                         event may be purchased by any
                         optionee (the "purchase price") is:

                         . If the class A common stock is
                           then listed for trading on a
                           national securities exchange,
                           then the closing price of the class
                           A common stock as reported by
                           such exchange on the date of the
                           applicable option event.

                         . If the class A common stock is
                           then quoted on an automated
                           quotation system, then the
                           average of the closing bid and
                           ask price as reported by such
                           automated quotation system on
                           the date of the applicable option
                           event.

                         . If the class A common stock is
                           not then listed on a national
                           securities exchange or quoted on
                           an automatic quotation system,
                           then the fair market value of a
                           share of class A common stock
                           on the date of the applicable
                           option event as determined by
                           the most recent independent
                           valuation of the class A common
                           stock.

                         Class B-1 and
                         Class B-2                             Class A         Class C
                         Common Stock                          Common Stock    Common Stock
                         ------------                          ------------    ------------

Conversion.............. Each class B share can be             Not applicable. Each outstanding share of class
                         converted into a share of class A                     C common stock may, at the
                         common stock upon submission of                       option of the holder, be
                         a voluntary transfer/conversion                       converted at any time into
                         notice and after following the offer                  either (i) 0.248243 shares of
                         procedures set forth above.                           class A common stock and
                         However:                                              1.115727 shares of class B
                                                                               common stock, or (ii) 1.363970
                         . Class B-1 shares cannot be                          shares of class A common
                           converted until 360 days after                      stock.
                           the pricing of the initial public
                           offering; and                                       However, if prior to such
                                                                               conversion the outstanding
                         . Class B-2 shares cannot be                          class B common stock has been
                           converted until 540 days after                      previously converted into class
                           the pricing of the initial public                   A common stock as a result of
                           offering.                                           the number of shares of class B
                                                                               common stock then falling
                         The periods set forth above during                    below 8% of the total common
                         which conversion is not allowed                       stock then outstanding, then
                         are referred to as the "public sale                   each outstanding share of class
                         restriction periods."                                 C common stock can only be
                                                                               converted into 1.363970 shares
                         Under certain circumstances, class B                  of class A common stock.
                         shares can be converted into class A
                         shares even during the public sale                    Also, if New Journal delivers
                         restriction periods. Those                            notice to a holder of class C
                         circumstances are:                                    common stock that its board of
                                                                               directors has approved a
                         . If the beneficiary or estate of a                   "strategic transaction," then
                           deceased holder of class B                          class C shares cannot be
                           shares offers those shares                          converted until the holder
                           through the offer procedures,                       delivers notice to New Journal
                           and those shares are not sold to                    that it will vote its shares in
                           an eligible purchaser by the end                    favor of the strategic
                           of the third business day after                     transaction.
                           the option event, then they are
                           converted into class A shares                       Upon any change of control of
                           irrespective of the public sale                     Matex Inc., each share of class
                           restriction periods.                                C common stock owned by
                                                                               Matex will be automatically
                         . Upon a change of control of                         converted into 1.363970 shares
                           Matex Inc., the class B shares                      of class A common stock.
                           then held by Matex Inc.
                           become subject to sale pursuant
                           to the offer procedures. If those
                           shares are not sold to an
                           eligible purchaser by the end of
                           the third business day after the
                           option event, then they are
                           converted into class A shares
                           irrespective of the public sale
                           restriction periods. If such a
                           conversion takes place during
                           the public sale restriction
                           periods, then none of the shares
                           of class A common stock into
                           which the shares of class B
                           common stock were converted
                           can be transferred until the
                           expiration of the public sale
                           restriction periods that were
                           applicable to the shares of class
                           B common stock prior to
                           conversion.

          Class B-1 and
          Class B-2                              Class A      Class C
          Common Stock                           Common Stock Common Stock
          ------------                           ------------ ------------
          In addition, each share of class B
          common stock will automatically
          be converted into a share of class A
          common stock:

          . when the number of
            outstanding shares of class B
            common stock falls below 8%
            of the aggregate number of
            shares of common stock then
            outstanding;

          . upon transfer to the
            underwriters in the initial
            public offering;

          . upon purchase by a designated
            purchaser (other than New
            Journal) in a tender offer or
            exchange offer that is subject to
            Section 13(e) or Section 14(d)
            of the Securities Exchange Act
            of 1934, as amended, which
            tender offer or exchange offer
            is approved by the board of
            directors of New Journal; and

          . On the 120th day following the
            death of a holder if the holder's
            beneficiary or estate has not
            offered them for sale through
            the offer procedures.

          Following conversion into class A
          shares, there is no ability to convert
          back into class B shares.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and New Journal's Articles of Incorporation and Bylaws

   Provisions of Wisconsin law have certain anti-takeover effects. New Journal's articles of incorporation and bylaws also contain provisions that may have similar effects.

  Wisconsin Anti-Takeover Statute

   Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an "interested stockholder" for a period of three years unless specified conditions are met. The WBCL defines a "business combination" as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An "interested stockholder" is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation's board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

  . the board of directors approved the acquisition of the stock prior to the acquisition date;

  . the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

  . the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

  . the business combination is of a type specifically excluded from the coverage of the statute.

   Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory "fair price." Section 180.1130 of the WBCL generally defines a "significant shareholder" as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

   Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

   Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation's stock. Shareholder approval is required for the acquisition of more than 5% of the corporation's stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

   In addition to the anti-takeover provisions described above, various provisions of New Journal's articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

  Staggered Board of Directors

   New Journal's articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

  No Cumulative Voting

   The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. New Journal's articles of incorporation do not provide for cumulative voting.

  Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling a Special Meeting

   New Journal's bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

   New Journal's bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder's notice must have been received not less than ninety days prior to the date of the preceding year's annual meeting. The bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

   New Journal's bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to New Journal, the receipt by New Journal of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by New Journal in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

  Director Removal

   New Journal's articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

  Authorized But Unissued Shares

   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. New Journal could use these additional shares for a variety of corporate purposes, including future public offerings (following the initial public offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, New Journal could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of New Journal and its shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of New Journal's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

  Supermajority Provisions

   New Journal's articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws and to undertake (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of New Journal's shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

  Amendments to Articles of Incorporation

   The WBCL allows New Journal to amend its articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments to for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in New Journal's articles of incorporation relating to
(a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

  Preemptive Rights

   No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

Comparison of Journal Communications' Articles of Incorporation and Bylaws to New Journal's Articles of Incorporation and Bylaws

   The following table compares key provisions of Journal Communications' articles of incorporation and bylaws and New Journal's articles of incorporation and bylaws.

                                     Journal Communications' Articles of                 New Journal's Articles of
                                          Incorporation and Bylaws                       Incorporation and Bylaws
                               ----------------------------------------------- ----------------------------------------------
Shareholder action by written  Requires unanimous consent of all               Requires unanimous consent of all
  consent:                     shareholders entitled to vote.                  shareholders entitled to vote.

Director removal:              Silent.                                         Any director may be removed from office,
                                                                               but only for cause by the affirmative vote of
                                                                               at least 66 2/3% of all outstanding shares
                                                                               entitled to vote in the election of directors;
                                                                               however, if at least two-thirds of the board
                                                                               plus one director vote to remove a director,
                                                                               such director may be removed without cause
                                                                               by a majority of the outstanding shares
                                                                               entitled to vote.

Indemnification:               Journal Communications will indemnify           New Journal will indemnify directors,
                               directors, officers and JESTA trustees          officers and members of the committee
                               against liabilities incurred to the fullest     formed under Article 2 of New Journal's
                               extent permitted or required by law.            articles of incorporation against liabilities
                                                                               incurred to the fullest extent permitted or
                                                                               required by law.

Classified board of directors: No.                                             Yes--the board is divided into three classes,
                                                                               with staggered terms of three years each.
                                                                               Each year the term of one class expires.

Supermajority provisions:      A merger, share exchange, sale of               Two-thirds vote of all shareholders entitled
                               substantially all of the assets, dissolution or to vote is required to amend certain anti-
                               amendment to the articles of incorporation      takeover provisions of the articles of
                               requires two-thirds vote of all shareholders    incorporation or bylaws and to undertake (a)
                               entitled to vote.                               a sale or other business combination of New
                                                                               Journal, (b) a sale of the Milwaukee Journal
                                                                               Sentinel or (c) a relocation of the corporate
                                                                               headquarters outside of the Milwaukee area.

Advance notice requirements    Generally must be received by us no later       Generally must be received by us no later
for shareholder proposals and  than 90 days prior to the first anniversary of  than 90 days prior to the first anniversary of
director nominations:          the preceding annual meeting.                   the preceding annual meeting.

Transfer Agent and Registrar

          is the transfer agent and registrar for New Journal's common stock.
Its address is        and its telephone number is       .

Listing

   The class B common stock and the class C common stock will not be listed on a national securities exchange or traded in an organized over-the-counter market. We intend to apply to list the class A common stock on the New York Stock Exchange under the symbol "JRN."

                                DIVIDEND POLICY

   The following table sets forth the per share cash dividends declared and paid on Journal Communications common stock for the periods indicated (on an
actual basis and as adjusted to give effect to the       for-one share exchange
ratio):

                                                                                                        First
                                                                                                       Quarter
                                                                         1998  1999  2000  2001  2002   2003
                                                                         ----- ----- ----- ----- ----- -------
Actual dividends per share.............................................. $1.10 $1.14 $1.35 $1.35 $1.20  $0.30
As adjusted dividends per share to give effect to the     -for-one share
  exchange ratio........................................................ $     $     $     $     $      $

   Journal Communication's board of directors' policy has been to declare dividends each quarter. New Journal's board of directors expects to continue to declare dividends on its common stock after the transaction. The declaration of future dividends is subject to the discretion of New Journal's board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to New Journal's articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class
C shares are cumulative and will not be less than $       per year, divided by
the share exchange ratio. New Journal's board of directors currently
anticipates it will initially declare annual dividends of $       per class A
and class B share and $       per class C share, divided by the share exchange
ratio.


   In addition to the foregoing, if the transaction is consummated and you do not perfect dissenters' rights in the share exchange, you will receive a
special dividend of $       per share, divided by the share exchange ratio,
following consummation of the transaction.

             MARKET FOR OUR COMMON EQUITY PRIOR TO THE TRANSACTION
                AND RELATED SHAREHOLDER AND UNITHOLDER MATTERS

   Ninety percent of our common stock is owned by JESTA. The Grant family shareholders own the remaining 10% of the common stock. Employees and other eligible purchasers under JESTA own units of beneficial interests in JESTA, which represent shares of our common stock.

   Neither our common stock nor JESTA units are traded on any public market. Until the October 25, 2002 suspension of the purchase and sale of units, JESTA provided for an "internal market" for JESTA units and required that units owned by an individual and his or her permitted transferees be offered for sale to eligible purchasers under JESTA upon the occurrence of defined "options events" (including terminations of employment) at the option price determined under JESTA. Retirees and those whose employment was terminated as part of a sale of a business, downsizing or other qualified termination approved by the trustees were given an extended schedule for offering to sell.

   On October 25, 2002, our board of directors directed us and our financial adviser to explore potential sources for additional permanent capital. As a result, we suspended the purchase and sale of units under JESTA while the we explored additional permanent capital, which led us to the transaction discussed in this joint proxy statement/prospectus.

   Units that were offered for sale under JESTA could be purchased by various classes of optionees in order of priority. Generally, the classes of optionees and time periods during which they could purchase units were: first, for a period of six months after the happening of an option event, those employee-eligibles that were designated by the president ("Class A Optionees"); second, for a period of two months after the expiration of the Class A Optionees' time period, employee-eligibles and employee benefit trusts that were designated by the board of directors ("Class B Optionees"); third, for a period of four months after the expiration of the Class B Optionees' time period, the Grant family shareholders; and fourth, for a period of five years after the expiration of the Grant family shareholders' time period, Journal Communications.

   Over the last several years, it was the company's practice to promptly exercise its option under JESTA and purchase units a unitholder offered. We then used a rotation system to offer some of these units purchased by the company to our eligible employees. A rotation schedule determined the time we would make the offering to the group to which each employee had been assigned for purposes of the employee-ownership rotation. Most often, we assigned all the employees of a given business unit to the same group, which only included employees from that business unit. However, we reserved the right to divide the employees of a business unit into two or more groups for rotation purposes. The frequency of the rotation and the number of units offered to employees depended on the number of units that we had, or anticipated having, available to sell and the number of units that we desired to sell.

   In addition to offering units to employees on a rotation basis, from time to time we allowed participants in some incentive plans to use all or a portion of a cash incentive award to purchase units. For this purpose, units were valued at the formula based option price then in effect.

   All purchases and sales of units were transacted at the formula based option price set forth in JESTA. The formula used our book value and the past five year's net income as factors in calculating the option price. An option price is calculated approximately every four weeks.

   On March 7, 2003, the holders of beneficially owned shares of Journal Communications were the following:

                                                            Percent of Common Stock
Holders                           Shares Beneficially Owned   Beneficially Owned
-------                           ------------------------    ------------------
Active employees.................        15,046,648                  52.3%
Former employees.................         7,989,089                  27.7%
Treasury (us)....................         2,884,263                  10.0%
Matex Inc.*......................         2,640,000                   9.2%
Abert Family Journal Stock Trust*           240,000                   0.8%

--------
*  The Grant family shareholders

   Our formula based option price (adjusted for stock splits) for the years ended December 31 are presented in the following table:

                                              Ending option price
                                             after giving effect to
                                   Ending        the   -for-one
             Year       Quarter option price  share exchange ratio
             ----       ------- ------------  --------------------
             2003......   1st      $38.70              $
             2002......   4th      $38.45              $
             2002......   3rd      $37.81              $
             2002......   2nd      $37.47              $
             2002......   1st      $36.75              $
             2001......   4th      $38.14              $
             2001......   3rd      $37.68              $
             2001......   2nd      $36.56              $
             2001......   1st      $35.03              $

                    PRINCIPAL SHAREHOLDERS AND UNITHOLDERS


   The following table sets forth certain information regarding beneficial ownership of Journal Communications' common stock as of June 1, 2003, and New Journal common stock immediately after the share exchange (including the termination of JESTA), by each person known to us to be the beneficial owner of more than 5% of Journal Communications common stock, each of our named executive officers, each director and all current directors and executive officers as a group.



                                                                       New Journal Shares Beneficially Owned
                                                Journal Communications After the Share Exchange
                                                Shares Beneficially    -------------------------------------
                                                Owned Before the       Class B Common       Class C Common
                                                 Share Exchange        Stock(2)               Stock
                                                ---------------------  -------------------  -----------------
Name of Beneficial Owners                       Shares(1)       %      Shares      %        Shares     %
-------------------------                        ----------    ----    ------        --     ------       --
JESTA(3)....................................... 25,920,000    90.0%      --        --        --        --
Matex Inc.(4)..................................  2,640,000    9.2%       --        --
Steven J. Smith................................    188,060      *        --        --         --       --
Douglas G. Kiel................................     97,998      *        --        --         --       --
Paul M. Bonaiuto...............................     68,256      *        --        --         --       --
James J. Ditter................................     41,200      *        --        --         --       --
David J. Drury(5)..............................         --     --        --        --         --       --
James L. Forbes(5).............................         --     --        --        --         --       --
Cynthia L. Gault...............................      9,900      *        --        --         --       --
Carl D. Gardner................................     59,500      --       --        --         --       --
Mary Hill Leahy................................      6,316      *        --        --         --       --
Roger D. Peirce(5).............................         --     --        --        --         --       --
David D. Reszel................................     64,830      *        --        --         --       --
Keith K. Spore.................................     74,000      *        --        --         --       --
Mary Ellen Stanek(5)...........................         --     --        --        --         --       --
Karen O. Trickle...............................     23,531      *        --        --         --       --
All directors and executive officers as a group
  (25 persons).................................  1,105,908    3.8%       --        --         --       --

--------
*  Indicates less than 1%
(1) Except for JESTA and Matex Inc., the persons listed have beneficial ownership of the indicated number of Journal Communications shares in the form of units issued by JESTA. JESTA and Matex Inc. are the record owners of the shares of Journal Communications common stock listed for each of them.
(2) The number of shares of class B common stock listed gives effect to the -for-one share exchange ratio.
(3) The address for this shareholder is 333 W. State Street, Milwaukee, WI 53203. Following the share exchange, JESTA will terminate and, pursuant to its terms, will distribute its shares of class B common stock to its unitholders.

(4) The address for this shareholder is c/o Meissner, Tierney, Fisher & Nichols, 111 E. Kilbourn Avenue, Milwaukee, WI 53202. Matex Inc. is owned and controlled by members of the Grant family. See "The Share
    Exchange--Agreement with Grant Family Shareholders" for a discussion of the shareholders agreement we entered into with Matex Inc. and the other Grant family shareholder.

(5) Messrs. Drury, Forbes, Payne and Peirce and Ms. Stanek do not own units because they are not employees.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   See "The Share Exchange--Agreement with the Grant Family Shareholders."

                        FEDERAL INCOME TAX CONSEQUENCES
                        TO SHAREHOLDERS AND UNITHOLDERS

U.S. Federal Income Tax Consequences of the Share Exchange and the Amendment and Termination of JESTA

   The following discussion constitutes the opinion of Foley & Lardner as to the material U.S. federal income tax consequences of the share exchange and amendment and termination of JESTA. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, and existing rulings of the Internal Revenue Service, or the IRS, and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below. This discussion is also based on certain factual representations made by Journal Communications.

   This discussion is limited to those persons who hold JESTA units as "capital assets" within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax considerations that may be relevant to unitholders in light of their particular circumstances or that may be relevant to certain unitholders that may be subject to special treatment under U.S. federal income tax law (for example, tax-exempt organizations). Furthermore, this discussion does not address any aspects of state, local, or foreign taxation. Neither Journal Communications, JESTA nor New Journal has sought or will seek a ruling from the IRS with respect to the share exchange or the amendment and termination of JESTA. The opinion of Foley & Lardner described below does not bind the IRS, and there can be no assurance that the IRS will not assert a contrary position.

  Holders of units should consult their own tax and financial advisers with respect to their particular circumstances.

   The material U.S. federal income tax consequences of the share exchange and termination of JESTA will be as follows:

  . No gain or loss will be recognized by JESTA upon the exchange of Journal Communications shares for shares of New Journal class B common stock.

  . No gain or loss will be recognized by JESTA upon the distribution of the shares of New Journal class B common stock to the unitholders in connection with the termination of JESTA.

  . No gain or loss will be recognized by Journal Communications or New Journal as a result of the share exchange or termination of JESTA.

  . No gain or loss will be recognized by a unitholder as a result of the receipt of shares of New Journal class B common stock upon the termination of JESTA.

  . The tax basis of any shares of New Journal class B common stock received by a unitholder upon the termination of JESTA will be the same as the tax basis of the JESTA units owned by the unitholder.

  . The holding period of the shares of New Journal class B common stock received by a unitholder upon the termination of JESTA will include the holding period of the JESTA units owned by the unitholder.

  . The receipt of cash by a unitholder pursuant to the exercise of dissenters' rights in the share exchange will be a taxable transaction to the unitholder. Assuming that such a unitholder does not own, directly or constructively (under the attribution rules of Section 318 of the Code), any shares of New Journal after the initial public offering, the receipt of the cash will result in a capital gain or loss. The amount of such gain or loss will equal the difference between the amount of cash and the adjusted tax basis in the unitholder's units. Any such capital gain or loss will be a long-term capital gain or loss if the unitholder has held the units for more than one year.

   Each unitholder will be required to retain certain records and to file with such unitholder's U.S. federal income tax return a statement setting forth certain facts relating to the share exchange and termination of JESTA.

U.S. Federal Income Tax Considerations for Holders of Class B Common Stock of New Journal

   The following is a discussion of the material U.S. federal income tax considerations for holders of New Journal class B common stock based upon current provisions of the Code and Treasury regulations, and existing rulings of the IRS and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below.


   As used in this summary, a "U.S. Person" is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or
(ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a "U.S. Holder" is a U.S. Person who owns shares of New Journal class B common stock, and a "Non-U.S. Holder" is any person who owns shares of New Journal class B common stock and who is not a U.S. Person.


   This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain holders that may be subject to special treatment under U.S. federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). This summary does not address certain special rules that apply to Non-U.S. Holders that are "controlled foreign corporations", "foreign personal holding companies", "passive foreign investment companies" or corporations that accumulate earnings to avoid U.S. federal income tax. Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary is limited to those persons (other than Journal Communications) that hold shares of New Journal common stock as "capital assets" within the meaning of
Section 1221 of the Code. In the case of any Non-U.S. Holder who is an individual, the following discussion assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

   If partnership holds New Journal common stock, then the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding New Journal common stock, then you should consult your tax adviser.

   This summary is included for general information only. Holders of shares should consult their own tax and financial advisers with respect to their particular circumstances.

  Treatment of U.S. Holders

   Dividends on Shares. Any distribution received by a U.S. Holder with respect to shares of New Journal common stock will constitute a "dividend," and will be treated as ordinary income, for U.S. federal income tax purposes to the extent that New Journal has sufficient accumulated or current earnings and profits. A redemption payment received with respect to shares of New Journal common stock will be treated as a distribution, rather than as a sale giving rise to a capital gain or loss, unless the redemption qualifies as an "exchange" under Section 302(b) of the Code. Any dividend received by a U.S. Holder that is itself a corporation may be eligible for a dividends-received deduction under Section 243 of the Code. The rate of the dividends-received deduction is generally 70%. The dividends-received deduction is subject to certain limitations. For example, the deduction may not be available if the corporate U.S. Holder does not satisfy certain holding period requirements with respect to its shares or if the shares are "debt-financed portfolio stock."

   Sale of Shares. Upon a sale of shares of New Journal common stock (not including a redemption that does not qualify as an "exchange" under Section 302(b) of the Code), a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale and the U.S. Holder's adjusted tax basis in such shares. Any gain or loss recognized on a sale of shares of New Journal common stock by a U.S. Holder will be a capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of disposition. Any long-term capital gain recognized upon a sale of shares of New Journal common stock by a U.S. Holder that is an individual will be subject to U.S. federal income tax at a maximum rate of 20%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

   Conversion of Class B Shares into Class A Shares. A conversion of a U.S. Holder's shares of New Journal class B common stock into shares of New Journal class A common stock pursuant to the provisions of New Journal's articles of incorporation will not be a taxable event for U.S. federal income tax purposes.

   Backup Withholding and Information Reporting. In general, information reporting requirements will apply to dividend payments made by New Journal and to the proceeds of sale of New Journal common stock unless you are an exempt recipient (such as a corporation). Such payments will be subject to backup withholding (at a rate of 30%), unless the U.S. Holder provides to New Journal a certification, under penalties of perjury, of the U.S. Holder's taxpayer identification number, or the U.S. Holder otherwise establishes an exemption. The requisite certification may be made on an IRS Form
W- 9. Amounts withheld from a U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

  Treatment of Non-U.S. Holders

   Dividends on Shares. A dividend received by a Non-U.S. Holder (including a payment received in a redemption that does not qualify as an "exchange" under
Section 302(b) of the Code) on shares of New Journal common stock will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless prior to the dividend payment the Non-U.S. Holder delivers to New Journal a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder's dividend income is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. This withholding applies even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding (see "--Backup Withholding and Information Reporting" below) with respect to the dividend. In the event that a properly executed IRS Form W-8ECI is furnished, the Non-U.S. Holder's dividend income will be exempt from withholding. However, any dividend that is effectively connected with a United States trade or business conducted by the Non-U.S. Holder will be subject to U.S. federal income tax at normal graduated rates (and if the Non-U.S. Holder is a corporation, the dividend may also be subject to an additional branch profits tax). In order to claim treaty benefits (such as a reduction in the rate of U.S. withholding tax), the Non-U.S. Holder must deliver to New Journal a properly executed IRS Form W-8BEN or Form W-8IMY prior to the dividend payment. If the Non-U.S. Holder is an entity that is classified for U.S. federal income tax purposes as a partnership, then unless this partnership has entered into a withholding agreement with the IRS, the partnership will be required, in addition to providing an IRS Form W-8IMY, to attach an appropriate certification by each partner, and to attach a statement allocating the dividend income among the various partners.

   If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

   Sale of Shares. Any gain or loss recognized by a Non-U.S. Holder upon a sale of shares (not including a redemption that does not qualify as an "exchange" under Section 302(b) of the Code) will be a capital gain or loss. Any such capital gain will not be subject to U.S. federal income tax, unless:
(i) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) New Journal is, or has been during certain periods preceding the disposition, a "United States real property holding corporation" and certain other conditions are met. If you are described in clause (i), then you will be subject to tax on the gain derived from the sale under regular graduated United States federal income tax rates. If you are described in clause (ii), then you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though you are not considered a resident of the United States). If you are a Non-U.S. Holder that is a foreign corporation and fall under clause (i), then you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that New Journal is a "United States real property holding corporation", and we do not expect New Journal to ever become one.

   Conversion of Class B Shares into Class A Shares. A conversion of a Non-U.S. Holder's shares of New Journal class B common stock into shares of New Journal class A common stock pursuant to the provisions New Journal's articles of incorporation will not be a taxable event for U.S. federal income tax purposes.

   Backup Withholding and Information Reporting. New Journal must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to a Non-U.S. Holder and the tax withheld, regardless of whether any U.S. tax was withheld on such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence. A Non-U.S. Holder will not be subject to backup withholding on dividends on New Journal shares if the owner of the shares certifies under penalties of perjury that it is not a U.S. Person (such certification may be made on an IRS Form W-8BEN), or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a U.S. office of a U.S. or foreign broker, the payment of the sale proceeds by the broker will be subject to information reporting and backup withholding, unless the owner of the shares provides the certification described above (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Person) or otherwise establishes an exemption. If a Non-U.S. Holder sells shares through a foreign office of a broker, backup withholding is not required; but information reporting is required if (i) the broker does not have documentary evidence that the holder is not a U.S. Person, and (ii) the broker is a U.S. Person or has certain other connections to the United States.

   Amounts withheld from a Non-U.S. Holder under the backup withholding rules are generally allowable as a credit against the U.S. federal income tax liability (if any) of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

   U.S. Estate Tax. Any shares of New Journal common stock that are held by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of his or her death generally will be treated as United States situs assets for U.S. federal estate tax purposes and will be subject to U.S. federal estate tax, except as may otherwise be provided by an applicable estate tax treaty between the United States and the decedent's country of residence.

                    SUBMISSION OF PROPOSALS BY SHAREHOLDERS

   A shareholder of New Journal who intends to present a proposal at, and have the proposal included in New Journal's proxy statement for, an annual meeting of shareholders must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. In order to comply with such rule, proposals submitted for the 2004 annual meeting must be received by New Journal
by              , 2003. A shareholder who intends to present a proposal at an annual meeting (including nominating persons for election as directors) but does not intend to have the proposal included in New Journal's proxy statement for such meeting must comply with the requirements set forth in New Journal's bylaws. To bring such a proposal before an annual meeting, a shareholder must, among other things, give written notice thereof, complying with the bylaws, to the Secretary of New Journal not less than 90 days prior to the first anniversary of the date of the annual meeting of shareholders of New Journal in the immediately preceding year. Written notice of a proposal to be so presented at the 2004 annual meeting must be given not less that 90 days prior to the first anniversary of the date of the annual meeting of shareholders of Journal Communications in 2003. Under New Journal's bylaws, if New Journal does not
receive such notice prior to              , 2004, then the notice will be
considered untimely and New Journal will not be required to present such proposal at the 2004 annual meeting. If New Journal's board of directors chooses to present such proposal at the 2004 annual meeting, then the persons named in proxies solicited by the board of directors for the 2004 annual meeting may exercise discretionary voting power with respect to such proposal.

                                 LEGAL MATTERS

   The validity of the shares of New Journal's class B common stock issued as a result of the share exchange, as well as certain other legal matters, will be passed upon for us by Foley & Lardner, Milwaukee, Wisconsin.

                                    EXPERTS

   The consolidated financial statements of Journal Communications, Inc. at December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 appearing in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The balance sheet of The Journal Company at May 12, 2003 appearing in this joint proxy statement/prospectus has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                              Page
                                                                                                             Number
                                                                                                             ------
Journal Communications, Inc. Audited Consolidated Financial Statements

Report of Independent Auditors..............................................................................   F-2
Consolidated Balance Sheets at December 31, 2001 and 2002...................................................   F-3
Consolidated Statements of Earnings for each of the three years in the period ended December 31, 2002.......   F-4
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31,
  2002......................................................................................................   F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002.....   F-6
Notes to Consolidated Financial Statements December 31, 2002................................................   F-7

Journal Communications, Inc. Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Balance Sheets as of December 31, 2002 and March 23, 2003 (unaudited)................  F-22
Unaudited Consolidated Condensed Statements of Earnings for the first quarters ended March 24, 2002 and
  March 23, 2003............................................................................................  F-23
Unaudited Consolidated Condensed Statements of Cash Flows for the first quarters ended March 24, 2002 and
  March 23, 2003............................................................................................  F-24
Notes to Unaudited Consolidated Condensed Financial Statements March 23, 2003...............................  F-25

The Journal Company Audited Financial Statement

Report of Independent Auditors..............................................................................  F-29
Balance Sheet at May 12, 2003...............................................................................  F-30
Note to Balance Sheet.......................................................................................  F-31

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Journal Communications, Inc.

   We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

   As explained in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Milwaukee, Wisconsin                                    /s/  ERNST & YOUNG LLP
January 28, 2003

                         JOURNAL COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
             December 31 (in thousands, except per share amounts)

                                                                           2001       2002
                                                                         --------  ---------
ASSETS
Current assets:
   Cash and cash equivalents............................................ $  8,911  $   8,455
   Receivables, net.....................................................   92,167     89,920
   Inventories, net.....................................................   19,696     16,200
   Prepaid expenses.....................................................    9,455     11,786
   Deferred income taxes................................................    5,696      8,164
   Current assets of discontinued operations............................    4,727         --
                                                                         --------  ---------
   TOTAL CURRENT ASSETS.................................................  140,652    134,525
Property and equipment:
   Land and land improvements...........................................   23,604     26,542
   Buildings............................................................   79,357    124,808
   Equipment............................................................  451,003    488,331
   Construction in progress.............................................   85,494     30,057
                                                                         --------  ---------
                                                                          639,458    669,738
   Less accumulated depreciation........................................  319,022    345,333
                                                                         --------  ---------
   Net property and equipment...........................................  320,436    324,405
Goodwill, net...........................................................  112,289    111,998
Broadcast licenses, net.................................................  128,842    125,492
Other intangible assets, net............................................   20,215     12,115
Prepaid pension costs...................................................       --     30,337
Other assets............................................................    6,311      5,880
Non-current assets of discontinued operations...........................    2,033         --
                                                                         --------  ---------
   TOTAL ASSETS......................................................... $730,778  $ 744,752
                                                                         ========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks............................................... $  4,420  $  90,775
   Accounts payable.....................................................   43,148     37,757
   Accrued compensation.................................................   23,794     29,712
   Deferred revenue.....................................................   19,609     20,741
   Accrued employee benefits............................................   23,882      9,576
   Other current liabilities............................................   21,952      9,525
   Current liabilities of discontinued operations.......................    3,502         --
   Current portion of long-term liabilities.............................    1,909      1,645
                                                                         --------  ---------
   TOTAL CURRENT LIABILITIES............................................  142,216    199,731
Accrued employee benefits...............................................   19,508     16,945
Other long-term liabilities.............................................   10,666      9,238
Deferred income taxes...................................................   25,508     42,294
Shareholders' equity:
   Common stock, authorized and issued 28,800 shares ($0.125 par value).    3,600      3,600
   Retained earnings....................................................  556,139    581,361
   Units of beneficial interest in treasury, at cost....................  (23,046)  (108,417)
   Accumulated other comprehensive income (loss)........................   (3,813)        --
                                                                         --------  ---------
   TOTAL SHAREHOLDER'S EQUITY...........................................  532,880    476,544
                                                                         --------  ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................... $730,778  $ 744,752
                                                                         ========  =========

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
       Years ended December 31 (in thousands, except per share amounts)

                                                                                          2000      2001      2002
                                                                                        --------  --------  --------
Continuing operations:
Operating revenue:
   Publishing.......................................................................... $345,321  $320,615  $311,138
   Broadcasting........................................................................  149,886   134,801   152,749
   Telecommunications..................................................................  126,586   151,992   148,674
   Printing services...................................................................  107,334   114,612    97,841
   Other...............................................................................   90,105    86,767    90,974
                                                                                        --------  --------  --------
Total operating revenue................................................................  819,232   808,787   801,376
Operating costs and expenses:
   Publishing..........................................................................  164,128   155,173   148,204
   Broadcasting........................................................................   54,672    54,804    59,674
   Telecommunications..................................................................   63,505    78,554    81,658
   Printing services...................................................................   90,096   101,884    82,597
   Other...............................................................................   74,899    73,266    75,420
                                                                                        --------  --------  --------
   Total operating costs and expenses..................................................  447,300   463,681   447,553
   Selling and administrative expenses.................................................  262,741   261,002   239,750
                                                                                        --------  --------  --------
Total operating costs and expenses and selling and administrative expenses.............  710,041   724,683   687,303
                                                                                        --------  --------  --------
Operating earnings.....................................................................  109,191    84,104   114,073
Other income and expense:
   Interest income and dividends.......................................................    1,314     1,618       984
   Interest expense, net...............................................................     (430)     (383)     (645)
                                                                                        --------  --------  --------
Total other income and expense.........................................................      884     1,235       339
                                                                                        --------  --------  --------
Earnings from continuing operations before income taxes and accounting change..........  110,075    85,339   114,412
Provision for income taxes.............................................................   44,162    35,860    49,418
                                                                                        --------  --------  --------
Earnings from continuing operations before accounting change...........................   65,913    49,479    64,994
Gain (loss) from discontinued operations, net of applicable income tax benefit of $611,
  $477 and $6,624 respectively.........................................................      471    (1,722)     (565)
Cumulative effect of accounting change, net of applicable income taxes of $1,161.......       --        --    (6,509)
                                                                                        --------  --------  --------
Net earnings........................................................................... $ 66,384  $ 47,757  $ 57,920
                                                                                        ========  ========  ========
Weighted average number of shares outstanding..........................................   27,101    28,084    26,430
Basic and diluted earnings per share:
   Continuing operations before accounting change...................................... $   2.43  $   1.76  $   2.46
   Discontinued operations.............................................................     0.02     (0.06)    (0.02)
   Cumulative effect of accounting change..............................................       --        --     (0.25)
                                                                                        --------  --------  --------
Net earnings per share................................................................. $   2.45  $   1.70  $   2.19
                                                                                        ========  ========  ========
Cash dividends per share............................................................... $   1.35  $   1.35  $   1.20
                                                                                        ========  ========  ========

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
       Years ended December 31 (in thousands, except per share amounts)

                                                             Units of    Accumulated
                                                            Beneficial      Other
                                           Common Retained  Interest in Comprehensive            Comprehensive
                                           Stock  Earnings   Treasury   Income (Loss)   Total    Income (Loss)
                                           ------ --------  ----------- ------------- ---------  -------------
Balance at December 31, 1999.............. $3,600 $504,683   $ (42,018)    $  (568)   $ 465,697
Net earnings..............................          66,384                               66,384     $66,384
Other comprehensive loss:
   Foreign currency translation
     adjustments..........................                                    (239)        (239)       (239)
                                                                                                    -------
Comprehensive income......................                                                          $66,145
                                                                                                    =======
Cash dividends ($1.35 per share)..........         (36,765)                             (36,765)
Units of beneficial interest purchased....                     (77,145)                 (77,145)
Units of beneficial interest sold.........           8,498      82,089                   90,587
                                           ------ --------   ---------     -------    ---------
Balance at December 31, 2000..............  3,600  542,800     (37,074)       (807)     508,519
Net earnings..............................          47,757                               47,757     $47,757
Other comprehensive loss:
   Minimum pension liability adjustment
     (net of tax of $1,906)...............                                  (2,856)      (2,856)     (2,856)
   Foreign currency translation
     adjustments..........................                                    (150)        (150)       (150)
                                                                                                    -------
Other comprehensive loss..................                                                           (3,006)
                                                                                                    -------
Comprehensive income......................                                                          $44,751
                                                                                                    =======
Cash dividends ($1.35 per share)..........         (37,866)                             (37,866)
Units of beneficial interest purchased....                     (84,351)                 (84,351)
Units of beneficial interest sold.........           3,448      98,379                  101,827
                                           ------ --------   ---------     -------    ---------
Balance at December 31, 2001..............  3,600  556,139     (23,046)     (3,813)     532,880
Net earnings..............................          57,920                               57,920     $57,920
Other comprehensive income:
   Reversal of prior year minimum pension
     liability adjustment (net of tax of
     $1,906)..............................                                   2,856        2,856       2,856
   Realization of foreign currency
     translation adjustments..............                                     957          957         957
                                                                                                    -------
Other comprehensive income................                                                            3,813
                                                                                                    -------
Comprehensive income......................                                                          $61,733
                                                                                                    =======
Cash dividends ($1.20 per share)..........         (31,597)                             (31,597)
Units of beneficial interest purchased....                    (125,347)                (125,347)
Units of beneficial interest sold.........          (1,101)     39,976                   38,875
                                           ------ --------   ---------     -------    ---------
Balance at December 31, 2002.............. $3,600 $581,361   $(108,417)    $    --    $ 476,544
                                           ====== ========   =========     =======    =========


                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended December 31 (in thousands)

                                                                                             2000       2001       2002
                                                                                           --------  ---------  ---------
Cash flow from operating activities:
   Net earnings........................................................................... $ 66,384  $  47,757  $  57,920
   Less gain (loss) from discontinued operations..........................................      471     (1,722)      (565)
   Less cumulative effect of accounting change............................................       --         --     (6,509)
                                                                                           --------  ---------  ---------
   Earnings from continuing operations before accounting change...........................   65,913     49,479     64,994
   Adjustments for non-cash items:
       Depreciation.......................................................................   38,710     40,882     44,726
       Amortization.......................................................................   11,408     10,814      1,909
       Provision for doubtful accounts....................................................    2,821      3,816      3,480
       Deferred income taxes..............................................................    2,562      4,533     12,413
       Net loss from disposal of assets...................................................    1,516      1,486        404
       Impairment of long-lived assets....................................................       --      1,003      3,762
       Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:
          Receivables.....................................................................   (6,369)     3,233     (1,172)
          Inventories.....................................................................     (916)    (1,107)     3,687
          Accounts payable................................................................    5,646    (10,470)    (4,013)
          Other assets and liabilities....................................................   11,832     14,742    (44,130)
                                                                                           --------  ---------  ---------
              NET CASH PROVIDED BY OPERATING ACTIVITIES...................................  133,123    118,411     86,060
                                                                                           --------  ---------  ---------
Cash flow from investing activities:
   Capital expenditures for property and equipment........................................  (96,758)   (90,172)   (53,169)
   Proceeds from sales of assets..........................................................    3,174      5,245      1,548
   Acquisition of businesses..............................................................   (8,018)   (22,148)       (49)
   Redemption of investment of preferred stock............................................    7,106         --         --
   Other, net.............................................................................      466     (1,069)       261
                                                                                           --------  ---------  ---------
              NET CASH USED FOR INVESTING ACTIVITIES......................................  (94,030)  (108,144)   (51,409)
                                                                                           --------  ---------  ---------
Cash flow from financing activities:
   Net increase (decrease) in notes payable to bank.......................................  (12,115)     4,420     86,355
   Purchases of units of beneficial interest..............................................  (77,145)   (84,351)  (125,347)
   Sales of units of beneficial interest..................................................   90,587    101,827     38,875
   Cash dividends.........................................................................  (36,765)   (37,866)   (31,597)
   Deferred revenue.......................................................................    2,403      4,052         --
                                                                                           --------  ---------  ---------
              NET CASH USED FOR FINANCING ACTIVITIES......................................  (33,035)   (11,918)   (31,714)
                                                                                           --------  ---------  ---------
NET CASH PROVIDED BY (USED FOR) DISCONTINUED OPERATIONS...................................   (3,671)       513     (3,393)
                                                                                           --------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......................................    2,387     (1,138)      (456)
Cash and cash equivalents
   Beginning of year......................................................................    7,662     10,049      8,911
                                                                                           --------  ---------  ---------
   End of year............................................................................ $ 10,049  $   8,911  $   8,455
                                                                                           ========  =========  =========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes................................................................ $ 40,859  $  25,788  $  34,404
                                                                                           ========  =========  =========
Cash paid for interest.................................................................... $  1,261  $     554  $   2,036
                                                                                           ========  =========  =========

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          December 31, 2002 (in thousands, except per share amounts)

1  SIGNIFICANT ACCOUNTING POLICIES

   Basis of consolidation--The consolidated financial statements include the accounts of Journal Communications, Inc. and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

   Foreign currency translation--Our foreign subsidiaries use the local currency as their functional currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in accumulated other comprehensive income (loss). As of December 31, 2002, all foreign operations have been liquidated and all translation adjustments have been realized.

   Revenue recognition--Publishing revenue is generated primarily from the sale of newspaper advertising space and newspaper subscriptions. Broadcasting revenue is generated primarily from the sale of television and radio advertising time. Advertising revenue is recognized in the publishing and broadcasting industries when the advertisement is published or aired. Circulation revenue is recognized ratably over the newspaper subscription period. Telecommunication revenue is generated from toll (voice), data transmission and satellite (video) services. Toll and video service revenue is recognized at the time the service is performed and data transmission revenue is recorded on a straight-line basis over the term of the contract. Printing services revenue is recorded at the time of shipment when title passes to the customer. Other revenue is generated primarily from label printing and direct marketing services. Revenue is recognized at the time of shipment when title passes to the customer and at the time the service is performed, respectively.

   Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

   Shipping and handling costs--Shipping and handling costs, including postage, billed to customers are included in operating revenue and the related costs are included in operating costs and expenses.

   Advertising expense--We expense our advertising costs as incurred. Advertising expense for the years ended December 31, 2000, 2001 and 2002 was $10,105, $8,488 and $9,292, respectively.

   Interest expense--Interest expense attributable to self-constructed assets has been capitalized as a component of the cost of the asset. The self-constructed assets include Journal Sentinel's production facility during 2000, 2001 and 2002 and Norlight's network expansion in 2000 and 2001. Capitalized interest is as follows:

                                          2000   2001    2002
                                         ------  ----  -------
                 Total interest incurred $1,321  $481  $ 1,805
                 Less amount capitalized   (891)  (98)  (1,160)
                                         ------  ----  -------
                 Interest expense....... $  430  $383  $   645
                                         ======  ====  =======

   Earnings per share--Basic and diluted earnings per share are the same because there are no dilutive securities. The term "share" is representative of both shares and units of beneficial interest outstanding. The denominator for our earnings per share calculation equals shares outstanding less shares represented by units of beneficial interest in held in treasury.

   Fair values--The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term liabilities approximates fair value as of December 31, 2001 and 2002.

   Cash equivalents--Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

   Receivables, net--We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business

                         JOURNAL COMMUNICATIONS, INC.

unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 31, 2001 and 2002 was $5,477 and $6,453, respectively.

   Inventories--Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                              2001     2002
                                            -------  -------
                  Paper and supplies....... $ 9,797  $ 7,725
                  Work in process..........   2,416    3,456
                  Finished goods...........   8,647    5,918
                  Less obsolescence reserve  (1,164)    (899)
                                            -------  -------
                  Inventories, net......... $19,696  $16,200
                                            =======  =======

   Property and equipment--Property and equipment are recorded at cost. Depreciation of property and equipment is provided, principally using the straight-line method, over the estimated useful lives, which are as follows:

                                                          Years
                                                          -----
                 Land improvements....................... 10-20
                 Buildings...............................    30
                 Newspaper printing presses.............. 20-25
                 Broadcasting equipment..................  5-20
                 Telecommunications and network equipment  5-25
                 Other printing presses..................  7-10
                 Other...................................  3-10

   Intangible assets--Upon adoption of Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives, including broadcast licenses and network affiliation agreements, are no longer amortized but instead are reviewed at least annually for impairment. We continue to amortize definite-lived intangible assets on a straight-line basis for periods up to 40 years.

   Impairment of long-lived assets--Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2002, we recorded a $2,502 loss on impairment of certain equipment at our printing services segment and a $1,260 loss on impairment of a customer list at our direct marketing services business. Fair value was determined by independent professional appraisers. These losses are recorded as an operating expense in the accompanying consolidated statements of earnings.


   Accrued litigation--We are subject to various legal actions, administrative proceedings and claims. When necessary, we may need to record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims, as discussed in note 8, would not materially affect our results of operations, financial position or cash flows.



   Employee benefits--We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. A third party administrator is used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which would require us to record additional expense in the future.



   We rely upon actuarial valuations to determine pension costs and funding. Moody's Aa Corporate bonds, as of the measurement date, are the benchmark we use to determine the assumed discount rate. We make other assumptions that affect the accounting for pension benefits. Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

                         JOURNAL COMMUNICATIONS, INC.

   We also rely upon actuarial valuations to determine post retirement benefit costs other than pension. We provide the actuarial firms with the assumption of the discount rate and medical cost inflation. These assumptions could have a significant effect on our obligation. The discount rate is used to arrive at the net present value of the obligation. The medical cost of inflation is used to calculate the impact future medical costs would have on postretirement obligations.


   Concentration of credit risk--Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

   Use of estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Reclassifications--Certain prior year amounts have been reclassified to conform to the 2002 presentation.

   Recently adopted accounting standards--Effective January 1, 2002, we adopted Statement No. 141, "Business Combinations," and Statement No. 142. Statement No. 141 addresses financial accounting and reporting for business combinations completed after June 30, 2001. As required by Statement No. 142, we performed transitional impairment tests on our goodwill and indefinite-lived intangible assets. The resulting impairment charges of $7,670 ($6,509 after tax) were recorded during the first quarter ended March 24, 2002 and are reported as the cumulative effect of accounting change in the consolidated statements of earnings.

   Effective January 1, 2002, we adopted Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, as well as broadening the accounting and reporting of discontinued operations. Accordingly, the closures of Fox Cities Newspapers and IPC Communication Services, S.A., as discussed in Note 10, have been treated as discontinued operations.

   New accounting standard--In June 2002, Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan. The provisions for Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Accordingly, Statement No. 146 may affect when future costs associated with exit or disposal activities are recognized.

2  NOTES PAYABLE TO BANKS

   On May 31, 2002, we entered into a $120,000 bank revolving credit agreement, expiring May 30, 2003, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of December 31, 2002, we had borrowings of $90,775 under the credit agreement, including $2,775 bearing interest at the Base Rate of 4.25% and $88,000 bearing interest at the LIBOR based rate of 2.40%. We are required to pay a commitment fee of 0.20% of the credit agreement. Upon signing the credit agreement, we paid fees of $255, which we are amortizing over the life of the credit agreement.

3  EMPLOYEE BENEFIT PLANS

   We have a defined benefit pension plan covering the majority of our employees. The benefits are based on years of service and the average compensation for the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, we provide health benefits to certain retirees and their eligible spouses. We have elected to amortize the related unfunded postretirement health care obligation of $25,324 at January 1, 1993, over a period of 20 years.

   We also sponsor an unfunded non-qualified pension plan for employees whose benefits under the pension plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for

                         JOURNAL COMMUNICATIONS, INC.

this plan for all years presented is combined with the pension plan. The accrued net benefit cost related to this plan was $4,403 and $4,701 at December 31, 2001 and 2002, respectively.

                                                                         Other
                                                                    Postretirement
                                                Pension Benefits       Benefits
                                               ------------------  ----------------
Years ended December 31                          2001      2002      2001     2002
-----------------------                        --------  --------  -------  -------
Change in benefit obligations
Benefit obligation at beginning of year....... $111,549  $111,394  $28,937  $37,265
Service cost..................................    3,361     3,675      549      379
Plan amendments...............................       31        --       --   (6,082)
Interest cost.................................    7,552     7,808    2,069    2,261
Actuarial (gain) loss.........................   (4,039)    7,403    8,682    1,591
Special termination benefits..................       --        --       --       48
Benefits paid.................................   (7,060)   (7,186)  (2,972)  (3,099)
                                               --------  --------  -------  -------
Benefit obligation at end of year............. $111,394  $123,094  $37,265  $32,363
                                               ========  ========  =======  =======
Change in plan assets
Fair value of plan assets at beginning of year $ 79,861  $ 72,756  $    --  $    --
Actual loss on plan assets....................   (3,897)   (8,605)      --       --
Company contributions.........................    3,852    44,494    2,972    3,099
Benefits paid.................................   (7,060)   (7,186)  (2,972)  (3,099)
                                               --------  --------  -------  -------
Fair value of plan assets at end of year...... $ 72,756  $101,459  $    --  $    --
                                               ========  ========  =======  =======

                                                                 Other
                                                            Postretirement
                                       Pension Benefits        Benefits
                                      ------------------  ------------------
   Years ended December 31              2001      2002      2001      2002
   -----------------------            --------  --------  --------  --------
   Funded status of the plan
   Underfunded status of the plan.... $(38,638) $(21,635) $(37,265) $(32,363)
   Unrecognized net actuarial loss...   21,740    46,016     9,856    11,018
   Unrecognized prior service cost...    1,303     1,046        --        --
   Unrecognized transition obligation      313       209    12,211     5,487
                                      --------  --------  --------  --------
   Prepaid (accrued) net benefit cost $(15,282) $ 25,636  $(15,198) $(15,858)
                                      ========  ========  ========  ========

                                                                Other
                                                           Postretirement
                                       Pension Benefits       Benefits
                                      -----------------  ------------------
   Years ended December 31              2001      2002     2001      2002
   -----------------------            --------  -------  --------  --------
   Prepaid (accrued) net benefit cost
   Prepaid benefit cost.............. $     --  $30,337  $     --  $     --
   Accrued benefit cost..............  (21,612)  (4,701)  (15,198)  (15,858)
   Intangible asset..................    1,568       --        --        --
   Deferred tax asset................    1,906       --        --        --
   Accumulated comprehensive loss....    2,856       --        --        --
                                      --------  -------  --------  --------
   Prepaid (accrued) net benefit cost $(15,282) $25,636  $(15,198) $(15,858)
                                      ========  =======  ========  ========

                         JOURNAL COMMUNICATIONS, INC.

                                                         Pension Benefits
                                                    ----------------------------
 Years ended December 31                              2000      2001      2002
 -----------------------                            -------   -------   -------
 Components of net periodic benefit cost
 Service cost...................................... $ 3,751   $ 3,361   $ 3,675
 Interest cost.....................................   7,759     7,552     7,809
 Expected return on plan assets....................  (7,721)   (8,189)   (8,262)
 Amortization of:
    Unrecognized prior service cost................     254       254       257
    Unrecognized net transition obligation (asset).    (127)      104        (7)
    Unrecognized net (gain) loss...................      --       (30)      104
                                                    -------   -------   -------
 Net periodic benefit cost......................... $ 3,916   $ 3,052   $ 3,576
                                                    =======   =======   =======

                                                    Other Postretirement Benefits
                                                    ----------------------------
 Years ended December 31                              2000      2001      2002
 -----------------------                            -------   -------   -------
 Components of net periodic benefit cost
 Service cost...................................... $   523   $   549   $   379
 Interest cost.....................................   1,822     2,069     2,261
 Special termination benefits......................      --        --        48
 Amortization of:
    Unrecognized net transition obligation.........   1,110     1,110       642
    Unrecognized net (gain) loss...................     (17)       --       429
                                                    -------   -------   -------
 Net periodic benefit cost......................... $ 3,438   $ 3,728   $ 3,759
                                                    =======   =======   =======

   The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at December 31 for pension benefits and September 30 for other postretirement benefits include the following:

                                                                Other
                                                             Postretirement
                                            Pension Benefits  Benefits
                                            ---------------  -------------
                                            2001     2002    2001    2002
                                            ----     ----    ----    ----
             Discount rate................. 7.25%    6.75%   7.25%   6.75%
             Expected return on plan assets 9.50     8.50      --      --
             Rate of compensation increase. 4.50     4.50      --      --

   The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2003 is 9.0%, grading down to 5.0% in the year 2007 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1% point change in the assumed health care cost trend rate would have the following effects:

                                                                    1% Point Increase 1% Point Decrease
                                                                    ----------------- -----------------
Effect on total of service and interest cost components in 2002....       $104              $ 92
Effect on postretirement benefit obligation as of December 31, 2002       $783              $713

   The Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contributed may not exceed 50%. Each employee who elects to participate is eligible to receive company matching contributions. We may contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. The matching contributions, recorded as an operating expense, were $2,799, $2,672 and $2,594 in 2000, 2001 and 2002, respectively. We made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the defined benefit pension plan of $759, $860 and $875 in 2000, 2001 and 2002, respectively.

                         JOURNAL COMMUNICATIONS, INC.

4  INCOME TAXES

   The components of the provision for income taxes consist of the following:

                Years ended December 31  2000    2001    2002
                ----------------------- ------- ------- -------
                      Current:
                        Federal........ $36,016 $25,214 $31,440
                         State.........   5,584   6,113   5,565
                                        ------- ------- -------
                                         41,600  31,327  37,005
                      Deferred.........   2,562   4,533  12,413
                                        ------- ------- -------
                      Total............ $44,162 $35,860 $49,418
                                        ======= ======= =======

   The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

       Years ended December 31                          2000 2001  2002
       -----------------------                        ------ ----  ----
       Statutory federal income tax rate.............  35.0% 35.0% 35.0%
       State income taxes, net of federal tax benefit   4.2   5.6   4.6
       Non-deductible litigation expenses............    --    --   1.8
       Other.........................................   0.9   1.4   1.8
                                                      ------ ----  ----
       Actual provision..............................  40.1% 42.0% 43.2%
                                                      ====== ====  ====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

December 31                                                      2001      2002
-----------                                                    --------  --------
Current assets
Receivables................................................... $  1,415  $  2,422
Inventories...................................................      425       424
Other assets..................................................      306       539
Accrued compensation..........................................    3,559     3,536
Accrued employee benefits.....................................    1,117     1,243
                                                               --------  --------
Total current deferred tax assets.............................    6,822     8,164
                                                               --------  --------
Current liabilities
Accrued state taxes...........................................   (1,126)       --
                                                               --------  --------
   Total current deferred tax liabilities.....................   (1,126)       --
                                                               --------  --------
Total net current deferred tax asset.......................... $  5,696  $  8,164
                                                               ========  ========
Non-current assets
Accrued employee benefits..................................... $  7,945  $  5,527
Litigation reserve............................................    3,643        --
State net operating loss carryforwards........................    4,262     4,708
Other assets..................................................      575     1,266
                                                               --------  --------
   Total non-current deferred tax assets......................   16,425    11,501
                                                               --------  --------
Non-current liabilities
Property and equipment........................................  (14,326)  (16,758)
Intangible assets.............................................  (24,922)  (26,643)
Accrued employee benefits.....................................       --    (4,458)
Other liabilities.............................................       --    (2,327)
                                                               --------  --------
   Total non-current deferred tax liabilities.................  (39,248)  (50,186)
                                                               --------  --------
Total net non-current deferred tax liabilities................ $(22,823) $(38,685)
                                                               ========  ========
Valuation allowances on state net operating loss carryforwards $ (2,685) $ (3,609)
                                                               --------  --------
Net deferred tax liability.................................... $(19,812) $(34,130)
                                                               ========  ========

                         JOURNAL COMMUNICATIONS, INC.

   At December 31, 2002, we had state net operating loss carryforwards of $47,727 that begin to expire in 2004 and state income tax credit carryforwards of $1,398 that begin to expire in 2004. To the extent we believe there is significant uncertainty regarding realization of such carryforwards, valuation allowances have been provided.

5  OTHER LONG-TERM LIABILITIES

   Other long-term liabilities consist of the following:

December 31                                                                2001    2002
-----------                                                               ------- ------
Other obligations, average interest rate of 4.5% in 2002 and 8.0% in 2001 $ 4,539 $3,335
Television program contracts, due in the subsequent years................     250    337
                                                                          ------- ------
                                                                            4,789  3,672
Less current portion.....................................................   1,909  1,645
                                                                          ------- ------
                                                                            2,880  2,027
Deferred revenue.........................................................   7,786  7,211
                                                                          ------- ------
Total other long-term liabilities........................................ $10,666 $9,238
                                                                          ======= ======

   We lease office space, certain broadcasting facilities, distribution centers, printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes. As of December 31, 2002, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

                               2003...... $15,714
                               2004......  12,729
                               2005......  10,303
                               2006......   5,533
                               2007......   4,696
                               Thereafter  20,096
                                          -------
                                          $69,071
                                          =======

   Rent expense charged to operations for 2000, 2001 and 2002 was $26,630, $30,057 and $27,827, respectively. Rental income from subleases included in operations for 2000, 2001 and 2002 was $4,147, $4,379 and $4,565, respectively. Aggregate future minimum rentals to be received under noncancellable subleases equal $12,821 as of December 31, 2002.

   A purchase commitment for newsprint for our publishing businesses, which runs through 2006, from a newsprint supplier as of December 31, 2002, was $104,693. The commitment is based on market prices for quantities we determine will meet our newsprint requirements over the term of the contract. In the unlikely event that newsprint is no longer required in our business, our commitment would expire without obligation. Purchase commitments related to capital expenditures for our daily newspaper's new production facility were approximately $9,397 as of December 31, 2002. We expect to spend up to $112,415 on this project scheduled to be completed in early 2003. As of December 31, 2002, we have spent $102,665 on this project. In addition, we have the right to broadcast certain television programs during the years 2003-2008 under contracts aggregating $8,299. We have $1,221 of standby letters of credit for business insurance purposes.

6  SHAREHOLDERS' EQUITY

  Units of beneficial interest

   Employee-owners of Journal Communications, Inc. do not own shares of stock directly. Instead, they own "units of beneficial interest" (units), representing beneficial interests in the Journal Employees' Stock Trust (the Stock Trust) established under the Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (JESTA). The Stock Trust, in turn, owns the shares of stock. Each unit is represented by one share of stock held by the Stock Trust. In the years covered, we have purchased units under the terms of JESTA and resold them to active employees. Employees owning units

                         JOURNAL COMMUNICATIONS, INC.

are referred to as unitholders. On October 25, 2002, the Board of Directors determined to indefinitely suspend the purchase and sale of units while we explore potential sources for additional permanent capital. Unit activity is as follows:

             Years ended December 31         2000    2001    2002
             -----------------------        ------  ------  ------
             Beginning balance in treasury.  1,529   1,140     613
             Purchases.....................  2,458   2,333   3,329
             Sales......................... (2,847) (2,860) (1,058)
                                            ------  ------  ------
                Ending balance in treasury.  1,140     613   2,884
                                            ======  ======  ======

   As of December 31, 2002, our treasury, our employees and former employees owned units representing beneficial ownership of 90% of our stock. As of the end of 2002, we believe that employees and former employees had outstanding balances under demand notes secured by pledges of units to various financial institutions totaling approximately $433,097.

  Accumulated other comprehensive income (loss)

   Accumulated other comprehensive income (loss) consists of the following as of December 31:

                                                         2000    2001   2002
                                                        -----  -------  ----
    Cumulative foreign currency translation adjustments $(807) $  (957) $--
    Minimum pension liability, net of tax..............    --   (2,856)  --
                                                        -----  -------  ---
    Accumulated other comprehensive income (loss)...... $(807) $(3,813) $--
                                                        =====  =======  ===

7  GOODWILL AND OTHER INTANGIBLE ASSETS

   The following table reconciles the reported earnings from continuing operations before accounting change, net earnings, earnings per share from continuing operations before accounting change and earnings per share to that which would have resulted for the years ended December 31, 2000 and 2001, if Statement No. 142 had been effective:

                                                                           2000    2001    2002
                                                                          ------- ------- -------
Reported earnings from continuing operations before accounting change.... $65,913 $49,479 $64,994
   Goodwill amortization, net of tax.....................................   2,365   2,340      --
   Broadcast licenses amortization, net of tax...........................   3,082   3,113      --
   Network affiliation agreements amortization, net of tax...............      76      76      --
                                                                          ------- ------- -------
Adjusted earnings from continuing operations before accounting change.... $71,436 $55,008 $64,994
                                                                          ======= ======= =======
Reported net earnings.................................................... $66,384 $47,757 $57,920
   Goodwill amortization, net of tax.....................................   2,365   2,340      --
   Broadcast licenses amortization, net of tax...........................   3,082   3,113      --
   Network affiliation agreements amortization, net of tax...............      76      76      --
                                                                          ------- ------- -------
Adjusted net earnings.................................................... $71,907 $53,286 $57,920
                                                                          ======= ======= =======
Basic and diluted earnings per share:
   Reported earnings from continuing operations before accounting change. $  2.43 $  1.76 $  2.46
   Goodwill amortization, net of tax.....................................    0.09    0.09      --
   Broadcast licenses amortization, net of tax...........................    0.11    0.11      --
   Network affiliation agreements amortization, net of tax...............      --      --      --
                                                                          ------- ------- -------
Adjusted earnings from continuing operations before accounting change.... $  2.63 $  1.96 $  2.46
                                                                          ======= ======= =======
Basic and diluted earnings per share:
   Reported net earnings................................................. $  2.45 $  1.70 $  2.19
   Goodwill amortization, net of tax.....................................    0.09    0.09      --
   Broadcast licenses amortization, net of tax...........................    0.11    0.11      --
   Network affiliation agreements amortization, net of tax...............      --      --      --
                                                                          ------- ------- -------
Adjusted net earnings.................................................... $  2.65 $  1.90 $  2.19
                                                                          ======= ======= =======

                         JOURNAL COMMUNICATIONS, INC.

   Amortization expense was $1,909 for the year ended December 31, 2002. Estimated amortization expense for each of the next five years is as follows:

      Year                                                         Amount
      ----                                                         ------
      2003........................................................ $1,636
      2004........................................................  1,028
      2005........................................................    455
      2006........................................................    445
      2007........................................................    410

Definite-lived Intangibles

   Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts. As a result of impairment tests, we wrote off $1,260 ($773 after tax) for a customer list at our direct marketing services business, which is reported as a component of the selling and administrative expenses on the consolidated statements of earnings.

   The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

                                           Gross                  Net
                                          Carrying Accumulated  Carrying
        December 31, 2001                  Amount  Amortization  Amount
        -----------------                 -------- ------------ --------
        Definite-lived intangible assets:
        Customer lists................... $23,057    $(17,935)   $5,122
        Non-compete agreements...........  24,712     (21,818)    2,894
        Other............................   4,193      (3,629)      564
                                          -------    --------    ------
        Total............................ $51,962    $(43,382)   $8,580
                                          =======    ========    ======

                                           Gross                  Net
                                          Carrying Accumulated  Carrying
        December 31, 2002                  Amount  Amortization  Amount
        -----------------                 -------- ------------ --------
        Definite-lived intangible assets:
        Customer lists................... $17,771    $(14,830)   $2,941
        Non-compete agreements...........  24,813     (23,169)    1,644
        Other............................   3,080      (3,045)       35
                                          -------    --------    ------
        Total............................ $45,664    $(41,044)   $4,620
                                          =======    ========    ======

   The decrease in the net carrying amount of definite-lived intangible assets from December 31, 2001 is due to amortization expense of $1,909, the write off a customer list in the amount of $1,260, and reclassification to goodwill of $891 of intangible assets that did not meet the new criteria for recognition separate from goodwill offset by the renewal of a non-compete agreement for $100.

Indefinite-lived Intangibles

   Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

                         JOURNAL COMMUNICATIONS, INC.

   The net carrying amount of the major classes of indefinite-lived intangible assets as of December 31, 2001 and 2002 is as follows:

             December 31                           2001     2002
             -----------                         -------- --------
             Indefinite lived intangible assets:
             Broadcast licenses................. $128,842 $125,492
             Network affiliation agreements.....   10,067    7,495
             Other..............................    1,568       --
                                                 -------- --------
             Total.............................. $140,477 $132,987
                                                 ======== ========

   The decrease in the net carrying amount of indefinite-lived intangible assets from December 31, 2001 is primarily attributed to the adjustment made to the preliminary purchase price of the Idaho television stations acquired on December 31, 2001.

Goodwill

   We performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business, which is reported as a component of the cumulative effect of accounting change in the consolidated statement of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

   The changes in the net carrying amount of goodwill for the year ended December 31, 2001 are as follows:

                                Goodwill at   Goodwill     Goodwill   Reclassification            Goodwill at
                                January 1,   related to   related to   of intangible   Impairment December 31,
        Reporting Unit             2001     acquisitions divestitures      assets        losses       2001
        --------------          ----------- ------------ ------------ ---------------- ---------- ------------
Daily newspaper................  $  2,090      $   --       $  --         $    (6)        $ --      $  2,084
Community newspapers & shoppers    24,411          --          --            (698)          --        23,713
Broadcasting...................    76,352       1,601          --          (2,145)         776        76,584
Telecommunications.............       202          --          --             (14)          --           188
Label printing.................     2,736          --        (296)            (78)          --         2,362
Direct marketing services......     7,581          --          --            (223)          --         7,358
                                 --------      ------       -----         -------         ----      --------
Total..........................  $113,372      $1,601       $(296)        $(3,164)        $776      $112,289
                                 ========      ======       =====         =======         ====      ========

   The changes in the net carrying amount of goodwill for the year ended December 31, 2002 are as follows:


                                Goodwill at   Goodwill     Goodwill   Reclassification            Goodwill at
                                January 1,   related to   related to   of intangible   Impairment December 31,
        Reporting Unit             2002     acquisitions divestitures      assets        losses       2002
        --------------          ----------- ------------ ------------ ---------------- ---------- ------------
Daily newspaper................  $  2,084      $   --        $ --           $ --        $    --     $  2,084
Community newspapers & shoppers    23,713          --         398            724             --       24,835
Broadcasting...................    76,584       5,368          --            167             --       82,119
Telecommunications.............       188          --          --             --             --          188
Label printing.................     2,362          --          --             --             --        2,362
Direct marketing services......     7,358          --          --             --         (6,948)         410
                                 --------      ------        ----           ----        -------     --------
Total..........................  $112,289      $5,368        $398           $891        $(6,948)    $111,998
                                 ========      ======        ====           ====        =======     ========

   According to Statement No. 142, when a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business based on the relative fair values of the business disposed of and the portion of the reporting unit that is retained. As discussed in Note 10 below, we announced the closure of Fox Cities Newspapers, a part of our community newspapers and shoppers reporting unit, in January 2002. The

                         JOURNAL COMMUNICATIONS, INC.

book value of its goodwill equaled $398 as of December 31, 2001 and was classified as part of non-current assets of discontinued operations. Based upon the valuations of Fox Cities Newspapers and our community newspapers and shoppers, the relative value of Fox Cities Newspapers' goodwill now equals zero. Therefore, upon adoption of Statement No. 142, Fox Cities Newspapers' goodwill that was classified in non-current assets of discontinued operations in the December 31, 2001 consolidated balance sheet has been reclassified to our community newspapers and shoppers reporting unit goodwill in the December 31, 2002 consolidated balance sheet.

Other

   We perform impairment tests each year on goodwill and indefinite-lived intangible assets, or more frequently in certain circumstances. We cannot be certain that future impairment tests will not result in a charge to earnings. With the assistance of independent, professional appraisers, we performed the 2002 annual impairment tests as of the beginning of the fourth quarter and, as noted above, there was no resulting impairment.

   Statement No. 142 does not change the requirements for recognition of deferred taxes related to differences in the financial reporting and tax basis of broadcast licenses and tax-deductible goodwill. We will recognize a deferred tax liability for the difference between financial reporting and tax amortization on our broadcast licenses and tax-deductible goodwill because we are no longer amortizing these intangible assets for financial reporting purposes. As the majority of our deferred tax liability recorded on the balance sheet relates to the difference between financial reporting and tax basis on broadcast licenses, the deferred tax liability will not reverse over time unless future impairment charges are recognized on the broadcast licenses or they are sold.

8  LITIGATION

   We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We believe that such unresolved legal actions and claims will not materially adversely affect our consolidated results of operations, financial condition or cash flows.

   Newspaper Merger Class Action Suit. On May 4, 1999, five former employees filed a lawsuit in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. This lawsuit was granted class action status to include other unitholders who separated from us as part of the merger. The plaintiffs alleged that an internal memorandum created a contract permitting members of the plaintiff class to offer to sell units at any time over a period of up to 10 years, depending on their retirement status or years of unit ownership. On May 7, 2002, the parties reached an out-of-court settlement. On July 1, 2002, the judge approved the settlement. We agreed to pay the plaintiffs $8.9 million in cash in settlement of all claims. We also agreed to allow certain members of the plaintiff class to retain certain rights, for a period of time, as to units of beneficial interest in JESTA. Plaintiffs and their counsel value these rights at approximately $0.6 million. We reduced our litigation reserve by $4.1 million that reduced selling and administrative expenses in the second quarter of 2002 to reflect the settlement amount, net of insurance proceeds.

   Conley Publishing Group, Ltd. et al. v. Journal Communications, Inc. In August 2000, the publisher of the Waukesha Freeman, West Bend Daily News and several other publications in southeastern Wisconsin filed an amended antitrust complaint in state court against us. The plaintiff alleged we attempted to monopolize by the use of predatory pricing on subscriptions, secret rebates to advertisers, exclusionary discounts in advertising and contracts in restraint of trade. The plaintiff alleged damages of $5.4 million, and asked that damages be trebled. On October 2, 2001, the Waukesha County Circuit Court granted summary judgment to us and dismissed all of the plaintiff's claims. The court held that there was no issue of material fact regarding predatory pricing, that the plaintiff cannot show that our conduct caused the financial losses of the Waukesha Freeman, and that plaintiff cannot adequately disaggregate or show which of its losses, if any, were caused by us. The plaintiff appealed on the issue of predatory pricing, and the Wisconsin Court of Appeals certified the case for direct appeal to the Wisconsin Supreme Court. The Wisconsin Supreme Court heard the case on February 11, 2003. A decision is expected in 2003.

9  ACQUISITION AND SALE

   On December 31, 2001, we acquired the business and certain assets of a television station, KIVI-TV, in Boise, Idaho and a low-power television station, KSAW-LP, in Twin Falls, Idaho. The cash purchase price for the stations was

                         JOURNAL COMMUNICATIONS, INC.

approximately $22,114. The preliminary purchase price, the adjustments, and the final purchase price allocation are as follows:

                                      Preliminary               Final
                                       Purchase    Purchase    Purchase
                                         Price       Price      Price
                                      Allocation  Adjustments Allocation
                                      ----------- ----------- ----------
        Property and equipment.......   $ 4,485     $    35    $ 4,520
        Goodwill.....................     1,601       5,368      6,969
        Broadcast licenses...........    10,000      (2,628)     7,372
        Network affiliation agreement     5,979      (2,571)     3,408
        Accrued liabilities..........        --        (155)      (155)
                                        -------     -------    -------
        Total purchase price.........   $22,065     $    49    $22,114
                                        =======     =======    =======

   Goodwill, broadcast licenses and the network affiliation agreement are not subject to amortization under the provisions of Statement No. 142. These intangible assets are, however, deductible for income tax purposes.

   The above-mentioned completed acquisition was accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired business are included in our consolidated financial statements from the respective date of acquisition. Had the transaction occurred on January 1 of the year acquired, the effect of the acquisition on consolidated results of operations, for each respective year, would not have been material.

   On March 2, 2001, we completed the sale of certain assets of the Milwaukee operation of our label printing business. The cash sale price was approximately $4.4 million.

10  DISCONTINUED OPERATIONS

   In January 2002, we announced the closure of Fox Cities Newspapers, which consisted of six weekly newspapers from the publishing segment located in Appleton, Wisconsin.

   On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

   The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., which are included in the gain
(loss) from discontinued operations in the consolidated condensed statements of earnings:

                                                      2000     2001     2002
                                                    -------  -------  -------
  Revenue.......................................... $19,348  $15,172  $ 3,253
  Income (loss) before income tax expense (benefit)    (140)  (2,199)  (7,189)

   At December 31, 2001, the assets and liabilities of Fox Cities Newspapers and IPC Communication Services, S.A. in the consolidated balance sheets consisted of the following:


                                                     2001
                                                   -------
                    Cash.......................... $ 1,176
                    Receivables...................   2,103
                    Inventories...................   1,111
                    Other current assets..........     337
                                                   -------
                    Total current assets.......... $ 4,727
                                                   =======
                    Property and equipment........ $ 1,365
                    Goodwill and intangible assets     543
                    Other non-current assets......     125
                                                   -------
                    Total non-current assets...... $ 2,033
                                                   =======
                    Accounts payable.............. $(2,273)
                    Other current liabilities.....  (1,229)
                                                   -------
                    Total current liabilities..... $(3,502)
                                                   =======

                         JOURNAL COMMUNICATIONS, INC.

11  WORKFORCE REDUCTION AND BUSINESS TRANSITION CHARGES

   During 2002, we recorded a pretax charge of $1,966 for workforce reductions. The charge consisted primarily of $1,905 in termination benefits for approximately 74 employees. In addition, we recorded $61 for shutdown costs of our printing services operations in Ireland.

   During 2001, we recorded $6,055 for workforce reductions and business transition costs. The charge consisted primarily of $4,345 in termination benefits for approximately 300 employees. In addition, we recorded $1,710 for shutdown costs of our printing services operation in Ireland and in transitioning our printing services' eastern and western regions into one U. S. operational unit.

   The remaining costs associated with these actions are expected to be paid in 2003. Activity associated with the workforce reduction and transition charges during the year ended December 31, 2002 was as follows:

                        Balance at                        Balance at
                       December 31,           Payments/  December 31,
                           2001     Additions Reductions     2002
                       ------------ --------- ---------- ------------
           Severance..    $2,531     $1,905    $(2,059)     $2,377
           Lease costs     1,022         --     (1,022)         --
           Other......       126         61       (187)         --
                          ------     ------    -------      ------
                          $3,679     $1,966    $(3,268)     $2,377
                          ======     ======    =======      ======

   Related expenses and accruals were recorded in selling and administrative expenses and other current liabilities in the consolidated statements of earnings and consolidated balance sheets, respectively.

12  SEGMENT ANALYSIS

   We conduct our operations through four reportable segments: publishing, broadcasting, telecommunications and printing services. In addition, our label printing business, our direct marketing services business and certain administrative activities are aggregated and reported as "other." All operations primarily conduct their business in the United States. We publish the Milwaukee Journal Sentinel and more than 90 weekly shopper and community newspapers in seven states. We also own and operate 36 radio stations and six television stations in 11 states. Our telecommunications business serves the wholesale carrier market and provides integrated data communications solutions for small and mid-size businesses. Our printing services business serves the publishing, software, entertainment and government markets by providing printing, assembly and complete fulfillment.

   In the fourth quarter of 2002, we evaluated our segment disclosures and determined it appropriate under Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information," to aggregate certain previously reported operating segments and identify the new segments by type of business rather than by names of the individual operating entities. The following table provides the aggregated former operating segments shown parenthetically next to the new reportable segments:

   Publishing (Journal Sentinel and Add Inc.)

   Broadcasting (Journal Broadcast Group)

   Telecommunications (Norlight Telecommunications)

   Printing services (IPC Communication Services)

   Other (NorthStar Print Group, PrimeNet Marketing Services and Corporate and eliminations)

   The accounting basis for transactions between reportable segments is the same as that described in the "Significant Accounting Policies" outlined in
Note 1.

   During 2002, we changed our method of evaluating segment performance by excluding segment interest income and interest expense from the segment's profit performance. The following tables summarize operating revenue, operating

                         JOURNAL COMMUNICATIONS, INC.

earnings (loss), depreciation and amortization and capital expenditures from continuing operations for the years ended December 31 and identifiable total assets of continuing operations at December 31:

                                           2000      2001      2002
                                         --------  --------  --------
           Operating revenue
           Publishing................... $345,321  $320,615  $311,138
           Broadcasting.................  149,886   134,801   152,749
           Telecommunications...........  126,586   151,992   148,674
           Printing services............  107,334   114,612    97,841
           Other........................   90,105    86,767    90,974
                                         --------  --------  --------
                                         $819,232  $808,787  $801,376
                                         ========  ========  ========
           Operating earnings (loss)
           Publishing................... $ 39,265  $ 24,898  $ 30,315
           Broadcasting.................   30,435    15,453    33,384
           Telecommunications...........   40,114    48,007    40,956
           Printing services............    3,336      (756)    2,131
           Other........................   (3,959)   (3,498)    7,287
                                         --------  --------  --------
                                         $109,191  $ 84,104  $114,073
                                         ========  ========  ========

           Depreciation and amortization
           Publishing................... $ 14,277  $ 13,893  $ 14,157
           Broadcasting.................   13,584    13,287     7,310
           Telecommunications...........   11,376    14,735    17,192
           Printing services............    6,628     6,168     5,218
           Other........................    4,253     3,613     2,758
                                         --------  --------  --------
                                         $ 50,118  $ 51,696  $ 46,635
                                         ========  ========  ========

           Capital expenditures
           Publishing................... $ 50,530  $ 49,701  $ 30,291
           Broadcasting.................    7,674    10,260     8,788
           Telecommunications...........   28,779    27,509    10,132
           Printing services............    7,946     1,654     2,555
           Other........................    1,829     1,048     1,403
                                         --------  --------  --------
                                         $ 96,758  $ 90,172  $ 53,169
                                         ========  ========  ========

           Identifiable total assets
           Publishing................... $180,517  $208,141  $224,290
           Broadcasting.................  279,055   296,723   298,426
           Telecommunications...........  109,807   121,111   114,545
           Printing services............   57,611    50,494    31,005
           Other........................   60,045    54,309    76,486
                                         --------  --------  --------
                                         $687,035  $730,778  $744,752
                                         ========  ========  ========

                         JOURNAL COMMUNICATIONS, INC.

13  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                              2001 Quarters
                                               --------------------------------------------
                                                First    Second   Third    Fourth   Total
                                               -------- -------- -------- -------- --------
Operating revenue............................. $182,250 $190,791 $246,980 $188,766 $808,787
Gross profit..................................   76,856   85,194  102,989   80,067  345,106
Earnings from continuing operations before
  accounting change...........................    9,180   13,194   15,484   11,621   49,479
Net earnings..................................    8,854   12,571   15,431   10,901   47,757
Basic and diluted earnings per share:
   Earnings from continuing operations before
     accounting change........................     0.34     0.47     0.54     0.41     1.76
   Net earnings...............................     0.32     0.45     0.54     0.39     1.70

                                                              2002 Quarters
                                               --------------------------------------------
                                                First    Second   Third    Fourth   Total
                                               -------- -------- -------- -------- --------
Operating revenue............................. $180,206 $185,880 $245,317 $189,973 $801,376
Gross profit..................................   76,328   84,530  108,814   84,151  353,823
Earnings from continuing operations before
  accounting change...........................   12,352   18,492   19,588   14,562   64,994
Net earnings..................................    7,338   16,658   19,589   14,335   57,920
Basic and diluted earnings per share:
   Earnings from continuing operations before
     accounting change........................     0.46     0.69     0.74     0.57     2.46
   Net earnings...............................     0.27     0.63     0.74     0.55     2.19

   The reported amounts for the first quarter of 2002 differ from the amounts previously reported in our Quarterly Report on Form 10-Q. They include the reclassification of the results of discontinued operations and the reclassification of the impairment of $1,260 for a customer list at our direct marketing services business from cumulative effect of accounting change to operating costs and expenses.

   The results for the first quarter of 2002 include $7,670 pre-tax transitional impairment charges for the write-off of goodwill at our direct marketing services business and the write down of certain broadcast licenses at our broadcasting business.

   The results for the fourth quarter of 2002 include an $2,502 pre-tax impairment charge for certain equipment at our printing services business.

   The results for the fourth quarter of 2001 include an $1,003 pre-tax impairment charge for certain property at our broadcast business and certain equipment at our printing services business.

   The results for 2001 include approximately $1,990 pre-tax amortization expense per quarter for goodwill and indefinite-lived intangible assets that are no longer amortized under Statement No. 142.

   We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter).

                         JOURNAL COMMUNICATIONS, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                   (in thousands, except per share amounts)

                                                                                        December 31,  March 23,
                                                                                            2002        2003
                                                                                        ------------ -----------
                                                                                                     (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents...........................................................  $   8,455    $   6,599
   Receivables, less allowance for doubtful accounts of $6,453 and $6,522..............     89,920       85,533
   Inventories, lower of cost (first-in-first-out) or market:
       Paper and supplies..............................................................      7,725        8,357
       Work in process.................................................................      3,456        1,773
       Finished goods..................................................................      5,019        6,418
                                                                                         ---------    ---------
                                                                                            16,200       16,548
   Prepaid expenses....................................................................     11,786        8,594
   Deferred income taxes...............................................................      8,164        8,164
                                                                                         ---------    ---------
   TOTAL CURRENT ASSETS................................................................    134,525      125,438
Property and equipment, at cost, less accumulated depreciation of $345,333 and $353,636    324,405      330,661
Goodwill...............................................................................    111,998      111,998
Broadcast licenses.....................................................................    125,492      125,492
Other intangible assets, net...........................................................     12,115       11,719
Prepaid pension costs..................................................................     30,337       29,749
Other assets...........................................................................      5,880        5,781
                                                                                         ---------    ---------
   TOTAL ASSETS........................................................................  $ 744,752    $ 740,838
                                                                                         =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks..............................................................  $  90,775    $  75,870
   Accounts payable....................................................................     37,757       50,759
   Accrued compensation................................................................     29,712       20,812
   Deferred revenue....................................................................     20,741       20,859
   Accrued employee benefits...........................................................      9,576        7,452
   Other current liabilities...........................................................      9,525       14,933
   Current portion of long-term liabilities............................................      1,645        1,574
                                                                                         ---------    ---------
   TOTAL CURRENT LIABILITIES...........................................................    199,731      192,259
Accrued employee benefits..............................................................     16,945       17,070
Other long-term liabilities............................................................      9,238        9,142
Deferred income taxes..................................................................     42,294       42,294

Shareholders' equity:
   Common stock, authorized and issued 28,800 shares ($0.125 par value)................      3,600        3,600
   Retained earnings...................................................................    581,361      584,888
   Units of beneficial interest in treasury, at cost...................................   (108,417)    (108,417)
   Accumulated other comprehensive income..............................................         --            2
                                                                                         ---------    ---------
   TOTAL SHAREHOLDERS' EQUITY..........................................................    476,544      480,073
                                                                                         ---------    ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................................  $ 744,752    $ 740,838
                                                                                         =========    =========

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                   (in thousands, except per share amounts)

                                                                                    First Quarter Ended
                                                                                    ------------------
                                                                                    March 24, March 23,
                                                                                      2002      2003
                                                                                    --------- ---------
Continuing operations:
Operating revenue:
   Publishing...................................................................... $ 69,517  $ 68,337
   Broadcasting....................................................................   30,680    29,462
   Telecommunications..............................................................   34,905    33,750
   Printing services...............................................................   25,028    21,025
   Other...........................................................................   19,925    21,893
                                                                                    --------  --------
Total operating revenue............................................................  180,055   174,467
Operating costs and expenses:
   Publishing......................................................................   33,880    34,728
   Broadcasting....................................................................   13,083    13,840
   Telecommunications..............................................................   18,223    18,562
   Printing services...............................................................   21,496    17,034
   Other...........................................................................   17,149    18,395
                                                                                    --------  --------
   Total operating costs and expenses..............................................  103,831   102,559
   Selling and administrative expenses.............................................   55,744    52,656
                                                                                    --------  --------
Total operating costs and expenses and selling and administrative expenses.........  159,575   155,215
Operating earnings.................................................................   20,480    19,252

Other income and expense:
   Interest income and dividends...................................................      631        77
   Interest expense, net...........................................................     (145)     (491)
                                                                                    --------  --------
Total other income and expense.....................................................      486      (414)
Earnings from continuing operations before income taxes and accounting change......   20,966    18,838
Provision for income taxes.........................................................    8,714     7,536
                                                                                    --------  --------
Earnings from continuing operations before accounting change.......................   12,252    11,302
Income from discontinued operations, net of applicable income tax benefit of $2,667    1,595        --
Cumulative effect of accounting change, net of applicable income taxes of $1,161...   (6,509)       --
                                                                                    --------  --------
Net earnings....................................................................... $  7,338  $ 11,302
                                                                                    ========  ========
Weighted average number of shares outstanding......................................   26,775    25,916

Basic and diluted earnings per share:
   Continuing operations before accounting change.................................. $   0.46  $   0.44
   Discontinued operations.........................................................     0.06        --
   Cumulative effect of accounting change..........................................    (0.25)       --
                                                                                    --------  --------
Net earnings per share............................................................. $   0.27  $   0.44
                                                                                    ========  ========
Cash dividends per share........................................................... $   0.30  $   0.30
                                                                                    ========  ========

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                                          First Quarter Ended
                                                                                                          ------------------
                                                                                                          March 24, March 23,
                                                                                                            2002      2003
                                                                                                          --------- ---------
Cash flow from operating activities:
   Net earnings.......................................................................................... $  7,338  $ 11,302
   Less income from discontinued operations..............................................................    1,595        --
   Less cumulative effect of accounting change...........................................................   (6,509)       --
   Earnings from continuing operations before accounting change..........................................   12,252    11,302
   Adjustments for non-cash items:
       Depreciation......................................................................................    9,977    10,433
       Amortization......................................................................................      352       396
       Provision for doubtful accounts...................................................................      875       607
       Net (gain) loss from disposal of assets...........................................................      (18)        3
       Impairment of long-lived assets...................................................................    1,260        --
       Net changes in operating assets and liabilities, excluding effects of sales and acquisitions:
          Receivables....................................................................................    4,194     3,815
          Inventories....................................................................................    2,764      (348)
          Accounts payable...............................................................................   (7,283)   11,481
          Other assets and liabilities...................................................................      157      (110)
                                                                                                          --------  --------
              NET CASH PROVIDED BY OPERATING ACTIVITIES..................................................   24,530    37,579
Cash flow from investing activities:
   Capital expenditures for property and equipment.......................................................  (16,323)  (16,784)
   Proceeds from sales of assets.........................................................................       29        92
   Other, net............................................................................................       37       (63)
                                                                                                          --------  --------
       NET CASH USED FOR INVESTING ACTIVITIES............................................................  (16,257)  (16,755)

Cash flow from financing activities:
   Net increase (decrease) in notes payable to bank......................................................   64,975   (14,905)
   Purchases of units of beneficial interest.............................................................  (79,934)       --
   Sales of units of beneficial interest.................................................................   13,972        --
   Cash dividends........................................................................................   (7,942)   (7,775)
   Deferred revenue......................................................................................      (75)       --
                                                                                                          --------  --------
       NET CASH USED FOR FINANCING ACTIVITIES............................................................   (9,004)  (22,680)

NET CASH USED FOR DISCONTINUED OPERATIONS................................................................     (377)       --
                                                                                                          --------  --------
NET DECREASE IN CASH AND CASH EQUIVALENTS................................................................   (1,108)   (1,856)
Cash and cash equivalents
   Beginning of year.....................................................................................    8,911     8,455
                                                                                                          --------  --------
   At March 23, 2003 and March 24, 2002.................................................................. $  7,803  $  6,599
                                                                                                          ========  ========

                            See accompanying notes.

                         JOURNAL COMMUNICATIONS, INC.

        NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



1  BASIS OF PRESENTATION

   The accompanying unaudited consolidated condensed financial statements have been prepared by Journal Communications, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect normal and recurring adjustments, which we believe to be necessary for a fair presentation. As permitted by these regulations, these statements do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. However, we believe that the disclosures are adequate to make the information presented not misleading. The operating results for the first quarter ended March 23, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. You should read these unaudited consolidated condensed financial statements in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2002.

   We reclassified certain prior year amounts to conform to the 2003 presentation.

2  ACCOUNTING PERIODS

   We divide our calendar year into 13 four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. We follow a practice of publishing our interim financial statements at the end of the third accounting period (the first quarter), at the end of the sixth accounting period (the second quarter), and at the end of the tenth accounting period (the third quarter).

3  SEGMENT INFORMATION

                                           First Quarter Ended
                                           -------------------
                                           March 24, March 23,
                                             2002      2003
                                           --------- ---------
                 Operating revenue
                 Publishing............... $ 69,517  $ 68,337
                 Broadcasting.............   30,680    29,462
                 Telecommunications.......   34,905    33,750
                 Printing services........   25,028    21,025
                 Other....................   19,925    21,893
                                           --------  --------
                                           $180,055  $174,467
                                           ========  ========
                 Operating earnings (loss)
                 Publishing............... $  5,235  $  3,582
                 Broadcasting.............    4,703     3,406
                 Telecommunications.......   10,316     9,212
                 Printing services........      750     1,122
                 Other....................     (524)    1,930
                                           --------  --------
                                           $ 20,480  $ 19,252
                                           ========  ========

                                     December 31, 2002 March 23, 2003
                                     ----------------- --------------
                                         (Audited)
           Identifiable total assets
           Publishing...............     $224,290         $231,146
           Broadcasting.............      298,426          294,238
           Telecommunications.......      114,545          111,002
           Printing services........       31,005           29,615
           Other....................       76,486           74,837
                                         --------         --------
                                         $744,752         $740,838
                                         ========         ========

                         JOURNAL COMMUNICATIONS, INC.

4  COMPREHENSIVE INCOME

                                                   First Quarter Ended
                                                   -------------------
                                                   March 24, March 23,
                                                     2002      2003
                                                   --------- ---------
          Net earnings............................  $7,338    $11,302
          Foreign currency translation adjustments     173          2
                                                    ------    -------
          Comprehensive Income....................  $7,511    $11,304
                                                    ======    =======

5  GOODWILL AND OTHER INTANGIBLE ASSETS

Definite-lived Intangibles

   Our definite-lived intangible assets consist primarily of customer lists and non-compete agreements. We amortize the customer lists over the period of time we expect the assets to contribute to our cash flows and we amortize the non-compete agreements over the terms of the contracts.

   The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 31, 2002 and March 23, 2003 is as follows:

                                     Gross Carrying Accumulated  Net Carrying
   As of December 31, 2002               Amount     Amortization    Amount
   -----------------------           -------------- ------------ ------------
   Definite-lived intangible assets:
   Customer lists...................    $17,771       $(14,830)     $2,941
   Non-compete agreements...........     24,813        (23,169)      1,644
   Other............................      3,080         (3,045)         35
                                        -------       --------      ------
   Total............................    $45,664       $(41,044)     $4,620
                                        =======       ========      ======

                                     Gross Carrying Accumulated  Net Carrying
   As of March 23, 2003                  Amount     Amortization    Amount
   --------------------              -------------- ------------ ------------
   Definite-lived intangible assets:
   Customer lists...................    $17,771       $(14,951)     $2,820
   Non-compete agreements...........     24,813        (23,437)      1,376
   Other............................      3,080         (3,052)         28
                                        -------       --------      ------
   Total............................    $45,664       $(41,440)     $4,224
                                        =======       ========      ======

   Amortization expense was $396 for the first quarter ended March 23, 2003. Estimated amortization expense for each of the next five years ending December 31 is as follows:

      Year                                                         Amount
      ----                                                         ------
      2003........................................................ $1,636
      2004........................................................  1,028
      2005........................................................    455
      2006........................................................    445
      2007........................................................    410

Indefinite-lived Intangibles

   Broadcast licenses and network affiliation agreements are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Consequently, we expect the cash flows from both our broadcast licenses and our network affiliation agreements to continue indefinitely. We

                         JOURNAL COMMUNICATIONS, INC.

performed transitional impairment tests on our broadcast licenses and network affiliation agreements at the level of separate identifiable assets and recorded a transitional broadcast license impairment charge of $722 ($458 after tax) at our broadcasting business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. No impairment resulted from our 2002 annual impairment test.

   There were no changes in the carrying amount of the major classes of indefinite-lived intangible assets in the first quarter ended March 23, 2003.

Goodwill

   In 2002, we performed transitional impairment tests on the goodwill of six of our reporting units with goodwill. As a result, we recorded a transitional goodwill impairment charge of $6,948 ($6,051 after tax) at our direct marketing services business during the first quarter ended March 24, 2002, which is reported as a component of the cumulative effect of accounting change in the consolidated statements of earnings. For goodwill amortization that was nondeductible for income tax purposes, the transitional goodwill impairment charge is also nondeductible. No impairment resulted from our 2002 annual impairment test.

   There were no changes in the carrying amount of goodwill in the first quarter ended March 23, 2003.

6  NOTES PAYABLE TO BANKS

   We have a $120,000 bank revolving credit agreement, expiring April 30, 2004, to support our cash requirements. Borrowings under this credit agreement are at the Base Rate (derived from prime or Federal Fund rates) or at the LIBOR based rate. As of March 23, 2003, we had borrowings of $75,870 under the credit agreement, including $4,870 bearing interest at the Base Rate of 4.25% and $71,000 bearing interest at the LIBOR based rate of 2.21%.

7  DISCONTINUED OPERATIONS

   In January 2002, we announced the closure of Fox Cities Newspapers, a business in our publishing segment located in Appleton, Wisconsin. On April 29, 2002, we decided to liquidate IPC Communications Services, S.A., a business in our printing services segment located in Roncq, France.

   The following table summarizes the results of operations of Fox Cities Newspapers and IPC Communication Services, S.A., during the first quarter ended March 24, 2002 and March 23, 2003:

                                                   First Quarter Ended
                                                   -------------------
                                                   March 24, March 23,
                                                     2002      2003
                                                   --------- ---------
          Revenue.................................  $ 1,610     $--
          Loss before income tax benefit of $2,667  $(1,072)    $--

   There were no assets or liabilities of Fox Cities Newspapers or IPC Communication Services, S.A. included in the consolidated balance sheet at December 31, 2002 and the unaudited consolidated condensed balance sheet at March 23, 2003.

8  EXIT ACTIVITY

   Effective January 1, 2003, we adopted Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the previous guidance on the subject. It requires, among other things, that a liability for a cost associated with an exit or disposal activity initiated after December 31, 2002 be recognized, at fair value, when the liability is incurred rather than at the commitment date to the exit or disposal plan.

                         JOURNAL COMMUNICATIONS, INC.

   In February 2003, we announced the closure of our CD-ROM mastering and replication facility, a business in our printing services segment, in Foothill Ranch, California. These functions will be performed by third parties, eliminating the need for all 33 employees, and will allow us to focus on our core printing services business. This action is expected to be completed in May 2003. We expect to incur expenses of $517. These costs are reported as selling and administrative expenses in the unaudited consolidated condensed statement of earnings. The liability is reported as accrued employee benefits in the unaudited consolidated condensed balance sheets.

                                         Liability at                      Liability at
                                Expected  January 1,  Charges/  Payments/   March 23,
                                 Costs       2003     Additions Reductions     2003
                                -------- ------------ --------- ---------- ------------
Employee severance and benefits   $231       $--        $214      $(132)       $82
Facility costs.................    261        --          78        (78)        --
Other..........................     25        --          25        (25)        --
                                  ----       ---        ----      -----        ---
Total..........................   $517       $--        $317      $(235)       $82
                                  ====       ===        ====      =====        ===

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder
The Journal Company

We have audited the accompanying balance sheet of The Journal Company as of May 12, 2003. The balance sheet is the responsibility of the The Journal Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of The Journal Company as of May 12, 2003, in conformity with accounting principles generally accepted in the United States.


May 12, 2003                                             /s/  ERNST & YOUNG LLP
Milwaukee, Wisconsin

                              THE JOURNAL COMPANY

                         BALANCE SHEET AT MAY 12, 2003

       ASSETS
       Cash......................................................... $100
                                                                     ====

       SHAREHOLDER'S EQUITY
       Class A common stock, par value $0.01 per share;
          170,000,000 shares of class A common stock authorized,
          100 shares of class A common stock issued and outstanding. $  1
       Additional paid-in capital...................................   99
                                                                     ----
       Total........................................................ $100
                                                                     ====

                             See accompanying note

                              THE JOURNAL COMPANY

                             NOTE TO BALANCE SHEET

                                 May 12, 2003

ORGANIZATION OF THE JOURNAL COMPANY

   The Journal Company, a Wisconsin corporation, was formed on May 9, 2003 for purposes of facilitating the transactions contemplated by the joint proxy statement/prospectus. The Journal Company has no operations, except as contemplated by the Agreement and Plan of Share Exchange, dated as of May
      , 2003, by and between The Journal Company and Journal Communications, Inc. Journal Communications, Inc. is the sole shareholder of The Journal Company. The principal executive office of The Journal Company is located at 333 West State Street, Milwaukee, Wisconsin 53203.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

         The Bylaws of the Registrant provide that the directors and officers of the Registrant, members of the committee formed under Article 2 of the Registrant's Articles of Incorporation, any trustee of any employee benefit plan of the Registrant and any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of the Registrant under certain circumstances, as more fully described in Sections
180.0850 through 180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

         Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Registrant under certain circumstances.

         The indemnification provided by the Wisconsin Business Corporation Law and the Registrant's Bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

         The Registrant also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Registrant's former, current or future directors or officers or persons serving at the request of the Registrant or positions with other entities as described above.

Item 21.    Exhibits and Financial Statement Schedules.

         (a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

         (b)   Financial Statement Schedules.

Report of Independent Auditors on Schedule

The Board of Directors and Shareholders
Journal Communications, Inc.

We have audited the consolidated financial statements of Journal Communications, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated January 28, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        /s/ Ernst & Young LLP




January 28, 2003
Milwaukee, Wisconsin

                          JOURNAL COMMUNICATIONS, INC.

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 2002, 2001, and 2000
                                 (in thousands)

                          Balance at         Additions                                                      Balance at
                           Beginning        Charged to           Acquisitions                                  End
Description                 of Year          Earnings           Divestitures(1)     Deductions(2)            of Year
---------------          -------------   --------------     -------------------   -----------------        --------------
Allowance for doubtful
accounts:

2002                         $  5,477     $  3,944                 $         -       $  2,968                  $  6,453

2001                         $  3,993     $  5,206                 $      (59)       $  3,663                  $  5,477

2000                         $  4,008     $  3,185                 $         -       $  3,200                  $  3,993

Reserve for litigation:

2002                         $10,000      $ (4,100)                $         -       $  5,900                  $     -

2001                         $  4,350     $  5,650                 $         -       $      -                  $ 10,000

2000                         $  2,834     $  4,445                 $         -       $  2,929                  $  4,350

(1) During 2001, $59,000 was deducted from the allowance for doubtful accounts due to the sale of the Milwaukee operation of our label printing business.
(2) Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance. The deduction from the reserve for litigation in 2000 represents a settlement payment and the deduction in 2002 represents the final settlement. Please see Note 8 of our Notes to Consolidated Financial Statements.

         All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

         (c)   Reports, Opinions or Appraisals.  Not applicable.

Item 22.    Undertakings.

         (a)   The undersigned Registrant hereby undertakes as follows:

         (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (c) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (d) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on June 18, 2003.

                           THE JOURNAL COMPANY

                           By: /s/ Steven J. Smith
                               --------------------------
                               Steven J. Smith
                               Chairman of the Board and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                Signature                                    Title                                  Date
                ---------                                    -----                                  ----
/s/ Steven J. Smith                         Chairman of the Board and Chief                    June 18, 2003
-------------------------------------       Executive Officer (Principal Executive
Steven J. Smith                             Officer)

/s/ Paul M. Bonauito                        Executive Vice President and Chief                 June 18, 2003
-------------------------------------       Financial Officer (Principal Financial
Paul M. Bonaiuto                            Officer)

/s/ Anne M. Bauer                           Vice President and Controller                      June 18, 2003
-------------------------------------       (Principal Accounting Officer)
Anne M. Bauer

                                  EXHIBIT INDEX


Exhibit Number                                         Document Description
--------------                                         --------------------
      (2)        Agreement and Plan of Share Exchange, dated as of _______, 2003, between The Journal Company and
                 Journal Communications, Inc. (Annex A to the Joint Proxy Statement/Prospectus contained in this
                 Registration Statement (the "Joint Proxy Statement/Prospectus"))

    (3.1)        Articles of Incorporation of The Journal Company (Annex D to the Joint Proxy Statement/Prospectus))*

    (3.2)        Bylaws of The Journal Company*

    (4.1)        Shareholders Agreement, by and among Journal Communications, Inc., The Journal Company, Matex
                 Inc. and the Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to The Journal Company's Registration Statement on Form S-1 filed on
                 June 19, 2003 [Registration No. 333-105210])

    (4.2)        The Journal Employees' Stock Trust Agreement, dated May 15, 1937, as amended (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Journal Employees' Stock
                 Trust for the quarter ended June 30, 2001 [Commission File No. 0-7832])

    (4.3)        Credit Agreement, dated May 31, 2002, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U. S. Bank National
                 Association, as lead arranger and administrative agent (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended June
                 16, 2002 [Commission File No. 0-7831])

    (4.4)        First Amendment to Credit Agreement, dated May 2, 2003, among Journal Communications, Inc. and certain of its subsidiaries parties thereto, several lenders parties thereto and U.S. Bank National
                 Association, as lead arranger and administrative agent (incorporated by reference to Exhibit
                 10.1 to the Quarterly Report on Form 10-Q of Journal Communications, Inc. for the quarter ended
                 March 23, 2003 [Commission File No. 0-7831])

      (5)        Opinion of Foley & Lardner (including consent of counsel)

      (8)        Opinion of Foley & Lardner (including consent of counsel) regarding tax matters*

    (10.1)       The Journal Company 2003 Equity Incentive Plan (Annex E to the Joint Proxy Statement/Prospectus)*

    (10.2)       The Journal Company 2003 Stock Purchase Plan (Annex F to the Joint Proxy Statement/Prospectus) *

    (10.3)       Journal Communications, Inc. Management Long Term Incentive Plan (incorporated by reference to
                 Exhibit 10.2 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

Exhibit Number                                         Document Description
--------------                                         --------------------
    (10.4)       Journal Communications, Inc. Management Annual Incentive Plan (incorporated by reference to
                 Exhibit 10.3 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.5)       Journal Communications, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File No. 0-7831])

    (10.6)       Journal Communications, Inc. Supplemental Benefit Plan (incorporated by reference to Exhibit
                 10.5 of the Annual Report on Form 10-K of Journal Communications, Inc. for the year ended
                 December 31, 2002 [Commission File No. 0-7831])

      (21)       Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of the Annual Report on
                 Form 10-K of Journal Communications, Inc. for the year ended December 31, 2002 [Commission File
                 No. 0-7831])

    (23.1)       Consent of Independent Auditors

    (23.2)       Consent of Foley & Lardner (contained as part of Exhibit (5))

    (23.3)       Consent of Foley & Lardner (contained as part of Exhibit (8))*

     (24)        Powers of Attorney (contained as part of the signature page hereto)**

    (99.1)       Form of Proxy for Joint Special Meeting of the Shareholders of Journal Communications, Inc. and
                 the Unitholders of the Journal Employees' Stock Trust

---------------------------------
      * To be filed by amendment.
     ** Previously filed.



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